Filed pursuant to Rule 424(b)(3)
Registration No. 333-220991

PROXY STATEMENT AND PROSPECTUS OF COMMERCE UNION BANCSHARES, INC.	PROXY STATEMENT OF COMMUNITY FIRST, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On August 22, 2017, Commerce Union Bancshares, Inc., or Commerce Union, and Community First, Inc., or Community First, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, a wholly owned subsidiary of Commerce Union will merge with and into Community First, with Community First to be the surviving corporation and becoming a wholly owned subsidiary of Commerce Union (which we refer to as the “merger”). As soon as reasonably practicable following the merger and as part of a single integrated transaction, Community First will merge with and into Commerce Union (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger, Community First Bank & Trust, the wholly owned bank subsidiary of Community First, will merge with and into Reliant Bank, the wholly owned bank subsidiary of Commerce Union, with Reliant Bank as the surviving bank (which we refer to as the “bank merger”). At or prior to the effective time of the merger, Commerce Union intends to change its name to “Reliant Bancorp, Inc.”

In connection with the merger, each share of Community First common stock (except for specified shares of Community First common stock held by Community First or Commerce Union and any dissenting shares) will be converted into the right to receive 0.481 shares of Commerce Union common stock (which we refer to as the “exchange ratio”). Although the exchange ratio is fixed, the market value of the merger consideration will fluctuate with the market price of Commerce Union common stock and will not be known until the merger is consummated. Based on the closing price of Commerce Union’s common stock on the Nasdaq Capital Market of $24.40 on August 22, 2017, the last trading day before public announcement of the mergers, the exchange ratio represented approximately $11.74 in value for each share of Community First common stock. Based on the closing price of Commerce Union’s common stock of $23.41, on November 3, 2017, the last practicable date before the date of this document, the exchange ratio represented approximately $11.26 in value for each share of Community First common stock. We urge you to obtain current market quotations for Commerce Union common stock, which trades under the symbol “CUBN”.

Based on the exchange ratio and the number of shares of Community First common stock outstanding and reserved for issuance under various employee benefit plans as of November 3, 2017, Commerce Union currently expects to issue approximately 2,417,450 shares of its common stock upon the completion of the merger. However, an increase or decrease in the number of outstanding shares of Community First common stock prior to the completion of the merger could cause the actual number of shares issued to change.

Community First and Commerce Union will each hold a special meeting of shareholders in connection with the mergers. Community First shareholders will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger, as described in this joint proxy statement/prospectus. Community First shareholders will additionally be asked to approve, on a non-binding, advisory basis, the compensation that certain executive officers of Community First may receive in connection with the merger pursuant to existing agreements or arrangements. Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of all the votes entitled to be cast by the holders of outstanding shares of Community First common stock. Approval of the non-binding, advisory compensation proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal. Commerce Union shareholders will be asked to vote to approve the issuance of the shares of Commerce Union common stock in connection with the merger and to approve an amendment to the Commerce Union charter to change the company’s name to “Reliant Bancorp, Inc.” Approval of the issuance of the shares of Commerce Union common stock in connection with the merger requires that the votes cast in favor of the stock issuance proposal exceed the votes cast opposing the proposal, and approval of the charter amendment to change the company’s name requires the affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock.

The special meeting of Commerce Union shareholders will be held on December 14, 2017 at 10:00 a.m., local time, at the main office of Reliant Bank, located at 1736 Carothers Parkway, Ste. 100, Brentwood, TN 37027. The special meeting of Community First shareholders will be held on December 14, 2017 at the Operations Building of Community First Bank & Trust located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, at 4:00 p.m., local time. Commerce Union’s board of directors recommends that Commerce Union shareholders vote “FOR” the approval of the Commerce Union stock issuance proposal and “FOR” the other matters to be considered at the Commerce Union special meeting. Community First’s board of directors unanimously recommends that Community First shareholders vote “FOR” the Community First merger proposal and “FOR” the other matters to be considered at the Community First special meeting.

This joint proxy statement/prospectus describes the special meeting of Commerce Union, the special meeting of Community First, the merger, the documents related to the merger, and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 36, for a discussion of the risks related to the proposed merger. You can also obtain information about Commerce Union and Community First from documents that each corporation has filed or will file prior to each company’s special meeting with the Securities and Exchange Commission.

Sincerely,

DeVan D. Ard, Jr.
Chairman, President, and Chief Executive Officer	Louis E. Holloway
Commerce Union Bancshares, Inc.	Chief Executive Officer
Community First, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or passed upon the adequacy or completeness of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated November 6, 2017,

and it is first being mailed or otherwise delivered to shareholders of Commerce Union and Community First on or about November 10, 2017.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2017

You are cordially invited to attend a special meeting of the shareholders of Commerce Union Bancshares, Inc., or Commerce Union, on December 14, 2017, at 10:00 a.m. local time, at the main office of Reliant Bank, located at 1736 Carothers Parkway, Ste. 100, Brentwood, TN 37027 (which we refer to as the “Commerce Union special meeting”) to consider the following proposals:

●

a proposal to approve the issuance of shares of Commerce Union common stock to shareholders of Community First, Inc., or Community First, as contemplated by the Agreement and Plan of Merger dated August 22, 2017, by and among Commerce Union, Reliant Bank, Pioneer Merger Sub, Inc., Community First, Inc., or Community First, and Community First Bank & Trust , a copy of which is attached to the enclosed joint proxy statement/prospectus as Appendix A (which we refer to as the “Commerce Union stock issuance proposal”);

●

a proposal to approve one or more adjournments of the Commerce Union special meeting to allow time for further solicitation of proxies in favor the Commerce Union stock issuance proposal in the event there are insufficient votes present at the Commerce Union special meeting to approve the Commerce Union stock issuance proposal (which we refer to as the “Commerce Union adjournment proposal”); and

●

a proposal to approve Articles of Amendment to the Amended and Restated Charter of Commerce Union Bancshares, Inc., a copy of which is attached to the enclosed joint proxy statement/prospectus as Appendix E, pursuant to which the company will change its name to “Reliant Bancorp, Inc.” (which we refer to as the “Commerce Union charter amendment proposal”).

Only holders of record of Commerce Union common stock at the close of business on November 2, 2017, will be entitled to notice of and to vote at the Commerce Union special meeting and at any adjournment or postponement of the Commerce Union special meeting. Approval of the Commerce Union stock issuance proposal requires that the votes cast in favor of the Commerce Union stock issuance proposal exceed the votes cast opposing the proposal. Approval of the Commerce Union adjournment proposal requires that the votes cast in favor of the Commerce Union adjournment proposal exceed the votes cast opposing the proposal. Approval of the Commerce Union charter amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock.

COMMERCE UNION’S BOARD OF DIRECTORS RECOMMENDS THAT COMMERCE UNION SHAREHOLDERS VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. We cannot complete the merger unless Commerce Union’s shareholders approve the Commerce Union stock issuance proposal.

Regardless of whether you plan to attend the Commerce Union special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Commerce Union, you can vote by internet, by phone, by mail, or in person at the Commerce Union special meeting. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder. Any shareholder of record of Commerce Union common stock who is present at the Commerce Union special meeting may vote in person instead of by proxy, thereby canceling any previous proxy.

The enclosed joint proxy statement/prospectus provides a detailed description of the Commerce Union special meeting, the merger, the Commerce Union stock issuance proposal, the Commerce Union charter amendment proposal, the documents related to the merger, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendixes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

DeVan D. Ard, Jr., Chairman, President and Chief Executive Officer
Commerce Union Bancshares, Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 14, 2017

To the Shareholders of Community First, Inc.:

Notice is hereby given that Community First, Inc., or Community First, will hold a special meeting of shareholders at 4:00 p.m. local time, on December 14, 2017, at the Operations Building of Community First Bank & Trust located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401 (which we refer to as the “Community First special meeting”) to consider and vote upon the following matters:

●

a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 22, 2017, by and among Commerce Union Bancshares, Inc., or Commerce Union, Community First, Pioneer Merger Sub, Inc., Reliant Bank, and Community First Bank & Trust, as such agreement may be amended from time to time, a copy of which is attached to the enclosed joint proxy statement/prospectus as Appendix A (which we refer to as the “Community First merger proposal”);

●

a proposal to approve, on a non-binding, advisory basis, the compensation that certain executive officers of Community First may receive in connection with the merger of Community First with a wholly owned subsidiary of Commerce Union pursuant to existing agreements or arrangements with Community First or Community First Bank & Trust (which we refer to as the “Community First compensation proposal”); and

●

a proposal to approve one or more adjournments of the Community First special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Community First merger proposal (which we refer to as the “Community First adjournment proposal”).

The Community First board of directors has fixed the close of business on November 1, 2017 as the record date for the Community First special meeting. Only Community First shareholders of record at that time are entitled to notice of, and only holders of Community First common stock of record at that time are entitled to vote at, the Community First special meeting, or any adjournment or postponement of the Community First special meeting. Approval of the Community First merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Community First common stock. Approval of the Community First compensation proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting. Approval of the Community First adjournment proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

The Community First board of directors has approved and adopted the merger agreement, has determined that the transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of Community First and its shareholders and unanimously recommends that Community First shareholders vote “FOR” the Community First merger proposal, “FOR” the Community First compensation proposal and “FOR” the Community First adjournment proposal.

Your vote is very important. We cannot complete the merger unless Community First’s shareholders approve the Community First merger proposal.

Each copy of the joint proxy statement/prospectus mailed to Community First shareholders is accompanied by a proxy card with instructions for voting. Regardless of whether you plan to attend the Community First special meeting, please vote as soon as possible by accessing the internet site listed on the Community First proxy card, by voting telephonically using the phone number listed on the Community First proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of Community First and are voting by mail, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder of record of Community First entitled to vote at the Community First special meeting who is present at the Community First special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the Community First special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

As required by Chapter 23 of the Tennessee Business Corporation Act, Community First is notifying all shareholders entitled to vote on the merger agreement that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Tennessee Business Corporation Act. A copy of the dissenters’ rights chapter is included with the enclosed joint proxy statement/prospectus as Appendix B. See also “The Merger—Dissenters’ Rights” beginning on page 81 in the enclosed joint proxy statement/prospectus for more information.

The enclosed joint proxy statement/prospectus provides a detailed description of the Community First special meeting, the mergers, the documents related to the mergers, the proposals to be voted on at the Community First special meeting and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Eslick E. Daniel, M.D., Chairman of the Board
Community First, Inc.

Columbia, Tennessee

November 6, 2017

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Commerce Union from other documents that it files with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 129 of this joint proxy statement/prospectus. You can obtain copies of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus at no cost by requesting them in writing or by telephone from the appropriate company at the following addresses:

Commerce Union Bancshares, Inc.	Community First, Inc.
1736 Carothers Parkway, Suite 100	501 South James M. Campbell Boulevard
Brentwood, Tennessee 37027	Columbia, Tennessee 38401
Attention: J. Dan Dellinger, Chief Financial Officer	Attention: Tracy Rinks, Secretary
(615) 221-2003	(931) 380-2265

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Commerce Union shareholders requesting documents must do so by December 7, 2017, in order to receive them before the Commerce Union special meeting, and Community First shareholders requesting documents must do so by December 7, 2017, in order to receive them before the Community First special meeting.

You may also obtain these documents at no cost at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at Commerce Union’s website (www.reliantbank.com) by selecting the tab entitled “SEC Filings” under the tab “Investor Relations” and then the tab entitled “Documents” or at Community First’s website (www.cfbk.bank) by selecting the tab entitled “Shareholders” under the tab “About Us” and then the tab entitled “SEC Filings”. Information contained on, or accessible from, Commerce Union’s website or Community First’s website is expressly not incorporated by reference into this joint proxy statement/prospectus, and you should not consider it part of this joint proxy statement/prospectus.

For a more detailed description of the information incorporated by reference in the enclosed joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 129 of this joint proxy statement/prospectus.

i

TABLE OF CONTENTS

REFERENCES TO ADDITIONAL INFORMATION	i
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	12
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COMMERCE UNION	23
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COMMUNITY FIRST	25
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	26
UNAUDITED COMPARATIVE PER SHARE DATA	32
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	34
RISK FACTORS	36
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	42
SPECIAL MEETINGS OF SHAREHOLDERS	44
General	44
Meeting Dates, Times, and Places	44
Matters to be Considered	44
Record Dates; Quorum	45
Vote Required; Treatment of Abstentions and Failure to Vote	45
Shares Held in “Street Name”; Broker Non-Votes	47
Shares Held by Officers and Directors	47
Voting of Proxies	47
Revocability of Proxies	48
Solicitation of Proxies	49
Recommendation of the Boards of Directors	49
Dissenters’ Rights	50
Attending the Special Meetings	50
Delivery of Proxy Materials to Shareholders Sharing an Address	51
Assistance	51
THE MERGER	52
Transaction Structure	52
Commerce Union Stock Issuance Proposal	52
Community First Merger Proposal	52
Background of the Merger	52
Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors	57
Opinion of Commerce Union’s Financial Advisor	59
Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors	70
Opinion of Community First’s Financial Advisor	73
Dissenters’ Rights	81
Material United States Federal Income Tax Consequences	81
Voting Agreements	84
Subordinated Debentures and Outstanding Debt	85
Accounting Treatment	85
Interests of Officers and Directors of Community First in the Merger	85
Commerce Union’s Dividend Policy	88
Public Trading Markets; Resale of Commerce Union Common Stock	89
Regulatory Matters	89
THE MERGER AGREEMENT	90
Structure of the Mergers	90
Treatment of Community First Equity Awards	91
Exchange of Certificates	91
Closing and Effective Time of the Mergers	92
Boards of Directors of Commerce Union and Reliant Bank After the Merger	92
Representations and Warranties	93
Covenants and Agreements	99
Conditions to Consummation of the Merger	104
Termination of the Merger Agreement	106
Amendment and Waiver	108

ii

Governing Law	108
Expenses	108
Specific Performance	108
INFORMATION ABOUT COMMERCE UNION	109
DESCRIPTION OF COMMERCE UNION CAPITAL STOCK	110
COMPARATIVE RIGHTS OF COMMERCE UNION AND COMMUNITY FIRST SHAREHOLDERS	114
COMMERCE UNION PROPOSALS	121
INFORMATION ABOUT COMMUNITY FIRST	123
COMMUNITY FIRST PROPOSALS	124
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF COMMUNITY FIRST	126
LEGAL MATTERS	128
EXPERTS	128
DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS	128
WHERE YOU CAN FIND MORE INFORMATION	129
Appendix A: Agreement and Plan of Merger
Appendix B: Tennessee Business Corporation Act Dissenters’ Rights
Appendix C: Opinion of Keefe, Bruyette & Woods, Inc.
Appendix D: Opinion of ProBank Austin
Appendix E: Articles of Amendment to the Amended and Restated Charter of Commerce Union Bancshares, Inc.
Appendix F: Discussion of Community First’s Business and Management’s Discussion and Analysis

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the mergers, the merger agreement, the proposed amendment to Commerce Union’s charter, the proposal related to compensation that may become payable to certain executive officers of Community First, and the special shareholders’ meetings, and brief answers to those questions. We urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special shareholders’ meetings. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 129 and Appendix F to this joint proxy statement/prospectus.

Q:	What are the mergers?

A:

On August 22, 2017, Commerce Union, Community First, Pioneer Merger Sub, Inc., or Merger Sub, Reliant Bank, and Community First Bank & Trust, or Community First Bank, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”). Under the merger agreement, Merger Sub will merge with and into Community First, with Community First to be the surviving corporation and becoming a wholly owned subsidiary of Commerce Union (which we refer to as the “merger”). As soon as reasonably practicable following the merger and as part of a single integrated transaction, Community First will merge with and into Commerce Union (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger, Community First Bank will merge with and into Reliant Bank, with Reliant Bank as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

At the effective time of the merger (which we refer to as the “effective time”), each holder of Community First common stock, no par value (which we refer to as “Community First common stock”), will receive 0.481 shares of Commerce Union common stock, par value $1.00 per share (which we refer to as “Commerce Union common stock”), for each share of Community First common stock held immediately prior to the merger (except for specified shares of Community First common stock held by Community First or Commerce Union and any dissenting shares). Based on the number of shares of Commerce Union and Community First common stock outstanding as of November 3, 2017, the last practicable date before the date of this joint proxy statement/prospectus, we expect that current Community First shareholders will hold, in the aggregate, approximately 21% of the outstanding shares of Commerce Union common stock immediately following the closing of the merger.

The mergers cannot be completed unless, among other things, Community First shareholders approve the Community First proposal to approve and adopt the merger agreement and Commerce Union shareholders approve the Commerce Union proposal to approve the issuance of shares of Commerce Union common stock in connection with the merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

We are delivering this document to you because it is a joint proxy statement being used by both the Commerce Union and Community First boards of directors to solicit proxies of their respective shareholders in connection with approval of the merger, the stock issuance by Commerce Union in connection with the merger, and related matters.

In order to approve the issuance of shares of Commerce Union common stock, Commerce Union has called a special meeting of its shareholders (which we refer to as the “Commerce Union special meeting”). This document serves as a proxy statement for the Commerce Union special meeting and describes the proposals to be presented at the Commerce Union special meeting. Community First has also called a special meeting of its shareholders (which we refer to as the “Community First special meeting”), to approve and adopt the merger agreement and approve related matters. This document serves as a proxy statement for the Community First special meeting and describes the proposals to be presented at the Community First special meeting.

This document is also a prospectus that is being delivered to Community First shareholders because Commerce Union is offering shares of its common stock to Community First shareholders in connection with the mergers.

This joint proxy statement/prospectus contains important information about the mergers, the merger agreement, the issuance of shares of Commerce Union common stock in connection with the merger, and the other proposals being voted on at the Commerce Union and Community First special meetings, including the proposed amendment to Commerce Union’s charter, and important information to consider in connection with an investment in Commerce Union common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	On what am I being asked to vote?

A:	Commerce Union shareholders: Commerce Union is soliciting proxies with respect to the following proposals:

●	a proposal to approve the issuance of shares of Commerce Union common stock as contemplated by the merger agreement (which we refer to as the “Commerce Union stock issuance proposal”);

●

a proposal to approve one or more adjournments of the Commerce Union special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Commerce Union stock issuance proposal (which we refer to as the “Commerce Union adjournment proposal”); and

●

a proposal to approve Articles of Amendment to the Amended and Restated Charter of Commerce Union Bancshares, Inc., a copy of which is attached to this joint proxy statement/prospectus as Appendix E, pursuant to which Commerce Union will change its name to “Reliant Bancorp, Inc.” (which we refer to as the “Commerce Union charter amendment proposal”).

Community First shareholders: Community First is soliciting proxies from its shareholders with respect to the following proposals:

●	a proposal to approve and adopt the merger agreement (which we refer to as the “Community First merger proposal”);

●

a proposal to approve, on a non-binding, advisory basis, the compensation that certain executive officers of Community First may receive in connection with the merger pursuant to existing agreements or arrangements with Community First or Community First Bank (which we refer to as the “Community First compensation proposal”); and

●

a proposal to approve one or more adjournments of the Community First special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Community First merger proposal (which we refer to as the “Community First adjournment proposal”).

Q:	How does the board recommend that I vote?

A:

Commerce Union shareholders: The board of directors of Commerce Union recommends that Commerce Union shareholders vote “FOR” approval of the Commerce Union stock issuance proposal, “FOR” approval of the Commerce Union adjournment proposal, and “FOR” approval of the Commerce Union charter amendment to change the name of the corporation.

Community First shareholders: The Community First board of directors unanimously recommends that Community First shareholders vote “FOR” approval of the Community First merger proposal, “FOR” approval of the Community First compensation proposal and “FOR” approval of the Community First adjournment proposal.

Certain holders of Community First common stock, including the directors of Community First and Community First Bank and trusts established for the benefit of certain family members of certain directors, as well as other entities, who collectively beneficially own and have the power to vote approximately 40.32% of Community First common stock have entered into agreements with Commerce Union in which they have agreed, among other things, to vote their shares of Community First common stock in favor of the Community First merger proposal and the Community First adjournment proposal.

Q:	What will Community First shareholders receive in the merger?

A:

At the effective time of the merger, holders of Community First common stock will receive 0.481 shares (which we refer to as the “exchange ratio”) of Commerce Union common stock (which we refer to as the “merger consideration”) for each share of Community First common stock held immediately prior to the merger. Commerce Union will not issue any fractional shares of its common stock in the merger and will instead pay to each former shareholder of Community First who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume weighted average of the closing prices of Commerce Union common stock on the Nasdaq Capital Market for the ten consecutive trading days ending on and including the trading day immediately preceding the closing date of the merger (which we refer to as the “Commerce Union share closing price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Commerce Union common stock that such shareholder would otherwise be entitled to receive pursuant to the merger agreement.

Q:	What will Commerce Union shareholders receive in the merger?

A:

If the merger is completed, holders of Commerce Union common stock will not receive any merger consideration and will continue to hold the shares of Commerce Union common stock that they currently hold. Following the merger, shares of Commerce Union common stock will continue to be traded on the Nasdaq Capital Market under the symbol “CUBN”; however, if Commerce Union’s shareholders approve the Commerce Union charter amendment proposal, Commerce Union intends to request a new symbol from The NASDAQ Stock Market, LLC to better align the company’s trading symbol with the name “Reliant Bancorp, Inc.”

Q:	How will the merger affect Community First options and restricted stock awards?

A:	At the effective time of the merger, the Community First equity awards will be affected as follows:

Stock Options Issued After 2009: Each outstanding option to purchase shares of Community First common stock issued after 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, will be automatically cancelled and the holder thereof shall have the right to receive an amount in cash equal to the product of (i) the excess, if any, of the product of (x) the exchange ratio multiplied by (y) the Commerce Union share closing price over the per share exercise price of such Community First option multiplied by (ii) the number of shares of Community first common stock subject to such Community First option to the extent not previously exercised. Based on the closing price of Commerce Union common stock on the Nasdaq Capital Market on November 3, 2017 of $23.41, each such option will be cancelled for no cash payment.

Stock Options Issued Before 2009: Each outstanding option to purchase shares of Community First common stock issued during or before 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, unless cancelled prior to the effective time, will be assumed by Commerce Union, and each such option will at and after the effective time be and represent an option to purchase that number of shares of Commerce Union common stock equal to (i) the number of shares of Community First common stock issuable upon the exercise of such option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union common stock shall be equal to (x) the per share exercise price of the option immediately prior to the effective time divided by (y) the exchange ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number).

Restricted Stock: Each outstanding restricted share award in respect of shares of Community First common stock (each, a “Community First restricted share award”) granted under Community First’s equity-based compensation plan, whether vested or unvested, will fully vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Community First common stock underlying each Community First restricted share award.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the effective time of the merger?

A:

Because the number of shares of Commerce Union common stock to be received by Community First shareholders is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Commerce Union common stock. Any fluctuation in the market price of Commerce Union common stock after the date of this joint proxy statement/prospectus will change the value of the merger consideration.

Q:	Who can vote at the Commerce Union and Community First special meetings?

A:

Commerce Union: All shareholders of record of Commerce Union common stock as of the close of business on November 2, 2017, the record date for the Commerce Union special meeting, are entitled to receive notice of, and to vote at, the Commerce Union special meeting, or any postponement or adjournment thereof, in accordance with Tennessee law.

Community First: All shareholders of record of Community First common stock as of the close of business on November 1, 2017, the record date for the Community First special meeting, are entitled to receive notice of, and to vote at, the Community First special meeting, or any postponement or adjournment thereof, in accordance with Tennessee law.

Q:	When and where are the meetings?

A:	The Commerce Union special meeting will be held on December 14, 2017, at 10:00 a.m. local time, at the main office of Reliant Bank, located at 1736 Carothers Parkway, Ste. 100, Brentwood, TN 37027.

The Community First special meeting will be held on December 14, 2017, at the Operations Building of Community First Bank & Trust located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, at 4:00 p.m. local time.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Commerce Union special meeting and/or Community First special meeting, as applicable. If you are a shareholder of both Commerce Union and Community First, you will need to vote your Commerce Union and Community First shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a shareholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker or other holder of record, you must direct your bank, broker or other holder of record how to vote in accordance with the instructions you have received from your bank, broker or other holder of record. “Street name” shareholders who wish to vote in person at the Commerce Union special meeting or Community First special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the Commerce Union and Community First special meetings?

A:

Commerce Union: The presence at the Commerce Union special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Commerce Union common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Community First: The presence at the Community First special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Community First common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	Why is Community First merging with Commerce Union?

A:

Community First is merging with Commerce Union because the boards of directors of Community First and Commerce Union believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve its customers. The combined company will have a presence in Davidson, Hamilton, Hickman, Maury, Robertson, Rutherford, Sumner and Williamson counties in Tennessee. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “Background of the Merger,” “Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors,” and “Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors,” under “The Merger.”

Q:	Why is Commerce Union changing its name to Reliant Bancorp, Inc.?

A:

The Commerce Union board of directors has approved the amendment to the charter of Commerce Union and recommends that Commerce Union shareholders vote “FOR” the Commerce Union charter amendment proposal in order to better align the holding company’s name with the name of Commerce Union’s wholly owned bank subsidiary, Reliant Bank. Approval of this name change is not a condition to consummation of the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker will not vote your shares unless you provide instructions on how to vote.

If you hold your shares in “street name” through a bank, broker, or other holder of record, you should have received access to this proxy material from your bank, broker, or other holder of record with instructions on how to instruct the holder of record to vote your shares. Please follow the voting instructions provided by the bank, broker, or other holder of record. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. You may not vote shares held in street name by returning a proxy card directly to Commerce Union or Community First, or by voting in person at either special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker, or other holder of record. Further, banks, brokers, or other holders of record who hold shares of Commerce Union common stock or Community First common stock on behalf of their customers may not give a proxy to Commerce Union or Community First to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, and other holders of record do not have discretionary voting power on these matters. If you are a Commerce Union “street name” shareholder, failure to instruct your bank, broker, or other holder of record how to vote will have the same effect as a vote “AGAINST” the Commerce Union charter amendment proposal. If you are a Community First “street name” shareholder, failure to instruct your bank, broker, or other holder of record how to vote will have the same effect as a vote “AGAINST” the Community First merger proposal.

Q:	Can I change my vote?

A:

Commerce Union shareholders: Yes. If you are a holder of record of Commerce Union common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Commerce Union’s chief financial officer, (3) attending the special meeting in person, notifying the chief financial officer, and voting at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the Commerce Union special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Commerce Union after the vote will not affect the vote. Commerce Union’s chief financial officer’s mailing address is: J. Daniel Dellinger, Commerce Union Bancshares, Inc., 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Community First shareholders: Yes. If you are a holder of record of Community First common stock, you may change your vote at any time before your shares are voted at the Community First special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Community First’s secretary, (3) attending the Community First special meeting in person, notifying the secretary and voting by ballot at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the Community First special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Community First after the vote will not affect the vote. Community First’s secretary’s mailing address is: 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, Attention: Tracy Rinks, Secretary. If you hold your shares in “street name” through a bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote.

Q:

Will Commerce Union be required to submit the Commerce Union stock issuance proposal to its shareholders even if Commerce Union’s board of directors has withdrawn, modified, or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Commerce Union special meeting, the merger agreement requires that Commerce Union submit the Commerce Union stock issuance proposal to its shareholders even if Commerce Union’s board of directors has withdrawn, modified, or qualified its recommendation.

Q:

Will Community First be required to submit the Community First merger proposal to its shareholders even if Community First’s board of directors has withdrawn, modified, or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Community First special meeting, the merger agreement requires that Community First submit the Community First merger proposal to its shareholders even if the Community First board of directors has withdrawn, modified, or qualified its recommendation.

Q:	What are the United States federal income tax consequences of the mergers to Community First shareholders?

A:

The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”). It is a condition to the obligation of Community First to effect the merger that Community First receive a written opinion from Bass, Berry & Sims PLC, or Bass Berry, counsel to Community First, dated as of the closing date of the merger to the effect that for United States federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Commerce Union to effect the merger that Commerce Union receive a written opinion from Butler Snow LLP, or Butler Snow, counsel to Commerce Union, dated as of the closing date of the merger to the effect that for United States federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Accordingly, a United States holder (as defined below in the section entitled “The Merger —Material United States Federal Income Tax Consequences of the Mergers”) of Community First common stock will not recognize any gain or loss for United States federal income tax purposes upon the exchange of the holder’s shares of Community First common stock for shares of Commerce Union common stock in the merger, except with respect to cash received in lieu of a fractional share of Commerce Union common stock.

Please carefully review the information set forth in the section entitled “The Merger —Material United States Federal Income Tax Consequences of the Mergers” beginning on page 81 for a description of the material United States federal income tax consequences of the mergers.

The United States federal income tax consequences described above may not apply to all holders of Community First common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.

Q:	Are Community First shareholders entitled to dissenters’ rights?

A:

Yes. If you are a holder of shares of Community First common stock and if you follow the procedures prescribed by Tennessee law, you may dissent from the Community First merger proposal and have the fair value of your Community First common stock paid to you in cash. If you follow these procedures, you won’t receive Commerce Union common stock. The fair value of your Community First common stock, determined in the manner prescribed by Tennessee law, will be paid to you in cash. That amount could be more or less than the merger consideration or the market value of Commerce Union common stock as of the closing date of the merger. For a more complete description of these dissenters’ rights, see “The Merger —Dissenters’ Rights” beginning on page 81 and Appendix B to this joint proxy statement/prospectus which includes the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Community First before the vote is taken and the shareholder does not vote in favor of the Community First merger proposal.

Shareholders of Commerce Union are not entitled to dissenters’ rights in connection with the mergers.

Q:	If I am a Community First shareholder, should I send in my Community First stock certificate(s) now?

A:

No. Please do not send in your Community First stock certificates with your proxy. After the merger, an exchange agent will send you a letter of transmittal that will contain instructions for exchanging your Community First common stock certificates for the merger consideration. If you have certificates evidencing your shares of Community First common stock, you will need to complete and return the letter of transmittal and follow the instructions in the letter of transmittal for delivery of the certificates with their completed forms to the exchange agent. See “The Merger Agreement—Exchange of Certificates” on page 91.

Q:	Who is the exchange agent for the merger?

A:	American Stock Transfer & Trust Company, LLC is the exchange agent for the merger.

Q:	If I’ve lost my Community First stock certificate(s), can I receive the merger consideration?

A:

Yes. However, as will be detailed in the letter of transmittal delivered to you by the exchange agent, you will have to provide an affidavit attesting to the fact that you lost your Community First stock certificate(s). Additionally, you may have to give Commerce Union or the exchange agent a bond in an amount determined by Commerce Union or the exchange agent in order to indemnify Commerce Union against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in.

Q:

Why am I being asked to consider and vote on a proposal to approve, on a non-binding, advisory basis, certain compensation arrangements for Community First’s named executive officers in connection with the merger?

A:

Under the rules of the Securities and Exchange Commission, or SEC, Community First is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if Community First shareholders do not approve the merger-related compensation of Community First’s named executive officers?

A:

Approval of the compensation that may be paid or become payable to Community First’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Community First, the surviving corporation in the merger, or Commerce Union following the mergers. If the merger is completed, the merger-related compensation will be paid to Community First’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, and the outcome of the non-binding, advisory vote will not affect Community First or Commerce Union’s obligations to make these payments even if Community First shareholders do not approve, by non-binding, advisory vote, the proposal.

Q:	Do any of Community First’s directors or executive officers have interests in the merger that may differ from those of Community First shareholders?

A:

Community First’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Community First shareholders generally. The members of Community First’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Community First shareholders approve and adopt the merger agreement. For a description of these interests, refer to the section entitled “The Merger – Interests of Officers and Directors of Community First in the Merger” beginning on page 85 of this joint proxy statement/prospectus.

Q:	What is the vote required to approve each proposal at the Commerce Union special meeting?

A:	Commerce Union stock issuance proposal:

●

Standard: Approval of the Commerce Union stock issuance proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union stock issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union charter amendment proposal:

●

Standard: Approval of the Commerce Union charter amendment proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Commerce Union common stock.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Commerce Union adjournment proposal:

•

Standard: Whether or not a quorum is present, approval of the Commerce Union adjournment proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Commerce Union adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the Community First special meeting?

A:	Community First merger proposal:

●

Standard: Approval of the Community First merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Community First common stock.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Community First compensation proposal:

●

Standard: Approval, on a non-binding advisory basis, of the Community First compensation proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

Community First adjournment proposal:

•

Standard: Whether or not a quorum is present, approval of the Community First adjournment proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Community First adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Commerce Union or Community First to obtain the necessary quorum to hold their special meetings. In addition, if you are a Community First shareholder, your abstention, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote will have the same effect as a vote “AGAINST” the Community First merger proposal.

Q:	When do you expect to complete the mergers?

A:

We presently expect to complete the mergers late in the fourth quarter of 2017 or during the first quarter of 2018. However, we cannot assure you when or if the merger will occur. We must first obtain the necessary regulatory approvals, the approval of the Commerce Union share issuance proposal and the Community First merger proposal, and satisfy other closing conditions contained in the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:

Commerce Union and Community First shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Commerce Union common stock and/or Community First common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Commerce Union common stock or Community First common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Commerce Union common stock and Community First common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Commerce Union common stock and/or Community First common stock that you own.

Q:	What happens if I sell my shares before the Commerce Union or Community First special meetings?

A:

The record date for each of the Commerce Union and Community First special meetings is earlier than both the dates of the respective special meetings and the effective time. If you transfer your shares of Commerce Union common stock or Commerce Union common stock, as applicable, after the respective record date but before the respective special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Commerce Union or Community First special meeting, as applicable, but if you are a Community First shareholder you will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the Commerce Union share issuance proposal by Commerce Union shareholders and the approval of the Community First merger proposal by Community First shareholders, as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Commerce Union’s and Community First’s performance of their respective obligations under the merger agreement in all material respects and each of Commerce Union’s and Community First’s receipt of a tax opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Consummation of the Merger” beginning on page 104 of this joint proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of Community First common stock will not receive any consideration for their shares in connection with the merger. Instead, Community First will remain an independent public company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either Commerce Union or Community First. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 106 for a discussion of the circumstances under which termination fees will be required to be paid.

Q:	Where can I find the voting results of the special meetings?

A:

The preliminary voting results are expected to be announced at the Commerce Union and Community First special meetings. In addition, within four business days following certification of the final voting results, each of Commerce Union and Community First intends to file the final voting results of its special meeting with the SEC on a Current Report on Form 8-K.

Q:	Whom should I call with questions about the mergers?

A:

Commerce Union shareholders: If you are a Commerce Union shareholder and you have any questions concerning the mergers, the merger agreement, the Commerce Union stock issuance proposal, the Commerce Union charter amendment proposal, this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Commerce Union common stock, please contact J. Dan Dellinger, Chief Financial Officer, at (615) 221-2020, or Commerce Union’s proxy solicitor, Georgeson LLC, toll-free at (866) 785-7395.

Community First shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Community First common stock, please contact Ashlee Pope, Assistant Vice President, Accounting Officer, at (931) 490-6671.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:

Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this joint proxy statement/prospectus, in the appendices to and the documents incorporated by reference or referred to in this joint proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 36 and in Commerce Union’s SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page 129.

SUMMARY

This summary highlights material information regarding the merger, the Commerce Union special meeting, and the Community First special meeting contained later in this joint proxy statement/prospectus. This summary does not contain all of the information that may be important to you and we urge you to carefully read this entire document, including the appendices and enclosures, to better understand the merger and its potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page 109 for the Commerce Union parties and page 123 for the Community First parties)

Commerce Union Parties

Commerce Union Bancshares, Inc.

Pioneer Merger Sub, Inc.

Reliant Bank

1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027
(615) 221-2020

Commerce Union is a Tennessee corporation and financial holding company registered under the Bank Holding Company Act of 1956, as amended (which refer to as the “Bank Holding Company Act”). Commerce Union wholly owns both Merger Sub and Reliant Bank. In this joint proxy statement/prospectus we sometimes refer to Commerce Union, Merger Sub, Reliant Bank collectively as the “Commerce Union parties.” The primary activity of Commerce Union currently is the ownership and operation of Reliant Bank, which operates its main office and seven branches in Davidson, Robertson, Sumner, and Williamson counties in Tennessee. Additionally, Reliant Bank operates mortgage production offices in Hendersonville, Tennessee, and Timonium, Maryland and loan and deposit production offices in Murfreesboro and Chattanooga, Tennessee.

As of June 30, 2017, Commerce Union had total assets of approximately $1.0 billion, total loans of approximately $720.2 million, and total deposits of approximately $840.0 million. Shares of Commerce Union common stock are traded on the Nasdaq Capital Market under the symbol “CUBN.” Additional information about Commerce Union and its subsidiaries can be found in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 129.

Merger Sub is a Tennessee corporation, which was formed for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any business other than incident to its formation for the sole purpose of carrying out the transactions contemplated by the merger agreement and in relation to the merger agreement, the merger, and the other transactions contemplated thereby.

Community First Parties

Community First, Inc.

Community First Bank & Trust

501 S. James M. Campbell Boulevard

Columbia, Tennessee 38401

(931) 380-2265

Community First, Inc., a bank holding company registered under the laws of the United States, is a Tennessee corporation that was incorporated on April 9, 2002. Community First is the parent company of Community First Bank, a Tennessee state-chartered bank, and owns all of the voting shares of Community First Bank. In this joint proxy statement/prospectus we sometimes refer to Community First and Community First Bank collectively as the “Community First parties.” Community First Bank commenced business on May 18, 1999 and conducts banking activities from its main office and two branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Centerville, Tennessee, one branch office in Lyles, Tennessee and one branch office in Thompson Station, Tennessee. Community First also operates seven automated teller machines in Maury County, Tennessee, one automated teller machine in Williamson County, Tennessee and two automated teller machines in Hickman County, Tennessee.

As of June 30, 2017, Community First’s total assets were approximately $479.6 million, total deposits of approximately $426.3 million, and total shareholders’ equity of approximately $32.6 million. Community First’s common stock is traded locally among individuals and is not currently listed on any securities market. Additional information about Community First and its subsidiaries is included in Appendix F to this joint proxy statement/prospectus.

The Merger (page 52)

Pursuant to the merger agreement, Merger Sub will merge with and into Community First, with Community First to be the surviving corporation, and as soon as reasonably practicable, Community First will merge with and into Commerce Union, with Commerce Union continuing as the surviving corporation. We refer to these transactions collectively as the “mergers.” Subsequent to the mergers, Community First Bank will be merged with and into Reliant Bank, with Reliant Bank to be the surviving banking corporation. The merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the mergers.

We expect to complete the mergers late in the fourth quarter of 2017 or during the first quarter of 2018. However, neither Commerce Union nor Community First can assure you of when or if the mergers will be completed. Commerce Union must obtain the approval of Commerce Union shareholders for the Commerce Union stock issuance proposal at the Commerce Union special meeting, and Community First must obtain the approval of Community First shareholders to approve the Community First merger proposal at the Community First special meeting. Commerce Union and Community First must also satisfy certain other closing conditions, including receiving certain required regulatory approvals. If the merger has not been completed on or before August 31, 2018, either Commerce Union or Community First may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to occur by failing to comply with its obligations under the merger agreement.

What Community First Shareholders Will Receive in the Merger (page 90)

At the effective time, each share of Community First common stock issued and outstanding immediately prior to the effective time of the merger, except (a) shares of Community First common stock that are owned or held, other than in a fiduciary or agency capacity, by the Commerce Union parties or the Community First parties, or any subsidiary of Commerce Union, Merger Sub, Reliant Bank, Community First, or Community First Bank, including shares of Community First common stock held by Community First as treasury stock, and (b) any dissenting shares, will be cancelled and converted into the right to receive 0.481 shares of Commerce Union common stock together with cash in lieu of any fractional shares. Commerce Union will not issue any fractional shares of Commerce Union common stock in the merger. In lieu of the issuance of any such fractional share, Commerce Union will pay to each former shareholder of Community First who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) based on the Commerce Union share closing price as further discussed in this joint proxy statement/prospectus. As a result of the foregoing, based on the number of shares of Commerce Union and Community First common stock outstanding as of November 3, 2017, the last practicable date before the date of this joint proxy statement/prospectus, we expect that Community First shareholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 21% of the issued and outstanding shares of Commerce Union common stock immediately following the closing of the merger (without giving effect to any shares of Commerce Union common stock held by Community First shareholders prior to the merger).

Issued Shares of Commerce Union Common Stock Will be Eligible for Trading (page 111)

The shares of Commerce Union common stock to be issued to Community First shareholders upon consummation of the merger will, subject to official notice of issuance, be authorized for listing and eligible for trading on the Nasdaq Capital Market under the symbol “CUBN.” If the Commerce Union shareholders approve the charter amendment proposal, Commerce Union intends to change its name to “Reliant Bancorp, Inc.” and apply for a new ticker symbol on the Nasdaq Capital Market.

Treatment of Community First Equity Awards (page 91)

Stock Options Issued After 2009: Each outstanding option to purchase shares of Community First common stock issued after 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, will be automatically cancelled and the holder thereof shall have the right to receive an amount in cash equal to the product of (i) the excess, if any, of the product of (x) the exchange ratio multiplied by (y) the Commerce Union share closing price over the per share exercise price of such Community First option multiplied by (ii) the number of shares of Community first common stock subject to such Community First option to the extent not previously exercised. Based on the closing price of Commerce Union common stock on the Nasdaq Capital Market on November 3, 2017 of $23.41, each such option will be cancelled for no cash payment.

Stock Options Issued Before 2009: Each outstanding option to purchase shares of Community First common stock issued during or before 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, unless cancelled prior to the effective time, will be assumed by Commerce Union, and each such option will at and after the effective time be and represent an option to purchase that number of shares of Commerce Union common stock equal to (i) the number of shares of Community First common stock issuable upon the exercise of such option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union common stock shall be equal to (x) the per share exercise price of the option immediately prior to the effective time divided by (y) the exchange ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number).

Restricted Stock: Each outstanding Community First restricted share award granted under Community First’s equity-based compensation plan, whether vested or unvested, will fully vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Community First common stock underlying each Community First restricted share award.

Voting Agreements (page 84)

As of the record date for the Community First special meeting, certain holders of Community First common stock, including the directors of Community First and Community First Bank and trusts established for the benefit of certain family members of certain directors, as well as other entities, collectively beneficially owned and had the power to vote approximately 2,036,130 shares of Community First common stock, representing approximately 40.3% of the outstanding shares of Community First common stock on that date. In connection with the execution of the merger agreement, such shareholders executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of Community First common stock for the approval of the Community First merger proposal and the Community adjournment proposal.

Treatment of Community First’s Subordinated Debentures and Outstanding Debt (page 85)

Commerce Union will assume $23.0 million in aggregate principal amount of subordinated debentures issued by Community First to trust affiliates of Community First in connection with the issuance of trust preferred securities ($10.0 million of which are owned by a wholly owned subsidiary of Community First). Additionally, Community First has an outstanding loan of approximately $4 million. In connection with the merger, Commerce Union may assume this loan, replace the loan with new debt on substantially equivalent terms, or repay the loan.

Regulatory Approvals (page 89)

Subject to the terms of the merger agreement, both the Commerce Union parties and the Community First parties have agreed to use their reasonable best efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Tennessee Department of Financial Institutions, or the TDFI. On or about October 13, 2017, Commerce Union filed applications with the Federal Reserve and TDFI requesting approval for the mergers and Reliant Bank filed an application with the Federal Reserve and TDFI requesting approval for the bank merger. As of the date of this joint proxy statement/prospectus, Commerce Union and Reliant have not received any of the required regulatory approvals.

Although neither Commerce Union nor Community First knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Commerce Union and Community First cannot be certain when or if they will be obtained.

Completion of the Merger is Subject to Customary Conditions (page 104)

The completion of the merger is subject to a number of customary conditions being met, including the approval of the Community First merger proposal by the requisite vote of Community First shareholders and the approval of the Commerce Union stock issuance proposal by the requisite vote of Commerce Union shareholders, as well as receipt of all required regulatory approvals. Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. Neither Commerce Union nor Community First can be certain when (or if) the conditions to the merger will be satisfied or waived by the applicable party or that the merger will be completed.

Commerce Union’s Special Meeting (page 102)

Commerce Union will hold its special meeting on December 14, 2017, at 10:00 a.m., local time at the main office of Reliant Bank, located at 1736 Carothers Parkway, Ste. 100, Brentwood, TN 37027. At the Commerce Union special meeting, Commerce Union common shareholders will be asked to:

•	approve the Commerce Union stock issuance proposal;

•	approve the Commerce Union adjournment proposal; and

•	approve the Commerce Union charter amendment proposal.

If you owned shares of Commerce Union common stock at the close of business on November 2, 2017 (which we refer to as the “Commerce Union record date”), you are entitled to vote on the Commerce Union stock issuance proposal, the Commerce Union adjournment proposal, and the Commerce Union charter amendment proposal at the Commerce Union special meeting. You will have one vote at the meeting for each share of Commerce Union common stock you owned on the record date. On the record date, there were 9,022,098 shares of Commerce Union common stock outstanding. The directors and executive officers of Commerce Union and their affiliates beneficially owned, and were entitled to vote, approximately 972,477 shares of Commerce Union common stock, representing approximately 10.78% of the shares of Commerce Union common stock outstanding on the Commerce Union record date.

Community First Special Meeting (page 101)

The Community First special meeting will be held on December 14, 2017, at 4:00 pm local time, at the Operations Building of Community First Bank located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401. At the Community First special meeting, Community First shareholders will be asked to:

•	approve the Community First merger proposal;

•	approve the Community First compensation proposal; and

•	approve the Community First adjournment proposal.

Only holders of record of Community First common stock at the close of business on November 1, 2017 (which we refer to as the “Community First record date”) will be entitled to vote at the Community First special meeting. Each share of Community First common stock is entitled to one vote on each proposal to be considered at the Community First special meeting. On the Community First record date, there were 5,025,884 shares of Community First common stock entitled to vote at the Community First special meeting. The directors and executive officers of Community First and their affiliates beneficially owned, and were entitled to vote, approximately 1,452,329 shares of Community First common stock, representing approximately 29% of the shares of Community First common stock outstanding on the Community First record date.

Commerce Union Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page 45)

Commerce Union stock issuance proposal:

●

Standard: Approval of the Commerce Union stock issuance proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union stock issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union adjournment proposal:

●

Standard: Whether or not a quorum is present, approval of the Commerce Union adjournment proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Commerce Union adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union charter amendment proposal:

●

Standard: Approval of the Commerce Union charter amendment proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Commerce Union common stock.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Community First Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page 46)

Community First merger proposal:

●

Standard: Approval of the Community First merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Community First common stock.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Community First compensation proposal:

●

Standard: Approval, on a non-binding advisory basis, of the Community First compensation proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

Community First adjournment proposal:

•

Standard: Whether or not a quorum is present, approval of the Community First adjournment proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Community First adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union’s Board of Directors Recommends that Commerce Union Shareholders Vote “FOR” the Approval of the Commerce Union Stock Issuance Proposal and the Other Proposals Presented at the Commerce Union Special Meeting (page 102)

Commerce Union’s board of directors has determined that the stock issuance in connection with the merger, the merger agreement and the transactions contemplated thereby, including the mergers, are advisable and in the best interests of Commerce Union and its shareholders and has approved the stock issuance, as part of its approval of merger agreement and the merger. Commerce Union’s board of directors recommends that Commerce Union shareholders vote “FOR” the Commerce Union stock issuance proposal, “FOR” the Commerce Union adjournment proposal, and “FOR” the Commerce Union charter amendment proposal. For the factors considered by Commerce Union’s board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger—Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors.”

Community First’s Board of Directors Recommends that Community First Shareholders Vote “FOR” the Approval and Adoption of the Merger Agreement and the Other Proposals Presented at the Community First Special Meeting (page 101)

The Community First board of directors has determined unanimously that the merger agreement, the mergers, and the other transactions contemplated by the merger agreement are advisable and in the best interests of Community First and its shareholders, and has approved and adopted unanimously the merger agreement. The Community First board of directors unanimously recommends that holders of shares of Community First common stock vote “FOR” the Community First merger proposal, “FOR” the Community First compensation proposal and “FOR” the Community First adjournment proposal. For the factors considered by the Community First board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger—Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors.”

Community First’s Officers and Directors Have Financial Interests in the Merger that are Different From or in Addition to Their Interests as Shareholders (page 85)

In considering the recommendation of the Community First board of directors, Community First shareholders should be aware that the directors and executive officers of Community First have certain interests in the merger that may be different from, or in addition to, the interests of Community First shareholders generally. The Community First board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Community First shareholders vote to approve the Community First merger proposal.

These interests include:

•	All Community First restricted share awards (including those held by the executive officers) would vest upon the effective time of the merger and be settled for the merger consideration;

•

At the effective time, each option to purchase shares of Community First common stock issued after 2009, whether vested or unvested, will be automatically cancelled and the holder thereof shall have the right to receive an amount in cash equal to the product of (i) the excess, if any, of the product of (x) the exchange ratio multiplied by (y) the Commerce Union share closing price over the per share exercise price of such Community First option multiplied by (ii) the number of shares of Community first common stock subject to such Community First option to the extent not previously exercised. Based on the closing price of Commerce Union’s common stock on Nasdaq Capital Market on November 3, 2017 of $23.41, each such option will be cancelled for no cash payment.

At the effective time, each option to purchase shares of Community First common stock issued during or before 2009, whether vested or unvested, unless cancelled prior to the effective time, will be assumed by Commerce Union, and each such option will at and after the effective time be and represent an option to purchase that number of shares of Commerce Union common stock equal to (i) the number of shares of Community First common stock issuable upon the exercise of such option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union common stock shall be equal to (x) the per share exercise price of the option immediately prior to the effective time divided by (y) the exchange ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number).

•

Louis E. Holloway, the Chief Executive Officer of Community First, anticipates entering into an employment agreement with Commerce Union and Reliant Bank, pursuant to which Mr. Holloway will serve as the Chief Operating Officer of Commerce Union and/or Reliant Bank. Similarly, the parties anticipate that, at or before the effective time of the merger, James A. Bratton, the Senior Vice President and Chief Credit Officer of Community First, will enter into an employment agreement with Reliant Bank, to be effective upon consummation of the merger, pursuant to which Mr. Bratton will serve as the Senior Vice President, Market President of Maury County of Reliant Bank  It is anticipated that the employment agreements will provide for certain severance benefits upon a subsequent qualifying termination of employment.

•

Under their current employment agreements with Community First and Community First Bank, in the event Mr. Holloway, Jon Thompson, James A. Bratton, or Elaine Chaffin is terminated without “cause” or voluntarily terminates his or her employment for “good reason” within twelve months following consummation of the merger, then he or she shall be entitled to receive, in lieu of any other payments under his or her employment agreement, a lump sum payment in the amount of 1.5 times (or 2.0 times in the case of Mr. Holloway) his or her then current base salary;

•

Upon or immediately following the effective time of the merger, Commerce Union and Reliant Bank would elect Mr. Holloway and each of Ruskin A. Vest, Jr. and Robert E. (Brown) Daniel to the boards of directors of Commerce Union and Reliant Bank; and

•	Community First’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement, in each case for a period of six years.

For a more complete description of these interests, see “The Merger—Interests of Officers and Directors of Community First in the Merger.”

Commerce Union and Reliant Bank Boards of Directors after the Mergers (page 92)

At the effective time of the merger, the board of directors of Commerce Union will have 14 members, consisting of the 11 current members of the Commerce Union board of directors, as well as Mr. Daniel, Mr. Holloway, and Mr. Vest. Mr. Daniel and Mr. Vest are currently members of the boards of directors of Community First and Community First Bank. Additionally, at the effective time of the merger, the board of directors of Reliant will have 14 members, consisting of the 11 current members of the Reliant Bank board of directors, as well as Mr. Daniel, Mr. Holloway, and Mr. Vest.

Most Community First Shareholders May Resell Commerce Union Common Stock (page 89)

The shares of Commerce Union common stock to be issued to the shareholders of Community First in connection with the merger will be freely tradable by such shareholders, except that if any Community First shareholders are deemed to be affiliates of Commerce Union, they must abide by certain transfer restrictions under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”).

The Merger Generally Will Be Tax-Deferred to Holders of Community First Common Stock to the Extent They Receive Commerce Union Common Stock But Will Be Taxable With Respect to Any Cash Received (page 81)

The merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. It is a condition to the completion of the merger that Community First receive a legal opinion from Bass Berry to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, for United States federal income tax purposes. It is also a condition that Commerce Union receive a similar opinion from Butler Snow. The opinions will not bind the Internal Revenue Service or any court, which could view the mergers differently.

Generally, for United States federal income tax purposes, United States holders (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Mergers”) will not recognize gain or loss as a result of the exchange of their Community First common stock for shares of Commerce Union common stock pursuant to the merger agreement. However, if any Community First shareholder receives cash consideration in lieu of a fractional share of Commerce Union common stock or in connection with the cancellation of Community First stock options, such receipt of cash consideration generally will be treated as a taxable transaction causing such Community First shareholder to recognize gain or loss. Holders of Commerce Union common stock should have no direct income tax consequences as a result of the merger.

You should read “Material United States Federal Income Tax Consequences of the Mergers” beginning on page 81 for a more complete discussion of the United States federal income tax consequences of the mergers. Tax matters can be complicated and the tax consequences of the mergers to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the mergers to you.

Comparative Rights of Shareholders (page 114)

The rights of Community First’s shareholders are currently governed by Community First’s charter and bylaws. The rights of Commerce Union’s shareholders are currently governed by Commerce Union’s charter and bylaws. Additionally, Tennessee corporate law governs the rights of the shareholders of both Commerce Union and Community First. Upon consummation of the merger, the shareholders of Community First will become shareholders of Commerce Union, and the charter and bylaws of Commerce Union will govern their rights. Commerce Union’s charter and bylaws differ somewhat from those of Community First with respect to certain matters. The different shareholder rights are explained more fully in “Comparative Rights of Commerce Union and Community First Shareholders” on page 114.

Termination of the Merger Agreement and Termination Fee (page 106)

Community First and Commerce Union may jointly agree to terminate the merger agreement at any time. Additionally, the merger agreement may be terminated:

●

by the Commerce Union parties in the event of a breach by Community First or Community First Bank, or by the Community First parties in the event of a breach by Commerce Union, Merger Sub, or Reliant Bank, and such breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured by the earlier of 30 days following written notice to the breaching party or August 31, 2018;

●

by either party in the event the Community First shareholders fail to approve, by the requisite vote, the Community First merger proposal, or in the event the Commerce Union shareholders fail to approve, by the requisite vote, the Commerce Union stock issuance proposal (although this termination is right is not available to the party whose proposal was not approved if such party failed to comply in all material respects with its obligations to call a special meeting of its shareholders and recommend that its shareholders vote for such proposal);

●

by either party if a governmental entity that must grant a regulatory approval denies approval of the merger or the bank merger and such denial has become final and nonappealable or any application therefor has been permananently withdrawn at the direction of any such governmental entity, or a court or other governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the consummation of the merger or the bank merger (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in those actions by a governmental entity);

●

by either party if the merger is not completed on or before August 31, 2018 (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in the failure to complete the merger by that date);

●

by the Commerce Union parties if: (a) prior to the receipt of the requisite vote of the Community First shareholders to approve the Community First merger proposal, (i) the Community First board of directors withdraws, modifies, or qualifies, in a manner adverse to Commerce Union, its recommendation that its shareholders vote “FOR” approval of the Community First merger proposal takes any other action or makes any other public statement inconsistent with such recommendation, or otherwise submits the merger agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an acquisition proposal (as defined in the merger agreement) other than the merger or (ii) Community First materially breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or its obligations with respect to acquisition proposals, or (b) a tender offer or exchange offer for 20% or more of the outstanding shares of Community First common stock is commenced, other than by the Commerce Union parties, and the Community First board of directors recommends that the Community First shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act;

●

by the Community First parties if, prior to the receipt of the requisite vote of the Commerce Union shareholders to approve the Commerce Union stock issuance proposal, the Commerce Union board of directors withdraws, modifies, or qualifies, in a manner adverse to Community First, its recommendation that Commerce Union shareholders vote “FOR” approval of the Commerce Union stock issuance proposal or takes any other action or makes any other public statement inconsistent with such recommendation, or otherwise submits the Commerce Union stock issuance proposal to its shareholders without a recommendation for approval, or Commerce Union materially breaches its obligation to hold its shareholders’ meeting to approve the Commerce Union stock issuance proposal;

●

by the Community First parties, at any time prior to the receipt of the requisite vote of the Community First shareholders to approve the Community First merger proposal, to enter into a superior proposal (as defined in the merger agreement); provided that Community First has not materially breached its obligations to hold its shareholders’ meeting to approve the Community First merger proposal and its obligations with respect to acquisition proposals; or

●

by the Community First parties in the event that Commerce Union’s average closing stock price over a 15 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $19.52, and the decline in the average closing price of Commerce Union common stock between the date of the merger agreement and such determination date is greater than a twenty percent (20%) decline in the SNL U.S. Bank Index generally over the same time period.

Subject to the terms and conditions of the merger agreement, Community First will be required to pay Commerce Union a termination fee of $2.1 million (which we refer to as the “termination fee”) if:

●	Prior to the termination of the merger agreement, a bona fide acquisition proposal is received by the Community First parties (and such proposal is not withdrawn) and:

●

(a) thereafter the merger agreement is terminated by Commerce Union because Community First is in breach of its representations, warranties, covenants, or agreements set forth in the merger agreement and the breach rises to a level that would excuse Commerce Union’s obligation to complete the merger and is either incurable or is not cured by the earlier of 30 days following written notice to the breaching party or August 31, 2018, and

●	(b) prior to the date that is 12 months after the date of such termination, Community First enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal;

●

Commerce Union terminates the merger agreement because (a) prior to the receipt of the requisite vote of the Community First shareholders to approve the Community First merger proposal, (i) Community First or the board of directors of Community First withdraws, modifies or qualifies in a manner adverse to the Commerce Union parties its recommendation that its shareholders vote “FOR” approval of the Community First merger proposal or takes any other action or makes any other public statement inconsistent with such recommendation, or otherwise submits the merger agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an acquisition proposal other than the merger or (ii) Community First materially breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or its obligations with respect to acquisition proposals, or (b) a tender offer or exchange offer for 20% or more of the outstanding shares of Community First common stock is commenced, other than by a Commerce Union party, and the Community First board of directors recommends that the Community First shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

●

Community First terminates the merger agreement at any time prior to the receipt of the requisite vote of the Community First shareholders to approve the Community First merger proposal, to enter into a superior proposal (as defined in the merger agreement); provided that Community First has not materially breached its obligations to hold its shareholders’ meeting to approve the Community First merger proposal and its obligations with respect to acquisition proposals.

Subject to the terms and conditions of the merger agreement, Commerce Union will be required to pay Community First the termination fee if Community First terminates the merger agreement because, prior to the receipt of the requisite vote of the Commerce Union shareholders to approve the Commerce Union stock issuance proposal, the board of directors of Commerce Union withdraws, modifies, or qualifies, in a manner adverse to the Community First parties, its recommendation that its shareholders vote “FOR” approval of the Commerce Union stock issuance proposal or takes any other action or makes any other public statement inconsistent with such recommendation, or otherwise submits the Commerce Union share issuance proposal to its shareholders without a recommendation for approval, or Commerce Union materially breaches its obligation to hold its shareholders’ meeting to approve the Commerce Union stock issuance.

The termination fee could discourage other companies from seeking to acquire or merge with Community First prior to completion of the merger and could cause Community First to reject any acquisition proposal which does not take into account the termination fee.

Community First Shareholders Have Dissenters’ Rights (page 81 and Appendix B)

Tennessee law permits holders of Community First common stock to dissent from the merger and to have the fair value of their Community First common stock paid in cash. To do this, a Community First shareholder must follow certain procedures, including filing certain notices with Community First and refraining from voting the shareholder’s shares of Community First common stock in favor of the Community First merger proposal. If a Community First shareholder properly dissents from the Community First merger proposal, that shareholder’s shares of Community First common stock will not be exchanged for shares of Commerce Union common stock in the merger, but rather, that shareholder’s only right will be to receive the appraised value of the shareholder’s shares in cash. For a complete description of these dissenters’ rights, see page 81 and Appendix B to this joint proxy statement/prospectus where the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights is set out. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Community First before the vote is taken and the shareholder does not vote in favor of Community First merger proposal.

Opinion of Financial Advisor to Commerce Union (page 59 and Appendix C)

In connection with the Commerce Union board of director’s consideration of the merger, Commerce Union’s financial advisor, Keefe, Bruyette & Woods, Inc., or “KBW”, delivered a written opinion, dated August 22, 2017, to the Commerce Union board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Commerce Union of the exchange ratio. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix C to this joint proxy statement/prospectus. This opinion was for the information of, and was directed to, the Commerce Union board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Commerce Union to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Commerce Union board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Commerce Union common stock or any shareholder of any other entity as to how to vote in connection with the Commerce Union stock issuance proposal or any other matter.

Opinion of Financial Advisor to Community First (page 73 and Appendix D)

At the August 22, 2017 meeting at which the Community First board of directors considered the merger agreement, Professional Bank Services, Inc. (d/b/a ProBank Austin), or “ProBank Austin”, delivered to the Community First board of directors its oral opinion, which was subsequently confirmed in writing on August 22, 2017, to the effect that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in ProBank Austin’s opinion, the exchange ratio was fair to Community First shareholders from a financial point of view.

The full text of ProBank Austin’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by ProBank Austin in rendering its opinion.

Community First shareholders are urged to read ProBank Austin’s entire opinion carefully in connection with their consideration of the proposed transaction.

ProBank Austin’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to ProBank Austin as of, the date thereof. The opinion was directed to the Community First board of directors and is directed only to the fairness of the exchange ratio to Community First shareholders from a financial point of view. It does not address the underlying business decision of Community First to engage in the merger, enter into the merger agreement or any other aspects or terms of the merger or merger agreement. ProBank Austin’s opinion is not a recommendation to any Community First shareholder as to how such shareholder should vote at the Community First special meeting with respect to the merger or any other matter. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the merger agreement by Community First’s officers, directors or employees, or class of such persons, if any, relative to the merger consideration to be received by Community First shareholders, or the fairness of the merger to the holders of any other class of securities of Community First or any other constituency of Community First.

For further information, see “The Merger—Opinion of Community First’s Financial Advisor” on page 73 of this joint prospectus statement/proxy.

Risk Factors (page 36)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL data OF COMMERCE UNION

The following selected consolidated historical financial information for the fiscal years ended December 31, 2012 through December 31, 2016 is derived from audited consolidated financial statements of Commerce Union. The consolidated financial information as of and for the six months ended June 30, 2017 and 2016 is derived from unaudited consolidated financial statements and, in the opinion of Commerce Union’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data for those dates. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2017. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Commerce Union’s audited consolidated financial statements and related notes thereto included in Commerce Union’s annual report on Form 10-K for the fiscal year ended December 31, 2016, and in Commerce Union’s quarterly report on Form 10-Q for the six months ended June 30, 2017, which are incorporated by reference into this joint proxy statement/prospectus. Results for past periods are not necessarily indiciative of results that may be expected for any future period. See “Where You Can Find More Information” on page 129.

	At or For the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
SUMMARY OF OPERATIONS:
Total interest income	$18,677	$18,411	$36,015	$29,888	$17,215	$16,935	$17,230
Total interest expense	2,203	1,637	3,363	2,718	1,629	1,884	2,705
Net interest income	16,474	16,774	32,652	27,170	15,586	15,051	14,525
Provision for loan losses	655	615	968	(270)	(1,500)	(350)	1,350
Net interest income after provision for loan losses	15,819	16,159	31,684	27,440	17,086	15,401	13,175
Noninterest income	2,370	6,356	8,800	12,382	4,608	2,927	2,266
Noninterest expense	14,137	16,664	30,374	31,569	17,166	13,898	12,573
Income before income taxes	4,052	5,851	10,110	8,253	4,528	4,430	2,868
Income tax expense	699	1,156	2,213	2,271	1,816	1,741	1,239
Consolidated net income	3,353	4,695	7,897	5,982	2,712	2,689	1,629
Noncontrolling interest in net (income) loss of subsidiary	892	(98)	1,039	(407)	1,184	549	565
Net income attributable to common shareholders	4,245	4,597	8,936	5,575	3,896	3,238	2,194

PER COMMON SHARE DATA:
Net income attributable to common shareholders, per share
Basic	$0.55	$0.61	$1.18	$0.88	$0.98	$0.83	$0.59
Diluted	$0.54	$0.60	$1.16	$0.86	$0.96	$0.83	$0.59
Book value per common share	$14.36	$13.90	$13.75	$13.29	$11.13	$9.97	$9.80
Tangible book value per common share	$12.73	$12.17	$12.08	$11.46	$10.84	$9.65	$9.45
Dividends per common share	$0.12	$-	$0.22	$0.20	$0.20	$0.20	$-
Preferred shares outstanding	-	-	-	-	-	-	-
Basic weighted average common shares	7,758,408	7,505,451	7,586,993	6,329,316	3,993,206	3,911,000	3,702,000
Diluted weighted average common shares	7,854,841	7,611,290	7,691,493	6,478,952	4,053,804	3,915,000	3,703,000
Common shares outstanding at period end	7,839,562	7,627,777	7,778,309	7,279,620	3,910,191	3,910,191	3,910,791

BALANCE SHEET DATA:
Total assets	$1,003,950	$883,204	$911,984	$876,404	$449,731	$384,575	$384,724
Mortgage loans held for sale, net	12,031	14,961	11,831	55,093	26,640	2,680	9,197
Total loans, net	710,449	640,589	657,701	608,747	309,497	277,770	276,218
Allowance for loan losses	9,385	8,688	9,082	7,823	7,353	8,530	7,760
Total securities	184,789	147,675	146,813	133,825	77,245	69,462	37,351
Other real estate, net	-	475	-	1,149	1,204	1,375	1,455
Goodwill and core deposit intagible	12,808	13,164	12,986	13,342	1,110	468	598
Total deposits	840,014	647,851	763,834	640,008	334,365	289,801	330,311
Federal Home Loan Bank advances	44,910	124,871	32,287	135,759	63,500	55,000	15,000
Dividends payable	941	-	1,711	1,489	-	-	-
Stockholders' equity	112,589	106,024	106,919	96,751	43,516	38,982	38,325
Average total assets	949,197	876,309	885,074	733,651	417,050	375,333	356,171
Average gross loans, excluding loans held for sale	688,316	627,694	640,592	517,148	293,195	278,922	281,601
Average interest earning assets	895,242	826,605	835,337	694,135	401,487	364,271	341,970
Average deposits	799,735	653,305	664,844	543,341	323,466	308,197	303,653
Average interest bearing deposits	667,681	535,187	537,225	459,610	278,363	270,082	296,788
Average interest bearing liabilities	705,924	651,727	648,515	565,234	329,565	298,222	285,285
Average total shareholders' equity	108,182	101,267	104,216	80,122	41,525	38,711	36,034

	2017	2016	2016	2015	2014	2013	2012
SELECTED FINANCIAL RATIOS:
Return on average assets	0.45%	0.52%	1.01%	0.76%	0.93%	0.86%	0.62%
Return on average equity	3.92%	4.54%	8.57%	6.96%	9.38%	8.36%	6.09%
Average equity to average total assets	11.40%	11.56%	11.77%	10.92%	9.96%	10.31%	10.12%
Dividend payouts	21.93%	0.00%	18.64%	22.73%	20.41%	20.00%	0.00%
Efficiency ratio(1)	75.02%	72.04%	73.28%	79.82%	85.01%	76.83%	76.86%
Net interest margin(2)	4.01%	4.20%	4.15%	4.00%	3.96%	4.20%	4.26%
Net interest spread(3)	3.58%	4.09%	4.04%	3.91%	3.88%	4.08%	4.10%

ASSET QUALITY RATIOS:
Net charge-offs to average loans	0.05%	-0.04%	-0.05%	-0.14%	-0.11%	-0.40%	1.18%
Allowance to period end loans(4)	1.30%	1.34%	1.36%	1.27%	2.32%	2.98%	2.73%
Allowance for loan losses to non-performing loans	153.68%	210.57%	105.76%	116.59%	83.40%	238.94%	85.22%
Non-performing assets to total assets	0.61%	0.52%	0.94%	0.90%	2.23%	1.29%	2.75%

CAPITAL RATIOS (5)
Tier 1 leverage	10.47%	10.66%	10.86%	9.92%	9.71%	10.26%	9.87%
Common equity tier 1	12.28%	12.56%	13.00%	12.02%	12.19%	12.66%	11.67%
Tier 1 risk-based capital	12.28%	12.56%	13.00%	12.02%	12.19%	12.66%	11.67%
Total risk-based capital	13.43%	13.74%	14.22%	13.13%	13.45%	13.93%	12.94%

(1) Efficiency ratio is non-interest expense divided by the sum of net interest income before the provision for loan losses plus non-interest income.
(2) Net interest margin is net interest income divided by total average earning assets.
(3) Net interest spread is the difference between the average yield on interest earning assets and the average yield on interest bearing liabilities.
(4) Period end loans exclude deferred fees and costs.
(5) Capital ratios calculated on consolidated financial statements for Commerce Union.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COMMUNITY FIRST

The following selected consolidated historical financial information for the fiscal years ended December 31, 2012 through December 31, 2016 is derived from audited consolidated financial statements of Community First. The consolidated financial information as of and for the six months ended June 30, 2017 and 2016 is derived from unaudited consolidated financial statements and, in the opinion of Community First’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data for those dates. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2017. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as Appendix F to this joint proxy statement/prospectus, and Community First’s audited consolidated financial statements and related notes as of December 31, 2016 and for the three years ended December 31, 2016, and the accompanying notes thereto, and Community First’s unaudited consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and June 30, 2016, and the accompanying notes thereto, appearing on pages FS-1 through FS-70 of this joint proxy statement/prospectus.

	Six Months Ended June 30,		For the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
INCOME STATEMENT DATA:
Interest income	$7,630	$7,257	$17,372	$17,176	$15,936	$17,444	$22,728
Interest expense	1,342	1,366	2,766	2,797	2,971	4,175	7,020
Net interest income	7,494	7,230	14,606	14,379	12,965	13,269	15,708
(Reversal of) provision for loan losses	55	(578)	(632)	(2,257)	(1,014)	45	2,700
Noninterest income	7,439	7,808	5,360	2,514	2,668	2,687	7,994
Noninterest expense	6,760	7,065	14,259	14,438	14,240	14,183	17,959
Net income	1,893	2,251	3,992	17,407	2,407	1,728	3,043
Net income allocated to common shareholders	1,228	5,693	8,160	17,022	803	559	1,883
BALANCE SHEET DATA:
Total assets	$479,637	$476,963	$474,511	$469,940	$443,555	$448,443	$510,715
Total securities			69,207	118,824	91,440	81,926	70,180
Total loans, net	304,487	293,462	311,726	260,194	251,265	265,668	297,114
Allowance for loan losses	(3,708)	(3,724)	(3,757)	(4,275)	(5,171)	(8,039)	(9,767)
Total other real estate owned, net	2,788	5,057	4,697	7,828	13,734	18,314	19,769
Total deposits	426,278	421,211	423,407	416,714	398,080	407,532	448,946
Other borrowed money	3,841		4,000	—	—	—	—
FHLB advances	—		—	—	—	—	13,000
Subordinated debentures	13,000	23,000	13,000	23,000	23,000	23,000	23,000
Total shareholders’ equity	32,607	29,374	30,244	22,965	10,886	8,616	10,336
PER COMMON SHARE DATA:
Earnings per share - basic	$0.25	$1.75	$1.97	$5.20	$0.25	$0.17	$0.58
Earnings per share - diluted	0.25	1.75	1.97	5.20	0.25	0.17	0.58
Book value	$6.49	$5.91	6.05	3.38	(2.38)	(3.07)	(2.48)
PERFORMANCE RATIOS:
Return on average assets	0.52%	0.64%	0.84%	3.83%	0.54%	0.35%	0.48%
Return on average equity	7.80%	28.82%	14.26%	141.58%	24.29%	18.44%	16.82%
Net interest margin (1)	3.47%	3.38%	3.38%	3.42%	3.18%	3.05%	2.93%
ASSET QUALITY RATIOS:
Nonperforming loans to total loans	0.99%	2.91%	0.74%	2.75%	4.21%	12.42%	11.08%
Net loan (recoveries) charge offs to average loans	0.030%	(0.010%)	(0.04%)	(0.52%)	0.71%	0.61%	3.42%
Allowance for loan losses to total loans	1.20%	1.25%	1.19%	1.62%	2.02%	2.94%	3.18%
CAPITAL RATIOS:
Leverage ratio (2)	6.50%	4.59%	5.90%	4.82%	3.52%	3.15%	2.40%
Tier 1 risk-based capital ratio	9.38%	6.64%	8.33%	7.09%	5.71%	5.05%	4.23%
Total risk-based capital ratio	15.56%	13.34%	14.52%	11.91%	9.83%	8.84%	7.62%

(1)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Commerce Union and Community First have prepared the following unaudited pro forma condensed combined financial statements in order to illustrate the estimated effects of the merger based on the historical financial statements and accounting records of Commerce Union and Community First after giving effect to the merger and the merger-related pro forma adjustments as described in the notes below. These unaudited pro forma condensed combined financial statements reflect the issuance by Commerce Union of 1,137,000 shares of Commerce Union common stock in a private offering on August 30, 2017 and the receipt of approximately $23.2 million in net proceeds (which we refer to as the “private placement”). Under the acquisition method of accounting, consideration paid by Commerce Union will be allocated to the assets and liabilities of Community First at their respective fair values as of the effective date of the merger. Any excess of consideration paid over the fair values of Community First’s net assets will be recorded as goodwill.

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Commerce Union and Community First, adjusted for the estimated effects of the merger and the private placement. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the merger and private placement had occurred on that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2016 and the six months ended June 30, 2017 are presented as if the merger and private placement had occurred on January 1, 2016. The historical financial statements of Community First include certain reclassifications to conform to the historical presentation of Commerce Union.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not indicative of the actual results that would have been achieved had the merger or private placement been completed as of the dates indicated or that will be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The estimated fair values of the assets and liabilities of Community First are preliminary and are subject to revisions upon completion of detailed valuation procedures, some of which may be significant. The unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions, or other actions that may result from the merger.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Commerce Union’s historical consolidated financial statements and the notes thereto included in Commerce Union’s annual report on Form 10-K for the year ended December 31, 2016 and the Commerce Union quarterly report on Form 10-Q for the quarter ended June 30, 2017, each of which are incorporated by reference into this joint proxy statement/prospectus. Further, the unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the historical consolidated financial statements and related notes of Community First as of December 31, 2016 and for the three years ended December 31, 2016, and the accompanying notes thereto, and Community First’s unaudited consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and June 30, 2016, and the accompanying notes thereto, appearing on pages FS-1 through FS-70 of this joint proxy statement/prospectus.

Unaudited Proforma Consolidated Balance Sheet

June 30, 2017

(in thousands)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Stock Issuance		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$26,551	$39,161	$23,213	a	$(4,500)	b	$84,425
Time deposits in other financial institutions	-	23,558	-		-		23,558
Securities available for sale	184,789	72,726	-		-		257,515
Loans, net of unearned income	719,834	308,195	-		(6,934)	c	1,021,095
Allowance for loan losses	(9,385)	(3,708)	-		3,708	d	(9,385)
Loans, net	710,449	304,487	-		(3,226)		1,011,710
Mortgage loans held for sale, net	12,031	84	-		-		12,115
Accrued interest receivable	4,298	974	-		-		5,272
Premises and equipment, net	9,721	10,630	-		-		20,351
Restricted equity securities, at cost	7,155	1,727	-		-		8,882
Other real estate, net	-	2,788	-		(1,072)	e	1,716
Cash surrender value of life insurance contracts	29,203	10,523	-		-		39,726
Deferred tax assets, net	2,498	10,178	-		(2,965)	f	9,711
Goodwill	11,404	-	-		28,954	g	40,358
Core deposit intangibles	1,404	733	-		3,390	h	5,527
Other assets	4,447	2,068	-		-		6,515

TOTAL ASSETS	$1,003,950	$479,637	$23,213		$20,581		$1,527,381

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$840,014	$426,278	$-		$921	i	$1,267,213
Accrued interest payable	167	395	-		-		562
Borrowings	44,910	16,841	-		(4,469)	j	57,282
Dividends payable	941	-	-		-		941
Other liabilities	5,329	3,516	-		-		8,845

TOTAL LIABILITIES	891,361	447,030	-		(3,548)		1,334,843

STOCKHOLDERS’ EQUITY
Common stock	7,840	43,186	1,137	a	(40,769)	k	11,394
Additional paid-in capital	89,746	-	22,076	a	56,569	k	168,391
Retained earnings (deficit)	15,516	(8,678)	-		6,428	l	13,266
Accumulated other comprehensive loss	(513)	(1,901)	-		1,901	m	(513)

TOTAL STOCKHOLDERS’ EQUITY	112,589	32,607	23,213		24,129		192,538

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,003,950	$479,637	$23,213		$20,581		$1,527,381

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Proforma Consolidated Income Statement

For the Six Months ended June 30, 2017

(in thousands, except for per share amounts)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$16,324	$7,630	$314	c	$24,268
Interest on investment securities, taxable	335	874	-		1,209
Interest on investment securities, nontaxable	1,774	4	-		1,778
Federal funds sold and other	244	328	-		572

TOTAL INTEREST INCOME	18,677	8,836	314		27,827

INTEREST EXPENSE
Deposits	1,985	1,027	(307)	i	2,705
Borrowings	218	315	118	j	651

TOTAL INTEREST EXPENSE	2,203	1,342	(189)		3,356

NET INTEREST INCOME	16,474	7,494	503		24,471

PROVISION FOR LOAN LOSSES	655	55	-		710

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,819	7,439	503		23,761

NONINTEREST INCOME
Service charges on deposit accounts	627	872	-		1,499
Gains on mortgage loans sold, net	1,180	100	-		1,280
Other	563	242	-		805

TOTAL NONINTEREST INCOME	2,370	1,214	-		3,584

NONINTEREST EXPENSE
Salaries and employee benefits	8,754	3,532	-		12,286
Occupancy	1,632	695	-		2,327
Information technology	1,192	808	-		2,000
Other noninterest expense	2,559	1,725	135	h	4,419

TOTAL NONINTEREST EXPENSE	14,137	6,760	135		21,032

INCOME BEFORE PROVISION FOR INCOME TAXES	4,052	1,893	368		6,313

INCOME TAX EXPENSE	699	665	141	n	1,505

CONSOLIDATED NET INCOME	3,353	1,228	227		4,808

NONCONTROLLING INTEREST IN NET (INCOME) LOSS OF SUBSIDIARY	892	-	-		892

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$4,245	$1,228	$227		$5,700

Basic net income attributable to common shareholders, per share	$0.55	$0.25			$0.50
Diluted net income attributable to common shareholders, per share	$0.54	$0.25			$0.50

Weighted average common shares outstanding
Basic	7,758,408	4,995,755			11,298,366
Diluted	7,854,841	4,995,755			11,394,799

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Proforma Consolidated Statement of Income

For the Year Ended December 31, 2016

(in thousands, except for per share amounts)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$32,678	$14,968	$782	c	$48,428
Interest on investment securities, taxable	724	1,921	$-		2,645
Interest on investment securities, nontaxable	2,211	22	$-		2,233
Federal funds sold and other	402	461	$-		863

TOTAL INTEREST INCOME	36,015	17,372	$782		54,169

INTEREST EXPENSE
Deposits	2,649	1,981	$(614)	i	4,016
Borrowings	714	785	$235	j	1,734

TOTAL INTEREST EXPENSE	3,363	2,766	$(379)		5,750

NET INTEREST INCOME	32,652	14,606	$1,161		48,419

PROVISION FOR LOAN LOSSES	968	(632)	$-		336

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	31,684	15,238	$1,161		48,083

NONINTEREST INCOME
Service charges on deposit accounts	1,239	1,897	-		3,136
Gains on mortgage loans sold, net	6,317	195	-		6,512
Gain on acquisition of subordinated debentures	-	2,500	-		2,500
Other	1,244	768	-		2,012

TOTAL NONINTEREST INCOME	8,800	5,360	-		14,160

NONINTEREST EXPENSE
Salaries and employee benefits	18,256	7,450	-		25,706
Occupancy	3,174	1,373	-		4,547
Information technology	2,486	2,023	-		4,509
Other operating	6,458	3,413	275	h	10,146

TOTAL NONINTEREST EXPENSE	30,374	14,259	275		44,908

INCOME BEFORE PROVISION FOR INCOME TAXES	10,110	6,339	886		17,335

INCOME TAX EXPENSE	2,213	2,347	339	n	4,899

CONSOLIDATED NET INCOME	7,897	3,992	547		12,436

Noncontrolling interest in net (income) loss of subsidiary	1,039	-	-		1,039
Preferred stock dividends	-	4,168	-		4,168

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$8,936	$8,160	$547		$17,643

Basic net income attributable to common shareholders, per share	$1.18	$1.97			$1.65
Diluted net income attributable to common shareholders, per share	$1.16	$1.97			$1.63

Weighted average common shares outstanding
Basic	7,586,993	4,137,656			10,714,206
Diluted	7,691,493	4,137,656			10,818,706

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(all amounts are in thousands, except per share data, unless otherwise indicated)

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements and explanatory notes have been prepared to illustrate the effects of the merger involving Commerce Union and Community First under the acquisition method of accounting with Commerce Union treated as the acquirer and the private placement. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the earliest period presented, nor do they necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of Community First, as of the effective date of the merger, will be recorded by Commerce Union at their respective fair values and the excess of the merger consideration over the fair value of Community First’s net assets will be allocated to goodwill.

The merger, which is currently expected to be completed late in the fourth quarter of 2017 or during the first quarter of 2018, provides for Community First shareholders to receive 0.481 shares of Commerce Union common stock for each share of Community First common stock they hold immediately prior to the merger. Based on the closing sale price of shares of Commerce Union common stock on the Nasdaq Capital Market on August 22, 2017 of $24.40, the last trading day before the public announcement of the signing of the merger agreement, the value of the merger consideration per share of Community First common stock was $11.74.

The pro forma allocation of the purchase price reflected in the unaudited pro forma condensed combined financial statements are subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Community First’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of shares of Commerce Union common stock varies from the assumed $24.40 per share, which represents the closing share price of Commerce Union common stock on August 22, 2017; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Commerce Union and Community First are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

NOTE 2 – PRO FORMA ADJUSTMENTS

The following estimated adjustments were made to the pro forma financial statements:

a.	Private offering of 1,137,000 shares of Commerce Union common stock, at a price of $22.00 per share, shown net of a 6% placement agent fee and $300,000 in other offering related expenses.

b.	Represents estimated future merger related expenses. The total is assumed to be shared equally by Commerce Union and Community First.

c.

To adjust Community First’s loan portfolio to estimated fair value which is composed of two components, the expected credit loss component, which amounts to an estimated $4,623, and the component that considers current interest rates and liquidity, which amounts to an estimated $2,311 and is accretable in income over five years using the sum of the digits method. The estimated fair value adjustment aggregates an estimated adjustment of 2.25% of the outstanding loan balance of Community First.

d.	Elimination of Community First’s allowance for loan losses. Estimated credit losses in the Community First loan portfolio are included in the loan valuation adjustment described in note c.

e.	To adjust Community First’s other real estate to estimated fair value.

f.

To recognize estimated deferred tax liabilities of $1,018 related to fair value adjustments and the core deposit intangible based on Commerce Union’s blended federal and state statutory tax rate of 38.29% and to reduce the existing Community First net deferred tax asset by $1,954 representing the estimated portion of state net operating loss carryforwards that will not be available to Commerce Union.

g.

To recognize goodwill equal to the excess of consideration paid by Commerce Union over the net fair value of Community First assets and liabilities acquired. Goodwill will not be amortized for accounting purposes but will be tested for impairment at least annually, which may result in impairment losses in future periods.

h.

To recognize a core deposit intangible asset related to deposit customer relationships acquired of $4,123, estimated based on 1.5% of Community First’s transaction accounts as of June 30, 2017, and remove the existing Community First core deposit intangible asset of $733. The amortization expense of the newly created core deposit intangible asset is based on the straight line method over a 10 year period.

i.

To adjust Community First’s time deposits to estimated fair value and accrete the adjustment as a reduction of interest expense based on the straight line method over the estimated remaining life of 1.5 years.

j.

To adjust Community First’s trust preferred securities to estimated fair value and amortize the adjustment to interest expense on borrowings based on the straight line method over the estimated remaining life of 19 years.

k.	To remove Community First common stock and record Commerce Union common stock issued as merger consideration at par value of $2,417 and additional paid in capital of $56,569.

l.	To remove the deficit of Community First and reduce retained earnings for Commerce Union’s share of estimated future merger expenses of $2,250.

m.	To remove the accumulated other comprehensive loss of Community First.

n.	To recognize income tax expense related to the effect of pro forma adjustments on pre-tax income using Commerce Union’s blended federal and state statutory income tax rate of 38.29%.

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION

Measurement of the acquisition consideration is based on the market price of Commerce Union common stock as of August 22, 2017 multiplied by the number of common shares to be issued in the merger. The consideration is allocated to the estimated fair values of assets acquired and liabilities assumed, with any remaining excess recorded as goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available. The preliminary purchase price allocation is as follows:

Community First's outstanding shares August 22, 2017	5,025,884
Exchange ratio	0.481
Shares of common stock to be issued	2,417,450
Market price of common stock on August 22, 2017	$24.40
Estimated fair value of common stock issued	58,986
Estimated fair value of stock options issued	-
Total consideration	58,986
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	60,469
Investment securities available for sale	72,726
Loans	301,261
Premises and equipment	10,630
Deferred tax asset, net	7,213
Cash surrender value of life insurance	10,523
Other real estate	1,716
Core deposit intangible	4,123
Other assets	4,853
Deposits	(427,199)
Borrowings	(12,372)
Other liabilities	(3,911)
Total fair value of net assets acquired	30,032
Preliminary Pro Forma Goodwill	$28,954

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below are unaudited per share basic and diluted earnings, cash dividends, and common equity per common share for (1) Commerce Union and Community First on a historical basis, (2) Commerce Union and Community First on a pro forma combined basis, and (3) Commerce Union and Community First on a pro forma equivalent basis, in each case as of and for the fiscal year ended December 31, 2016, and as of and for the six months ended June 30, 2017. The information presented below should be read together with the following: (i) Commerce Union’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in Commerce Union’s annual report on Form 10-K which is incorporated by reference into this joint proxy statement/prospectus; (ii) Community First’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included as pages FS-1 to FS-70 in Appendix F to this joint proxy statement/prospecuts; (iii) Commerce Union’s unaudited consolidated financial statements and accompanying notes as of and for the quarter ended June 30, 2017, included in Commerce Union’s quarterly report on Form 10-Q which is incorporated by reference into this joint proxy statement/prospectus; and (iv) Community First’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included as pages FS-1 to FS-70 in Appendix F to this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 129.

The pro forma data and pro forma equivalent per share information gives effect to the merger, the sale by Commerce Union on August 30, 2017 of 1,137,000 shares of its common stock and the associated net proceeds of approximately $23.2 million in the private placement, and the issuance of an estimated approximately 2,417,450 shares of Commerce Union common stock to the shareholders of Community First in connection with the merger, as if the transactions had been effective as of December 31, 2016, in the case of the book value data, and as if the transactions had become effective on January 1, 2016, in the case of the net income per share and dividends declared per share data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Commerce Union’s and Community First’s management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the surviving corporation under one set of assumptions, do not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions of the merger on revenues, expense efficiencies, or asset dispositions, among other factors. As a result, unaudited pro forma data are presented for illustrative purposes only and do not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Community First will be reflected in the consolidated financial statements of Commerce Union on a prospective basis.

For the Six Months Ended June 30, 2017

	Commerce Union Historical	Community First Historical	Pro Forma Combined	Community First Equivalent Pro Forma (1)
Net income attributable to common shareholders, per share
Basic	$0.55	$0.25	$0.50	$0.24
Diluted	0.54	0.25	0.50	0.24
Cash dividends per common share	0.12	-	0.12	0.06
Common equity per common share	14.36	6.49	16.90	8.13

For the Year Ended December 31, 2016

	Commerce Union Historical	Community First Historical	Pro Forma Combined	Community First Equivalent Pro Forma (1)
Net income attributable to common shareholders, per share
Basic	$1.18	$1.97	$1.65	$0.79
Diluted	1.16	1.97	1.63	0.78
Cash dividends per common share	0.22	-	0.22	0.11
Common equity per common share	13.75	6.05	16.49	7.93

(1)

The equivalent pro forma information shows the effect of the merger and the private placement from the perspective of a holder of Community First and is calculated using a ratio of .481 (where Commerce Union is 1).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Commerce Union

Commerce Union common stock is traded on the Nasdaq Capital Market under the symbol “CUBN.” There is no established public trading market for Community First common stock, and shares of Community First common stock are traded solely in individually-arranged transactions between buyers and sellers.

The following table presents the closing sale price of Commerce Union common stock on August 22, 2017, the last trading day before the date of the public announcement of the merger agreement, and November 3, 2017, the last practicable date before the date of this joint proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Community First common stock on that date, calculated by multiplying the closing sale price of Commerce Union common stock on those dates by the exchange ratio (0.481).

The following table shows only historical comparisons. No assurance can be given as to what the market price of the Commerce Union common stock will be when the merger is completed or any time thereafter. Because the market value of Commerce Union common stock will fluctuate after the date of this joint proxy statement/prospectus, no assurance can be given as to the value a share of Commerce Union common stock will have when received by a Community First shareholder. Community First shareholders and Commerce Union shareholders are advised to obtain current market quotations for Community First common stock and Commerce Union common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the proposals contained in this joint proxy statement/prospectus.

Date	Commerce Union common stock	Equivalent Community First share price
August 22, 2017	$24.40	$11.74
November 3, 2017	$23.41	$11.26

The following table sets forth, for the periods indicated, the high and low sales prices of Commerce Union common stock and cash dividends paid per share of Commerce Union common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2017
First quarter	$22.25	$20.42	$0.22
Second quarter	$26.20	$22.16	-
Third quarter	$25.75	$22.52	$0.12
Fourth quarter (through November 3, 2017)	$25.08	$22.84	$0.06
2016
First Quarter	$16.74	$13.50	$0.20
Second Quarter	$16.43	$14.93	-
Third Quarter	$22.99	$15.20	-
Fourth Quarter	$21.51	$19.00	-
2015
First Quarter	$15.50	$13.00	$0.20
Second Quarter	$15.25	$14.00	-
Third Quarter	$14.50	$12.50	-
Fourth Quarter	$14.10	$12.52	-

As of November 3, 2017, the last practicable date prior to the date of this joint proxy statement/prospectus, there were 9,022,098 shares of Commerce Union common stock issued and outstanding and approximately 529 shareholders of record.

As a holding company, Commerce Union is ultimately dependent upon its bank subsidiary, Reliant Bank, to provide funding for Commerce Union’s operating expenses, debt service, and dividends. Various banking laws and regulations applicable to Reliant Bank limit the payment of dividends and other distributions by Reliant Bank to Commerce Union, and these laws and regulations may limit Commerce Union’s ability to pay dividends to its shareholders. Additionally, assuming the proposed merger with Community First is consummated, Commerce Union will assume Community First’s payment obligations with respect to certain subordinated debentures, and Commerce Union may also assume Community First’s payment obligations under a certain loan agreement. If these payment obligations were not made or were suspended, Commerce Union would be prohibited from paying dividends on shares of Commerce Union common stock. Additionally, bank regulatory authorities could impose administratively stricter limitations on the ability of Reliant Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. Accordingly, there can be no assurance that Commerce Union will continue to pay dividends to its shareholders in the future. See “Supervision and Regulation – Commerce Union Bancshares, Inc.” in Commerce Union’s annual report on Form 10-K, and the risk factor entitled “Commerce Union’s ability to pay cash dividends is limited, and Commerce Union may be unable to pay future dividends even if it desires to do so” in Commerce Union’s annual report on Form 10-K which is incorporated by reference into this joint proxy statement/prospectus, for additional information about limitations on Commerce Union’s and Reliant Bank’s ability to declare and pay dividends. See “Where You Can Find More Information” beginning on page 129.

Community First

Community First common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Community First common stock. As of the last practicable date prior to the date of this joint proxy statement/prospectus, there were 5,025,884 shares of Community First common stock issued and outstanding and approximately 2,174 shareholders of record.

While there is no public market for Community First common stock, the most recent trade of Community First common stock known to Community First occurred on September 29, 2016 at a price of $4.75 per share. These sales are isolated transactions and, given the small volume of trading in Community First common stock, may not be indicative of its present value. Below is a table which sets forth high and low prices of Community First common stock of which Community First is aware for the periods indicated:

	High	Low	Cash Dividends Paid Per Share
2017
First quarter	$4.75	$4.75	--
Second quarter	$4.75	$4.75	--
Third quarter	$4.75	$4.75	--
Fourth quarter (through November 3, 2017)	$4.75	$4.75
2016
First Quarter	$6.00	$3.50	--
Second Quarter	$4.75	$3.50	--
Third Quarter	$4.75	$4.75	--
Fourth Quarter	$4.75	$4.75	--
2015
First Quarter	$6.00	$6.00	--
Second Quarter	$6.00	$1.79	--
Third Quarter	$5.00	$1.79	--
Fourth Quarter	$5.00	$3.00	--

Community First has not paid dividends on Community First common stock in 2017, and Community First did not pay dividends on Community First common stock in 2016 or 2015.

RISK FACTORS

If the merger is consummated and you are a Community First shareholder, you will receive shares of Commerce Union common stock in exchange for your shares of Community First common stock. An investment in Commerce Union common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Community First common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 42 under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

However, there are a number of other risks and uncertainties relating to Commerce Union that you should consider in deciding how to vote at the Commerce Union and Community First special meetings, in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect Commerce Union’s future financial results and may cause Commerce Union’s future earnings and financial condition to be less favorable than Commerce Union’s expectations. There are also a number of risks related to the merger that shareholders of both Commerce Union and Community First should consider in deciding how to vote on the Commerce Union stock issuance proposal and the Community First merger proposal, respectively. This section summarizes many of those risks.

In addition, Commerce Union’s and Community First’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described in Commerce Union’s annual report on Form 10-K for the year ended December 31, 2016, in addition to other filings Commerce Union has made with the SEC since the date of its most recently filed annual report on Form 10-K, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 129.

Risks Related to the Mergers

Because the market price of Commerce Union common stock will fluctuate, the value of the merger consideration to be received by Community First shareholders is uncertain.

In connection with the merger, each share of Community First common stock (except for specified shares of Community First common stock held by Community First parties or Commerce Union parties (including any subsidiaries thereof) and any dissenting shares) will be converted into the right to receive 0.481 shares of Commerce Union common stock. Although the exchange ratio is fixed, the market value of the merger consideration will fluctuate. The market value of the shares of Commerce Union common stock to be received as the merger consideration will vary from the closing price of Commerce Union common stock on the date Commerce Union and Community First announced the merger, on the date that this joint proxy statement/prospectus is mailed to Community First shareholders, on the date of the Community First special meeting, and on the date the merger is completed and thereafter. Any change in the market price of Commerce Union common stock prior to the completion of the merger will affect the market value of the merger consideration that Community First shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Commerce Union common stock. Stock price changes may result from a variety of factors that are beyond the control of Commerce Union, including, but not limited to, general market and economic conditions, changes in Commerce Union’s business, operations, and prospects and regulatory considerations. Therefore, if you are a Community First shareholder, at the time of the Community First special meeting, you will not know the precise market value of the consideration Community First shareholders will receive at the effective time of the merger. You should obtain current market quotations for shares of Commerce Union common stock.

The market price for Commerce Union common stock may be affected by factors different from those that historically have affected Community First.

Upon completion of the merger, holders of Community First common stock will become holders of Commerce Union common stock. Commerce Union’s businesses differ from those of Community First, and accordingly the results of operations of Commerce Union will be affected by some factors that are different from those currently affecting the results of operations of Community First. For a discussion of the business of Commerce Union and of some important factors to consider in connection with its business, see the section entitled “Where You Can Find More Information” beginning on page 129, including, in particular, in the section entitled “Risk Factors” in Commerce Union’s annual report on Form 10-K for the year ended December 31, 2016. For a discussion of the business of Community First and of some important factors to consider in connection with its business, see Appendix F included in this joint proxy statement/prospectus.

The merger of Commerce Union and Community First may not be completed, which could have a material adverse effect on the business, future operations, and stock price of Commerce Union or Community First following the merger.

Completion of the merger is subject to the satisfaction of certain closing conditions, including the receipt of all required regulatory approvals. If Commerce Union is not successful in obtaining the required regulatory approvals, the merger will not be completed. Even if the regulatory approvals are received, the timing of the regulatory approvals and any conditions imposed by the regulatory approvals could result in certain closing conditions of the merger not being satisfied.

Consummation of the merger is also conditioned upon the satisfaction of other customary closing conditions, including (1) the approval of the Community First merger proposal by Community First’s shareholders and the approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders, (2) the absence of any order, decree, injunction, or law enjoining or prohibiting the merger, and (3) the authorization for listing on the Nasdaq Capital Market of the shares to be issued by Commerce Union in connection with the merger. Each party’s obligation to complete the merger is also subject to certain additional customary conditions. Additionally, Commerce Union’s obligation to complete the merger is subject to holders of not more than 7.5% of the outstanding shares of Community First common stock perfecting their rights to dissent from the merger. If a condition to a party’s obligation to consummate the merger is not satisfied, that party may be able to terminate the merger agreement and, in such case, the transaction would not be consummated.

If the merger is not completed, the respective business and financial results of Commerce Union and Community First may be adversely affected and will be subject to several risks, including the following:

●	the price of Commerce Union or Community First common stock may decline to the extent that its current market prices reflect a market assumption that the merger will be completed;
●	having to pay significant costs relating to the merger without receiving any benefits arising from the merger;
●	negative reactions from customers, shareholders, and market analysts; and
●	the diversion of the focus of management to the merger instead of on pursuing other opportunities that could have been beneficial to business of Commerce Union or Community First.

If the merger agreement is terminated under certain circumstances, Commerce Union or Community First may be required to pay a termination fee of $2.1 million to the other. For additional information, see “The Merger Agreement – Termination of the Merger Agreement” beginning on page 106.

Integrating Community First Bank into Reliant Bank’s operations may be more difficult, costly, or time-consuming than anticipated.

Reliant Bank and Community First Bank have operated and, until the bank merger is completed, will continue to operate, independently. Accordingly, the process of integrating Community First Bank’s operations into Reliant Bank’s operations could result in the disruption of operations or the loss of Community First Bank customers and employees, and could make it more difficult to achieve the intended benefits of the merger. Inconsistencies between the standards, controls, procedures, and policies of Reliant Bank and those of Community First Bank could adversely affect Reliant Bank’s ability to maintain relationships with current customers and employees of Community First Bank if and when the bank merger is completed.

As with any merger of banking institutions, business disruptions may occur that may cause Reliant Bank to lose customers or may cause Community First Bank’s customers to withdraw their deposits from Community First Bank prior to the merger’s consummation and from Reliant Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on the successful integration of Community First Bank’s operations into Reliant Bank’s operations, and to address differences in business models and cultures. If the operations of Community First and Community First Bank are not successfully integrated into Commerce Union’s and Reliant Bank’s operations and on a timely basis, some or all of the expected benefits of the merger may not be realized. Difficulties encountered with respect to such matters could result in an adverse effect on the financial condition, results of operations, capital, liquidity, or cash flows of Reliant Bank and Commerce Union.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement may be completed, approval of Commerce Union’s and Community First’s applications and notices filed with the Federal Reserve Board and the TDFI must be obtained. These governmental entities and regulatory agencies may impose conditions, limitations or costs, or place restrictions on the conduct of Commerce Union after the completion of the merger as a condition to the granting of such approvals or require changes to the terms of the mergers or the bank merger. Although Commerce Union and Community First do not currently expect that any material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting the combined company’s revenues, any of which might have a material adverse effect on Commerce Union following the mergers and the bank merger. There can be no assurance as to whether the required regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “The Merger Agreement—Conditions to Consummation of the Merger” beginning on page 104 for a discussion of the conditions to the completion of the merger and for a description of the regulatory approvals that must be received in connection with the mergers and the bank merger.

Commerce Union may fail to realize the cost savings anticipated from the merger.

Although Commerce Union anticipates that it will realize certain cost savings as to the operations of Community First and Community First Bank and otherwise from the merger if and when the operations of Community First and Community First Bank are fully integrated into Commerce Union’s and Reliant Bank’s operations, it is possible that Commerce Union may not realize all of the cost savings that it has estimated to be realized from the merger. For example, Commerce Union may be required to continue to operate or maintain functions that are currently expected to be combined or reduced as a result of the merger. The realization of the estimated cost savings also will depend on our ability to combine the operations of Commerce Union and Reliant Bank with the operations of Community First and Community First Bank in a manner that permits those costs savings to be realized. If Commerce Union is not able to integrate the operations of Community First and Community First Bank into Commerce Union’s and Reliant Bank’s operations successfully and to reduce the combined costs of conducting the integrated operations of the two banks, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected. The failure to realize those cost savings could materially adversely affect the combined company’s financial condition, results of operations, capital, liquidity, or cash flows.

The issuance of the merger consideration to Community First’s shareholders and the issuance of the shares in the private placement may decrease the market price of Commerce Union common stock.

On August 30, 2017, Commerce Union issued 1,137,000 shares of Commerce Union common stock in connection with the private placement of Commerce Union common stock. Additionally, as consideration for the merger, Commerce Union will issue approximately 2,417,450 additional shares of Commerce Union common stock to Community First’s shareholders. These two transactions together will result in Commerce Union shareholders’ existing share ownership being diluted by an aggregate of approximately 3,554,450 new shares, which represents 45.08% of Commerce Union’s outstanding common stock immediately prior to the closing of the private placement. The dilution associated with the issuance of new shares of common stock in the private placement and/or the merger may result in fluctuations in the market price of Commerce Union common stock, including a stock price decrease, and could materially impair Commerce Union’s earnings per share and other per share financial metrics.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Commerce Union expects to incur significant costs associated with combining the operations of Community First and Community First Bank with the operations of Commerce Union and Reliant Bank. Commerce Union recently began collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of the businesses of Commerce Union and Community First. Although Commerce Union expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the merger is consummated, each of Commerce Union and Community First will incur substantial expenses, such as legal, accounting, and financial advisory fees, in pursuing the merger which will adversely impact each company’s earnings.

Commerce Union’s actual financial position and result of operations may differ materially from the unaudited pro forma financial statements included in this prospectus.

The pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of what Commerce Union’s financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial statements have been derived from the audited and unaudited historical financial statements of Commerce Union and Community First, and certain adjustments and assumptions have been made regarding the combined businesses after giving effect to the transactions. The assets and liabilities of Community First have been measured at fair value based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial statements and the final acquisition accounting will occur and could have a material impact on the pro forma financial statements and the combined company’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing of the merger. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 26.

Commerce Union will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect its business and operations.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Commerce Union or Reliant Bank. Uncertainties surrounding the merger may impair the ability of Commerce Union or Reliant Bank to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with the bank to seek to change their existing business relationships.

Under the terms of the merger agreement, Commerce Union is subject to certain restrictions on its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. In addition, the merger agreement restricts Community First and Community First Bank from taking other specified actions until the merger occurs without the consent of Commerce Union, such as acquiring or disposing of assets, incurring indebtedness, or incurring capital expenditures. These restrictions may prevent Community First and Community First Bank from pursuing attractive business opportunities that may arise prior to the completion of the merger. Such limitations could negatively impact Community First’s or Commerce Union’s businesses and operations prior to the completion of the merger.

The termination fee and the restrictions on negotiation contained in the merger agreement may discourage other companies from trying to acquire Community First.

Until the consummation of the merger, with some exceptions, Community First is prohibited from soliciting, initiating, knowingly facilitating or encouraging, or participating in any discussion, negotiation or activity regarding an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Commerce Union. In addition, Community First has agreed to pay a termination fee of $2.1 million to Commerce Union if the merger agreement is terminated under certain circumstances, including a change of recommendation of Community First or the Community First board of directors. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 106. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Community First from considering or proposing such an acquisition that might result in greater value to Community First’s shareholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Community First than it might otherwise have proposed to pay.

Certain executive officers and directors of Community First have interests in the merger different from, or in addition to, the interests of Community First shareholders.

Certain of Community First’s existing directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Community First’s shareholders generally. For example, certain Community First directors will be elected to the boards of directors of Commerce Union and Reliant Bank immediately following the consummation of the merger, and certain Community First executive officers have agreements that provide for payments following the consummation of the merger. The Community First board of directors was aware of these interests when it approved and adopted the merger agreement. See “The Merger—Interests of Officers and Directors of Community First in the Merger” beginning on page 85.

The fairness opinions delivered to the respective boards of directors of Commerce Union and Community First by the parties’ respective financial advisors prior to the signing of the merger agreement do not reflect any changes in circumstances since the date of the opinions.

KBW, the financial advisor to Commerce Union, delivered its fairness opinion to the board of directors of Commerce Union and ProBank Austin, the financial advisor to Community First, delivered its fairness opinion, to the board of directors of Community First on August 22, 2017. Changes in the operations and prospects of Community First, Community First Bank, Commerce Union, or Reliant, general market and economic conditions, and other factors that may be beyond the control of Community First, Community First Bank, Commerce Union, and Reliant, may alter the value of Community First, Community First Bank, Commerce Union, or Reliant, or the value of shares of Community First common stock or Commerce Union common stock by the time the merger is completed. The fairness opinions do not speak as of the date of this document, at the time the merger is completed or as of any date other than the respective dates of the opinions. The fairness opinions are attached as Appendix C and Appendix D to this joint proxy statement/prospectus. For a description of the opinions, see “The Merger—Opinion of Commerce Union’s Financial Advisor” and “The Merger—Opinion of Community First’s Financial Advisor.”

Holders of Commerce Union and Community First common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Commerce Union and Community First common stock currently have the right to vote in the election of the board of directors and on other matters affecting Commerce Union and Community First, respectively. Upon the completion of the merger, each Community First shareholder who receives shares of Commerce Union common stock as merger consideration will become a shareholder of Commerce Union with a percentage ownership of Commerce Union that is smaller than such shareholder’s percentage ownership of Community First. It is currently expected that the former shareholders of Community First as a group will receive shares of Commerce Union common stock constituting approximately 21% of the outstanding shares of Commerce Union common stock immediately after the effective time of the merger. As a result, current shareholders of Commerce Union (including those that acquired shares of Commerce Union common stock in the private placement) as a group will own approximately 79% of the outstanding shares of Commerce Union common stock immediately after the merger. Because of this, Community First shareholders may have less influence on the management and policies of Commerce Union than they now have on the management and policies of Community First, and current Commerce Union shareholders may have less influence than they now have on the management and policies of Commerce Union.

The shares of Commerce Union common stock to be received by Community First shareholders as consideration for the merger will have different rights from the shares of Community First common stock.

Upon completion of the merger, Community First shareholders will become Commerce Union shareholders and their rights as shareholders will continue to be governed by Tennessee corporate law, and will additionally be governed by the Commerce Union charter and bylaws. The rights associated with Community First common stock are different from the rights associated with Commerce Union common stock. For example, under Tennessee law, dissenters’ rights are not available to holders of a class of stock that is traded on a national securities exchange, such as Commerce Union common stock, whereas generally under Tennessee, law dissenters’ rights are available to holders of a class of stock that is not traded on a national securities exchange, such as Community First common stock. Please see “Comparative Rights of Commerce Union and Community First Shareholders” beginning on page 114 for a further discussion of the different rights associated with Commerce Union common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this joint proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “expect,” “may,” “will,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” “potential,” and other similar words and expressions of the future are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Community First and Commerce Union of the mergers, Community First’s and Commerce Union’s future financial and operating results (including the anticipated impact of the mergers on the combined company’s earnings per share and tangible book value) and Community First’s and Commerce Union’s plans, and intentions.

All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Community First and Commerce Union to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others,

•	the risk that the cost savings and any revenue synergies from the mergers may not be realized or take longer than anticipated to be realized;

•	the ability of Community First and Commerce Union to meet expectations regarding the timing and completion and accounting and tax treatment of the mergers;

•

the effect of the announcement of the mergers on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers);

•	the risk that integration of Community First’s operations with those of Commerce Union will be materially delayed or will be more costly or difficult than expected;

•	the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement;

•	the amount of the costs, fees, expenses, and charges related to the mergers;

•	reputational risk and the reaction of the parties’ customers, suppliers, employees, or other business partners to the mergers;

•	the failure of any of the conditions to the closing of the merger to be satisfied, or any unexpected delay in closing the merger;

•	the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Commerce Union’s issuance of additional shares of Commerce Union common stock in the merger; and

•	general competitive, economic, political, and market conditions.

Additional factors which could affect the forward-looking statements can be found in Commerce Union’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with the SEC and available on the SEC’s website at http://www.sec.gov.

All forward-looking statements in this joint proxy statement/prospectus are based on information available to Commerce Union and Community First as of the date of this joint proxy statement/prospectus. Although both companies believe that the expectations reflected in our forward-looking statements are reasonable, neither company can guarantee you that these expectations will be achieved. Both companies undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

We may disclose the assumptions that underlie a forward-looking statement that we make. We have chosen the assumptions underlying our forward-looking statements in good faith and believe that such assumptions were reasonable at the time the forward-looking statement was made. However, we caution you that actual results often vary, at least to some degree, from the projected results or expectations discussed or implied by forward-looking statements as a result of assumptions not being realized, changes in facts and other circumstances, and the differences between projected results or expectations discussed in forward looking statements and actual results can be material.

SPECIAL MEETINGS OF SHAREHOLDERS

General

The Commerce Union board of directors is using this joint proxy statement/prospectus in part, to solicit proxies from the holders of Commerce Union common stock for use at the Commerce Union special meeting. The Community First board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Community First common stock for use at the Community First special meeting.

Commerce Union. With respect to Commerce Union shareholders, this document constitutes a proxy statement of Commerce Union in connection with its solicitation of proxies from its shareholders for the vote on the Commerce Union stock issuance proposal, the Commerce Union adjournment proposal, and the Commerce Union charter amendment proposal, as well as a prospectus of Commerce Union in connection with its issuance of shares of Commerce Union common stock as the merger consideration. This joint proxy statement/prospectus is being mailed to Commerce Union shareholders of record on or about November 10, 2017, together with the notice of the Commerce Union special meeting and a proxy solicited by Commerce Union’s board of directors for use at the Commerce Union special meeting and at any adjournments or postponements of the Commerce Union special meeting.

Community First. With respect to Community First shareholders, this document constitutes a proxy statement of Community First in connection with its solicitation of proxies from its shareholders for the vote on the Community First merger proposal, on the Community First compensation proposal, and on the Community First adjournment proposal. The joint proxy statement/prospectus is being mailed to Community First shareholders of record on or about November 10, 2017, together with the notice of the Community First special meeting and a proxy solicited by Community First’s board of directors for use at the Community First special meeting and at any adjournments or postponements of the Community First special meeting.

Meeting Dates, Times, and Places

Commerce Union. The Commerce Union special meeting will be held at the main office of Reliant Bank, located at 1736 Carothers Parkway, Ste. 100, Brentwood, TN 37027, at 10:00 a.m., local time, on December 14, 2017.

Community First. The Community First special meeting will be held on December 14, 2017 at 4:00 p.m., local time, at the Operations Building of Community First Bank located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401.

Matters to be Considered

Commerce Union. At the Commerce Union special meeting, Commerce Union common shareholders will be asked to:

•	approve the Commerce Union stock issuance proposal;

•	approve the Commerce Union adjournment proposal; and

•	approve the Commerce Union charter amendment proposal.

Each copy of this joint proxy statement/prospectus mailed to Commerce Union shareholders is accompanied by a proxy form for use at the Commerce Union special meeting.

Community First. At the Community First special meeting, Community First shareholders will be asked to:

•	approve the Community First merger proposal;

•	approve the Community First compensation proposal; and

•	approve the Community First adjournment proposal.

Each copy of this joint proxy statement/prospectus mailed to Community First shareholders is accompanied by a proxy form for use at the Community First special meeting.

Record Dates; Quorum

Commerce Union

The Commerce Union board of directors has fixed the close of business on November 2, 2017 as the record date for determining the Commerce Union shareholders entitled to receive notice of and to vote at the Commerce Union special meeting. As of the Commerce Union record date, there were 9,022,098 shares of Commerce Union common stock outstanding and entitled to vote at the Commerce Union special meeting held by approximately 529 holders of record. Each share of Commerce Union common stock entitles the holder to one vote at the Commerce Union special meeting on each proposal to be considered at the Commerce Union special meeting. The presence at the Commerce Union special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Commerce Union common stock entitled to vote at the Commerce Union special meeting will constitute a quorum for the transaction of business. All shares of Commerce Union common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Commerce Union special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Community First

The Community First board of directors has fixed the close of business on November 1, 2017 as the record date for determining the Community First shareholders entitled to receive notice of and to vote at the Community First special meeting. As of the Community First record date, there were 5,025,884 shares of Community First common stock outstanding and entitled to vote at the Community First special meeting held by approximately 2,174 holders of record. Each share of Community First common stock entitles the holder to one vote at the Community First special meeting on each proposal to be considered at the Community First special meeting. The presence at the Community First special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Community First common stock entitled to vote at the Community First special meeting will constitute a quorum for the transaction of business. All shares of Community First common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Community First special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Vote Required; Treatment of Abstentions and Failure to Vote

Commerce Union

Commerce Union stock issuance proposal:

●

Standard: Approval of the Commerce Union stock issuance proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union stock issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union adjournment proposal:

•

Standard: Whether or not a quorum is present, approval of the Commerce Union adjournment proposal requires that the votes cast in favor of the proposal at the Commerce Union special meeting exceed the votes cast opposing the proposal at the Commerce Union special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Commerce Union adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Commerce Union charter amendment proposal:

●

Standard: Approval of the Commerce Union charter amendment proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Commerce Union common stock.

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Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Commerce Union special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Commerce Union charter amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Community First

Community First merger proposal:

●

Standard: Approval of the Community First merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Community First common stock.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Community First compensation proposal:

●

Standard: Approval, on a non-binding advisory basis, of the Community First compensation proposal requires that the votes cast in favor of the proposal at the Community First special meeting exceed the votes cast opposing the proposal at the Community First special meeting.

●

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the Community First compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

Community First adjournment proposal:

•

Standard: Whether or not a quorum is present, approval of the Community First adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the Community First special meeting.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Community First special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Community First adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker, or other nominee that are represented at the Commerce Union or Community First special meeting, but with respect to which the bank, broker, or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker, or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of Commerce Union common stock or Community First common stock in “street name,” your bank, broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker, or other nominee with this joint proxy statement/prospectus. Commerce Union and Community First believe that all of the proposals to be presented at the Community First special meeting and the Commerce Union special meeting are “non-routine” proposals, and your bank, broker, or other nominee may not vote your shares without your specific voting instructions. Therefore, if you are a Community First shareholder and you fail to direct your bank, broker, or other nominee to vote your shares, it could have the same effect as voting against the Community First merger proposal, and no effect on the Community First compensation proposal or the Community First adjournment proposal. If you are a Commerce Union shareholder and you fail to direct your bank, broker, or other nominee to vote your shares, it could have the same effect as voting against the Commerce Union charter amendment proposal, and no effect on the Commerce Union adjournment proposal or the Commerce Union stock issuance proposal.

Shares Held by Officers and Directors

Commerce Union As of the Commerce Union record date, the directors and executive officers of Commerce Union and their affiliates collectively beneficially owned and were entitled to vote 972,477 shares of Commerce Union common stock, representing approximately 10.78% of the outstanding shares of Commerce Union common stock.

Community First As of the Community First record date, the directors and executive officers of Community First and their affiliates collectively beneficially owned and were entitled to vote 1,452,329 shares of Community First common stock, representing approximately 29% of the outstanding shares of Community First common stock. In connection with the execution of the merger agreement, certain holders of Community First common stock, including the directors of Community First and Community First Bank and trusts established for the benefit of certain family members of certain directors, as well as other entities, who collectively beneficially own and have the power to vote approximately 40.32% of Community First common stock have entered into agreements with Commerce Union in which they have agreed, among other things, to vote their shares of Community First common stock for the approval of the Community First merger proposal and the Community First adjournment proposal. As of the Community First record date, excluding shares held in fiduciary or agency capacity, Commerce Union and its subsidiaries did not own any shares of Community First common stock.

Voting of Proxies

Commerce Union

Each copy of this joint proxy statement/prospectus mailed to Commerce Union shareholders is accompanied by a fom of proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Commerce Union special meeting. You may also vote your shares through the internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker or nominee.

YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMERCE UNION COMMON STOCK YOU OWN. Accordingly, if you are a Commerce Union shareholder of record, please sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Commerce Union special meeting in person.

All shares represented by valid proxies that Commerce Union receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Commerce Union stock issuance proposal, “FOR” the Commerce Union adjournment proposal, and “FOR” the Commerce Union charter amendment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Commerce Union special meeting or at any adjournment or postponement of the Commerce Union special meeting. However, if other business properly comes before the Commerce Union special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Community First

Each copy of this joint proxy statement/prospectus mailed to Community First shareholders is accompanied by a proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Community First special meeting. You may also vote your shares through the internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker or nominee.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMUNITY FIRST COMMON STOCK YOU OWN. Accordingly, if you are a Community First shareholder of record, please sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Community First special meeting in person.

All shares represented by valid proxies that Community First receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Community First merger proposal, “FOR” the Community First compensation proposal and “FOR” the Community First adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Community First special meeting or at any adjournment or postponement of the Community First special meeting. However, if other business properly comes before the Community First special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies

Commerce Union

If you are a holder of record of Commerce Union common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Commerce Union’s chief financial officer, (3) attending the special meeting in person, notifying the chief financial officer, and voting at the special meeting, or (4) voting by telephone or the internet at a later time. Attendance at the Commerce Union special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Commerce Union after the vote will not affect the vote. Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Commerce Union Bancshares, Inc.

1736 Carothers Parkway, Suite 100

Brentwood, Tennessee 37027

Attention: J. Daniel Dellinger, CFO

(615) 221-2003

If you hold your shares of Commerce Union common stock in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Community First

If you hold your shares of Community First common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Community First’s Secretary, (3) attending the Community First special meeting in person, notifying the Secretary, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Any shareholder entitled to vote in person at the Community First special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Community First’s secretary) of a shareholder at the Community First special meeting will not constitute revocation of a previously given proxy. Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Community First, Inc.

501 South James M. Campbell Boulevard

Columbia, Tennessee 38401

Attention: Tracy Rinks, Secretary

(931) 380-2265

If your shares of Community First common stock are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or nominee regarding the revocation of proxies.

Solicitation of Proxies

Commerce Union

In addition to solicitation by mail, directors, officers, and employees of Commerce Union may solicit proxies by personal interview, telephone, or electronic mail. In addition to solicitation of proxies by mail, Commerce Union will request that banks, brokers, nominees and other record holders send proxies and proxy material to the beneficial owners of Commerce Union common stock and secure their voting instructions. Commerce Union’s directors, officers and employees will not be paid any additional amounts for soliciting proxies. Commerce Union has retained Georgeson LLC to assist in the solicitation of proxies, which firm will, by agreement, receive compensation of approximately $6,500, plus expenses, for these services. Commerce Union will bear the entire cost of soliciting proxies from Commerce Union shareholders.

Community First

Community First, on behalf of Community First’s board of directors, is soliciting your proxy in connection with the merger. Community First will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Community First will request that banks, brokers, nominees and other record holders send proxies and proxy material to the beneficial owners of Community First common stock and secure their voting instructions. In addition to solicitation by mail, directors, officers, and employees of Community First may solicit proxies for the Community First special meeting from Community First’s shareholders personally or by telephone, the Internet or other electronic means. However, Community First’s directors, officers and employees will not be paid any special or extra compensation for soliciting such proxies.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Commerce Union, Reliant Bank, Community First, Community First Bank or any other person.

Recommendation of the Boards of Directors

Commerce Union

The Commerce Union board of directors has determined that the transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of Commerce Union and its shareholders and has approved and adopted the merger agreement. The board of directors of Commerce Union recommends that Commerce Union shareholders vote “FOR” approval of the Commerce Union stock issuance proposal, “FOR” approval of the Commerce Union adjournment proposal, and “FOR” approval of the Commerce Union charter amendment proposal. See “The Merger—Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors” for a more detailed discussion of the Commerce Union board of directors’ recommendation.

Community First

The Community First board of directors has determined that transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of Community First and its shareholders and has approved and adopted the merger agreement. The Community First board of directors unanimously recommends that Community First shareholders vote “FOR” the Community First merger proposal, “FOR” the Community First compensation proposal and “FOR” the Community First adjournment proposal. See “The Merger—Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors” for a more detailed discussion of the Community First board of directors’ recommendation.

In the course of reaching its decision to approve the merger agreement and the merger, Community First’s board of directors, among other things, consulted with its legal advisors, Bass Berry regarding the legal terms of the merger agreement, and with its financial advisor, ProBank Austin, as to the fairness, from a financial point of view and as of the date of the opinion, to Community First of the exchange ratio. For a discussion of the factors considered by Community First’s board of directors in reaching its conclusion, see “The Merger —Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors.”

Dissenters’ Rights

Holders of Community First common stock who comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act are entitled to dissent from the merger and receive payment of the fair value of their shares of Community First common stock if the merger is consummated. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this joint proxy statement/prospectus. Please see the section entitled “The Merger – Dissenters’ Rights” beginning on page 81 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Community First before the vote is taken and the shareholder does not vote in favor of Community First merger proposal.

Attending the Special Meetings

Commerce Union. All holders of Commerce Union common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the Commerce Union special meeting. Shareholders of record of Commerce Union common stock can vote in person at the Commerce Union special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the Commerce Union special meeting.

Community First. All holders of Community First common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the Community First special meeting. Shareholders of record of Community First common stock can vote in person at the Community First special meeting. If you are not a shareholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the Community First special meeting. If you plan to attend the Community First special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Community First reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the Community First special meeting is prohibited without Community First’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Commerce Union sharing an address unless Commerce Union has previously received contrary instructions from one or more such shareholders. Similarly, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of Community First sharing an address unless Community First has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, nominees or other holders of record. Shareholders may request a separate copy of this joint proxy statement/prospectus at a shared address to which a single copy of the document. Community First shareholders may submit such requests to Tracy Rinks, Community First’s Secretary, by mail at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, or by phone at (931) 380-2265. Commerce Union shareholders may submit such requests to J. Daniel Dellinger, Commerce Union’s chief financial officer, by mail at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, or by phone at (615) 221-2003.

Assistance

Commerce Union

If you are a holder of Commerce Union common stock and you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Commerce Union common stock, please contact J. Daniel Dellinger, Commerce Union’s chief financial officer, at (615) 221-2003.

Community First

If you are a holder of Community First common stock and you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Community First common stock, please contact Ashlee Pope, Assistant Vice President, Accounting Officer, at (931) 490-6671.

THE MERGER

The following is a summary of certain terms and conditions of the merger and the merger agreement. You are urged to read the merger agreement carefully, and a copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus.

Transaction Structure

Each of the board of directors of Commerce Union, Merger Sub, Reliant Bank, Community First, and Community First Bank has approved the merger agreement, which provides for the merger of Merger Sub with and into Community First, with Community First to survive, and immediately thereafter for Community First to merge with and into Commerce Union, with Commerce Union to be the corporation to survive, upon and subject to the terms and conditions set forth in the merger agreement and in accordance with the Tennessee Business Corporation Act. At the effective time of the merger, the separate corporate existence of Community First will cease and Commerce Union, as the surviving corporation of the merger, will continue as a bank holding company chartered under Tennessee law. Following the merger, the charter and bylaws of Commerce Union as in effect immediately prior to the merger will serve as the charter and bylaws of the surviving corporation, until amended in accordance with applicable law.

Immediately following the merger, Community First Bank will merge with and into Reliant Bank, with Reliant Bank to be the banking corporation to survive the bank merger, upon and subject to the terms and conditions set forth in the bank plan of merger and in accordance with the Tennessee Banking Act and the Tennessee Business Corporation Act. At the effective time of such bank merger, the separate corporate existence of Community First Bank will cease and Reliant Bank, as the surviving corporation of the bank merger, will continue as a banking corporation chartered under Tennessee law. Following the merger, Reliant Bank will remain a wholly owned subsidiary of Commerce Union. The charter and bylaws of Reliant Bank as in effect immediately prior to the merger will serve as the charter and bylaws of the surviving bank, until amended in accordance with applicable law.

Commerce Union Stock Issuance Proposal

At the Commerce Union special meeting, holders of Commerce Union common stock will be asked to vote to approve the stock issuance contemplated in the merger agreement. The merger will not be completed unless Commerce Union’s shareholders approve the stock issuance contemplated in the merger agreement thereby approving the proposed merger of Community First with and into Commerce Union.

Community First Merger Proposal

At the Community First special meeting, holders of Community First common stock will be asked to vote to approve the merger agreement and the merger. The merger will not be completed unless Community First’s shareholders adopt the merger agreement and approve the proposed merger of Community First with and into Commerce Union.

Background of the Merger

As part of their ongoing consideration and evaluation of their respective long-term prospects and strategies, each of Commerce Union’s and Community First’s board of directors and senior management have regularly reviewed and assessed their respective business strategies and objectives, including potential strategic opportunities, all with the goal of enhancing value for their respective shareholders. These potential strategic opportunities, from time to time, have included, among other things, the consideration of potential business combination transactions. The strategic considerations have focused on, among other things, the business and regulatory environment facing financial institutions generally and Commerce Union and Community First, respectively, in particular, as well as conditions and ongoing consolidation in the financial services industry.

On November 30, 2016, Ron DeBerry, then Chief Executive Officer of Commerce Union, and Louis Holloway, current Chief Executive Officer of Community First, met to discuss the status of their respective banking organizations and how each institution planned to end the year. They agreed to meet again after January 1, 2017 to discuss a potential opportunity to combine their two institutions.

In early 2017, the executive committee of Community First’s board of directors began to informally discuss and consider strategic alternatives, including potentially acquiring another bank, remaining independent or merging with a larger bank.

On January 9, 2017, Mr. DeBerry phoned Mr. Holloway to discuss the potential opportunity for a combination of their respective institutions. They discussed the general uptick in banking mergers and acquisitions in the region, and the increased opportunities being presented to their respective organizations. They agreed that the high-level management teams of Commerce Union and Community First should meet in short order to further review a potential business combination between the two entities.

On January 10, 2017, Messrs. DeBerry, DeVan D. Ard, Jr., President of Commerce Union, and J. Daniel (Dan) Dellinger, Chief Financial Officer of Commerce Union, met with representatives of KBW to discuss the potential advantages a merger could bring to Commerce Union and its shareholders. Multiple potential business combinations were discussed, one being a merger with Community First.

On January 23, 2017, Messrs. DeBerry, Ard, Holloway, and Daniel met to discuss Community First and the potential combined institution reviewing estimated pro forma financial information, market share data, and the financial performance of other selected financial institutions. Later that day, Community First and Commerce Union executed a confidentiality agreement to allow for the sharing of confidential information in order for the parties to conduct preliminary due diligence.

On February 6, 2017, the Commerce Union board of directors met with representatives of KBW, Commerce Union’s financial advisor, in attendance, to discuss the potential partnership between Commerce Union and Community First, reviewing estimated pro forma financial information, market share, geographic footprint, potential consideration mixes, and how a partnership would compare to recent bank mergers and acquisitions in Commerce Union’s peer group. The Commerce Union board of directors discussed with representatives of KBW potential next steps in pursuing the proposed transaction with Community First. The board authorized Mr. DeBerry to proceed, with the assistance of Commerce Union’s legal and financial advisors, in preparing a proposal for a business combination between Commerce Union and Community First.

On February 7, 2017, Eslick E. Daniel, M.D., Chairman of the Community First board of directors, Mr. Holloway, and Jon Thompson, President and Chief Financial Officer of Community First, met with Messrs. DeBerry and Ard, and representatives of KBW in Brentwood, Tennessee. During this meeting, there was discussion at a high level regarding the general feasibility and potential benefits of a strategic combination between the two companies. Preliminary terms of the potential merger, including an initial proposed exchange ratio range of 0.3865 to 0.4093, were also discussed.

On February 28, 2017, the executive committee of Commerce Union’s board of directors met with members of the Commerce Union management team, at which meeting Commerce Union management updated the executive committee members on the progression of the discussion with Community First.

In early March 2017, the executive committee of Community First’s board of directors interviewed investment bankers to engage in connection with Community First’s consideration of its strategic alternatives.

On March 6, 2017, representatives of ProBank Austin met with the executive committee of Community First’s board of directors to discuss ProBank Austin’s qualifications and initial views on a possible transaction between Community First and Commerce Union as well as other alternative transactions that might be considered by Community First.

Throughout March, members of the Commerce Union management team met via telephone with representatives of KBW and Butler Snow to discuss the progress of the potential business combination and the status of negotiations regarding a potential exchange ratio.

On March 23, 2017, the executive committee of Commerce Union’s board of directors received an update from Commerce Union management regarding the status of the negotiations with Community First.

On March 31, 2017, Community First executed an engagement letter with ProBank Austin.

During the first week of April 2017, Community First’s and Commerce Union’s senior management continued due diligence, with Commerce Union providing Community First with a list outlining its priority diligence items.

On April 4, 2017, at a meeting of the executive committee of Community First’s board of directors, the members of the executive committee reviewed, together with members of senior management and representatives of ProBank Austin, the details of the discussions between representatives of Community First and Commerce Union. The executive committee determined it would be advisable and in the best interest of Community First shareholders to continue discussions with Commerce Union and directed senior management and ProBank Austin to continue to engage in preliminary, non-binding discussions with representatives of Commerce Union and to discuss potential terms of a transaction. The executive committee also authorized ProBank Austin to explore other strategic alternatives that may be available to Community First.

Between April 4, 2017 and April 13, 2017, representatives of ProBank Austin solicited interest in a possible strategic transaction with Community First from four other bank holding companies with a presence in the Middle Tennessee region and whom ProBank Austin believed would be the institutions likely to have the most interest in a transaction with Community First. None of these institutions expressed meaningful interest in a transaction with Community First in such a manner as ProBank Austin or the executive committee of Community First’s board of directors believed was likely to result in a transaction that was actionable.

On April 10, 2017, Commerce Union and Community First executed a more detailed confidentiality agreement, which superseded the original confidentiality agreement.

On April 12, 2017, at a meeting of the executive committee of Commerce Union’s board of directors, Messrs. Ard and DeBerry discussed with the committee members the status of negotiations with Community First.

On April 13, 2017, at the direction of Commerce Union, KBW submitted Commerce Union’s initial non-binding indication of interest to ProBank Austin which reflected a proposed exchange ratio of 0.4956, up from the range of exchange ratios previously discussed at the February 23, 2017 meeting. ProBank Austin subsequently shared the initial non-binding indication of interest with Community First and Community First’s outside legal counsel, Bass Berry.

Later that day, the executive committee of Community First’s board of directors and members of senior management met with representatives of ProBank Austin and Bass Berry to discuss and review the non-binding indication of interest. The executive committee instructed ProBank Austin to inform Commerce Union and its representatives that the modification of certain non-financial terms in the indication of interest would be required before it would authorize the execution of the indication of interest, which contained a provision requiring Community First to negotiate exclusively with Commerce Union for a period of 60 days.

On April 14, 2017, ProBank Austin sent a revised draft of the non-binding indication of interest to KBW, reflecting the changes discussed at the April 13, 2017 executive committee meeting.

From April 15, 2017 to April 17, 2017, the parties continued to negotiate the final terms of the non-binding indication of interest.

On April 17, 2017, the executive committee of Community First’s board of directors and members of senior management met with representatives of ProBank Austin by telephone to discuss the latest draft of the non-binding indication of interest received from Commerce Union. At the conclusion of the meeting, the executive committee of Community First’s board of directors approved the revised non-binding indication of interest and authorized Community First’s management to execute it and thereafter, with the assistance of Community First’s advisors, begin negotiating the transaction documentation.

The parties executed the non-binding indication of interest on April 18, 2017.

On April 19, 2017, Messrs. DeBerry and Ard met with the Federal Reserve Bank in Atlanta to discuss the potential business combination with Community First and the regulatory implications of the same.

On April 21, 2017, Messrs. Ard and DeBerry met with Mr. Holloway at Commerce Union’s headquarters to discuss initial financial diligence matters, processes, and plans for the mutual sharing of information in diligence.

Over the next several weeks, the parties continued to exchange information and conduct due diligence. During this time, members of Commerce Union’s management met with representatives of Butler Snow to discuss various transaction issues and due diligence findings, including certain environmental matters.

On May 15, 2017, the board of directors of Community First met, along with members of senior management and representatives of ProBank Austin and Bass Berry, to allow senior management and members of the executive committee to advise the full board on the status of the potential Commerce Union transaction and the actions taken to date by the executive committee and members of senior management in furtherance of the same. During the meeting, a representative of ProBank Austin discussed the financial terms of Commerce Union’s proposal and provided an overview of each of Commerce Union’s and Community First’s business, performance, competitive positioning and valuation metrics, a review of precedent transactions, and a review of the profile of the pro forma combined company in the event of a business combination. The representative of ProBank Austin also discussed the banking industry more generally, as well as certain of Community First’s potential strategic alternatives. In this regard, the representative of ProBank Austin discussed the limited number of other potential strategic partners, both similarly sized to Community First and larger institutions, the lack of interest expressed by the other potential strategic partners that ProBank Austin had approached regarding a potential transaction, and the ability of such partners to combine with Community First and offer attractive consideration to Community First’s shareholders in transactions that had a reasonable possibility of receiving required regulatory approvals. The cultural fit between Commerce Union and Community First was also discussed, including Commerce Union’s expressed goal of expanding its franchise and its commitment to maintaining Community First’s strong presence in its current markets, and Commerce Union’s proposal to provide Community First and its shareholders and other constituencies with continued representation on the combined company’s board through three of fourteen board seats.

On May 17, 2017, Mr. Holloway received an unsolicited telephone voicemail message from an investment banker that purported to represent a bank holding company in the Middle Tennessee region inquiring about a proposed combination with Community First. On May 23, 2017, Mr. Holloway received an unsolicited follow-up email from the investment banker. Senior management of Community First discussed the unsolicited communications with representatives of ProBank Austin and Bass Berry, taking into consideration Community First’s outstanding duty to negotiate exclusively with Commerce Union under the indication of interest and the extremely low likelihood that the interested bank holding company could consummate a transaction in a timely fashion without undue regulatory risk.

On May 24, 2017, Messrs. Ard and DeBerry met with the Commissioner of the Tennessee Department of Financial Institutions, Greg Gonzalez, to discuss the potential business combination with Community First. On the same day, Butler Snow provided the first draft of the merger agreement to counsel for Community First.

On May 24, 2017, acting at the instruction of senior management of Community First, a representative of Bass Berry called the investment bank representing the interested bank holding company and informed the investment bank that Community First was not interested in having discussions with the bank holding company regarding a transaction.

On May 25, 2017, the Bass Berry representative informed a representative of Butler Snow of the receipt of the unsolicited communications in accordance with the requirements of the indication of interest.

On May 30, 2017, representatives of Bass Berry, ProBank Austin, and members of Community First’s board of directors and senior management met to discuss certain aspects of Commerce Union’s business.

On June 1, 2017, members of Community First’s and Commerce Union’s respective boards of directors and senior management teams and representatives of Bass Berry, ProBank Austin, and KBW met to discuss certain aspects of Commerce Union’s business.

On June 8, 2017, the executive committee of Community First’s board of directors, together with members of senior management, met with representatives of ProBank Austin and Bass Berry to discuss the initial draft of the merger agreement which reflected a reduced exchange ratio proposed by Commerce Union. During the meeting, the parties discussed that the proposed exchange ratio was not acceptable and a minimum exchange ratio that would be acceptable to the Community First board of directors. The executive committee authorized ProBank Austin to continue to negotiate to increase the exchange ratio and authorized senior management to extend the exclusivity period under the indication of interest by 30 days.

Over the course of the following week, ProBank Austin and KBW had discussions regarding the exchange ratio.

On June 19, 2017, Bass Berry submitted a revised draft of the merger agreement to Butler Snow.

On June 21, 2017, there was a meeting between the Community First executive committee, Jon Thompson, Louis Holloway, Ron DeBerry, and DeVan Ard to discuss certain negotiation points contained in the draft merger agreement.

On June 23, 2017, members of the executive committee of Commerce Union’s board of directors met with representatives of Butler Snow and received an update on the status of negotiations and due diligence with Community First.

On June 26, 2017, members of Commerce Union’s management team met with Butler Snow representatives regarding the environmental risks associated with the merger.

On June 20 and June 27, 2017, members of Commerce Union’s management updated the Commerce Union board of directors on the status of negotiations and due diligence with Community First, including certain environmental risks.

From June 28, 2017 to August 14, 2017, the parties worked to resolve due diligence issues that were raised concerning the condition of one of Community First’s other real estate owned assets. During this time, the executive committee of Commerce Union’s board of directors received periodic updates from Commerce Union management, representatives of Butler Snow, and representatives of KBW and the executive committee of Community First’s board of directors received periodic updates from Community First Senior Management, representatives of Bass Berry and representatives of ProBank Austin, in each case regarding the finalization of the merger agreement and ancillary documents, and the general status of the transaction.

On June 30, 2017, the parties agreed to extend the exclusivity period under the indication of interest to July 31, 2017, and subsequently agreed on July 31, 2017 to extend the exclusivity period to August 31, 2017.

On August 14, 2017, at a special called meeting of the Commerce Union board of directors, members of the board of directors received updates from Commerce Union management, representatives of Butler Snow, and representatives of KBW on the status of the transaction, and the proposed timeline to execute and announce the merger agreement.

On August 15, 2017, the Community First board of directors met for a regularly scheduled meeting, which was attended by senior management of Community First and representatives of ProBank Austin and Bass Berry. During that meeting, the Community First board of directors received an update from a representative of ProBank Austin on the status of the negotiations related to the financial terms of the transaction and ongoing reverse due diligence efforts. A representative of Bass Berry discussed with the Community First board of directors the proposed terms of the transaction, the draft transaction documents and the legal standards applicable to the Community First board of directors’ decisions and actions with respect to the proposed transaction. The Community First board of directors and a representative of Bass Berry discussed the request of Commerce Union that certain holders of Community First common stock, including the directors of Community First and Community First Bank & Trust and trusts established for the benefit of certain family members of certain directors, as well as other entities, enter into voting agreements in which they would agree to vote their shares in favor of the proposed transaction.

At that same meeting, a representative of ProBank Austin reviewed and discussed with the Community First board of directors in detail the proposed financial terms of the transaction and ProBank Austin’s financial analysis of the merger consideration and the proposed transaction, including the market liquidity and dividend payment history associated with Commerce Union common stock. During the meeting, a senior member of the ProBank Austin engagement team discussed with the Community First board of directors that ProBank Austin representatives had from time to time provided compliance consulting and loan review services to Commerce Union. The Community First board of directors also discussed the structure of the merger consideration, and its conclusion that on balance a fixed exchange ratio was in the best interest of Community First shareholders because it would enable them to share fully in the potential upside from the combination of Commerce Union and Community First and the realization of resulting synergies. At the conclusion of the meeting, the Community First board of directors authorized management and ProBank Austin and Bass Berry to proceed towards finalizing the negotiation of the transaction documents with Commerce Union on the terms described to the Community First board of directors, subject to further approval by the Community First board of directors of the final terms of such definitive transaction documents.

From August 15, 2017 through August 22, 2017, Commerce Union and Community First, with the assistance of their respective financial and legal advisors, finalized the terms of the merger agreement and the related ancillary agreements, including the bank merger agreement and the form of voting agreement. Negotiations continued through August 22, 2017, at which time the outside legal counsels of Commerce Union and Community First, working with their clients, finalized the terms of the merger agreement and related ancillary agreements for presentation to the respective boards of directors.

On August 22, 2017, the Community First board of directors held a special meeting, which was attended by Community First senior management and representatives of ProBank Austin and Bass Berry, during which representatives of ProBank Austin and Bass Berry reviewed for the Community First board of directors the proposed final terms of the transaction documents. A representative of Bass Berry also reviewed for the Community First board of directors, as he had previously done, the legal standards applicable to the Community First board of directors’ decisions and actions with respect to the transaction, and ProBank Austin reviewed the financial terms of the transaction and discussed with the board its financial analysis with respect thereto as described elsewhere in this joint proxy statement/prospectus. Thereafter, the representative of ProBank Austin rendered ProBank Austin’s oral opinion, which was subsequently confirmed in writing (the full text of which is attached to this joint proxy statement/prospectus as Appendix D), to the Community First board of directors that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the exchange ratio to be paid to the holders of Community First common stock in the merger was fair, from a financial point of view, to such holders. The Community First board of directors thereafter discussed the transaction and the pricing terms, and the recent stock market performance of Commerce Union and the markets generally. The Community First board of directors also considered, among other things, the financial analyses of ProBank Austin regarding the valuation of Community First as a stand-alone entity, and the anticipated effects of Commerce Union’s planned private offering of shares of Commerce Union common stock. The Community First board of directors also discussed with management and Community First’s advisors the impact of the transaction on Community First’s employees in light of the importance of preserving the value of Community First and its franchise. Following discussion and questions and answers, including consideration of the factors described under “—Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors,” the Community First board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of Community First and its shareholders, approved and adopted the proposed merger agreement and the transactions contemplated thereby and determined to recommend that the Community First shareholders approve the merger agreement.

On August 22, 2017, there was a meeting of the Commerce Union board of directors with Commerce Union senior management and representatives of KBW and Butler Snow, in attendance, to review and discuss the terms of the merger agreement and the bank merger agreement. A representative of Butler Snow reviewed for the Commerce Union board of directors, as he had previously done, the legal terms of the merger agreement and the bank merger agreement, highlighting those terms that had changed since the previous draft was distributed to the Commerce Union board of directors. After considering, among other things, Commerce Union’s strategies, objectives, and the interests of the company and its shareholders, the Commerce Union board concluded that the revised merger agreement, including the exchange ratio, was in the best interests of the company and its shareholders. Also at this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Commerce Union board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Commerce Union. At this meeting, the Commerce Union board of directors, by a vote, approved the merger agreement and the transactions contemplated by such agreement. The board of directors also voted to recommend to the shareholders of Commerce Union that they approve the merger agreement and authorized Mr. Ard to execute the agreement on behalf of Commerce Union.

Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors

In the course of reaching its recommendation that the Commerce Union shareholders vote in favor of the Commerce Union stock issuance proposal, the Commerce Union board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger, is advisable and in the best interests of Commerce Union and Commerce Union’s shareholders.

In reaching their conclusion and making their recommendation, the members of the Commerce Union board of directors relied on, among other things, their personal knowledge of Commerce Union, Community First, and the banking industry, on information provided by executive officers of Commerce Union, and on their evaluation of the merger and the merger agreement in consultation with Commerce Union’s management and legal and financial advisors.

The Commerce Union board of directors considered numerous factors, including, among other things, the factors set forth below, which are not intended to be exhaustive and are not presented in any relative order of importance. In reviewing these factors, the Commerce Union board of directors considered its view that Community First’s financial condition and asset quality are sound, that Community First’s business and operations complement those of Commerce Union, and that the merger would result in a combined company with a larger market presence and more diversified revenue stream, and a well-balanced loan portfolio. The Commerce Union board of directors further considered that Community First’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Commerce Union’s earnings and prospects on a stand-alone basis. In particular, the Commerce Union board of directors considered the following:

●	each of Commerce Union’s, Community First’s and the combined entity’s business, operations, financial condition, asset quality, earnings and prospects;

●	the potential of creating a premier community bank in Tennessee specializing in serving the banking needs of consumers and small and middle market businesses across its markets;

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the similarity of the business models and cultures of the two companies, including with respect to strategic focus, client service, credit cultures and risk profiles, which Commerce Union management believes should facilitate the successful integration and implementation of the transaction;

●	potential increased income opportunity derived from the ability to market a larger number of products and services to Community First customers that are not presently offered;

●	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

●	the potential enhanced economies of scale resulting in improved efficiencies, risk diversification and reduction of marginal cost risk management;

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the anticipated pro forma impact of the transaction on the surviving corporation, including the expected impact on financial metrics including accretion to earnings and tangible book value (when accounting for the merger and the private placement) and regulatory capital levels;

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the Commerce Union board of directors’ understanding of the current and prospective environment in which Commerce Union and Community First operate, including national, regional, and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on Commerce Union in the context of the proposed merger;

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the Commerce Union board of directors’ belief that combining the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its existing market position in Tennessee, and the Nashville-Davidson-Murfreesboro-Franklin, Tennesseee MSA specifically;

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the Commerce Union board of directors’ beliefs with respect to the complementary aspects of Commerce Union’s and Community First’s businesses, including customer focus, business orientation and compatibility of the companies’ cultures and management and operating styles;

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the belief of Commerce Union’s senior management that the management teams and employees of Commerce Union and Community First possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;

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the financial presentation, dated August 22, 2017, of KBW and the opinion, dated August 22, 2017, of KBW to the Commerce Union board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Commerce Union of the exchange ratio, as more fully described below under “Opinion of Commerce Union’s Financial Advisor;”

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the belief of the Commerce Union board of directors that the pro forma increased market capitalization of Commerce Union could result in higher visibility and exposure in the capital markets, which could have positive valuation implications; and

●	the belief of the Commerce Union board of directors that heightened regulatory scrutiny makes consolidation preferable, as large banks can more easily respond to market changes.

The foregoing information and factors considered by Commerce Union’s board of directors is not exhaustive, but includes material factors that Commerce Union’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by Commerce Union’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the Commerce Union board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The Commerce Union board of directors discussed the foregoing factors internally and with Commerce Union’s management and legal and financial advisors. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of Commerce Union’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Commerce Union board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Commerce Union and its shareholders, and approved the merger agreement and the transactions contemplated thereby. The Commerce Union board of directors recommends that Commerce Union’s shareholders vote “FOR” the Commerce Union stock issuance proposal, “FOR” the Commerce Union adjournment proposal, if necessary or appropriate to solicit additional proxies and “FOR” Commerce Union charter amendment proposal.

Opinion of Commerce Union’s Financial Advisor

Commerce Union engaged KBW to render financial advisory and investment banking services to Commerce Union, which included KBW rendering an opinion to the Commerce Union board of directors as to the fairness, from a financial point of view, to Commerce Union of the exchange ratio. Commerce Union selected KBW because, among other reasons, KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the mergers. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Commerce Union board of directors held on August 22, 2017, at which the Commerce Union board of directors evaluated the proposed mergers. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion (which was initially rendered verbally and confirmed in a written opinion, dated August 22, 2017) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio was fair, from a financial point of view, to Commerce Union. The Commerce Union board of directors adopted the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Commerce Union board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio to Commerce Union. It did not address the underlying business decision of Commerce Union to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Commerce Union board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Commerce Union common stock or any shareholder of any other entity as to how to vote in connection with the Commerce Union stock issuance proposal or any other matter.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Commerce Union and Community First and bearing upon the mergers, including, among other things:

●	a draft of the merger agreement, dated August 12, 2017 (the most recent draft then made available to KBW);
●	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016, December 31, 2015, and December 31, 2014 of Commerce Union;
●	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Commerce Union;
●	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016, December 31, 2015, and December 31, 2014 of Community First;
●	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Community First;
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certain regulatory filings of Commerce Union, Community First and their respective subsidiaries, including (as applicable) the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2016, and the quarters ended March 31, 2017 and June 30, 2017;

●	certain other interim reports and other communications of Commerce Union and Community First to their respective shareholders; and
●

other financial information concerning the respective businesses and operations of Commerce Union and Community First that was furnished to KBW by Commerce Union and Community First or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

●	the historical and current financial position and results of operations of Commerce Union and Community First;
●	the assets and liabilities of Commerce Union and Community First;
●	the nature and terms of certain other merger transactions and business combinations in the banking industry;
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a comparison of certain financial and stock market information of Commerce Union and certain financial information of Community First with similar information for certain other companies, the securities of which were publicly traded;

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financial and operating forecasts and projections of Community First that were prepared by Commerce Union management, provided to KBW and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Commerce Union board of directors;

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financial and operating forecasts and projections of Commerce Union that were prepared by Commerce Union management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Commerce Union board of directors; and

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estimates regarding certain pro forma financial effects of the mergers on Commerce Union (including without limitation the cost savings and related expenses expected to result or be derived from the mergers) that were prepared by Commerce Union management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Commerce Union board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of Commerce Union and Community First regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Commerce Union as to the reasonableness and achievability of the financial and operating forecasts and projections of Commerce Union and Community First and the estimates regarding certain pro forma financial effects of the mergers on Commerce Union, all as referred to above (and the assumptions and bases for all of the foregoing information), and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of Commerce Union management, and that such forecasts, projections and estimates would be realized in the amounts and in the time periods estimated by such management.

The forecasts, projections and estimates of Commerce Union and Community First that were provided to and discussed with KBW were not prepared with the expectation of public disclosure, all such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with Commerce Union and Community First managements, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Commerce Union or Community First since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Commerce Union’s consent, that the aggregate allowances for loan and lease losses for each of Commerce Union and Community First are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Commerce Union or Community First, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Commerce Union or Community First under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

●

the mergers would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement that had been reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of Community First common stock;

●

that any related transactions (including the bank merger and the private placement) would be completed substantially in accordance with the terms set forth in the merger agreement or as otherwise described to KBW by representatives of Commerce Union;

●	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
●	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
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that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval for the mergers or any related transaction (including the bank merger and the private placement) and that all conditions to the completion of the mergers or any such related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

●

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the mergers and any related transactions (including the bank merger and the private placement), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Commerce Union, Community First or the pro forma entity or on the contemplated benefits of the mergers, including without limitation the cost savings and related expenses expected to result or be derived from the mergers.

KBW assumed that the mergers would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Commerce Union that Commerce Union relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Commerce Union, Community First, the mergers and any related transaction (including the bank merger and the private placement), and the merger agreement.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio to Commerce Union. KBW expressed no view or opinion as to any other terms or aspects of the mergers or any term or aspect of any related transaction (including the bank merger and the private placement), including without limitation the form or structure of the mergers or any such related transaction, any consequences of the mergers to Commerce Union or its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the mergers, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. For purposes of its analyses, KBW did not incorporate previously publicly-announced proposed changes to United States tax laws regarding corporate tax rates. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

●	the underlying business decision of Commerce Union to engage in the mergers or enter into the merger agreement;
●	the relative merits of the mergers as compared to any strategic alternatives that are, have been or may be available to or contemplated by Commerce Union or the Commerce Union board of directors;
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any business, operational or other plans with respect to Community First or the pro forma entity that may be currently contemplated by Commerce Union or the Commerce Union board of directors or that may be implemented subsequent to the closing of the mergers;

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the fairness of the amount or nature of any compensation to any of Commerce Union’s or Community First’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Commerce Union common stock or Community First common stock or relative to the exchange ratio;

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the effect of the mergers or any related transaction (including the bank merger and the private placement) on, or the fairness of the consideration to be received by, holders of any class of securities of Commerce Union, Community First or any other party to any transaction contemplated by the merger agreement;

●	the actual value of Commerce Union common stock to be issued in connection with the merger;
●	the prices, trading range or volume at which Commerce Union common stock would trade following the public announcement of the mergers or following the consummation of the mergers;
●	any advice or opinions provided by any other advisor to any of the parties to the mergers or any other transaction contemplated by the merger agreement; or
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any legal, regulatory, accounting, tax or similar matters relating to Commerce Union, Community First, or any of their respective shareholders, or relating to or arising out of or as a consequence of the mergers or any related transaction (including the bank merger and the private placement), including whether or not the mergers will qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Commerce Union and Community First. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Commerce Union board of directors in making its determination to adopt the merger agreement. Consequently, the analyses described below should not be viewed as determinative of the decision of the Commerce Union board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiations between Commerce Union and Community First, and the decision of Commerce Union to enter into the merger agreement was solely that of the Commerce Union board of directors.

The following is a summary of the material financial analyses presented by KBW to the Commerce Union board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Commerce Union board of directors, but does summarize the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $58.1 million, or $11.57 per outstanding share of Community First common stock, based on the 0.481 exchange ratio and the closing price of Commerce Union common stock on August 21, 2017. With Commerce Union’s consent, KBW gave effect to the private placement for purposes of certain of KBW’s analyses.

Commerce Union Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Commerce Union to 19 selected banks that were listed on Nasdaq, the New York Stock Exchange or NYSE MKT and headquartered in Arkansas, Alabama, Georgia, Kentucky, Mississippi, North Carolina, South Carolina or Tennessee with total assets between $1.0 and $4.0 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Franklin Financial Network, Inc.	Farmers Capital Bank Corporation
FB Financial Corporation	Southern First Bancshares, Inc.
HomeTrust Bancshares, Inc.	Charter Financial Corporation
Stock Yards Bancorp, Inc.	Entegra Financial Corp.
Atlantic Capital Bancshares, Inc.	CapStar Financial Holdings, Inc.
National Commerce Corporation	Colony Bankcorp, Inc.
Bear State Financial, Inc.	SmartFinancial, Inc.
Live Oak Bancshares, Inc.	Peoples Bancorp of North Carolina, Inc.
Carolina Financial Corporation First Bancshares, Inc.	Citizens Holding Company

To perform this analysis, KBW used profitability and other financial information for the most recent completed quarter (“MRQ”) or the latest 12 months (“LTM”) period available (which in the case of Commerce Union was the period ended June 30, 2017) or as of the end of such period and market price information as of August 21, 2017. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Commerce Union’s historical financial statements, or the data prepared by Community First’s financial advisor presented under the section “Opinion of Community First’s Financial Advisor”, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Commerce Union and the selected companies:

		Selected Companies
	Commerce Union	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%) (1)	0.92	0.71	0.98	0.94	1.16
MRQ Core Return on Average Equity (%) (1)	8.14	6.80	10.01	8.69	11.48
MRQ Core Return on Average Tangible Common Equity (%) (1)	9.22	7.66	10.98	9.54	12.98
MRQ Net Interest Margin (%)	3.70	3.41	3.60	3.66	3.97
MRQ Fee Income / Revenue Ratio (%) (2)	12.4	17.3	19.9	24.2	27.3
MRQ Efficiency Ratio (%)	73.9	70.6	65.9	65.1	58.3

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Commerce Union and the selected companies:

		Selected Companies
	Commerce Union	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	10.07	8.94	10.30	10.18	11.10
Leverage Ratio (%)	10.47	9.59	10.43	10.78	11.62
Total Risk Based Capital Ratio (%)	13.43	13.46	14.69	15.15	16.71
Loans / Deposits (%)	87.1	77.9	88.2	86.5	94.0
Loan Loss Reserve / Gross Loans (%)	1.28	1.10	0.97	0.97	0.90
Nonperforming Assets / Loans + OREO (%)	0.98	1.85	1.01	1.39	0.53
LTM Net Charge-Offs / Average Loans (%)	0.05	0.10	0.03	0.12	(0.00)

In addition, KBW’s analysis showed the following concerning the market performance of Commerce Union and the selected companies (excluding the impact of the LTM earnings per share (“EPS”) multiples for four of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x):

		Selected Companies
	Commerce Union	25th Percentile	Median	Average	75th Percentile
One–Year Stock Price Change (%)	45.8	14.9	28.5	33.3	49.8
One–Year Total Return (%)	48.0	16.0	29.3	34.2	51.1
Stock Price / Tangible Book Value per Share (%)	189	142	152	174	198
Stock Price / LTM EPS (x)	22.1	17.0	18.8	19.5	20.7
Dividend Yield (%) (1)	1.0	0.6	1.2	1.4	1.6
MRQ Dividend Payout Ratio (%) (1)	21.4	10.3	16.7	23.3	27.1

(1)

Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percent of stock price and annualized MRQ EPS, respectively. Nine of the selected companies did not pay dividends in the most recent quarter.

KBW also reviewed with the Commerce Union board of directors for informational purposes price-to-earnings multiples for the selected companies based on 2017 and 2018 earnings per share estimates taken from consensus “street estimates” of the 16 selected companies for which consensus “street estimates” were publicly available and 2019 earnings per share estimates taken from consensus “street estimates” of the 13 selected companies for which consensus “street estimates” were publicly available.

No company used as a comparison in the above selected companies analysis is identical to Commerce Union. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Community First Selected Companies Analysis. Using publicly available information, KBW compared the financial performance and financial condition of Community First to 12 selected banks that were listed on Nasdaq, the New York Stock Exchange or NYSE MKT and headquartered in Arkansas, Alabama, Georgia, Kentucky, Mississippi, North Carolina, South Carolina or Tennessee with total assets less than $1.0 billion. KBW also reviewed the market performance of the selected companies. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows:

Porter Bancorp, Inc.	First Community Corporation
HopFed Bancorp, Inc.	Select Bancorp, Inc.
Auburn National Bancorporation, Inc.	Peoples Financial Corporation
First US Bancshares, Inc.	Southwest Georgia Financial Corporation
Citizens First Corporation	Poage Bankshares Inc.
Bank of South Carolina Corporation	Carolina Trust BancShares, Inc.

To perform this analysis, KBW used profitability and other financial information for the most recent completed quarter or latest 12 months period available (which in the case of Community First was the period ended June 30, 2017) or as of the end of such period and market price information as of August 21, 2017. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Community First’s historical financial statements, or the data prepared by Community First’s financial advisor presented under the section “Opinion of Community First’s Financial Advisor”, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Community First and the selected companies:

		Selected Companies
	Community First	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%) (1)	0.63	0.47	0.67	0.68	0.91
MRQ Core Return on Average Equity (%) (1)	9.40	3.72	6.97	7.71	10.24
MRQ Core Return on Average Tangible Common Equity (%) (1)	9.62	3.73	7.38	8.19	11.13
MRQ Net Interest Margin (%)	3.41	3.37	3.68	3.74	4.09
MRQ Fee Income / Revenue Ratio (%) (2)	14.2	11.6	14.0	16.3	19.9
MRQ Efficiency Ratio (%)	72.2	81.3	75.3	73.8	66.2

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Community First and the selected companies:

		Selected Companies
	Community First	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	6.66	8.66	9.84	9.93	11.56
Leverage Ratio (%)	6.50	9.88	10.41	10.59	12.24
Total Risk-Based Capital Ratio (%)	15.56	13.30	15.79	16.14	18.36
Loans / Deposits (%)	72.3	67.3	78.7	79.0	92.7
Loan Loss Reserve / Gross Loans (%)	1.20	1.38	1.14	1.23	0.99
Nonperforming Assets / Loans + OREO (%)	1.96	2.16	1.49	1.97	0.97
LTM Net Charge-Offs / Average Loans	0.01	0.21	0.05	0.17	(0.00)

In addition, KBW’s analysis showed the following concerning the market performance of the selected companies (excluding the impact of the LTM earnings per share multiples for five of the selected companies, which multiples were considered to be not meaningful because they were either less than 0.0x or greater than 30.0x):

	Selected Companies
	25th Percentile	Median	Average	75th Percentile
One–Year Stock Price Change (%)	25.6	29.7	27.4	35.0
One–Year Total Return (%)	26.7	31.4	28.8	36.5
Stock Price / Tangible Book Value per Share (%)	105	131	136	160
Stock Price / LTM EPS (x)	14.6	18.2	17.2	20.0
Dividend Yield (%) (1)	1.4	1.6	1.8	2.3
MRQ Dividend Payout Ratio (%) (1)	27.4	35.4	36.5	44.3

(1)

Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percent of stock price and annualized MRQ EPS, respectively. Four of the selected companies did not pay dividends in the most recent quarter.

No company used as a comparison in the above selected companies analysis is identical to Community First. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 20 selected whole-bank transactions in the Southeast United States announced since January 1, 2016, with announced transaction values between $25.0 million and $75.0 million. Merger–of–equals transactions, transactions in which the acquired company was a mutual holding company or S-corporation, transactions with a non-bank acquirer and terminated transactions were excluded from the selected transactions.

The selected transactions were as follows:

Acquirer	Acquired Company

Select Bancorp, Inc.

Entagra Financial Corp.

Charter Financial Corporation

Seacoast Banking Corporation of Florida

National Commerce Corporation

United Community Banks, Inc.

First Community Corporation

Progress Financial Corporation

HCBF Holding Company, Inc.

Carolina Financial Corporation

Seacoast Banking Corporation of Florida

HomeTrust Bancshares, Inc.

Stonegate Bank

Equity Bancshares, Inc.

Pinnacle Financial Corporation

Summit Financial Group, Inc.

First Citizens BancShares, Inc.

Sunshine Bancorp, Inc.

Stonegate Bank

State Bank Financial Corporation

Permara Financial, Inc.

Chattahoochee Bank of Georgia

Resurgens Bancorp

NorthStar Banking Corporation

Patriot Bank

HCSB Financial Corporation

Cornerstone Bancorp

First Partners Financial, Inc.

Jefferson Bankshares, Inc.

Greer Bancshares Incorporated

GulfShore Bancshares, Inc.

TriSummit Bancorp, Inc.

Insignia Bank

Community First Bankshares, Inc.

Independence Bank of Georgia

First Century Bankshares, Inc.

Cordia Bancorp Inc.

FCB Bancorp, Inc.

Regent Bancorp, Inc.

NBG Bancorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the transaction:

●

Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

●	Tangible equity premium to core deposits (which was defined as total deposits less time deposits greater than $100,000) of the acquired company, referred to as the core deposit premium; and

●

Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger and using historical financial information for Community First as of or for the twelve months ended June 30, 2017.

The results of the analysis are set forth in the following table (excluding the impact of LTM EPS multiples for five of the selected transactions, which multiples were considered to be not meaningful because they were less than 0.0x or greater than 30.0x):

		Selected Transactions
	Commerce Union/ Community First	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value (%)	182	131	145	144	160
Core Deposit Premium (%)	7.4	5.0	6.5	6.3	7.0
Price / LTM EPS (x)	NM (1)	14.8	17.0	16.2	19.5

(1)

Based on Community First’s net income for the twelve months ended June 30, 2017, which included pre-tax gain on extinguishment of subordinated debt and pre-tax gain on sale of securities, the implied LTM multiple was considered to be not meaningful (“NM”) because it was greater than 30.0x. Based on Community First’s adjusted net income in which pre-tax non-recurring gains were tax-effected at 35% per Commerce Union management, the implied adjusted LTM net income multiple was 28.2x.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Community First or the proposed mergers. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Commerce Union and Community First to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings, except as noted. To perform this analysis, KBW used (i) historical balance sheet and income statement data for Commerce Union and Community First as of or for the twelve months ended June 30, 2017, (ii) financial forecasts and projections of Commerce Union and Community First provided by Commerce Union management, and (iii) assumptions regarding the private placement provided by Commerce Union management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Commerce Union and Community First shareholders in the combined company based on the exchange ratio of 0.481x:

	Commerce Union as a % of Total		Community First as a % of Total
Ownership
Pro Forma Ownership	76.5%		23.5%
Pro Forma Ownership (assuming Commerce Union private placement)	68.9%		21.2%

Balance Sheet
Assets	67.7%		32.3%
Gross Loans	70.4%		29.6%
Deposits	66.3%		33.7%
Core Deposits	59.4%		40.6%
Equity	77.5%		22.5%
Tangible Common Equity	75.8%		24.2%
Tangible Common Equity (assuming Commerce Union private placement)	79.4%		20.6%

Income Statement
LTM Net Income	69.9%		30.1%
LTM Core Income	81.1	%(1)	20.7	%(2)
2017 Est. GAAP Net Income	80.8%		19.2%
2018 Est. GAAP Net Income	80.5%		19.5%
2019 Est. GAAP Net Income	78.5%		21.5%

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities and amortization of intangibles.
(2)	Pre-tax non-recurring gains were tax-effected at 35% per Commerce Union management.

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Commerce Union and Community First. Using (i) closing balance sheet estimates as of December 31, 2017, for Commerce Union and Community First provided by Commerce Union management, (ii) financial forecasts and projections of Commerce Union and Community First provided by Commerce Union management, and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the mergers, certain purchase accounting adjustments and restructuring charges assumed with respect thereto and assumptions regarding the private placement) provided by Commerce Union management. KBW analyzed the estimated financial impact of the mergers on certain projected financial results. This analysis indicated that, assuming the occurrence of the private placement, the mergers could be accretive to Commerce Union’s 2018 and 2019 estimated EPS and accretive to Commerce Union’s estimated tangible book value per share at closing and that, without giving effect to the occurrence of the private placement, the mergers could be accretive to Commerce Union’s 2018 and 2019 estimated EPS and dilutive to Commerce Union’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the mergers and assuming the occurrence of the private placement, Commerce Union’s leverage ratio, common equity Tier 1 ratio, Tier 1 capital ratio and total capital ratio could all be higher at closing and Commerce Union’s tangible common equity to tangible assets ratio could be lower at closing. The analysis indicated that, pro forma for the mergers and without giving effect to the occurrence of the private placement, Commerce Union’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 capital ratio and total capital ratio could all be lower at closing.

For all of the above analysis, the actual results achieved by Commerce Union following the mergers may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis—Commerce Union. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Commerce Union. In this analysis, KBW used the financial forecasts and projections relating to the earnings and assets of Commerce Union provided by Commerce Union management and assumed discount rates ranging from 10.0% to 13.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Commerce Union could generate over the 4.5-year period from June 30, 2017 through December 31, 2021 and (ii) the present value of Commerce Union’s implied terminal value at the end of such period. KBW assumed that Commerce Union would maintain a tangible common equity to tangible assets ratio of 8.0% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Commerce Union, KBW applied a range of 13.5x to 17.5x Commerce Union’s estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Commerce Union common stock of $19.64 per share to $26.98 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Commerce Union or the pro forma combined company.

Discounted Cash Flow Analysis—Community First. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Community First, taking into account cost savings expected to result from the mergers as well as certain purchase accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Community First and estimated cost savings and purchase accounting adjustments and restructuring charges provided by Commerce Union management, and assumed discount rates ranging from 15.0% to 20.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Community First could generate over the five-year period from 2018 to 2022, and (ii) the present value of Community First’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and estimated purchase accounting adjustments and restructuring charges provided by Commerce Union management. KBW assumed that Community First would maintain a tangible common equity to tangible assets ratio of 8.0% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Community First, KBW applied a range of 13.0x to 17.0x Community First’s estimated 2023 net income. This discounted cash flow analysis resulted in a range of implied values per share of Community First common stock, taking into account cost savings expected to result from the mergers as well as certain purchase accounting adjustments and restructuring charges assumed with respect thereto, of $9.86 to $15.96.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Community First.

Miscellaneous. KBW acted as financial advisor to Commerce Union in connection with the proposed mergers and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its and their broker-dealer businesses (and in the case of Community First, further to an existing sales and trading relationship with a KBW broker-dealer affiliate), KBW and its affiliates may from time to time purchase securities from, and sell securities to, Commerce Union and Community First. In addition, as market makers in securities, KBW and its affiliates may from time to time have long or short positions in, and buy or sell, debt or equity securities of Commerce Union for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Commerce Union agreed to pay KBW a total cash fee equal to 0.90% of the aggregate merger consideration, a portion of which became payable with the rendering of KBW’s opinion, and more than 75% of which is contingent upon the consummation of the merger. Commerce Union also agreed to reimburse KBW for certain reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to KBW’s engagement to provide advisory services in respect of the mergers, KBW also acted as sole placement agent in connection with the private placement and received a total cash fee of $1.5 million for such services. KBW also provided other investment banking and financial advisory services to Commerce Union in the two years preceding the date of KBW’s opinion, for which compensation was not received. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking and financial advisory services to Community First. KBW may in the future provide investment banking and financial advisory services to Commerce Union or Community First and receive compensation for such services.

Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors

In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and to recommend to its shareholders to approve the Community First merger proposal, the Community First board of directors consulted with Community First management, as well as its financial and legal advisors, and considered a number of factors, including the following factors:

•	each of Community First’s and Commerce Union’s business, operations, financial condition, asset quality, earnings and prospects;

•	the anticipated economies of scale for the combined company;

•

the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics, including earnings, dividends, return on equity, tangible book value, and regulatory capital levels;

•

the current and prospective environment in which Community First and Commerce Union operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on Community First both with and without the merger;

•

the historical performance of each of Community First common stock, Commerce Union common stock, Commerce Union common stock’s liquidity in terms of average daily trading volume and the level of future cash dividends anticipated to be received by Community First’s shareholders upon completion of the merger;

•

publicly available information regarding Commerce Union’s regulatory status and the expectation that regulatory approvals for the mergers and the other transactions contemplated by the merger agreement could be received on a reasonably timely basis;

•

the stability, accessibility and expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•

the fact that the merger consideration would be in stock with a fixed exchange ratio, which would allow Community First’s shareholders to participate in the future growth and performance of the combined company;

•

the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the merger, and potential for Community First’s shareholders, as future Commerce Union shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger and the anticipated pro forma impact of the merger, and the expectation that the merger will be accretive to Commerce Union’s earnings per share in 2018;

•	the expected tax treatment of the mergers, taken together, as a “reorganization” for United States federal income tax purposes;

•

the complementary nature of the business strategies, customers, cultures and business lines of the two companies, which the Community First board of directors believes should provide the opportunity to mitigate integration risks and increase potential returns, including:

☐	the similar cultures of commitment to customers and the communities served; and

☐

the fact that there is no overlap with respect to the geographic footprint of Commerce Union and Community First, which allows Community First customers to transact business at an increased number of locations.

•

the review undertaken by the Community First board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to Community First, including:

☐	the likelihood of an alternative transaction;

☐	the value of Community First as an independent company;

☐	the capital and earnings available to Community First as an independent company, at the time and as expected in the future, to pursue various business and strategic initiatives; and

☐

the challenges facing Community First as an independent institution and the board of directors’ belief that combining with a larger financial institution would benefit Community First’s shareholders, customers and communities;

•

the terms of the merger agreement that restrict Community First’s ability to solicit alternative transactions, and the fact that the merger agreement provides that Community First may take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, in the event that the Community First board of directors makes a good faith determination (in accordance with the merger agreement and after consultation with Community First’s outside legal counsel and financial advisor) that the failure to take such actions would be inconsistent with its fiduciary duties under applicable law, the possibility that Community First could be required to pay a termination fee under certain circumstances, and the fact that Community First’s shareholders will have an opportunity to vote on the merger and that their approval is a condition to completion of the merger;

•	the other terms of the merger agreement and their comparability to those in other recent merger transactions;

•	its review and discussions with Community First’s management and its financial and legal advisors concerning the due diligence examination of Commerce Union;

•	the transaction-related restructuring charges and other merger-related costs;

•	the risk that the merger may not be consummated or that the closing of the merger may be unduly delayed, including as a result of factors outside either party’s control;

•

the potential risks associated with successfully integrating Community First’s business, operations and workforce with those of Commerce Union, including the costs and risks of successfully integrating the two companies;

•	the potential risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe;

•

the potential risk of diverting management attention and resources from the operation of Community First’s and Commerce Union’s respective businesses and towards the completion of the merger and the integration of the two companies;

•	the potential risk of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

•	the nature and amount of payments to be received by Community First’s management in connection with the merger;

•

the regulatory and other approvals required in connection with the merger and the bank merger and the time required to obtain such approvals, consideration of the relevant factors expected to be assessed by the regulators for the approvals and the parties’ evaluations of those factors, the expected likelihood that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions and the possibility that regulators may impose certain restrictions on the combined operations of Community First and Commerce Union in order to grant the required approvals;

•

the anticipated continued participation of certain of Community First’s directors, officers and employees in the combined company, which enhances the likelihood that the strategic benefits that Community First expects to achieve as a result of the merger will be realized and that the benefits and talents that Community First brings to the combined company will be appropriately valued and effectively utilized; and

•

the social and economic effects of the mergers on Community First’s depositors, borrowers, other customers, employees and creditors, and on the communities in which Community First operates or is located.

The foregoing discussion of the information and factors considered by the Community First board of directors is not intended to be exhaustive, but includes the material factors considered by the Community First board of directors. In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the Community First board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Community First board of directors considered all these factors as a whole, including discussions with Community First’s management and Community First’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the Community First board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Community First board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Community First and its shareholders, and approved the merger agreement and the transactions contemplated thereby. The Community First board of directors unanimously recommends that Community First’s shareholders vote “FOR” the Community First merger proposal, “FOR” the Community First compensation proposal and “FOR” the Community First adjournment proposal, if necessary or appropriate to solicit additional proxies.

Opinion of Community First’s Financial Advisor

Community First retained ProBank Austin to render financial advisory and investment banking services in connection with general financial strategy and planning and to act as the exclusive financial advisor to Community First in connection with a potential strategic combination. ProBank Austin is an investment banking and consulting firm specializing in community bank mergers and acquisitions. Community First selected ProBank Austin as its financial advisors on the basis of its experience and expertise in representing community banks in similar transactions and its familiarity with Community First. ProBank Austin is the entity formed as a result of the merger of Austin Associates, LLC with Professional Bank Services, Inc. effective January 12, 2017. In the ordinary course of its investment banking business ProBank Austin is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In its capacity as financial advisor, ProBank Austin provided a fairness opinion to the board of directors of Community First in connection with the Merger. At the meeting of the Community First board on August 22, 2017, ProBank Austin rendered its oral opinion to the Community First board (which was subsequently confirmed in writing by delivery of ProBank Austin’s written opinion dated August 22, 2017) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, ProBank Austin representatives’ experience as investment bankers, ProBank Austin’s work as described in such opinion and other factors ProBank Austin deemed relevant, as of such date, the exchange ratio of 0.481 shares of Commerce Union common stock per share of Community First common stock payable pursuant to the merger agreement was fair, from a financial point of view, to the holders of Community First common stock. The ProBank Austin written opinion, dated August 22, 2017, is sometimes referred to as the “ProBank Austin opinion.” The full text of the ProBank Austin opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by ProBank Austin in rendering its opinion, is attached as Appendix D to this joint proxy statement/prospectus. The summary of the ProBank Austin opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Community First shareholders should read the full text of the opinion carefully and in its entirety. The ProBank Austin opinion is addressed to the Community First board, is directed only to the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement to the holders of Community First common stock, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the merger. The ProBank Austin opinion was reviewed and approved by the fairness opinion committee of ProBank Austin. ProBank Austin provided its oral opinion to the Community First board on August 22, 2017 in connection with and for the purposes of the Community First board’s evaluation of the merger.

The ProBank Austin opinion addressed only the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement to the holders of Community First common stock. ProBank Austin expressed no view or opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated by the merger agreement or any terms or other aspects of the merger agreement, the merger or any such other transactions. ProBank Austin expressed no opinion as to the fairness of any consideration paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Community First or as to the underlying decision by Community First to engage in the merger or enter into the merger agreement. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Community First’s officers, directors or employees, or class of such persons, relative to the compensation to be received in the merger by the holders of Community First common stock.

The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You should consider the following when reading the discussion of ProBank Austin’s opinion in this document:

●

The opinion letter details the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by ProBank Austin in connection with its opinion, and should be read in its entirety;

●	ProBank Austin expressed no opinion as to the price at which Community First’s or Commerce Union’s common stock would actually be trading at any given time;

●

ProBank Austin’s opinion does not address the relative merits of the merger and the other business strategies considered by Community First’s board of directors, nor does it address the board’s decision to proceed with the merger; and

●	ProBank Austin’s opinion rendered in connection with the merger does not constitute a recommendation to any Community First shareholder as to how he or she should vote at the special meeting.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In performing its analyses, ProBank Austin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Community First and Commerce Union and may not be realized. Any estimates contained in ProBank Austin’s analyses are not necessarily predictive of future results or values, and may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Unless specifically noted, none of the analyses performed by ProBank Austin was assigned a greater significance by ProBank Austin than any other. The relative importance or weight given to these analyses is not affected by the order of the analyses or the corresponding results. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

With respect to the internal projections and estimates for Community First and Commerce Union, and the estimated transaction costs, purchase accounting adjustments and cost savings that the parties believe may be incurred or realized in connection with the merger, in each case provided by Community First and Commerce Union to the other party and to ProBank Austin, ProBank Austin relied upon the management of Community First and Commerce Union as to the reasonableness and achievability of the future financial performance of Community First and Commerce Union, respectively. ProBank Austin also assumed that such projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Community First’s and Commerce Union’s management and that such performance would be achieved in the amounts and in the time periods estimated by such management. It is understood that a portion of the foregoing financial information that was provided to ProBank Austin by Community First’s and Commerce Union’s management was not prepared with the expectation of public disclosure, that all of the foregoing financial information, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information.

ProBank Austin expresses no opinion as to such financial projections and estimates or the assumptions on which they are based. ProBank Austin also assumed that there had been no material change in Community First’s or Commerce Union’s assets, financial condition, results of operations, business or prospects since June 30, 2017, the date of the most recent financial statements made available to ProBank Austin. ProBank Austin assumed in all respects material to its analysis that Community First and Commerce Union would remain as going concerns for all periods relevant to the analyses, that all of the representations and warranties contained in the merger agreement were true and correct, that each party to the merger agreement would perform in all material respects all of the covenants required to be performed by such party under the merger agreement, that Commerce Union would complete the private placement and that the closing conditions in the merger agreement would not be waived. In rendering its opinion, ProBank Austin has also assumed all material governmental, regulatory and other consents and approvals necessary for the consummation of the mergers would be obtained without any condition being imposed that would have a material adverse effect on the contemplated benefits of the merger to Community First and its shareholders, or following consummation of the merger, Commerce Union or its shareholders. Finally, ProBank Austin was advised by representatives of Community First that Community First relied upon the advice of its legal, accounting, and tax advisors as to all legal, accounting, and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

ProBank Austin has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. ProBank Austin did not undertake any independent evaluation or appraisal of the assets and liabilities of Community First or Commerce Union, nor was it furnished with any appraisals. ProBank Austin’s opinion is based on economic, market and other conditions existing on the date of its opinion. No limitations were imposed by Community First’s board of directors or its management upon ProBank Austin with respect to the investigations made or the procedures followed by ProBank Austin in rendering its opinion.

In connection with delivering the ProBank Austin opinion, ProBank Austin reviewed:

(i)	a draft of the merger agreement, dated as of August 22, 2017;
(ii)	certain information regarding the Commerce Union private placement;
(iii)

certain publicly available financial statements and other historical financial information of Community First and Commerce Union that ProBank Austin deemed relevant as filed by Community First and Commerce Union with the SEC, the Federal Deposit Insurance Corporation, or FDIC, and the Federal Reserve;

(iv)

information communicated to ProBank Austin by senior management of Community First regarding the estimated and projected financial performance and earnings potential of Community First for the year ending December 31, 2017, together with estimated long-term annual earnings growth rates and dividends per share for Community First;

(v)

information communicated to ProBank Austin by representatives of Commerce Union regarding the estimated and projected financial performance and earnings potential of Commerce Union for the year ending December 31, 2017, together with estimated long-term annual earnings growth rates and dividends per share for Commerce Union;

(vi)

the estimated pro forma financial impact of the mergers on Commerce Union, based on assumptions relating to transaction expenses, acquisition accounting adjustments, and cost savings prepared by senior management of Commerce Union;

(vii)

publicly reported historical stock price and trading activity for Commerce Union common stock, including an analysis of certain stock trading information of certain other publicly traded companies deemed comparable to Commerce Union, as well as the offer and sale by Commerce Union of a certain amount of common stock in the Commerce Union private placement, in each case, as provided by management of Commerce Union;

(viii)	a comparison of certain financial information for Community First and Commerce Union with similar institutions for which comparable information is publicly available;
(ix)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the merger;
(x)	the current market environment generally and the banking environment in particular; and
(xi)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as ProBank Austin considered relevant.

ProBank Austin also discussed with certain members of senior management of Community First the business, financial condition, results of operations, and prospects of Community First, including certain operating, regulatory and other financial matters. ProBank Austin held similar discussions with certain members of senior management of Commerce Union regarding the business, financial condition, results of operations, and prospects of Commerce Union.

ProBank Austin did not make an independent appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of Community First or Commerce Union or any of their respective subsidiaries, nor was ProBank Austin furnished with any such appraisals. ProBank Austin did not make an independent evaluation of the adequacy of the allowance for loan losses of Community First or Commerce Union, or of the combined entity after the merger. ProBank Austin assumed, with Community First’s consent, that the respective allowances for loan losses for both Community First and Commerce Union were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

The following is a summary of the material factors considered and analyses performed by ProBank Austin in connection with its opinion dated August 22, 2017.

Summary of Financial Terms of Merger Agreement.

The financial terms of the merger agreement provide that Community First shareholders shall be entitled to receive in exchange for each share of Community First common share, 0.481 shares of Commerce Union’s common stock. Based on 5,025,199 common shares of Community First outstanding as of August 22, 2017 and Commerce Union’s closing price on August 21, 2017 of $24.05, the implied deal value per share equaled $11.57 and the aggregate transaction value approximated $58.1 million (calculated by multiplying the per share deal value of $11.57 by the total number of Community First common shares outstanding as of August 22, 2017 of 5,025,199). ProBank Austin calculated that the value of $11.57 per share represented:

●	182 percent of Community First’s June 30, 2017 tangible book value per share; and
●	26.0 times Community First’s June 30, 2017 last twelve months core earnings per share.

The closing price of Commerce Union’s common stock on August 22, 2017 was $24.40 per share. Applying that closing price, the per share transaction value was $11.74 which represented 185 percent of Community First’s June 30, 2017 tangible book value per share and 26.4 times Community First’s June 30, 2017 last twelve months core earnings per share. Core earnings is defined as net income, excluding the after-tax impact of a $20,000 gain on sale of securities and a $2.5 million benefit associated with Community First’s repurchase of $10.0 million of its subordinated debentures associated with its trust preferred securities for $7.5 million in December 2016. For the last twelve months ended June 30, 2017, Community First’s net income of $3,792,000 resulted in core net income of $2,237,000.

Comparable Transaction Analysis.

ProBank Austin compared the prices paid in selected merger and acquisition transactions to the transaction multiples being paid by Commerce Union for Community First. Specifically, ProBank Austin reviewed certain information relating to bank transactions in the nation announced between January 1, 2014 and August 10, 2017. In addition, ProBank Austin reviewed certain information relating to bank transactions in the southeast region of the nation announced between January 1, 2014 and August 10, 2017, where the target had total assets between $300 million and $1.0 billion, southeast region transactions announced between January 1, 2014 and August 10, 2017 where the target had return on average assets, or ROAA, of between 0.40% - 0.80%, southeast region transactions announced between January 1, 2014 and August 10, 2017 where the target had a tangible equity to assets ratio of less than 8.50%, all transactions announced between January 1, 2014 and August 10, 2017 where the target was headquartered in Tennessee, and all southeast region transactions announced since November 30, 2016, where the target had a ROAA greater than 0.00%.

The Tennessee precedent transactions group was composed of the following transactions:

Acquiror	Target

TriSummit Bancorp Inc.	Community National Bank
First Citizens Bancshares Inc.	Southern Heritage Bancshares
Commerce Union Bancshares Inc.	Reliant Bank
Simmons First National Corp.	Community First Bancshares Inc.
United Community Banks Inc.	MoneyTree Corp.
Atlantic Capital Bancshares Inc.	First Security Group Inc.
Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust
Pinnacle Financial Partners, Inc.	Magna Bank
Pvt invst – Gaylon Lawrence Jr.	F&M Financial Corp.
Franklin Financial Network Inc.	Civic Bank & Trust
Robertson Holding Co. L.P.	National Bank of Tennessee
Pinnacle Financial Partners, Inc.	Avenue Financial Holdings Inc.
Banc3 Holdings Inc.	Farmers Bank
Sequatchie Valley Bcshs Inc.	Franklin County United Bancshares Inc.
Simmons First National Corp.	Citizens National Bank
Citco Community Bancshares Inc.	American Trust Bank of East TN
HomeTrust Bancshares Inc.	TriSummit Bancorp Inc.
Simmons First National Corp.	Hardeman County Investment Co.
FB Financial Corp.	American City Bank/Clayton Bank
FNS Bancshares Inc.	Commerce Bancshares Inc.

The following table presents the deal multiples for the transactions reviewed by ProBank Austin.

Multiple of Tangible Book Value (%)
	25th Percentile	Median	75th Percentile
Comparable Group
All U.S. Bank Transactions	115.65	139.18	173.30
All Southeast Region Transactions	118.25	143.44	175.42
Target Total Assets Between $300 Million - $1.0 Billion	136.62	150.01	171.91
Target ROAA Between 0.40% - 0.80%	132.99	147.13	164.74
Target Tangible Equity/Tangible Assets less than 8.50%	100.08	140.70	182.99
All Tennessee Transactions	112.36	144.48	178.42
All Southeast Region Transactions Since 11/30/2016 with Target ROAA > 0.00%	144.22	164.10	205.82

Deal Value to Earnings (X)
	25th Percentile	Median	75th Percentile

Comparable Group
All U.S. Bank Transactions	15.73	20.69	27.84
All Southeast Region Transactions	15.89	21.66	26.57
Target Total Assets Between $300 Million - $1.0 Billion	15.30	18.13	23.00
Target ROAA Between 0.40% - 0.80%	18.12	23.76	28.75
Target Tangible Equity/Tangible Assets less than 8.50%	15.89	17.83	25.26
All Tennessee Transactions	12.31	15.53	22.15
All Southeast Region Transactions Since 11/30/2016 with Target ROAA > 0.00%	17.55	22.65	26.52

The following table presents the percentile ranking of the merger when compared to the comparable transactions in relation to a range of Commerce Union’s stock prices as a multiple of tangible book value.

Multiple of Tangible Book Value
Percentile Ranking
CUBN Stock Price	$22.00	$22.50	$23.00	$23.50	$24.00	$24.50	$25.00	$25.50	$26.00

Proposed Transaction Multiple of Tangible Book Value (%)	167%	171%	174%	178%	182%	186%	190%	193%	197%

Comparable Group
All U.S. Bank Transactions	71%	73%	76%	77%	79%	81%	83%	85%	87%
All Southeast Region Transactions	71%	73%	74%	76%	79%	80%	82%	85%	86%
Target Total Assets Between $300 Million - $1.0 Billion	71%	73%	76%	80%	86%	87%	90%	91%	91%
Target ROAA Between 0.40% - 0.80%	78%	81%	82%	83%	84%	85%	86%	89%	90%
Target Tangible Equity/Tangible Assets less than 8.50%	70%	71%	72%	74%	75%	76%	77%	77%	78%
All Tennessee Transactions	68%	70%	71%	75%	82%	83%	85%	86%	86%
All Southeast Region Transactions Since 11/30/2016 with Target ROAA >0.00%	57%	61%	62%	63%	66%	67%	69%	70%	73%

The following table presents the percentile ranking of the merger when compared to the comparable transactions in relation to a range of Commerce Union’s stock prices as a multiple of deal value to earnings.

Deal Value to Earnings
Percentile Ranking
CUBN Stock Price	$22.00		$22.50		$23.00		$23.50		$24.00		$24.50		$25.00		$25.50		$26.00

Proposed Transaction Deal Value to Earnings (X) (1)	23.77	X	24.31	X	24.85	X	25.39	X	25.93	X	26.47	X	27.01	X	27.55	X	28.09	X

Comparable Group
All U.S. Bank Transactions	62%		65%		66%		69%		70%		71%		72%		73%		75%
All Southeast Region Transactions	64%		69%		70%		72%		73%		75%		76%		78%		79%
Target Total Assets Between $300 Million - $1.0 Billion	82%		84%		85%		86%		88%		89%		90%		90%		90%
Target ROAA Between 0.40% - 0.80%	51%		58%		59%		61%		63%		66%		68%		73%		74%
Target Tangible Equity/Tangible Assets less than 8.50%	71%		73%		74%		75%		77%		78%		80%		81%		83%
All Tennessee Transactions	83%		83%		84%		84%		85%		86%		86%		87%		87%
All Southeast Region Transactions Since 11/30/2016 with Target ROAA >0.00%	59%		66%		69%		71%		72%		74%		77%		79%		82%

(1) Based on Community First’s June 30, 2017 last twelve month core net income.

Commerce Union Financial Performance and Market Trading Data versus Peers.

ProBank Austin compared selected results of Commerce Union’s operating performance to that of southeast region publicly traded banks with total assets between $750 million and $2.0 billion. ProBank Austin considered this group of financial institutions comparable to Commerce Union on the basis of asset size and geographic location.

This peer group consisted of the following companies:

Company Name	City/State	Symbol
Auburn National Bancorporation, Inc.	Auburn, AL	AUBN
Select Bancorp, Inc.	Dunn, NC	SLCT
Atlantic Coast Financial Corporation	Jacksonville, FL	ACFC
First Community Corporation	Lexington, SC	FCCO
Old Point Financial Corporation	Hampton, VA	OPOF
Citizens Holding Company	Philadelphia, MS	CIZN
Peoples Bancorp of North Carolina, Inc.	Newton, NC	PEBK
SmartFinancial, Inc.	Knoxville, TN	SMBK
Colony Bankcorp, Inc.	Fitzgerald, GA	CBAN
National Bankshares, Inc.	Blacksburg, VA	NKSH
Community Bankers Trust Corporation	Richmond, VA	ESXB
CapStar Financial Holdings, Inc.	Nashville, TN	CSTR
Entegra Financial Corp.	Franklin, NC	ENFC
C&F Financial Corporation	Toano, VA	CFFI
Premier Financial Bancorp, Inc.	Huntington, WV	PFBI
Southern First Bancshares, Inc.	Greenville, SC	SFST
American National Bankshares Inc.	Danville, VA	AMNB
First Bancshares, Inc.	Hattiesburg, MS	FBMS

ProBank Austin noted the following selected financial measures:

	Peer Financial Performance (1)			Commerce
	25th Pct	Median	75th Pct	Union (1)
Total Assets ($bils)	$0.94	$1.23	$1.47	$1.00
Tangible Equity / Tangible Assets	9.06%	9.65%	10.23%	10.07%
LTM Core Return on Average Assets(2)	0.65%	0.78%	0.97%	0.96%
LTM Core Return on Average Equity(2)	6.08%	8.01%	9.30%	8.18%
NPAs / Total Assets	1.37%	0.77%	0.37%	0.72%

(1)     Peer and Commerce Union financial performance as of June 30, 2017.

(2)     Core net income is net income after taxes and extraordinary items, less net income attributable to noncontrolling interest, gain on sale of securities and nonrecurring items.

This comparison indicated that Commerce Union was between the median and the 75th percentile of the peer group for core ROAA and core return on average equity. Commerce Union ranked between the median and 75th percentile in NPAs/Total Assets. Commerce Union’s tangible equity to assets ratio was between the median and the 75th percentile of the peer group. The following presents a summary of the market trading data of Commerce Union compared to this same peer group as of August 10, 2017, when the closing price for Commerce Union’s common stock was $24.50:

	Peer Market Trading Data			Commerce
As of 08/10/2017	25th Pct	Median	75th Pct	Union
Price / Tangible Book Value per Share	134%	148%	164%	193%
Price / LTM Core EPS(1)	16.5X	18.6X	22.3X	17.8X
Dividend Payout Ratio	27.7%	34.8%	50.5%	31.2%
Average Daily Volume	6,717	13,049	15,056	10,407

(1)     Core net income is net income after taxes and extraordinary items, less net income attributable to noncontrolling interest, gain on sale of securities and nonrecurring items.

Commerce Union traded above the 75th percentile of the peer group as measured by price to tangible book and between the 25th percentile and the median as measured by price to LTM Core EPS. Commerce Union’s dividend payout ratio was between the 25th percentile and the median of the peer. Commerce Union’s average daily trading volume was between the 25th percentile and the median of the peer.

ProBank Austin also considered the stock price change of Commerce Union compared to selected indices between December 31, 2015 and August 10, 2017. The following table provides additional data:

Stock Price Change	SNL Bank(1)	S&P 500	Commerce Union
Between 12/31/2015 – 08/10/17	25.7%	19.3%	78.7%

Source: S&P Global Market Intelligence, a division of S&P Global (fka SNL Financial).

(1)	SNL U.S. Bank: Includes all Major Exchange (NYSE, NYSE MKT, NASDAQ) Banks in SNL’s coverage universe.

Over this time period, Commerce Union’s stock price increased 78.7 percent. The SNL Bank Index was up approximately 25.7 percent over the same time period, while the S&P 500 Index was up 19.3 percent.

Discounted Earnings Analysis.

A discounted earnings analysis was performed by ProBank Austin pursuant to which a range of values of Community First was determined by adding (i) the present value of estimated future dividend streams that Community First could generate over a five-year period ending December 31, 2022 and (ii) the present value of the “terminal value” of Community First’s net income at the end of the fifth year. The “terminal value” of Community First’s net income at the end of the five-year period ending December 31, 2022 was determined by applying a multiple of 21.66 times the projected terminal year’s ending net income. The 21.66 multiple reflects the median multiple of deal value to earnings for all southeast region transactions announced between January 1, 2014 and August 10, 2017 for which pricing information was available.

Projections utilized in years one through three of the short-term, five-year analysis were based on Community First’s management estimates for 2017 with assumptions related to an annual growth rate in assets of 5.0% per year. ROAA was projected to increase from 0.61% in year one to 0.75% by year five. It was assumed that Community First would pay no common dividends in the five-year period ending December 31, 2022. Projected dividend streams and the terminal value were discounted to present values using a discount rate of 13.0%, 14.0% and 15.0%. These rates reflect assumptions regarding a range for the required rate of return of holders or buyers of Community First’s common shares. The per share values of Community First, determined by adding the present value of the total cash flows at the end of the five-year period ending December 31, 2022, based on a discount rate of 13.0%, 14.0% and 15.0%, were $10.96, $10.49 and $10.04; respectively. In addition, using the five-year projections as a base, a twenty-year projection was prepared. For this twenty-year projection asset growth in years six through twenty was projected at 5% per year, with ROAA projected to rise by 0.05 percentage points per year beginning with year six continuing through year fourteen and thereafter remaining at 1.20% through year twenty and a dividend payout ratio of 60% in years six through twenty. The per share values of Community First, determined by adding the present value of the total cash flows at the end of the twenty-year period, based on a discount rate of 13.0%, 14.0% and 15.0%, were $9.51, $8.20, and $7.08, respectively.

Pro Forma Merger Analysis.

ProBank Austin analyzed certain potential pro forma effects of the merger assuming the merger is consummated at the beginning of the first quarter of 2018. In connection with this analysis, ProBank Austin made assumptions regarding (i) the fair value accounting adjustments, cost savings and other acquisition adjustments based on discussions with management of Community First and Commerce Union and their representative; (ii) earnings estimates for each of Community First and Commerce Union for 2017 that were provided by each company’s management and long-term annual earnings and dividend growth rates for the following three years and (iii) the offer and sale by Commerce Union of a certain amount of Commerce Union common stock in the private placement. The analysis indicated that the merger could be accretive to Commerce Union’s estimated stand-alone EPS (excluding nonrecurring transaction expenses) in the years ending December 31, 2018, December 31, 2019 and December 31, 2020 and dilutive to Commerce Union’s tangible book value per share at closing and dilutive to Commerce Union’s estimated tangible book value per share at December 31, 2018, December 31, 2019 and accretive to Commerce Union’s estimated tangible book value per share at December 31, 2020. Including the impact of the Commerce Union private placement, the merger, together with the private placement, would be accretive to Commerce Union’s tangible book value at closing.

Pro Forma Dividends Per Share to Community First.

Based on the 0.4810 exchange ratio and Commerce Union’s current annual cash dividend rate of $0.24 per share, Community First’s common shareholders would have received $0.12 in equivalent cash dividends per share. Community First did not pay annual cash dividends to common shareholders in 2016 or the first nine months of 2017.

ProBank Austin’s Compensation and Other Relationships with Community First and Commerce Union.

Community First has agreed to pay ProBank Austin certain fees for its services as financial advisor in connection with the merger. Community First paid ProBank Austin a cash fee of $75,000 upon the issuance of the ProBank Austin opinion. Community First has agreed to pay ProBank Austin a cash transaction fee of 0.875 percent of the transaction value at closing of the transaction. Based on the closing price of Commerce Union’s common stock as of August 22, 2017, this fee, which is contingent on the closing of the merger, is estimated to be $520,000.

Community First has also agreed to reimburse ProBank Austin for its reasonable out-of-pocket expenses, and to indemnify ProBank Austin against certain liabilities, including liabilities under securities laws. In the two years preceding the date of ProBank Austin’s opinion, ProBank Austin or certain of its affiliates or predecessors provided certain services to Community First or its subsidiaries for which it or its predecessors or affiliates received customary fees and expense reimbursement. These services included providing asset liability management, internal audit, loan review and common stock valuation services to Community First or its subsidiaries. The fees paid to ProBank Austin for the services totaled $58,055. In addition, in the two years preceding the date of ProBank Austin opinion, ProBank Austin or certain of its affiliates or predecessors provided certain services to Commerce Union or its subsidiaries for which it or its predecessors or affiliates received customary fees and expense reimbursement. These services included providing compliance consulting and loan review services to Commerce Union or its subsidiaries. The fees paid to ProBank Austin for these services totaled $133,850.

Dissenters’ Rights

Commerce Union

Commerce Union has concluded that Commerce Union shareholders are not entitled to assert dissenters’ rights in connection with the Commerce Union stock issuance proposal.

Community First

Under Tennessee law, holders of shares of Community First common stock who deliver written notice of their intent to dissent and do not vote in favor of the Community First merger proposal have the right to dissent and receive the fair value of their Community First common stock in cash. Community First shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act in order to perfect their rights. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached to as Appendix B to this joint proxy statement/prospectus.

The following is intended as a brief summary of the material provisions of the Tennessee statutory procedures required to be followed by a holder of Community First common stock in order to properly dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23 of the Tennessee Business Corporation Act, the full text of which appears as Appendix B of this joint proxy statement/prospectus.

Holders of Community First common stock who do not want to accept the merger consideration, who do not vote in favor of (or who abstain from voting on) the Community First merger proposal, and who perfect their dissenters’ rights by complying with the provisions of Chapter 23 of the Tennessee Business Corporation Act, will have the right to receive cash payment for the “fair value” of their Community First common stock as determined in accordance with Chapter 23 of the Tennessee Business Corporation Act.

In order to perfect dissenters’ rights with respect to the merger, a holder of Community First common stock must (1) deliver to Community First, before the vote to approve the Community First merger proposal is taken, written notice of his or her intent to demand payment for his or her shares of Community First common stock if the merger is consummated; and (2) not vote, or cause or permit to be voted, any of his shares of Community First common stock in favor of the Community First merger proposal. Within 10 days after consummation of the merger, Community First must send to each of the Community First shareholders who has perfected dissenters’ rights in accordance with the steps disclosed above, a written dissenters’ notice and form setting forth instructions for receipt and payment of their shares of Community First common stock. Upon receipt of such notice and form, dissenting Community First shareholders will become entitled to receive payment of their shares of Community First common stock when they: (1) demand payment; (2) certify that they received their shares prior to the date of the first public announcement of Commerce Union’s and Community First’s intention to merge; and (3) deposit with Commerce Union certificates representing their shares of Community First common stock in accordance with the instructions set forth in the notice.

Any holder of Community First common stock contemplating the exercise of his or her dissenters’ rights should carefully review Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached to this joint proxy statement/prospectus as Appendix B. A holder of Community First common stock who fails to comply with all requirements of such Chapter 23 will forfeit his or her dissenters’ rights and, upon consummation of the merger, that holder’s shares of Community First common stock will be converted into the right to receive the merger consideration to which the shareholder is entitled under the merger agreement.

In general, any dissenting shareholder who perfects his or her right to be paid the “fair value” of the holder’s Community First common stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of any cash.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Bass Berry and Butler Snow that the material United States federal income tax consequences of the mergers to “United States holders” (as defined below) of Community First common stock that exchange their shares of Community First common stock for shares of Commerce Union common stock in the merger are as described below. The tax opinions of outside legal counsel for each of Commerce Union and Community First are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. These opinions, however, will not bind the IRS or the courts and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Tax Consequences of the Mergers Generally

Subject to the limitations, assumptions and qualifications described herein, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to Commerce Union’s obligation to complete the merger that Commerce Union receive an opinion from Butler Snow, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Similarly, it is a condition to Community First’s obligation to complete the merger that Community First receive an opinion from Bass Berry, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on representations, covenants and undertakings provided by Commerce Union and Community First and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the mergers could be adversely affected. Neither of the opinions described above will be binding on the IRS or any court. Commerce Union and Community First have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

The following general discussion sets forth the material United States federal income tax consequences of the mergers to United States holders (as defined below) of Community First common stock who exchange their shares of Community First common stock for shares of Commerce Union common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code, the regulations promulgated thereunder the Internal Revenue Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the United States federal income tax consequences set forth below.

This discussion addresses only those Community First shareholders that hold their shares of Community First common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank, thrift or other financial institution;

•	a tax-exempt organization;

•	an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a regulated investment company;

•	a real estate investment trust;

•	a retirement plan, individual retirement account or other tax-deferred account;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Community First common stock subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	a holder of Community First common stock that owns (or is deemed to own) 5% or more of the outstanding stock of Community First;

•

a holder of Community First common stock that received Community First common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a United States holder (as defined below);

•	a person that has a functional currency other than the United States dollar;

•	a holder of Community First common stock that holds Community First common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any other United States federal tax consequences (such as gift or estate taxes) including any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Internal Revenue Code. Determining the actual tax consequences of the mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of Community First or Commerce Union. You should consult with your own tax advisor as to the tax consequences of the mergers in your particular circumstances.

For purposes of this discussion, the term “United States holder” means a beneficial owner of Community First common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for United States federal income tax purposes or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Community First common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Community First common stock should consult their own tax advisors.

Tax Consequences to Commerce Union and Community First

Each of Commerce Union and Community First will be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code, and neither Commerce Union nor Community First will recognize any gain or loss as a result of the merger.

Tax Consequences to Shareholders

Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the mergers to United States holders of Community First common stock will be as follows:

•

Receipt of Commerce Union Common Stock. A United States holder of Community First common stock will not recognize any gain or loss on the exchange of Community First common stock for shares of Commerce Union common stock in the merger, except for cash received in lieu of a fractional share of Commerce Union common stock.

•

Receipt of Cash in Lieu of Fractional Share. If a United States holder of Community First common stock receives cash in lieu of a fractional share of Commerce Union common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Community First common stock allocable to that fractional share of Commerce Union common stock. This gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss, if the holding period for the share of Community First common stock exchanged for cash is more than one year at the completion of the merger. The deduction of capital losses is subject to limitations.

•

Tax Basis of Commerce Union Common Stock Received in the Merger. A United States holder of Community First common stock will have a tax basis in the Commerce Union common stock received in the merger equal to the tax basis of the Community First common stock surrendered by that holder in the merger, reduced by any basis allocable to a fractional share of Commerce Union common stock deemed received and exchanged for cash in the merger (as described above).

•

Holding Period of Commerce Union Common Stock Received in the Merger. The holding period for shares of Commerce Union common stock received by a United States holder in exchange for shares of Community First common stock in the merger will include the holding period for the shares of Community First common stock surrendered in the merger.

In the case of a United States holder of Community First common stock who holds shares of Community First common stock with different tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Community First common stock.

Reporting Requirements

All holders of Community First common stock will be required to retain records pertaining to the merger and may be required to file with the holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Backup Withholding

Holders of Community First common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments received in lieu of fractional shares of Commerce Union common stock. Such a holder generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the Internal Revenue Service.

This summary of material United States federal income tax consequences is for general information only and is not tax advice. Each holder of Community First common stock is urged to consult the holder’s tax advisor with respect to the application of United States federal income tax laws to the holder’s particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

Voting Agreements

Certain holders of Community First common stock, including the directors of Community First and Community First Bank and trusts established for the benefit of certain family members of certain directors, as well as other entities, who collectively beneficially own and have the power to vote approximately 40.3% of Community First common stock have entered into agreements with Commerce Union in which they have agreed, among other things, to vote their shares of Community First common stock in favor of the Community First merger proposal and the Community First adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (a) the approval by Community First’s shareholders of the Community First merger proposal or (b) the termination of the merger agreement.

Treatment of Community First’s Subordinated Debentures and Outstanding Debt

Commerce Union will assume $23.0 million in aggregate principal amount of subordinated debentures issued by Community First to trust affiliates of Community First in connection with the issuance of trust preferred securities ($10.0 million of which are owned by a wholly owned subsidiary of Community First). Additionally, Community First has an outstanding loan of approximately $4 million. In connection with the merger, Commerce Union may assume this loan, replace the loan with new debt on substantially equivalent terms, or repay the loan.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under United States generally accepted accounting principles for accounting and financial reporting purposes. Community First will be treated as the acquired corporation for accounting and financial reporting purposes. Community First’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Commerce Union. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of Officers and Directors of Community First in the Merger

In considering the recommendation of the Community First board of directors, Community First shareholders should be aware that the directors and executive officers of Community First have certain interests in the merger that may be different from, or in addition to, the interests of Community First shareholders generally. The Community First board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Community First shareholders vote to approve the merger proposal. These interests are described in further detail below.

Treatment of Community First Equity-Based Awards

Community First Restricted Share Awards. At the effective time, each outstanding Community First restricted share award granted under Community First’s equity-based compensation plan, whether vested or unvested, will fully vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Community First common stock underlying each such Community First restricted share award.

Community First Options. At the effective time, each outstanding option to purchase shares of Community First common stock issued after 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, will be automatically cancelled and the holder thereof shall have the right to receive an amount in cash equal to the product of (i) the excess, if any, of the product of (x) the exchange ratio multiplied by (y) the Commerce Union share closing price over the per share exercise price of such Community First option multiplied by (ii) the number of shares of Community first common stock subject to such Community First option to the extent not previously exercised. Based on the closing price of Commerce Union’s common stock on the Nasdaq Capital Market on November 3, 2017 of $23.41, each such option will be cancelled for no cash payment.

At the effective time, each outstanding option to purchase shares of Community First common stock issued during or before 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, unless cancelled prior to the effective time, will be assumed by Commerce Union, and each such option will at and after the effective time be and represent an option to purchase that number of shares of Commerce Union common stock equal to (i) the number of shares of Community First common stock issuable upon the exercise of such option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union common stock shall be equal to (x) the per share exercise price of the option immediately prior to the effective time divided by (y) the exchange ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number).

For an estimate of the amounts that would become payable to each of Community First’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to Community First’s Named Executive Officers in Connection with the Merger” below.

Commerce Union Employment Arrangements

The parties anticipate that, at or before the effective time of the merger, Mr. Holloway will enter into an employment agreement with Commerce Union to be effective upon consummation of the merger, pursuant to which Mr. Holloway will serve as the Chief Operating Officer of Commerce Union and/or Reliant Bank. Similarly, the parties anticipate that, at or before the effective time of the merger, Mr. Bratton will enter into an employment agreement with Reliant Bank, to be effective upon consummation of the merger, pursuant to which Mr. Bratton will serve as the Senior Vice President, Market President of Maury County of Reliant Bank. It is anticipated that the employment agreements will provide for certain severance benefits upon a subsequent qualifying termination of employment.

Community First Employment Agreements

Each of Messrs. Holloway, Thompson, and Bratton and Ms. Elaine Chaffin is party to an existing employment agreement with Community First. Under the Community First employment agreements, if the applicable executive’s employment were terminated involuntarily without cause or by the executive for good reason within 12 months following a change in control (such as the merger), subject to the execution of a release of claims, the executive would be entitled to receive, in lieu of any other severance payments under his or her employment agreement, a lump sum cash severance payment within 60 days following the date of termination equal to the product of (i) 1.5 (2.0 in the case of Mr. Holloway) multiplied by (ii) his or her current base salary.

Each Community First employment agreement provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the amount necessary to comply therewith.

Each Community First employment agreement contains covenants concerning noncompetition and nonsolicitation of clients or employees that apply for 12 months following the applicable executive’s termination of employment.

As noted above, Messrs. Holloway’s and Bratton’s employment agreements with Community First will be superseded upon the effective time by new employment agreements with Commerce Union and/or Reliant Bank.

Supplemental Executive Retirement Plan

Community First Bank and Mr. Bratton are party to an amended and restated participation agreement under Community First’s Supplemental Executive Retirement Plan, which is a nonqualified deferred compensation retirement arrangement. Upon a change in control (such as the merger), benefits under the amended and restated participation agreement would fully vest. If Mr. Bratton’s employment were terminated within two years following a change in control, he would be entitled to receive a lump sum payment equal to the then present value of the aggregate benefits payable under the amended and restated participation agreement not later than 90 days following the termination of his employment. If he were terminated more than two years following a change in control, the benefits would be paid out in equal monthly installments for ten years following his termination. No benefits would be payable to Mr. Bratton if he were terminated from his employment for cause (as defined in the amended and restated participation agreement).

Post-Closing Roles

As noted above, on or before the effective time of the merger, Mr. Holloway is expected to be appointed Chief Operating Officer of Commerce Union and/or Reliant Bank and Mr. Bratton is expected to be appointed Senior Vice President, Market President of Maury County of Reliant Bank. In addition, upon or immediately following the effective time of the merger, the boards of directors of Commerce Union and Reliant Bank are expected to elect Mr. Holloway and each of Ruskin A. Vest, Jr. and Robert E. (Brown) Daniel to the boards of directors of Commerce Union and Reliant Bank.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, for a period of six years from and after the effective time, Commerce Union must indemnify certain persons, including Community First’s directors and executive officers. In addition, the merger agreement requires that for a period of six years from the effective time, subject to a cap on the amount of premiums, Commerce Union must maintain an insurance policy for the benefit of certain persons, including Community First’s directors and executive officers. For additional information, see “The Merger Agreement—Covenants and Agreements – Indemnification and Insurance.”

Quantification of Potential Payments to Community First’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Community First’s named executive officers that is based on or otherwise relates to the merger and assumes, among other things, that each of Community First’s named executive officers is terminated without cause immediately following the effective time of the merger. As described under the caption “—Interests of Community First’s Directors and Executive Officers in the Merger” above, Commerce Union and Reliant Bank have entered into new employment arrangements with Messrs. Holloway and Bratton that would become effective upon the closing of the merger. The merger-related compensation described below is based on the named executive officers’ existing employment arrangements with Community First, which, in the case of Messrs. Holloway and Bratton would be superseded upon the effective time of the merger. It does not include amounts payable to either  Mr. Holloway or Mr. Bratton under their respective new employment arrangement with Commerce Union and/or Reliant Bank following the closing of the merger. For additional details regarding the terms of the payments described below as well as Messrs. Holloway’s and Bratton’s new employment arrangement with Commerce Union and/or Reliant Bank, see the discussion under the caption “—Interests of Community First’s Directors and Executive Officers in the Merger” above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, in addition to the assumptions described in the footnotes to the table below, we have assumed:

•	October 16, 2017 as the closing date of the merger; and

•	a severance-qualifying termination of each named executive officer’s employment immediately following the effective time of the merger.

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Perquisites/ Benefits ($)	Total ($)
Named Executive Officers
Louis E. Holloway	530,450	72,592	--	--	603,042
Jon Thompson	247,500	34,331	--	--	281,831
James A. Bratton	272,666	1,500	74,140	--	348,306

(1)

The cash amount payable to the named executive officers consists of cash severance in the form of a lump sum severance payment within 60 days following the date of termination equal to the product of (A) 1.5 (2.0 in the case of Mr. Holloway) multiplied by (B) the applicable executive’s base salary as of October 16, 2017. The cash severance is contingent upon a qualifying termination of employment (i.e., “double trigger”) and the execution of a release of claims.

(2)

As of the effective time of the merger, all Community First restricted share awards and options to purchase shares of Community First common stock awarded after 2009 would vest automatically (i.e., “single-trigger”) and be settled for the merger consideration (or, in the case of stock options, a cash amount approximately equal to the value of the merger consideration less the applicable exercise price). None of the named executive officers hold unvested stock options awarded after 2009, and, based on the closing price of Commerce Union’s common stock on the Nasdaq Capital Market on November 3, 2017 of $23.41, each such option would be cancelled for no cash payment.

All options to purchase shares of Community First common stock awarded during or before 2009, unless cancelled prior to the effective time, would convert automatically (i.e., “single-trigger”), as of the effective time, into options to purchase shares of Commerce Union common stock (with the exercise price and the number of shares underlying such options adjusted by the exchange ratio). None of the named executive officers hold unvested stock options awarded during or before 2009. Pursuant to the merger agreement, it is expected that the employee will be offered a cash payment of up to $1.00 per option to cancel these stock options in lieu of conversion.

This table assumes a price per share of Community First common stock of $4.75 (the price per share at which Community First common stock traded in the transaction known to the Company to have occurred in closest proximity prior to October 16, 2017). Set forth below is the estimated value of the Community First restricted share awards held by the named executive officers that would become vested upon the effective time of the merger and the amount of cash the named executive officers would receive for cancellation of stock options awarded to them during or before 2009.

Name	Restricted Share Awards ($)	Options Cancellation Payment ($)
Named Executive Officers
Louis E. Holloway	68,092	4,500
Jon Thompson	33,331	1,000
James A. Bratton	--	1,500

(3)

The amounts above reflect the value of benefits that would vest automatically (i.e., “single-trigger”) upon the closing of the merger under the amended and restated participation agreement between Community First Bank & Trust and Mr. Bratton. As of October 16, 2017, Mr. Bratton was 80% vested in the full benefit payable under his amended and restated participation agreement and he will become 100% vested on January 1, 2018. Benefits payable to Mr. Bratton under the amended and restated participation agreement would be payable in a lump sum equal to $370,701 within 90 days of his termination of employment at the effective time of the merger.

Commerce Union’s Dividend Policy

Holders of Commerce Union common stock are entitled to dividends when, as and if declared by the Commerce Union board of directors out of funds legally available for that purpose. Commerce Union currently expects to continue to pay (when, as and if declared by the Commerce Union board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on Commerce Union common stock; however, there can be no assurance that we will continue to pay dividends in the future. The principal source of Commerce Union’s cash flow, and any dividends payable to common shareholders, are dividends that Reliant Bank pays to Commerce Union as its sole shareholder. The ability of Reliant Bank to pay dividends, as well as Commerce Union’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Reliant Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Commerce Union or Reliant Bank may impose financial covenants that may be more restrictive than regulatory requirements with respect to Commerce Union’s payment of dividends to common shareholders. Assuming the merger is consummated, Commerce Union will assume Community First’s payment obligations with respect to certain subordinated debentures. If these payment obligations are not met or are suspended, Commerce Union will be prohibited from paying dividends on shares of Commerce Union common stock in the future.

Commerce Union’s board of directors may change its dividend policy at any time. For further information on Commerce Union’s dividend history and restrictions on Commerce Union’s and Reliant Bank’s ability to pay dividends, see “Description of Commerce Union Capital Stock - Dividend Rights and Limitations on Payment of Dividends” beginning on page 110, and “Comparative Per Share Market Price And Dividend Information” beginning on page 34.

Public Trading Markets; Resale of Commerce Union Common Stock

Commerce Union common stock is listed for trading on the Nasdaq Capital Market under the symbol “CUBN.” Community First common stock is not listed on any national securities exchange and is traded only in individually-arranged transactions. Under the merger agreement, Commerce Union will cause the shares of Commerce Union common stock to be issued in connection with the merger, including with respect to Community First restricted stock awards, to be authorized for listing on the Nasdaq Capital Market, subject to official notice of issuance.

The shares of Commerce Union common stock to be issued as merger consideration will be registered under the Securities Act. Shareholders who are not affiliates of Commerce Union may generally freely trade their Commerce Union common stock. For this purpose, with respect to Commerce Union, the term “affiliate” generally means any person that either directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, Commerce Union. The SEC has stated that an individual’s status as a director, officer, or 10% shareholder is one fact that must be taken into consideration in determining affiliate status. Any shareholder who is deemed to be an affiliate of Commerce Union may sell shares of Commerce Union common stock only as permitted under the Securities Act or under a “safe harbor” from the restrictions generally applicable to the sale of “control securities,” such as those acquired from an affiliate of the issuer. Rule 144 requires, among other things, the availability of current public information about the issuer, a holding period for shares issued without SEC registration, volume limitations, and other restrictions on the manner of sale of the shares.

Regulatory Matters

Community First and Commerce Union have agreed to cooperate with one another and use their reasonable best efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties necessary to consummate the merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the merger of Merger Sub with and into Community First and the subsequent merger of Community First with and into Commerce Union, we must obtain regulatory approval from the Federal Reserve and TDFI. Commerce Union filed an application with the Federal Reserve and TDFI on or about October 13, 2017, for approval to acquire Community First, and thus indirectly acquire Community First Bank, and to subsequently merge with Community First. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the TDFI has granted its approval of these applications.

In order to consummate the merger of Community First Bank with and into Reliant Bank, we must obtain approval from both the Federal Reserve and the TDFI. Reliant Bank filed an interagency bank merger act application with the Federal Reserve and TDFI on or about October 13, 2017, for approval to merge with Community First Bank. As of the date of this joint proxy statement/prospectus, neither the Federal Reserve nor the TDFI had granted its approval of the bank merger. Federal Reserve approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the shareholders or that the Federal Reserve has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

THE MERGER AGREEMENT

The following is a summary of certain material terms and provisions of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are urged to read the merger agreement carefully and in its entirety. Except that it establishes and governs the legal relations between the Commerce Union parties and the Community First parties with respect to the mergers, the merger agreement is not intended to be a source of factual, business, or operational information about the Commerce Union parties or the Community First parties. That kind of information can be found elsewhere in this joint proxy statement/prospectus and in filings that Commerce Union and Community First have made with the SEC. See “Where You Can Find More Information” beginning on page 129.

Structure of the Mergers

The merger agreement provides for the merger of Merger Sub with and into Community First subject to and upon the terms and conditions set forth in the merger agreement (which we refer to as the “merger”), with Community First to survive the merger and become a wholly owned subsidiary of Commerce Union. As soon as reasonably practicable following the merger and as part of a single integrated transaction, Commerce Union will cause Community First (as the surviving entity of the merger) to merge with and into Commerce Union (which we refer to as the “second step merger”), with Commerce Union to survive the second step merger.

Immediately following the second step merger, Community First Bank will merge with and into Reliant Bank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by Community First Bank and Reliant Bank simultaneously with the parties’ execution of the merger agreement (which we refer to as the “bank merger”), with Reliant Bank to be the bank to survive the bank merger.

Merger Consideration

At the effective time of the merger, each share of Community First common stock that is issued and outstanding immediately prior to the effective time of the merger except (a) shares of Community First common stock that are owned or held, other than in a fiduciary or agency capacity, by the Commerce Union parties or the Community First parties, or any subsidiary of any Community First party or Commerce Union party, including shares of Community First common stock held by Community First as treasury stock, and (b) shares as to which the holder has perfected his or her right to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act) will be converted into and cancelled in exchange for the right to receive 0.481 (which we refer to as the “exchange ratio”) shares of Commerce Union common stock, together with cash in lieu of fractional shares (referred to in this joint proxy statement/prospectus as the “merger consideration”). After the consummation of the merger, each former holder of shares of Community First common stock will no longer have any rights with respect to those shares, except for the right to receive the merger consideration (provided that holders of dissenting shares will have those rights provided for by Chapter 23 of the Tennessee Business Corporation Act).

Commerce Union will not issue fractional shares of its common stock in connection with the merger. Instead, Commerce Union will pay each former Community First shareholder who would otherwise be entitled to a fractional share of Commerce Union common stock an amount in cash, without interest, determined by multiplying the fractional share interest to which the shareholder would otherwise be entitled by the volume weighted average closing price of Commerce Union’s common stock on Nasdaq for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date for the merger.

Commerce Union and the exchange agent will be entitled to deduct and withhold from the consideration payable to any Community First shareholder or any holder of options to purchase shares of Community First common stock (as discussed below) the amounts they are required by law to deduct and withhold. If Commerce Union or the exchange agent deducts or withholds such amounts and timely remits them to the appropriate governmental authority, these amounts will be treated for all purposes as having been paid to the persons from whom they were withheld.

If prior to the effective time of the merger the outstanding shares of Commerce Union common stock or Community First common stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment will be made to the exchange ratio and therefore the merger consideration.

Treatment of Community First Equity Awards

Community First Restricted Share Awards. At the effective time of the merger, each outstanding Community First restricted share award granted under Community First’s equity-based compensation plan, whether vested or unvested, will fully vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Community First common stock underlying each such Community First restricted share award.

Community First Options. At the effective time of the merger, each outstanding option to purchase shares of Community First common stock issued after 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, will be automatically cancelled and the holder thereof will have the right to receive an amount in cash equal to the product of (i) the excess, if any, of the product of (x) the exchange ratio multiplied by (y) the Commerce Union share closing price over the per share exercise price of such Community First option multiplied by (ii) the number of shares of Community First common stock subject to such Community First option to the extent not previously exercised. Based on the closing price of Commerce Union’s common stock on the Nasdaq Capital Market on November 3, 2017 of $23.41, each such option will be cancelled for no cash payment.

At the effective time of the merger, each outstanding option to purchase shares of Community First common stock issued during or before 2009 pursuant to Community First’s equity-based compensation plan, whether vested or unvested, unless cancelled prior to the effective time, will be assumed by Commerce Union, and each such option will at and after the effective time be and represent an option to purchase that number of shares of Commerce Union common stock equal to (i) the number of shares of Community First common stock issuable upon the exercise of such option immediately prior to the effective time multiplied by (ii) the exchange ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union common stock shall be equal to (x) the per share exercise price of the Community First option immediately prior to the effective time divided by (y) the exchange ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number).

Exchange of Certificates

Prior to the effective time of the merger, Commerce Union will deliver or cause to be delivered to an exchange agent mutually agreed upon by the parties evidence of shares in book entry form representing the number of shares of Commerce Union common stock to be issued to holders of Community First common stock in the form of merger consideration, as well as cash in an amount sufficient for the exchange agent to make payments in respect of fractional shares.

Within five business days after the effective time of the merger, the exchange agent will mail or deliver to each holder of record of shares of Community First common stock immediately prior to the effective time (or in the case of “street holders” to the Depository Trust Company) a form of letter of transmittal and instructions for surrendering shares of Community First common stock for the merger consideration. Community First shareholders should not return their stock certificates with the enclosed proxy card and should not forward their stock certificates to the exchange agent without a letter of transmittal.

A holder of shares of Community First common stock will not be entitled to receive the merger consideration payable in respect of the holder’s shares until the holder surrenders his or her shares to the exchange agent together with a properly completed and duly executed letter of transmittal (or an agent’s message in the case of book entry shares held in street name) and such other documents as the exchange agent may reasonably require. In the event the merger consideration or any other amount payable to a holder of shares of Community First common stock is to be paid to a person other than the person in whose name the shares are registered, the exchange agent must be provided appropriate evidence of, or appropriate instruments for, transfer and evidence that any applicable stock transfer or other taxes have been paid or are not applicable.

If a certificate previously representing Community First common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration payable in respect of the shares represented by the certificate if the person claiming the certificate to be lost, stolen, or destroyed makes an affidavit of that fact and executes an indemnity agreement and/or posts a bond in such amount as Commerce Union and the exchange agent reasonably require as indemnity against any claim that may be made against them with respect to the certificate.

Dividends and other distributions payable or distributable with respect to shares of Commerce Union common stock to be issued as merger consideration will not be remitted to the person entitled to receive such Commerce Union common stock until the person surrenders his or her shares of Community First common stock that have been converted into such Commerce Union common stock. Upon proper surrender of his or her shares of Community First common stock, all such dividends and other distributions will be remitted to such person without interest. No interest will be paid or will accrue on any amounts payable to holders of Community First common stock in accordance with the merger agreement.

At the effective time of the merger, the stock transfer books of Community First will be closed and there will be no further transfers of shares of Community First stock on the records of Community First. Until surrendered in accordance with the procedures described above and in the merger agreement, certificates representing shares of Community First common stock and book entry shares of Community First common stock will after the effective time of the merger represent only the right to receive the consideration payable by Commerce Union in respect thereof under the merger agreement.

Closing and Effective Time of the Mergers

The closing of the merger will take place on a date to be designated by Commerce Union. Unless the parties otherwise agree, this closing date will not be later than the earlier of (i) the first business day of the month following the month during which the last of the conditions precedent to the merger is satisfied or waived and (ii) the date that is 30 days after all of the conditions to the merger have been satisfied or waived. For more information regarding the conditions to the merger, see “ – Conditions to Consummation of the Merger” below. In order to complete the merger, Merger Sub and Community First must execute articles of merger and file them with the Tennessee Secretary of State. The merger will become effective on the date and at the time set forth in these articles of merger.

We currently anticipate completing the merger in the first quarter of 2018, subject to receipt of necessary regulatory and shareholder approvals and the satisfaction of other closing conditions set forth in the merger agreement. However, a delay in satisfying any condition to the merger could delay the completion of the merger, and there can be no assurances as to when or if the merger will be completed. If the merger is not completed by August 31, 2018, either the Commerce Union parties or the Community First parties may terminate the merger agreement unless the failure to complete the merger by this date is due to the failure of the terminating parties to perform their obligations under the merger agreement.

The closing of the second step merger will take place on the same date as the closing of the merger. Commerce Union will effect the second step merger as soon as reasonably practicable following the effective time of the merger. In order to complete the second step merger, Commerce Union and Community First (as the surviving entity of the merger) must execute articles of merger and file them with the Tennessee Secretary of State. The second step merger will become effective on the date and at the time set forth in those articles of merger.

Boards of Directors of Commerce Union and Reliant Bank After the Merger

At or prior to the effective time of the merger, Commerce Union and Reliant Bank, and their respective boards of directors, will take all action necessary to elect to the Commerce Union and Reliant Bank boards of directors at or immediately following the effective time Robert E. (Brown) Daniel, Louis E. Holloway, and Ruskin A. Vest. Mr. Daniel and Mr. Vest are currently members of the boards of directors of Community First and Community First Bank. If Mr. Daniel, Mr. Holloway, or Mr. Vest is unwilling or unable to join the Commerce Union and Reliant Bank boards of directors, Commerce Union and Community First will mutually agree on another individual to join the Commerce Union and Reliant Bank boards. This individual will be someone who was a member of the Community First or Community First Bank board of directors on the date of the merger agreement who continues to serve on the Community First or Community First Bank board of directors until immediately prior to the effective time of the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by the Community First parties to the Commerce Union parties and by the Commerce Union parties to the Community First parties. The representations and warranties contained in the merger agreement are the product of negotiations among the parties and, generally, are for the benefit of the Commerce Union parties and the Community First parties. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that the Community First parties and Commerce Union parties each delivered in connection with the merger agreement and certain documents filed with the SEC. Generally, the merger agreement may only be enforced against a party thereto by another party thereto. Moreover, information concerning the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement, and this subsequent information may or may not be fully reflected in Commerce Union’s and Community First’s public disclosures. Generally, the representations and warranties of the parties contained in the merger agreement will not survive the completion of the merger or the termination of the merger agreement.

The merger agreement contains representations and warranties made by the Community First parties to the Commerce Union parties, and made by the Commerce Union parties to the Community First parties, relating to, among other things:

●	corporate organization, existence, and good standing; corporate power and authority; and qualification to conduct business;

●	subsidiaries and equity or other ownership interests;

●	capital stock and capitalization;

●	due authorization, execution, and delivery of the merger agreement and enforceability of the merger agreement;

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the absence of violations or breaches of organizational documents, applicable laws, and contracts as a result of the merger agreement or the consummation of the transactions contemplated by the merger agreement;

●	consents, approvals, waivers, notices, filings, and registrations required in connection with the merger agreement or the transactions contemplated by the merger agreement;

●	filings with governmental and regulatory authorities;

●	filings required under federal securities laws;

●	financial statements and books and records;

●	the absence of undisclosed liabilities;

●	the absence of certain events, changes, and actions, and the conduct of their respective businesses, since June 30, 2017;

●	pending and threatened legal proceedings and the absence of judgments, decrees, injunctions, orders, and rulings of governmental and regulatory authorities;

●	the absence of certain regulatory actions or any basis therefor;

●	compliance with laws and deposit insurance;

●	tax matters;

●	information technology and computer systems;

●	labor and employment matters;

●	benefit plans and arrangements;

●	receipt of opinion of financial advisor;

●	brokers and broker fees and expenses;

●	loan matters, including the adequacy of allowances for loan and lease losses and non-performing and classified loans;

●	insurance matters;

●	investment securities;

●	tax treatment of the mergers;

●	Community Reinvestment Act and Bank Secrecy Act compliance and compliance with anti-money laundering and customer or consumer privacy laws;

●	disclosure controls and procedures and internal control over financial reporting; and

●	regulatory capital levels.

In addition, the merger agreement contains certain representations and warranties made only by the Community First parties to the Commerce Union parties and relating to, among other things:

●	organizational documents and corporate records;

●	certain material contracts;

●	intellectual property matters;

●	real and personal property;

●	environmental matters;

●	certain material interests of current and former directors and officers and their immediate family members or affiliates;

●	derivatives;

●	transactions with affiliates;

●	administration and maintenance of fiduciary accounts; and

●	inapplicability of state anti-takeover laws.

Certain of the representations and warranties contained in the merger agreement are subject to materiality or “material adverse effect” qualifiers. For purposes of the merger agreement, “material adverse effect” generally means a material and adverse effect on (i) the business, financial condition, operations, or results of operations of Commerce Union or Community First (as the case may be) and its subsidiaries taken as a whole or (ii) the ability of Commerce Union or Community First (as the case may be) to timely perform its obligations under the merger agreement or to timely consummate the transactions contemplated by the merger agreement. However, with respect to (i) above, the following will not be deemed to have or contribute to, and will not be taken into account in determining whether there exists, has been, or would reasonably be expected to be, a material adverse effect:

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changes after the date of the merger agreement in laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by governmental authorities, except to the extent of any materially disproportionate impact they have on Commerce Union or Community First (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;

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changes after the date of the merger agreement in accounting principles generally accepted in the United States (“GAAP”) or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, except to the extent of any materially disproportionate impact they have on Commerce Union or Community First (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;

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changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, except to the extent of any materially disproportionate impact they have on Commerce Union or Community First (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;

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any failure by Community First or Community First Bank or by Commerce Union or Reliant Bank (as the case may be) to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (however, any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a material adverse effect);

●	actions or omissions of the parties required under the merger agreement or taken or omitted with the prior consent of the counterparties;

●	any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located;

●	the execution and delivery of the merger agreement or the announcement or consummation of the transactions contemplated by the merger agreement; and

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changes in the trading price or trading volume of Commerce Union’s or Community First’s (as the case may be) common stock (however, any facts or circumstances giving rise to or contributing to any such change that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a material adverse effect).

Conduct of Business Pending the Merger

The merger agreement contains customary covenants regarding the parties’ operation of their respective businesses prior to the effective time of the merger.

Subject to certain exceptions, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement or as required by law or at the direction of a governmental authority each of Community First and Community First Bank has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of Commerce Union (such consent not be unreasonably withheld):

●	conduct its business other than in the regular, ordinary, and usual course;

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fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its officers and employees;

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take any action that would reasonably be expected to adversely affect or delay, in any material respect, its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

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incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or, other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more than 12 months;

●	prepay any indebtedness or other similar arrangements so as to cause Community First or Community First Bank or any of their subsidiaries to incur any prepayment penalty;

●	purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of 24 months or less;

●	adjust, split, combine, or reclassify any of its capital stock;

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make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) dividends by Community First Bank to Community First, (ii) dividends by Community First TRUPS Holding Company (a wholly owned subsidiary of Community First) to Community First, and (iii) required dividends or distributions in respect of subordinated debentures related to trust preferred securities issued by statutory trusts affiliated with Community First;

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grant any person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise, vesting, or settlement of Community First equity awards outstanding as of the date of the merger agreement; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

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other than in the ordinary course of business, sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including other real estate owned), or cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

●	form any new subsidiary or dissolve, liquidate, or terminate any existing subsidiary;

●	except for transactions in the ordinary course of business by way of foreclosure or in satisfaction of debts previously contracted in good faith, make any equity investment;

●	enter into, renew, fail to renew, materially amend or modify, cancel, or terminate any new or existing material contract;

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make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, except (i) in conformity with existing lending practices and where the principal amount of the loan does not exceed $1,000,000 or (ii) loans as to which the Community First parties and their subsidiaries had binding obligations to make such loans as of the date of the merger agreement and which were disclosed to the Commerce Union parties;

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make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, to any person if, when aggregated with all other outstanding loans and commitments for loans to such person and such person’s family members and affiliates, the aggregate principal amount of all such loans and commitments would exceed $3,000,000;

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extend credit to any person who has a loan with Community First or Community First Bank or any of their subsidiaries that is classified by Community First or Community First Bank (or any of their subsidiaries) or the Federal Deposit Insurance Corporation, or FDIC, or the TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (a “classified borrower”), except in conformity with existing lending practices and regulatory requirements and where all outstanding loans and commitments for loans to the classified borrower and the classified borrower’s family members and affiliates do not and would not exceed $250,000 in the aggregate;

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renegotiate, renew, increase the amount of, extend the term of, or modify any loan with or to a classified borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding loans and commitments for loans to the classified borrower and the classified borrower’s family members and affiliates do not and would not exceed $250,000 in the aggregate;

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commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Community First or Community First Bank or any of their subsidiaries in the ordinary course of business, or, other than the settlement of foreclosure actions and debt workouts in the ordinary course of business, enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $50,000, individually, or $100,000, in the aggregate (net of any insurance proceeds or indemnity, contribution, or similar payments actually received by Community First, Community First Bank, or their subsidiaries in connection therewith), or (ii) would impose any material restriction on its business or operations or the operations of any of its subsidiaries;

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except as required by any written agreement or Community First benefit plan in effect as of the date of the merger agreement, increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; become a party to, establish, adopt, amend, renew, terminate, extend, or commit to any benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, change in control, consulting, or other contact, with or for the benefit of any director, officer, or employee, except as required by applicable law; amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation; elect or appoint to any office with the title of executive vice president or higher any person who did not hold such office as of the date of the merger agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any person who is not a member of its board of directors as of the date of the merger agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $75,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;

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amend its charter, bylaws, or other governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization or any indication of interest, letter of intent, or agreement in principle with respect thereto;

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purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of 24 months or less;

●	make any capital expenditures in excess of $35,000, individually, or $100,000, in the aggregate;

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establish or commit to establish any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;

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except for interest rate caps and interest rate floors for individual loans entered into in the ordinary course of business consistent with past practice, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

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make any material changes in policies or procedures in existence on the date of the merger agreement with regard to underwriting, pricing, originating, acquiring, or selling extensions of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in law or GAAP or at the direction of a governmental authority;

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other than in the ordinary course of business consistent with past practice, make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any material taxes, enter into any closing agreement with respect to any material taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes, or file any amended tax return;

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take any action that is intended or could reasonably be expected to result in (i) any of the representations or warranties of the Community First parties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, (ii) any of the conditions to the merger not being satisfied, or (iii) a breach or violation of any provision of the merger agreement;

●	adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP, regulatory guidelines, or policies imposed by any governmental authority;

●	enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

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make any written communications to the officers or employees of the Community First parties or their subsidiaries, or any oral communications presented to a significant portion of the officers or employees of the Community First parties or their subsidiaries, in each case that are substantially different than or include material information not contained in prior communications, pertaining to compensation or benefit matters that are affected by the transactions contemplated by the merger agreement, without first providing the Commerce Union parties a copy or written description of the intended communication and providing the Commerce Union parties with a reasonable period of time to review and comment on the communication;

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except for non-structural repairs and maintenance, engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by applicable law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the merger agreement, ordinary wear and tear excepted;

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subject any of its properties or assets to any lien (other than liens existing as of the date of the merger agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from the Federal Home Loan Bank and transactions in federal funds);

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take any action or fail to take any action, which action or failure to act would prevent or impede the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or

●	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Similarly, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement or as required by law or at the direction of a governmental authority, each of Commerce Union and Reliant Bank has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of Community First (such consent not to be unreasonably withheld):

●	fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships;

●

take any action that would adversely affect or delay, in any material respect, its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

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amend its charter or bylaws in a manner that would materially and adversely affect the holders of Community First common stock or materially and adversely affect the holders of Community First common stock (as prospective holders of Commerce Union common stock) relative to other holders of Commerce Union common stock;

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make, declare, or pay any dividend on the Commerce Union common stock other than dividends in an amount, on an annualized basis, whether paid annually, biannually, quarterly, or otherwise, consistent with past practice (with the understanding that any increase in the amount of any such divided not in excess of 10% on an annualized basis will not be deemed to not be consistent with past practice);

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merge or consolidate itself or any of its subsidiaries with any other person or engage in any similar business combination transaction (i) where it or its subsidiary or another of its subsidiaries, as applicable, is not the surviving person or (ii) if the merger, consolidation, or transaction would be reasonably likely to cause the closing of the merger to be materially delayed;

●	restructure, reorganize, or completely or partially liquidate or dissolve itself or any of its material subsidiaries, or dispose of any ownership interest in any subsidiary;

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take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of the Commerce Union parties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, (ii) any of the conditions to the merger not being satisfied, or (iii) a breach or violation of any provision of the merger agreement;

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take any action or fail to take any action, which action or failure to act would prevent or impede the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or

●	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Covenants and Agreements

Other Acquisition Proposals

The Community First parties agreed in the merger agreement to immediately terminate, and to use their reasonable best efforts to cause their subsidiaries and their and their subsidiaries’ affiliates, directors, officers, employees, agents, and representatives to immediately terminate, all discussions or negotiations with anyone other than the Commerce Union parties with respect to any acquisition proposal.

The merger agreement provides generally, and subject to the exceptions described below, that unless the merger agreement has been terminated the Community First parties will not, and will cause their subsidiaries and their and their subsidiaries’ affiliates, directors, officers, employees, agents, and representatives not to:

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solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate or that would reasonably be expected to result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an acquisition proposal;

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provide any non-public information regarding the Community First parties or any of their subsidiaries to anyone other than the Commerce Union parties relating to or in connection with any acquisition proposal or any inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal;

●	participate in any discussions or negotiations, or otherwise communicate in any way with any person other than the Commerce Union parties, regarding any acquisition proposal;

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approve, execute, enter into, or consummate any indication of interest or letter of intent or similar agreement relating to any acquisition proposal or requiring the Community First parties to abandon, terminate, or fail to consummate the transactions contemplated by the merger agreement (or propose to do any of the foregoing); or

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make or authorize any statement, recommendation, endorsement, or solicitation in support of any acquisition proposal, except in connection with a Community First change of recommendation as discussed in the section below titled “Community First Special Meeting.”

The merger agreement requires the Community First parties to promptly advise the Commerce Union parties of their receipt of an acquisition proposal, or any request for nonpublic information or inquiry which would reasonably be expected to lead to an acquisition proposal, and to keep the Commerce Union parties informed of any material changes in the status thereof, and to provide the Commerce Union parties any material written materials received by the Community First parties or any of their subsidiaries in connection therewith. In addition, the Community First parties must contemporaneously provide or make available to the Commerce Union parties all material documentation or correspondence provided or made available to any third party in connection with an acquisition proposal which has not been previously provided or made available to the Commerce Union parties.

The merger agreement provides that, prior to the approval of the merger agreement by Community First’s shareholders, if the Community First board of directors determines in good faith (after consultation with its outside legal and financial advisors) that the failure to do so would be inconsistent with its fiduciary duties, the Community First parties may, in response to a bona fide, written acquisition proposal not solicited in violation of the merger agreement that the Community First board of directors determines in good faith constitutes or is reasonably likely to result in a superior proposal, (i) furnish information with respect to the Community First parties and their subsidiaries to any person making the superior proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the terms contained in the confidentiality agreement among Commerce Union, Reliant Bank, Community First, and Community First Bank (and which confidentiality agreement shall not provide such person the exclusive right to negotiate with the Community First parties) and (ii) participate in discussions or negotiations with such person regarding the superior proposal. The Community First parties must provide the Commerce Union parties 24 hours prior written notice of their decision to take such action and provide the Commerce Union parties with the identity of the person making the superior proposal and all of the material terms and conditions of the superior proposal.

Also, the merger agreement permits the Community First parties and their boards of directors and subsidiaries to comply with Rule 14e-2(a) and Rule 14d-9 under the Exchange Act and Item 1012(a) of Regulation M-A in the event of a tender offer.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of a party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 20% or more of any class of equity or voting securities of a party; or (iii) any merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving a party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the party, in each case other than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal which the Community First board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in the merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after taking into account the advice of Community First’s financial advisor and outside legal counsel and such other factors as the Community First board of directors reasonably considers to be appropriate, is (i) more favorable from a financial point of view to the shareholders of Community First than the merger and (ii) is reasonably likely to be consummated on the terms set forth. For purposes of the definition of “superior proposal,” references to “20% or more” in the definition of the term “acquisition proposal” are replaced with references to “a majority.”

Notice of Certain Matters

Each party to the merger agreement has agreed to promptly notify the other parties of any fact or occurrence that constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the party’s representations, warranties, covenants, or agreements contained in the merger agreement; that has had or would reasonably be expected to have a material adverse effect on the party; or that would or would reasonably be expected to prohibit, materially impede, or materially delay the consummation of the transactions contemplated by the merger agreement. Each party must give the other parties notice of any communication from a third party alleging that the consent or approval of the third party is or may be required in connection with the transactions contemplated by the merger agreement. The Community First parties must also give the Commerce Union parties notice if the Community First parties receive notice that any officer of Community First or Community First Bank or their subsidiaries with a title of executive vice president or higher intends to terminate his or her employment.

Access and Information

Prior to the effective time of the merger, each party has generally agreed to afford the other parties and their representatives reasonable access to its and its subsidiaries’ books, records, contracts, properties, assets, personnel, and information technology systems, as well as any other information relating it or its subsidiaries that the other parties reasonably request. Also, each party has generally agreed to, prior to the effective time of the merger, furnish the other parties with a copy of any report, application, notice, schedule, or other document filed with or received from any governmental authority, except where disclosure of the same is not permitted by law.

Further Assurances

Generally, each of the parties has agreed in the merger agreement to use its reasonable best efforts to promptly take or cause to be taken all actions, and to promptly do or cause to be done all things, necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger) as expeditiously as reasonably possible.

Community First Special Meeting and Recommendation of Community First Board

Community First has agreed in the merger agreement to take all action necessary to call and hold, as promptly as reasonably practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part, a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the merger agreement and any other matters required to be approved by Community First’s shareholders in order to consummate the transactions contemplated by the merger agreement. Subject to certain limited exceptions discussed below, (i) Community First and its board of directors must at all times prior to and during the Community First special meeting recommend to Community First’s shareholders the approval of the merger agreement and the transactions contemplated by the merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) the Community First board of directors cannot withdraw, modify, or qualify in any manner adverse to the Commerce Union parties its recommendation of the merger agreement and the transactions contemplated thereby to Community First’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (referred to in this joint proxy statement/prospectus as a “Community First change of recommendation”).

The Community First board of directors may make a Community First change of recommendation if, but only if:

●

the Community First board of directors determines in good faith (after consultation with and receiving and considering the advice of outside legal counsel and its financial advisors) that its failure to do so would be inconsistent with its fiduciary duties; and

●

in the event the Community First change of recommendation relates to an acquisition proposal, (i) the Community First parties have complied in all material respects with their obligations under the merger agreement with respect to acquisition proposals, (ii) the Community First board of directors has determined in good faith, after giving effect to any adjustments offered by the Commerce Union parties in the manner discussed below, that the acquisition proposal constitutes a superior proposal, (iii) Community First notifies the Commerce Union parties at least five business days in advance of its intention to effect a Community First change of recommendation in response to such superior proposal, and furnishes the Commerce Union parties the identity of the person making such superior proposal, a copy of the proposed transaction agreements and all other documents relating to such superior proposal, and a reasonable description of the event or circumstances giving rise to its determination to take such action, and (iv) prior to effecting the Community First change of recommendation, the Community First parties have for a period of five business days following Community First’s delivery of the notice referred to above negotiated in good faith with the Commerce Union parties (to the extent the Commerce Union parties desire to negotiate) to make adjustments in the terms of the merger agreement so that the acquisition proposal no longer constitutes a superior proposal.

Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve Community First of its obligation to hold a meeting of its shareholders for the purpose of its shareholders voting on those matters required to be approved by its shareholders in order to consummate the transactions contemplated by the merger agreement.

Community First has also agreed in the merger agreement to adjourn or postpone the Community First special meeting at least two times if as of the date of the meeting (i) there are not sufficient shares of Community First common stock represented in person or by proxy to constitute the quorum necessary to conduct the business of the meeting or (ii) Community First has not received proxies representing a sufficient number of shares of Community First common stock for the approval of the merger agreement by Community First’s shareholders.

Commerce Union Special Meeting and Recommendation of Commerce Union Board

Commerce Union has agreed in the merger agreement to take all action necessary to call and hold as promptly as reasonably practicable following the effective date of the registration statement a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the Commerce Union stock issuance proposal and any other matters required to be approved by Commerce Union’s shareholders in order to consummate the transactions contemplated by the merger agreement. Subject to certain limited exceptions discussed below, (i) Commerce Union and its board of directors must at all times prior to and during the Commerce Union special meeting recommend to Commerce Union’s shareholders the approval of the Commerce Union stock issuance proposal (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) the Commerce Union board of directors cannot withdraw, modify, or qualify in any manner adverse to the Community First parties its recommendation of the Commerce Union stock issuance proposal to Commerce Union’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (referred to in this joint proxy statement/prospectus as a “Commerce Union change of recommendation”).

The Commerce Union board of directors may make a Commerce Union change of recommendation if, but only if:

●

the Commerce Union board of directors determines in good faith (after consultation with and receiving and considering the advice of outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties;

●

Commerce Union gives Community First at least five business days prior written notice of its board of directors’ intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action; and

●

at the end of such five business day notice period the board of directors of Commerce Union takes into account any reasonable amendment or modification to the merger agreement proposed by Community First and (after receiving the advice of its outside legal counsel and its financial advisor) determines in good faith that it would nevertheless be inconsistent with its fiduciary duties to continue to recommend that Commerce Union’s shareholders approve the Commerce Union stock issuance proposal.

Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve Commerce Union of its obligation to hold a meeting of its shareholders for the purpose of its shareholders voting on those matters required to be approved by its shareholders in order to consummate the transactions contemplated by the merger agreement.

Commerce Union has also agreed in the merger agreement to adjourn or postpone the Commerce Union special meeting at least once if as of the date of the meeting (i) there are not sufficient shares of Commerce Union common stock represented in person or by proxy to constitute the quorum necessary to conduct the business of the meeting or (ii) Commerce Union has not received proxies representing a sufficient number of shares of Commerce Union common stock for the approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders.

Employee Benefits

Commerce Union and Reliant Bank generally have agreed to provide employees of Community First Bank who become employees of Commerce Union or Reliant Bank in connection with the merger (which we refer to as “continuing employees”) with benefits that are no less favorable that those provided to similarly situated employees of the Commerce Union parties as of the closing date of the merger. Generally, and subject to certain customary exceptions, Commerce Union and Reliant Bank will recognize the years of service of continuing employees with Community First Bank for vesting and eligibility purposes under employee benefit plans maintained by Commerce Union or Reliant Bank in which the continuing employees are eligible to participate. The Commerce Union parties have agreed to use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions applicable to new employees under Commerce Union or Reliant Bank health care, dental, and vision plans to not apply to continuing employees or their eligible spouses and dependents. Moreover, if continuing employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, the Commerce Union parties have agreed to use commercially reasonable efforts to cause any successor Commerce Union or Reliant Bank benefit plan providing health care, dental, or vision coverage for continuing employees to give credit towards the satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor benefit plan for any deductible, co-payment, or other cost-sharing amounts previously paid by continuing employees as part of their participation in the corresponding Community First or Community First Bank benefit plan during the plan year.

The Community First parties generally have agreed in the merger agreement to, prior to the effective time of the merger, take any actions reasonably requested by the Commerce Union parties to terminate or freeze, or cause benefit accruals to cease under, one or more of their benefit plans as of or immediately prior to the effective of the merger; to continue after the effective time of the merger any contract or insurance policy relating to any of their benefit plans for such period as may be requested by the Commerce Union parties; and to facilitate the merger of any of their benefit plans into any employee benefit plans maintained by the Commerce Union parties or their subsidiaries.

The parties agreed in the merger agreement to establish a cash-based retention program to promote employee retention and to incentivize employee efforts to consummate the mergers. Generally, amounts available under this retention program will be allocated among the employees of Community First Bank and its subsidiaries identified, and in the amounts and on the other terms determined, by mutual agreement of the chief executive officers of Reliant Bank and Community First Bank or their designees.

Generally, and subject to certain exceptions and conditions set forth in the merger agreement, Community First Bank employees who are not offered continued employment with Commerce Union or Reliant Bank, and continuing employees whose employment is terminated by the Commerce Union parties without cause during the six-month period immediately following the merger, will be paid severance benefits based on their length of service with the Community First parties prior to the effective time of the merger and with the Commerce Union parties thereafter.

Commerce Union and Reliant Bank have agreed to assume and honor all written employment, severance, and change in control agreements between the Community First parties or their subsidiaries and any of their respective employees which are not terminated prior to or in connection with the consummation of the transactions contemplated by the merger agreement.

The Community First Parties have agreed to, prior to effective time of the merger, use their reasonable best efforts to cause to be canceled all underwater options to purchase Community First common stock outstanding on the date of the merger agreement.

Indemnification and Insurance

The merger agreement generally provides that, for a period of six years following the merger, Commerce Union will indemnify, defend, and hold harmless all current and former directors, officers, and employees of Community First and Community First Bank against any damages and expenses incurred in connection with any claim arising out of matters existing or occurring prior to the effective time of the merger and based on the fact that such individuals were directors, officers, or employees of Community First or Community First Bank (or was serving at the request of Community First or Community First Bank as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity), to the fullest extent these individuals would have been entitled to be indemnified, defended, and held harmless under applicable law and the charters and bylaws of Community First and Community First Bank as in effect as of the date of the merger agreement.

The merger agreement requires Commerce Union to maintain in effect for a period of six years after the merger Community First’s existing directors’ and officers’ and fiduciary liability insurance policies (or policies with a comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insureds) with respect to claims against those individuals covered by such existing policies arising from facts or events that occurred at or prior to the completion of the merger. However, Commerce Union is not required to spend annually for such insurance more than 110% of the most recent annual premiums paid by the Community First parties for such insurance, and if the cost of such insurance exceeds such amount, then Commerce Union will maintain policies of insurance which provide the maximum coverage available for such amount. In lieu of the foregoing, Community First, in consultation with Commerce Union, may (and, at Commerce Union’s request, will use its reasonable best efforts to) obtain at or prior to the effective time of the merger, at Commerce Union’s expense, a six-year “tail” policy under Community First’s existing directors’ and officers’ and fiduciary liability insurance policy providing equivalent coverage to that described in the preceding two sentences if such a policy can be obtained for an amount that, in the aggregate, does not exceed 250% of the most recent annual premiums paid by the Community First parties for their existing directors’ and officers’ and fiduciary liability insurance.

Hickman County Other Real Estate

The Community First parties have agreed in the merger agreement to use commercially reasonable efforts to enter a certain parcel of other real estate owned by Community First Bank and located in Centerville, Hickman County, Tennessee into the State of Tennessee’s Voluntary Cleanup, Oversight, and Assistance Program, to execute a Brownfield Voluntary Agreement with the Tennessee Department of Environment and Conservation covering this parcel of real property, and to obtain formal regulatory closure with respect to this parcel of real property as demonstrated by the Community First parties’ receipt of a no further action letter from the Tennessee Department of Environment and Conservation pursuant to such Brownfield Voluntary Agreement. The execution of such a Brownfield Voluntary Agreement and obtaining formal regulatory closure are not conditions to the parties’ obligations to close the transactions contemplated by the merger agreement.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to obtaining the governmental authority and other third party consents and approvals required for the transactions contemplated by the merger agreement; public statements or disclosures pertaining to the merger agreement or the transactions contemplated by the merger agreement; the preparation and filing of the registration statement and this joint proxy statement/prospectus; the authorization for listing on Nasdaq of the shares of Commerce Union common stock to be issued as merger consideration; and exemption from liability under Rule 16b-3 under the Exchange Act for acquisitions of Commerce Union common stock by Community First insiders.

Conditions to Consummation of the Merger

The respective obligations of Commerce Union, Merger Sub, Reliant Bank, Community First, and Community First Bank to consummate the merger are subject to the satisfaction or, to the extent permissible, waiver of certain conditions, including:

●	the approval of the Community First merger proposal by Community First’s shareholders;

●	the approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders;

●

the receipt of all required consents and approvals of governmental authorities (including the Federal Reserve and the TDFI) required to consummate the transactions contemplated by the merger agreement, without the imposition of any non-customary condition, restriction, or requirement material and adverse to the economic benefits of the operation of the combined company and its subsidiaries, and the expiration of all statutory waiting periods;

●

the absence of any order, decree, or injunction enjoining or prohibiting the merger, the second step merger, or the bank merger, and any action, suit, or proceeding seeking the same, and the absence of any law prohibiting or making illegal the consummation of the merger, the second step merger, or the bank merger;

●

the effectiveness of the registration statement, of which this joint proxy statement/prospectus is a part, under the Securities Act, and the absence of any stop order suspending its effectiveness, as well as the absence of any action, suit, or proceeding to suspend the effectiveness of the registration statement; and

●	the authorization of the shares of Commerce Union common stock to be issued as merger consideration to Community First shareholders for listing on Nasdaq.

The obligation of each of Community First and Community First Bank to consummate the merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

●

the accuracy of the representations and warranties of Commerce Union, Merger Sub, and Reliant Bank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the merger (except for representations and warranties that speak only as of the date of the merger agreement or another date), subject to the materiality standards provided for in the merger agreement;

●	the Commerce Union parties’ performance of and compliance with, in all material respects, their obligations and covenants in the merger agreement;

●

the Community First parties’ receipt of a certificate, dated as of the date of the closing of the merger, signed by the chief executive officer and chief financial officer of Commerce Union and Reliant Bank to the effect that the two conditions described immediately above have been satisfied; and

●

Community First’s receipt of an opinion from Bass Berry, dated as of the date of the closing of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The respective obligations of Commerce Union, Merger Sub, and Reliant Bank to consummate the merger are also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

●

the accuracy of the representations and warranties of Community First and Community First Bank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the merger (except for representations and warranties that speak only as of  the date of the merger agreement or another date), subject to the materiality standards provided for in the merger agreement;

●	the Community First parties’ performance of and compliance with, in all material respects, their obligations and covenants in the merger agreement;

●

the Commerce Union parties’ receipt of a certificate, dated as of the date of the closing of the merger, signed by the chief executive officer and chief financial officer of Community First and Community First Bank to the effect that the two conditions described immediately above have been satisfied;

●

Commerce Union’s receipt of an opinion from Butler Snow, dated as of the date of the closing of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

●	the Commerce Union parties’ receipt of evidence of written resignations from those individuals serving on the boards of directors of Community First and Community First Bank; and

●

the holders of no more than 7.5% of the outstanding shares of Community First common stock shall have perfected, and not effectively withdrawn or lost, their rights to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act.

There can be no assurance as to whether or when all of the conditions to consummation of the merger will be satisfied or, where permissible, waived.

Termination of the Merger Agreement

Generally. The merger agreement may be terminated as follows:

●	by mutual written agreement of Commerce Union, Merger Sub, Reliant Bank, Community First, and Community First Bank;

●

by the Commerce Union parties or the Community First parties, in the event that Community First’s shareholders do not approve the Community First merger proposal or Commerce Union’s shareholders do not approve the Commerce Union stock issuance proposal, provided that (i) in the case of termination by the Community First parties, Community First and its board of director have complied in all material respects with their obligations to call and hold the Community First special meeting and to recommend and solicit approval of the merger agreement by Community First’s shareholders and (ii) in the case of termination by the Commerce Union parties, Commerce Union and its board of director have complied in all material respects with their obligations to call and hold the Commerce Union special meeting and to recommend and solicit approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders;

●

by the Commerce Union parties or the Community First parties, in the event that any consent, approval, or waiver from the Federal Reserve, the TDFI, or the United States Department of Justice required in connection with the consummation of the transactions contemplated by the merger agreement has been denied by final and non-appealable action of such governmental authorities or any application for any such consent, approval, or waiver has been permanently withdrawn at the request of any such governmental authority, provided the denial or withdrawal is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;

●

by the Commerce Union parties or the Community First parties, in the event that any court or other governmental authority of competent jurisdiction has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the merger agreement, provided that the action of such governmental authority is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;

●

by the Commerce Union parties or the Community First parties, in the event the merger is not consummated by August 31, 2018, provided that the failure to consummate the merger by such date is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;

●	by the Commerce Union parties:

-

in the event of a breach of the merger agreement by Community First or Community First Bank, if the breach (individually or in the aggregate with all other breaches) would, if occurring on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of August 31, 2018, and 30 days after written notice to the breaching party of the breach (provided that the Commerce Union parties are not in material breach of the merger agreement) (which we refer to as a “Commerce Union material breach termination”);

-

in the event that, prior to the approval of the Community First merger proposal by Community First’s shareholders, (i) the Community First parties materially breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the Community First special meeting and recommending and soliciting approval of the merger agreement by Community First’s shareholders or (ii) the Community First board of directors does not recommend in this joint proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Community First’s shareholders or, after having made such recommendation, subsequently makes a Community First change of recommendation;

-

in the event of a third-party tender or exchange offer for 20% or more of any class or series of outstanding shares of Community First stock is commenced and Community First’s board of directors recommends that Community First shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Community First shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act;

●	by the Community First parties:

-

in the event of a breach of the merger agreement by Commerce Union, Merger Sub, or Reliant Bank, if the breach (individually or in the aggregate with all other breaches) would, if occurring on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of August 31, 2018, and 30 days after written notice to the breaching party of the breach (provided that the Community First parties are not in material breach of the merger agreement);

-

at any time prior to the approval of the Community First merger proposal by Community First’s shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that the Community First parties have not materially breached their obligations under the merger agreement relative to acquisition proposals or calling and holding the Community First special meeting and recommending and soliciting approval of the merger agreement by Community First’s shareholders;

-

in the event that, prior to the approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders, the Commerce Union board of directors (i) submits the Commerce Union stock issuance proposal to Commerce Union’s shareholders without a recommendation for approval or, after having made such recommendation, subsequently makes a Commerce Union change of recommendation or (ii) materially breaches the provisions of the merger agreement relating to the calling and holding of the Commerce Union special meeting or recommending and soliciting approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders; or

-

in the event that both (i) the average closing price of Commerce Union’s common stock for the 15 consecutive trading day period ending on and including the fifth business day prior to the closing date for the merger is less than $19.52 and (ii) the quotient resulting from dividing the average closing price of Commerce Union’s common stock for the same 15-day period by the average closing price of Commerce Union’s common stock for the 15 consecutive trading day period ending on and including August 22, 2017 ($24.60) is less than the difference between (1) the quotient resulting from dividing the closing index value for the SNL U.S. Bank Index on the fifth business day prior to the closing date for the merger by the closing index value for the SNL U.S. Bank Index on August 22, 2017 minus (2) 0.20.

Effect of Termination. Generally, and except as discussed below, if the merger agreement is terminated, the parties will have no further liability or obligations under the merger agreement, provided that (i) certain designated provisions of the merger agreement will survive termination, including those relating to the confidentiality of information shared by the parties pursuant to the merger agreement, public statements or disclosures pertaining to the merger agreement or the transactions contemplated by the merger agreement, the payment of termination fees described below, and the payment of costs and expenses associated with the transactions contemplated by the merger agreement, and (ii) the termination of the merger agreement will not release a party from any liability for fraud or any willful or intentional breach of the merger agreement.

Termination Fees. The Community First parties will be required to pay the Commerce Union parties a termination fee of $2,100,000:

●

in the event of a Commerce Union material breach termination, if at or before the Community First special meeting the Community First Parties receive a bona fide acquisition proposal that is not withdrawn prior to the date of termination of the merger agreement and within 12 months of the date of termination Community First enters into a definitive agreement with respect to or consummates an acquisition proposal, whether or not the same acquisition proposal first mentioned above (for this purpose, references to “20%” in the definition of the term “acquisition proposal” will be deemed to be references to “50%”);

●

in the event the Commerce Union parties terminate the merger agreement because, prior to the approval of the merger agreement by Community First’s shareholders, (i) the Community First parties materially breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the Community First special meeting and recommending and soliciting approval of the merger agreement by Community First’s shareholders or (ii) the Community First board of directors does not recommend in this joint proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Community First’s shareholders or, after having made such recommendation, subsequently makes a Community First change of recommendation;

●

in the event the Commerce Union parties terminate the merger agreement because Community First’s board of directors recommends that Community First shareholders tender their shares in a third-party tender or exchange offer for 20% or more of any class or series of outstanding shares of Community First stock or otherwise fails to recommend that Community First shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

●	in the event the Community First parties terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

The above-described termination fee payable by the Community First parties could discourage other companies from seeking to acquire or merge with the Community First parties prior to completion of the merger and could cause the Community First parties to reject any acquisition proposal from a third party which does not take into account the termination fee.

The Commerce Union parties will be required to pay the Community First parties a termination fee of $2,100,000 in the event the Community First parties terminate the merger agreement because, prior to the approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders, the Commerce Union board of directors (i) submits the Commerce Union stock issuance proposal to Commerce Union’s shareholders without a recommendation for approval or makes a Commerce Union change of recommendation or (ii) materially breaches the provisions of the merger agreement relating to the calling and holding of the Commerce Union special meeting or recommending and soliciting approval of the Commerce Union stock issuance proposal by Commerce Union’s shareholders.

Amendment and Waiver

The merger agreement may be amended at any time by a written instrument executed by each of the parties. However, notwithstanding the foregoing, after the approval of the Commerce Union stock issuance proposal by the shareholders of Commerce Union or approval of the Community First merger proposal by the shareholders of Community First, the merger agreement cannot be amended without the further approval of Commerce Union shareholders or Community First shareholders, as applicable, if such amendment requires further approval of such shareholders under applicable law. Any provision of the merger agreement may be waived by the party or parties entitled to the benefits of that provision, if the waiver is in writing and executed by the party or parties granting the waiver.

Governing Law

The merger agreement is governed by Tennessee law.

Expenses

The merger agreement provides generally that each party will pay its own expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. This includes fees and expenses of legal counsel, accountants, and other professional advisors. However, the parties agreed in the merger agreement that the cost of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC in connection with the transactions contemplated by the merger agreement will be borne equally by the Commerce Union parties, on one hand, and the Community First parties, on the other hand.

Specific Performance

The merger agreement provides that its terms may be specifically enforced by the parties, without limitation of any other remedies that may be available to the parties.

INFORMATION ABOUT COMMERCE UNION

Commerce Union is a bank holding company registered under the Bank Holding Company Act, which has elected to become a “financial holding company” thereunder. Commerce Union wholly owns both Merger Sub and Reliant Bank. The primary activity of Commerce Union currently is the ownership and operation of Reliant Bank, which operates its main office and seven branches in Davidson, Robertson, Sumner, and Williamson counties in Tennessee. Additionally, Reliant Bank operates mortgage production offices in Hendersonville, Tennessee, and Timonium, Maryland and loan and deposit production offices in Murfreesboro and Chattanooga, Tennessee.

Commerce Union’s principal executive offices are located at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, and its telephone number is (615) 221-2020. The company’s website is www.reliantbank.com. References to the Reliant Bank website and information contained therein is not, and you must not consider that information to be, a part of this joint proxy statement/prospectus.

2015 Merger of Commerce Union and Legacy Reliant Bank

On April 1, 2015, legacy Reliant Bank, or Legacy Reliant Bank, merged with and into Commerce Union Bank, with Commerce Union Bank surviving the merger and later changing its name to “Reliant Bank.” After this merger was completed, Commerce Union’s legacy shareholders owned approximately 44.5% of the common stock of the combined company and Legacy Reliant Bank’s shareholders owned approximately 55.5% of the common stock of the combined company on a fully diluted basis. We refer to this merger as the “2015 merger.”

The 2015 merger was accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10 Business Combinations. As such, for accounting purposes, Legacy Reliant Bank was considered to be acquiring Commerce Union in this transaction. As a result, the financial statements of Commerce Union prior to the 2015 merger are the historical financial statements of Legacy Reliant Bank. The assets and liabilities of Commerce Union as of the effective date of the merger were recorded at their respective estimated fair values and added to those of Legacy Reliant Bank. Any excess of purchase price over the net estimate fair values of the acquired assets and assumed liabilities of Commerce Union were allocated to all identifiable intangibles assets. Any remaining excess was then allocated to goodwill.

In periods following the 2015 merger, the comparative historical financial statements of the company are those of Legacy Reliant Bank prior to the 2015 merger. These consolidated financial statements include the results attributable to the operations of Commerce Union beginning on April 1, 2015.

Private Placement

On August 22, 2017, Commerce Union entered into securities purchase agreements with certain investors pursuant to which Commerce Union issued and sold 1,137,000 shares of Commerce Union common stock at a purchase price of $22.00 per share for aggregate net proceeds of approximately $23.2 million. Commerce Union intends to use the net proceeds from the sale of the common stock under the securities purchase agreements for general corporate purposes and to support continued growth.

The offer and sale of the shares under the securities purchase agreements did not involve a public offering of the shares offered hereby and were exempt from the registration requirements of the Securities Act under Section 4(a)(2) of the Securities Act and Regulation D of the SEC promulgated thereunder.

DESCRIPTION OF COMMERCE UNION CAPITAL STOCK

General

Commerce Union is authorized by its charter to issue a maximum of 30,000,000 shares of common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. As of November 3, 2017, there were 9,022,098 shares of Commerce Union common stock issued and outstanding and no shares of preferred stock issued and outstanding. There were approximately 529 holders of record of Commerce Union common stock as of November 3, 2017. The number of record holders does not include DTC participants or beneficial owners holding shares through nominee names.

As of the date hereof, approximately 2,700,000 shares of Commerce Union common stock as are required to be issued pursuant to the merger agreement were reserved for issuance in accordance with the merger agreement and approximately 1,340,288 shares of Commerce Union common stock were reserved for issuance upon the exercise of outstanding stock options under various Commerce Union employee stock option plans. There are no other shares of capital stock of Commerce Union authorized, issued, or outstanding.

The following is a summary of certain rights and provisions of Commerce Union’s capital stock. You are urged to read the Commerce Union charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 129.

Common Stock

Voting Rights.

The holders of Commerce Union common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting.

Dividend Rights and Limitations on Payment of Dividends.

Holders of Commerce Union common stock are entitled to dividends when, as and if declared by the Commerce Union board of directors out of funds legally available for that purpose. Commerce Union currently expects to continue to pay (when, as and if declared by the Commerce Union board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends on Commerce Union common stock; however, there can be no assurance that Commerce Union will continue to pay dividends in the future. Future dividends on Commerce Union common stock will depend upon earnings, liquidity, and capital requirements, the general economic and regulatory climate, Commerce Union’s ability to service any equity or debt obligations senior to Commerce Union common stock, and other factors deemed relevant by the Commerce Union board of directors.

As a holding company, Commerce Union is ultimately dependent upon its subsidiary, Reliant Bank, to provide funding for its operating expenses, debt service, and dividends. Various banking laws and regulations applicable to Reliant Bank limit the payment of dividends and other distributions by Reliant Bank to Commerce Union, and these laws and regulations may limit Commerce Union’s ability to pay dividends on Commerce Union common stock. Additionally, at the effective time of the merger, Commerce Union will assume Community First’s payment obligations with respect to certain subordinated debentures. If these payment obligations are not made or are suspended, Commerce Union would be prohibited from paying dividends on Commerce Union common stock in the future. Additionally, bank regulatory authorities could impose administratively stricter limitations on the ability of Reliant Bank to pay dividends to Commerce Union if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Board of Directors. The business of Commerce Union is controlled by a board of directors, which is elected by a plurality vote of the common shareholders. Commerce Union’s board of directors is divided into three classes, with each director elected for a three year term until the election of his or her successor, subject to such director’s earlier death, resignation, or removal from office. No shareholder has the right to cumulative voting with respect to the election of directors. The merger agreement provides that, prior to or at the effective time of the merger, each of Commerce Union and Reliant Bank (and its respective board of directors) will take all action required to set its board of directors at 14 members and to elect or appoint Robert E. (Brown) Daniel, Louis E. Holloway, and Ruskin A. Vest (Mr. Daniel and Mr. Vest are currently members of the boards of directors of Community First and Community First Bank) to its board of directors effective as of or immediately following the effective time of the merger.

Liquidation Rights. In the event of Commerce Union’s liquidation, dissolution, or winding-up, holders of Commerce Union common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

Conversion and Subscription Rights. The holders of shares have no conversion, preemptive, or other subscription rights.

Liability to Further Calls or to Assessments. The shares are not subject to liability for further calls or to assessments by Commerce Union.

Transfer Agent. The transfer agent and registrar for Commerce Union common stock is American Stock Transfer & Trust Company, LLC.

Nasdaq Listing. Commerce Union common stock is listed on the Nasdaq Capital Market under the symbol “CUBN.”

Preferred Stock

No shares of Commerce Union preferred stock are outstanding. The board of directors of Commerce Union may, without further action by the Commerce Union shareholders, issue one or more series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights may be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Commerce Union because Commerce Union’s charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Commerce Union’s charter does not have special requirements for transactions with interested parties; however, under the Tennessee Business Corporation Act, with exceptions, all mergers and similar transactions must be approved by a majority of Commerce Union’s board of directors and a majority of the shares entitled to vote.

The Tennessee Business Combination Act applies to Commerce Union, because neither Commerce Union’s charter nor its bylaws expressly provides that the c company shall not be subject to the act as is required under the act.

The Tennessee Greenmail Act applies to a Tennessee corporation, such as Commerce Union, that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Commerce Union may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Commerce Union or Commerce Union makes an offer, of at least equal value per share, to all shareholders of such class.

Certain Protective Provisions

General

Commerce Union’s charter and bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of the Commerce Union board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of Commerce Union common stock.

The following briefly summarizes protective provisions that are contained in Commerce Union’s charter and bylaws and which are provided by the Tennessee Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to the Commerce Union charter and bylaws and the statutory provisions contained in the Tennessee Business Corporation Act.

Staggered Board of Directors

Commerce Union’s charter and bylaws provide that the board of directors is divided into three classes of approximately equal size with staggered three-year terms. This classification of the Commerce Union board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Commerce Union.

Authorized but Unissued Stock

The authorized but unissued shares of Commerce Union common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of Commerce Union common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Commerce Union by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the company’s management.

Removal of Directors and Filling Vacancies

Commerce Union’s charter and bylaws provide that a director may be removed from office prior to the expiration of such director’s term only for cause at a meeting called for such purpose. This provision could reduce the likelihood that the shareholders are able remove a member of the Commerce Union board of directors. Additionally, Commerce Union’s bylaws provide that all vacancies on the board may be filled by the board of directors for the unexpired term, giving the board the ability to appoint directors to serve for a limited period of time without shareholder approval.

Advance Notice Requirements for Shareholder Proposals

Commerce Union’s bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit certain information regarding the proposal, together with the proposal itself, to the Commerce Union corporate secretary in advance of the annual meeting. Shareholders submitting proposals for inclusion in the company’s proxy statement must comply with the proxy rules under the Exchange Act. Commerce Union may reject a shareholder proposal that is not made in accordance with such procedures. These provisions could reduce the likelihood that shareholders submit proposals for matters to be considered at annual or special meetings of Commerce Union shareholders.

Certain Nomination Requirements

Pursuant to Commerce Union’s bylaws, Commerce Union has established certain nomination requirements for an individual to be elected as a director at any annual or special meeting of the shareholders, including that the nominating party provide the company within a specified time prior to the meeting: (i) certain identifying information about any person who the shareholder proposes to nominate for election as a director, including information relating to such person that is required to be disclosed under the Exchange Act in solicitations of proxies for elections of directors, and (ii) certain identifying information about the shareholder making the nomination. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the Commerce Union board of directors.

Business Combinations with Interested Shareholders

The Tennessee business combinations statute provides that a 10% or greater shareholder of a Tennessee corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose charter contains a provision electing not to be covered by the law. The Commerce Union charter does not contain such a provision. An amendment of the Commerce Union charter to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Registrar and Transfer Agent

The registrar and transfer agent for Commerce Union common stock is American Stock Transfer & Trust Company, LLC.

COMPARATIVE RIGHTS OF COMMERCE UNION AND COMMUNITY FIRST SHAREHOLDERS

Commerce Union and Community First are incorporated under the laws of the State of Tennessee. The shareholders of Community First common stock, whose rights are governed by Tennessee law, the charter of Community First, and the bylaws of Community First, will become holders of Commerce Union common stock upon the exchange of their shares of Community First common stock for shares of Commerce Union common stock at the effective time pursuant to the merger. Accordingly, their rights as such will be governed by Tennessee law, the Commerce Union charter, and the Commerce Union bylaws.

The summary below is a description of the material differences between the rights of Community First shareholders and Commerce Union shareholders under their respective governing documents and the Tennessee Business Corporation Act.

RIGHTS	COMMERCE UNION BANCSHARES, INC. SHAREHOLDER RIGHTS	COMMUNITY FIRST, INC. SHAREHOLDER RIGHTS

Voting Rights	The holders of Commerce Union common stock are entitled to one vote per share on all matters presented for a shareholder vote. Commerce Union shareholders are not entitled to cumulative voting.

Each outstanding share of Community First common stock is entitled to one vote on each matter voted to be voted on by the shareholders. Holders of Community First preferred stock are entitled to one vote for each such share on matters on which holders of preferred stock are entitled to vote.  Cumulative voting is not permitted for any purpose.

Description of Common Stock

Commerce Union’s charter authorizes the issuance of 30,000,000 shares of Commerce Union common stock. In the event of Commerce Union’s liquidation, dissolution, or winding-up, holders of Commerce Union common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, all liabilities, and any liquidation preferences of any outstanding shares of preferred stock.

Community First’s charter authorizes the issuance of issue 10,000,000 shares of Community First common stock, no par value. In the event of dissolution, liquidation, or winding up of the affairs of Community First, whether voluntary of involuntary, after payment or provision for the payment of the debts and other liabilities of Community First and after making provision for the holders of each series of preferred stock, if any, the remaining assets and funds of the Community First, if any, shall be divided among and paid ratably to the holders of the Community First common stock.

Description of Preferred Stock

Commerce Union’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock, par value $1.00 per share. The board of directors may, by resolution, issue one or more series of preferred stock and set forth the designation and preferences, limitations, and relative rights of such series without shareholder approval. Commerce Union has no shares of preferred stock outstanding.

Community First has the authority to issue 2,500,000 shares of preferred stock, no par value per share. The preferred stock may be issued by the Community First board of directors from time to time in one or more series and in such amounts as may be determined by the board of directors. The board of directors has the ability through resolution to determine the rights and restrictions of one or more series of preferred stock. Community First has no shares of preferred stock issued and outstanding.

Number of Shares of Outstanding Common Stock before the Merger	9,022,098 shares of Commerce Union common stock were issued and outstanding as of the last practicable date prior to the date of this joint proxy statement/prospectus.	5,025,884 shares of Community First common stock were issued and outstanding as of the last practicable date prior to this joint proxy statement/prospectus.

Number of Shares of Outstanding Common Stock after the Merger	Immediately after the merger, Commerce Union will have approximately 11,439,548 shares of Commerce Union common stock outstanding.	Immediately after the merger, Community First will not have any shares of any class of capital stock issued or outstanding.

Estimated Voting Percentage of Commerce Union and Community First Shareholders with respect to Commerce Union Common Stock after the Merger

On a non-diluted basis, based on the number of shares of Commerce Union common stock outstanding, as of the last practicable date prior to this joint proxy statement/prospectus, if the merger was completed today, current Commerce Union shareholders would own approximately 79% of the outstanding shares of the combined company.

On a non-diluted basis, based on the number of shares of Community First common stock currently outstanding, as of the last practicable date prior to this joint proxy statement/prospectus, if the merger was completed today, current Community First shareholders would own approximately 21% of the outstanding shares of the combined company.

Rights of Holders of Stock Subject to Future Issuances of Stock	The rights of holders of Commerce Union common stock may be affected by the future issuance of Commerce Union common stock or preferred stock.	The rights of holders of Community First common stock may be affected by the future issuance of Community First common or preferred stock.

Preemptive Rights	Commerce Union’s charter does not provide for preemptive rights for Commerce Union common stock.	Community First’s charter provides that holders of Community First common stock shall not be entitled to preemptive rights.

Special Meeting of Shareholders

Commerce Union’s charter allows special meetings of the shareholders to be called by the holder(s) of 20% or more of the issued and outstanding shares of voting stock of Commerce Union in the manner prescribed in the bylaws of Commerce Union. Commerce Union’s bylaws provide that special meetings of the shareholders of Commerce Union may be called by (i) the Chairman of the board of directors, (ii) the President or Chief Executive Officer, (iii) a majority of the board of directors, or (iv) the holders of 20% or more of the outstanding shares of voting stock of Commerce Union.

Moreover, Commerce Union’s bylaws provide that if a shareholder calls a special meeting, the request for the meeting shall: (i) be in writing, (ii) specify the general nature of the business proposed to be transacted, and (iii) be delivered to the Secretary of Commerce Union.

Community First’s bylaws provide that a special meeting of shareholders will be held only on the call of the board of directors or if the holders of at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to Community First’s secretary one or more written demands for the meeting describing the purpose or purposes for which such special meeting is to be held, including all statements necessary to make any statement of such purpose not incomplete, false, or misleading, and include any other information specified in Schedule 14A, Rule 14a-3, Rule 14a-8, or Rule 14a-11 (or such successor schedules or rules) of the rules and regulations of the SEC. Only business within the purpose or purposes described in the meeting notice may be conducted at a special meeting.

Election, Size, and Classification of Board of Directors

Commerce Union’s bylaws provide that the board of directors shall consist of at least five but no more than 25 individuals. The number of members of the board of directors may from time to time be fixed or changed, within the range set forth above, by resolution of the board of directors. Directors are elected annually at the annual meeting of the shareholders by a plurality of the votes cast by those shares entitled to vote for the election of directors, assuming the presence of a quorum at the meeting.

The terms of the board of directors are staggered by dividing the total number of directors into three classes, designated as Class I, Class II, and Class III, with the number of directors in each class to be as equal in number as possible.

Commerce Union’s board of directors presently consists of eleven individuals; and the merger agreement provides that, prior to or at the effective time of the merger, each of Commerce Union and Reliant Bank (and its respective board of directors) will take all action required to set its board of directors at fourteen members and to elect or appoint Robert E. (Brown) Daniel, Louis E. Holloway, and Ruskin A. Vest (Mr. Daniel and Mr. Vest are currently members of the boards of directors of Community First and Community First Bank) to its board of directors effective as of or immediately following the effective time of the merger.

Community First’s bylaws provide that unless otherwise provided in the charter, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Both the bylaws and the charter of Community First state that the board of directors will consist of not less than three nor more than 25 directors, the exact number of directors may be fixed, changed, or determined from time to time by the board of directors. The directors are divided into three classes, designated Class I, Class II and Class III, with each consisting, as nearly as may be possible, of one-third of the total number of directors.

Vacancies on the Board of Directors

The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

Commerce Union’s bylaws state that in the event of a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or a vacancy resulting from the removal of a director for any reason or a director’s resignation, (a) the shareholders may fill the vacancy, (b) the board of directors may fill the vacancy, or (c) if the directors remaining in office constitute fewer than a quorum of the board of directors, the directors remaining in office may fill the vacancy by the affirmative vote of a majority of such directors.

The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

Community First’s bylaws provide that, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors or a vacancy resulting from the removal of a director with or without cause, either the shareholders or the board of directors may fill such vacancy. If the vacancy is filled by the shareholders, it will be filled by a plurality of the votes cast at a meeting at which a quorum is present. If the directors remaining in office constitute fewer than a quorum of the board of directors, they may fill such vacancy by the affirmative vote of a majority of all the directors remaining in office.

Removal of Directors

The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Commerce Union’s charter provides that a director may be removed by the shareholders of Commerce Union only for cause and in accordance with the bylaws. Commerce Union directors may also be removed for cause by the vote of a majority of the board of directors at a meeting called for such purpose. The notice of any such meeting, whether of the shareholders of Commerce Union or the directors, must state that the purpose of the meeting is the removal of one or more directors.

The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Community First’s charter states that the shareholders of the company may remove one or more directors with or without cause. Any or all directors may be removed for cause by a vote of a majority of the entire board of directors. A director may be removed by the shareholders or directors only at a meeting called for that purpose, and the notice of the meeting must state the purpose, or one of the purposes, of the meeting is removal of one or more directors.

Indemnification

Commerce Union’s charter provides that Commerce Union shall indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the Tennessee Business Corporation Act. Commerce Union may purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, and employees, in each case to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations.

Community First’s charter provides that Community First shall indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) because he or she is or was a (1) director or officer or (2) is or was serving at the request of Community First as a director, officer, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, including service on a committee formed for any purpose, against all expense, liability, and loss, actually and reasonably incurred or suffered in connection with such action, suit, or proceeding, to the fullest extent permitted by applicable law. Such indemnification may include advancement of expenses in advance of final disposition of such action, suit, or proceeding, subject to the provision of any applicable statute.

Personal Liability of Directors

The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends), as amended.

Commerce Union’s charter provides that no director of Commerce Union shall be personally liable to Commerce Union or its shareholders for monetary damages for breach of any fiduciary duty as a director with the only exceptions being those listed in Section 48-18-302 of the Tennessee Business Corporation Act (above) .

Any amendment to this provision in the Commerce Union Amended and Restated Charter may not be amended by the shareholders of Commerce Union without the affirmative vote of at least two-thirds of all votes entitled to be cast on the amendment or the affirmative vote of two-thirds of the members of the board of directors and a majority of all shareholder votes entitled to be cast on the amendment. If any such amendment to this provision of the Commerce Union charter is approved, whether by the shareholders or the board of directors, such amendment shall be prospective only and shall not adversely affect the limitation of the personal liability of any director with respect to actions or omissions occurring prior to the effective date of such charter amendment.

The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends), as amended.

Community First’s charter provides that to the fullest extent permitted by the Tennessee Business Corporation Act, a director of Community First shall not be liable to Community First or its shareholders for monetary damages for breach of fiduciary duty as a director. If the Tennessee Business Corporation Act or any successor statute is amended after adoption of this provision to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Community First shall be eliminated or limited to the fullest extent permitted by the Tennessee Business Corporation Act, as so amended from time to time, or such successor statute. Any repeal or modification of the personal liability of directors section of the charter by the shareholders of Community First shall not affect adversely any right or protection of a director of Community First existing at the time of such repeal or modification or with respect to events occurring prior to such time.

Dissenters’ Rights

The Tennessee Business Corporation Act provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Commerce Union common stock, which are listed on a national exchange.

The Tennessee Business Corporation Act provides dissenters rights to shareholders of a company proposing a merger, share exchange or a sale of substantially all of the assets of the company allowing shareholders to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions. The parties have determined that Community First’s shareholders have the right to dissent from this merger.

Votes on Extraordinary Corporate Transactions

Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of Commerce Union’s assets, a merger of Commerce Union with and into another corporation, or a share exchange involving one or more classes or series of Commerce Union’s shares or a dissolution of Commerce Union must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of Community First ’s assets, a merger of Community First with and into another corporation, or a share exchange involving one or more classes or series of Community First ’s shares or a dissolution of Community First must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Community First’s charter and bylaws contain no other specific provision.

Consideration of other Constituencies

The Tennessee Business Corporation Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

The Tennessee Business Corporation Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

Community First’s charter and bylaws contain no other specific provision.

Amendment of Charter

The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

Commerce Union’s charter provides that it may be amended by the shareholders of Commerce Union only by the affirmative vote of a majority of all votes entitled to be cast on the amendment, unless a greater vote is expressly required by Commerce Union’s charter or by the Tennessee Business Corporation Act.

The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

Community First’s charter provides that no amendment, addition, alteration, change or repeal of the charter may be made by the board of directors or shareholders of Community First , except in the manner consistent with the laws of the State of Tennessee.

Amendment of Bylaws

Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

Commerce Union’s charter provides that the bylaws of Commerce Union may be amended by the shareholders of Commerce Union only by the affirmative vote of a majority of all votes entitled to be cast on the amendment, unless a greater vote is required by the Tennessee Business Corporation Act. The bylaws of Commerce Union may be amended by the board of directors of Commerce Union to the fullest extent permitted by the Tennessee Business Corporation Act; provided, however, that any amendment of the bylaws of Commerce Union by the board of directors must be approved by the affirmative vote of a majority of the members of the board of directors, unless a greater vote is required by the Tennessee Business Corporation Act.

Under the Tennessee Business Corporation Act, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

Community First’s bylaws provide that it may be altered, amended, repealed, or restated, and new bylaws may be adopted, at any meeting of the shareholders by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, or by the affirmative vote of three-fourths of the members of the board of directors who are present at any regular or special meeting.

Business Combinations Involving Interested Shareholders

The Tennessee Business Combination Act generally prohibits a “business combination” by Commerce Union or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Commerce Union or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Commerce Union’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Commerce Union’s stock.

Commerce Union’s charter does not have special requirements for transactions with interested parties.

The Tennessee Business Combination Act generally prohibits a “business combination” by Community First or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Community First or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Community First’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Corporation Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Community First stock.

Community First’s charter does not have special requirements for transactions with interested parties.

Shareholder Right to Make Proposals and to Nominate Directors

Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

According to Commerce Union’s bylaws, in order for business to be properly brought before an annual meeting by a shareholder, the shareholder must, in addition to any other applicable requirement, give timely notice in proper form to the Secretary of Commerce Union. Moreover, the shareholder must be compliant with Rule 14A of the Exchange Act.

Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

According to Community First’s bylaws, for a proposal to be properly brought before an annual meeting by a shareholder the shareholder must have given timely notice thereof in writing to the secretary of Community First in proper form. Additionally, the shareholder must comply with Rule 14A of the Exchange Act.

COMMERCE UNION PROPOSALS

Commerce Union Proposal No. 1 – Stock Issuance Proposal

Commerce Union is asking its shareholders to approve the issuance of shares of Commerce Union common stock in connection with the merger pursuant to the merger agreement. Holders of Commerce Union common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendixes and the documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information concerning the merger agreement and the mergers, the bank merger, and the other transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Commerce Union board of directors adopted the merger agreement and approved the mergers, the bank merger, and the issuance of Commerce Union common stock in the merger pursuant to the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the mergers, the bank merger, and the share issuance, to be advisable and in the best interests of Commerce Union. See “The Merger— Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Commerce Union board of directors’ recommendation.

Commerce Union’s board of directors recommends a vote “FOR” the Commerce Union stock issuance proposal.

Commerce Union Proposal No. 2 – Adjournment Proposal

If there are not sufficient votes to constitute a quorum at the time of the Commerce Union special meeting, the Commerce Union special meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the Commerce Union board of directors is not required to fix a new record date to determine the Commerce Union shareholders entitled to vote at the adjourned Commerce Union special meeting. At the adjourned Commerce Union special meeting, any business may be transacted which might have been transacted at the Commerce Union special meeting. If the Commerce Union board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original Commerce Union special meeting. If a new record date is fixed, notice of the adjourned Commerce Union special meeting shall be given as in the case of the original Commerce Union special meeting.

In order to allow proxies that have been received at the time of the Commerce Union special meeting to be voted for an adjournment, if necessary, the Commerce Union adjournment proposal will be submitted to the Commerce Union shareholders as a separate matter for their consideration. If approved, the Commerce Union adjournment proposal will authorize the holder of any proxy solicited by the Commerce Union board of directors to vote in favor of adjourning the Commerce Union special meeting and any later adjournments. If the Commerce Union shareholders approve the Commerce Union adjournment proposal, Commerce Union could adjourn the Commerce Union special meeting and use the additional time to solicit additional proxies to gain a quorum for the Commerce Union special meeting and/or to approve the Commerce Union stock issuance proposal, including the solicitation of proxies from Commerce Union shareholders who previously have voted against the Commerce Union stock issuance proposal. Among other things, approval of the Commerce Union adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the Commerce Union stock issuance proposal have been received, Commerce Union could adjourn the Commerce Union special meeting without a vote on the Commerce Union stock issuance proposal or amended and seek to convince the holders of those shares to change their votes to votes in favor of the Commerce Union stock issuance proposal.

Commerce Union’s board of directors recommends that Commerce Union shareholders vote “FOR” Commerce Union adjournment proposal.

Commerce Union Proposal No. 3- Charter Amendment

At the Commerce Union special meeting, holders of Commerce Union common stock will be asked to approve Articles of Amendment to the Amended and Restated Charter of Commerce Union Bancshares, Inc. (which we refer to as the “articles of amendment”). A copy of the articles of amendment is attached to this joint proxy statement/prospectus as Appendix E. The articles amendment will amend the company’s charter to change its name from Commerce Union Bancshares, Inc. to “Reliant Bancorp, Inc.”

The board of directors of Commerce Union has adopted and approved the articles of amendment to allow for better brand recognition of Reliant Bank’s products and services by aligning the names of the bank subsidiary and the parent corporation. This proposal is not contingent on the approval of the Commerce Union stock issuance proposal.

The affirmative vote of holders of a majority of the shares of Commerce Union’s common stock having voting power outstanding on the record date for the Commerce Union special meeting is required to approve the amendment to the Commerce Union charter amendment proposal.

Commerce Union’s board of directors recommends that Commerce Union’s shareholders vote “FOR” the Commerce Union charter amendment proposal.

INFORMATION ABOUT COMMUNITY FIRST

Community First, Inc., a bank holding company registered under the laws of the United States, is a Tennessee corporation that was incorporated on April 9, 2002. Community First is the parent company of Community First Bank, a Tennessee state-chartered bank, and owns all of the voting shares of Community First Bank. In this joint proxy statement/prospectus we sometimes refer to Community First and Community First Bank collectively as the “Community First parties.” Community First Bank commenced business on May 18, 1999 and conducts banking activities from its main office and two branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Centerville, Tennessee, one branch office in Lyles, Tennessee and one branch office in Thompson Station, Tennessee. Community First also operates seven automated teller machines in Maury County, Tennessee, one automated teller machine in Williamson County, Tennessee and two automated teller machines in Hickman County, Tennessee.

As of June 30, 2017, Community First’s total assets were approximately $479.6 million, and it had total deposits of approximately $426.3 million and total shareholders’ equity of approximately $32.6 million. Community First’s common stock is traded locally among individuals and is not currently listed on any securities market.

Additional information about Community First and its subsidiaries is included in Appendix F to this joint proxy statement/prospectus.

COMMUNITY FIRST PROPOSALs

Community First Proposal No. 1 – The Merger Proposal

Community First is asking its shareholders to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger. Community First shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendixes and the documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information concerning the merger agreement, the mergers, the bank merger and the other transaction contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Community First board of directors determined that the transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of Community First and its shareholders. Please see “The Merger—Community First’s Reasons for the Merger; Recommendation of the Community First Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Community First board of directors’ recommendation.

Holders of Community First common stock who comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act are entitled to dissent from the merger and receive payment of the fair value of their shares of Community First common stock if the merger is consummated. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this joint proxy statement/prospectus. Please see the section entitled “The Merger—Dissenters’ Rights” beginning on page 81 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Community First before the vote is taken and the shareholder does not vote in favor of the Community First merger proposal.

The Community First board of directors unanimously recommends that Community First shareholders vote “FOR” the Community First merger proposal.

Community First Proposal No. 2 – Compensation Proposal

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act, Community First is seeking non-binding, advisory approval from its shareholders of the compensation of Community First’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of Community First’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Community First’s Named Executive Officers in Connection with the Merger.” The proposal gives Community First shareholders the opportunity to express their views on the merger-related compensation of Community First’s named executive officers. Accordingly, Community First is requesting its shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Community First’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Community First’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Community First’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Commerce Union or Community First. If the merger is completed, the merger-related compensation may be paid to Community First’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Community First shareholders fail to approve the advisory resolution regarding merger-related compensation.

The Community First board of directors unanimously recommends that Community First shareholders vote “FOR” the Community First compensation proposal.

Community First Proposal No. 3 – Adjournment Proposal

The Community First special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Community First merger proposal.

If, at the Community First special meeting, the number of shares of Community First common stock present or represented by proxy and voting in favor of the Community First merger proposal is insufficient to approve such proposal, Community First intends to move to adjourn the Community First special meeting in order to solicit additional proxies for the approval and adoption of the merger agreement.

In this proposal, Community First is asking its shareholders to authorize the holder of any proxy solicited by the Community First board of directors on a discretionary basis to vote in favor of adjourning the Community First special meeting to another time and place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies, including the solicitation of proxies from Community First shareholders who have previously voted.

Except as required by the Tennessee Business Corporation Act or Community First’s amended and restated bylaws, the Community First board of directors is not required to fix a new record date to determine the Community First shareholders entitled to vote at the adjourned Community First special meeting. At the adjourned Community First special meeting, any business may be transacted which might have been transacted at the Community First special meeting. If the Community First board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original special meeting. If a new record date is fixed, notice of the adjourned special meeting shall be given as in the case of an original special meeting.

The Community First board of directors unanimously recommends that Community First shareholders vote “FOR” the Community First adjournment proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF COMMUNITY FIRST

Persons and groups beneficially owning more than 5% of Community First common stock are required under federal securities laws to file certain reports with the SEC detailing their ownership. The following table sets forth the amount and percentage of the Community First common stock beneficially owned by any person or group of persons known to Community First to be a beneficial owner of more than 5% of the Community First common stock as of the record date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)		Percent of Common Stock Outstanding
Ruskin A. Vest, Jr. 501 S. James M. Campbell Blvd. Columbia, TN 38401	542,850		10.80%
Robert E. (Brown) Daniel 501 S. James M. Campbell Blvd. Columbia, TN 38401	367,521	(b)	7.31%

(a)

For purposes of this table, an individual or entity is considered to “beneficially own” any share of Community First common stock which he, she or it directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (1) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security. In addition, an individual or entity is deemed to be the beneficial owner of any share of Community First common stock of which he, she or it has the right to acquire voting or investment power within 60 days of the record date.

(b)

Includes 33,297 shares of Community First common stock owned by Mr. Daniel’s spouse, but does not include Mr. Daniel’s interest in 250,456 shares held by the Daniel Family General Partnership for which Mr. Daniel does not have beneficial ownership of the shares under applicable SEC rules and regulations.

The following table sets forth, as of the record date, certain information known to Community First as to Community First common stock beneficially owned by each director and director nominee, named executive officer of Community First and by all directors and executive officers of Community First as a group. The address for each of our directors and executive officers listed below is c/o Community First, Inc., 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401.

Name of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership of Common Stock(1)		Shares of Common Stock Acquirable in 60 days(13)	Percent of Outstanding Common Stock
Eslick E. Daniel, MD	Director, Chairman of the Board of Directors	9,246	(2)	—	*
Vasant Gopal Hari	Director	25,256	(3)	—	*
W. Roger Witherow	Director	61,591	(4)	—	1.23%
Martin Maguire	Director	6,704		—	*
Dinah C. Vire	Director	81,333	(5)	—	1.62%
Bernard Childress	Director	4,040		—	*
Randy A. Maxwell	Director	58,954	(6)	—	1.17%
Stephen F. Walker	Director	22,210	(7)	—	*
Michael D. Penrod	Director	121,183	(8)	—	2.41%
Robert E. (Brown) Daniel	Director	367,521	(9)	—	7.31%
Ruskin A. Vest, Jr.	Director	542,850		—	10.80%
Louis E. Holloway	Chief Executive Officer of Community First and Community First Bank	71,216	(10)	4,500	1.51%
Jon Thompson	President and Chief Financial Officer of Community First and Community First Bank	33,896	(11)	1,000	*
James A. Bratton	Senior Vice President and Chief Credit Officer of Community First and Community First Bank	25,349	(12)	2,000	*
All executive officers and directors as a group (15 persons)	—	1,452,329		7,500	29.05%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our Community First common stock, as applicable.
(1)

For the purpose of computing the amount of shares owned by each beneficial owner, shares subject to stock options presently exercisable or which will be exercisable within 60 days of the record date held by such beneficial owner are deemed outstanding. Such shares are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.

(2)	These shares of Community First common stock represent shares owned by Dr. Daniel’s spouse.
(3)	Includes 2,828 shares of Community First common stock owned by Mr. Hari’s spouse.
(4)	Includes 7,743 shares of Community First common stock held in an IRA owned by Mr. Witherow’s spouse.
(5)	Includes 30,250 shares of Community First common stock held by a trust for which Ms. Vire serves as trustee.
(6)

Includes 1,008 shares of Community First common stock owned by Mr. Maxwell’s children. 17,104 shares of Community First common stock beneficially owned by Mr. Maxwell have been pledged to Community First Bank, as security for a personal loan in the ordinary course of business.

(7)

Includes 5,996 shares of Community First common stock, which represents Mr. Walker’s share of shares of Community First common stock owned by the Walker Family Partnership. 5,000 shares of Common Stock beneficially owned by Mr. Walker have been pledged to Community First Bank as security for a personal loan in the ordinary course of business.

(8)	6,000 shares of Community First common stock beneficially owned by Mr. Penrod have been pledged to Community First Bank as security for a commercial line of credit in the ordinary course of business.
(9)

Includes 33,297 shares of Community First common stock owned by Mr. Daniel’s spouse, but does not include Mr. Daniel’s interest in 250,456 shares held by the Daniel Family General Partnership for which Mr. Daniel does not have beneficial ownership of the shares under applicable SEC rules and regulations.

(10)	Includes options to purchase 4,500 shares of Community First common stock.
(11)	Includes options to purchase 1,000 shares of Community First common stock.
(12)	Includes 1,212 shares of Community First common stock held in an IRA owned by Mr. Bratton’s spouse and options to purchase 2,000 shares of Community First common stock.
(13)

Represents options that could be exercised to purchase Community First common stock at the record date or within 60 days thereafter, which are included within the Amount and Nature of Beneficial Ownership of Common Stock column.

LEGAL MATTERS

The validity of the shares of Commerce Union common stock to be issued in connection with the merger will be passed upon for Commerce Union by Butler Snow LLP. Certain matters pertaining to the federal income tax consequences of the mergers will be passed upon for Community First by Bass, Berry & Sims PLC and for Commerce Union and by Butler Snow LLP.

EXPERTS

The consolidated financial statements of Commerce Union as of December 31, 2016 and 2015 have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the report of Maggart & Associates, P.C., registered independent public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The historical financial statements of Legacy Reliant Bank as of December 31, 2014 have been incorporated by reference herein and in the registration statement of which this prospectus is a part in reliance upon the report of KraftCPAs PLLC, registered independent public accounting firm, dated March 31, 2015 (except for Note 20 as to which the date is March 28, 2016), incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Community First as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, have been included as Appendix F to this joint proxy statement/prospectus in reliance upon the report of HORNE LLP, registered independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

Commerce Union

After the merger is completed, the next annual meeting of Commerce Union’s shareholders will be held in 2018. In order to be eligible for inclusion in the proxy materials for next year’s annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must be received by Commerce Union not later than December 20, 2017, which is 120 calendar days before the anniversary of the date on which Commerce Union first mailed its proxy statement for its 2017 annual meeting. For shareholder proposals not sought to be included in Commerce Union’s proxy statement, Commerce Union’s bylaws provide that, in order to be brought before the 2018 annual meeting, written notice of the proposal, along with the information certain other information set forth in the bylaws must be received by the secretary of Commerce Union no later than 90 days before the anniversary date of the preceding year’s annual meeting.

Community First

If the merger occurs in the expected timeframe, there will be no Community First annual meeting of shareholders in 2018. In that case, shareholder proposals must be submitted to the Secretary of Commerce Union in accordance with the procedures described above.

In case the merger is not completed, Community First may hold an annual meeting of shareholders in 2018. If Community First holds an annual meeting of shareholders in 2018, a proper proposal submitted by a shareholder in accordance with applicable rules and regulations for presentation at the Community First’s annual meeting of shareholders in 2018 and received at the Community First executive offices no later than December 4, 2017 will be included in Community First’s proxy statement and form of proxy relating to such annual meeting.

In addition, the Community First’s Amended and Restated Bylaws contain an advance notice provision that provides that for a shareholder proposal to be brought before and considered at the next annual meeting of shareholders, such shareholder must provide notice thereof to the Secretary of the Company no later than December 4, 2017 and the proposal and the shareholder must comply with Regulation 14A under the Exchange Act. In the event that a shareholder proposal intended to be presented for action at the next annual meeting is not received prior to December 4, 2017, proxies solicited by the Community First board of directors in connection with the annual meeting will be permitted to use their discretionary voting authority with respect to the proposal, whether or not the proposal is discussed in the proxy statement for the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Commerce Union and Community First from other documents that they file with the SEC that are not included in or delivered with this joint proxy statement/prospectus. You can obtain copies of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus at no cost by requesting them in writing or by telephone from the appropriate company at the following addresses:

Commerce Union Bancshares, Inc.	Community First, Inc.
1736 Carothers Parkway, Suite 100	501 South James M. Campbell Boulevard
Brentwood, Tennessee 37027	Columbia, Tennessee 38401
Attention: J. Dan Dellinger, Chief Financial Officer	Attention: Tracy Rinks, Secretary
(615) 221-2003	(931) 380-2265

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Commerce Union shareholders requesting documents must do so by December 7, 2017, in order to receive them before the Commerce Union special meeting, and Community First shareholders requesting documents must do so by December 7, 2017, in order to receive them before the Community First special meeting.

Commerce Union has filed with the SEC a registration statement under the Securities Act, as amended, that registers the issuance of the shares of Commerce Union common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Commerce Union in addition to being a proxy statement for Commerce Union and Community First shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about Commerce Union and Commerce Union common stock.

Commerce Union also files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as Commerce Union, who file electronically with the SEC. The address of the website is www.sec.gov. The reports and other information filed by Commerce Union with the SEC are also available at Commerce Union’s website at www.reliantbank.com by selecting the tab entitled “SEC Filings” under the tab “Investor Relations” and then the tab entitled “Documents.” The web addresses of the SEC and Commerce Union are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

Commerce Union “incorporates by reference” certain documents into this joint proxy statement/prospectus, which means Commerce Union can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, unless superseded by information contained directly in this joint proxy statement/prospectus. Certain information that Commerce Union subsequently files with the SEC will automatically update and supersede information in this joint proxy statement/prospectus and in Commerce Union’s other filings with the SEC. Commerce Union incorporates by reference the documents listed below, which Commerce Union has already filed with the SEC, and any future filings Commerce Union makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date that the offering is terminated, except that Commerce Union is not incorporating any information that has been or will be furnished (and not filed) with the SEC:

●	Commerce Union’s annual report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 14, 2017;

●

those portions of Commerce Union’s definitive proxy statement on Schedule 14A filed on April 19, 2017, in connection with Commerce Union’s annual meeting of shareholders that are incorporated by reference into Commerce Union’s annual report on Form 10-K for the year ended December 31, 2016;

●	Commerce Union’s quarterly report on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed on May 10, 2017 and August 9, 2017, respectively; and

●

Commerce Union’s current reports on Form 8-K filed on January 26, 2017, January 30, 2017, February 21, 2017, April 26, 2017, June 6, 2017, June 29, 2017, July 3, 2017, July 26, 2017, August 1, 2017, August 23, 2017, September 7, 2017, and September 22, 2017, except to the extent any such information is deemed “furnished” in accordance with SEC rules.

Commerce Union has supplied all of the information contained in this joint proxy statement/prospectus relating to Commerce Union and its subsidiaries, including Reliant Bank.

Appendix A

Agreement and Plan of Merger

by and among

Commerce Union Bancshares, Inc., Pioneer Merger Sub, Inc., Reliant Bank,

Community First, Inc. and Community First Bank & Trust

dated August 22, 2017

AGREEMENT AND PLAN

OF

MERGER

COMMERCE UNION BANCSHARES, INC.

PIONEER MERGER SUB, INC.

RELIANT BANK

COMMUNITY FIRST, INC.

AND

COMMUNITY FIRST BANK & TRUST

August 22, 2017

TABLE OF CONTENTS

Article I
DEFINITIONS

Section 1.1	Certain Definitions	1
Section 1.2	Other Definitions	8

Article II
THE MERGERS

Section 2.1	The Merger	8
Section 2.2	The Second Step Merger.	9
Section 2.3	Merger Sub Shareholder Approval	10
Section 2.4	Closing	10
Section 2.5	The Bank Merger	10

Article III
MERGER CONSIDERATION

Section 3.1	Conversion of CFI Common Stock	11
Section 3.2	Exchange Procedures.	11
Section 3.3	Rights as CFI Shareholders	13
Section 3.4	No Fractional Shares	13
Section 3.5	Dissenters’ Rights; Dissenting Shares.	13
Section 3.6	Excluded Shares	14
Section 3.7	Merger Sub Common Stock	14
Section 3.8	Commerce Union Stock	14
Section 3.9	Adjustments Upon Change in Capitalization	14
Section 3.10	CFI Equity Awards.	14
Section 3.11	Withholding Rights	15

Article IV
REPRESENTATIONS AND WARRANTIES OF COMMUNITY FIRST PARTIES

Section 4.1	Community First Disclosure Memorandum	15
Section 4.2	Representations and Warranties	16

Article V
REPRESENTATIONS AND WARRANTIES OF COMMERCE UNION PARTIES

Section 5.1	Commerce Union Disclosure Memorandum	39
Section 5.2	Representations and Warranties	39

Article VI
CONDUCT PENDING THE MERGER

Section 6.1	Community First Party Forbearances	52
Section 6.2	Commerce Union Party Forbearances	56
Section 6.3	Absence of Control	57

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 22nd day of August, 2017, is made and entered into by and among Commerce Union Bancshares, Inc., a Tennessee corporation (“Commerce Union”); Pioneer Merger Sub, Inc., a Tennessee corporation and direct, wholly owned subsidiary of Commerce Union (“Merger Sub”); Reliant Bank, a Tennessee-chartered commercial bank and direct, wholly owned subsidiary of Commerce Union (“Reliant”); Community First, Inc., a Tennessee corporation (“CFI”); and Community First Bank & Trust, a Tennessee-chartered commercial bank and direct, wholly owned subsidiary of CFI (“Bank”), under authority of resolutions of their respective boards of directors duly adopted.

R E C I T A L S

A.     The board of directors of each of Commerce Union, Merger Sub, Reliant, CFI, and Bank has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Commerce Union, Merger Sub, Reliant, CFI, and Bank, respectively, and their respective shareholders.

B.     As a material inducement for Commerce Union, Merger Sub, and Reliant to enter into this Agreement, certain holders of CFI Common Stock (as defined below) have entered into Voting Agreements dated as of the date hereof and substantially in the form attached hereto as Exhibit A pursuant to which such Persons have agreed, among other things, to vote their shares of CFI Common Stock in favor of approval of this Agreement and the transactions contemplated hereby.

C.     For United States federal income tax purposes, the Parties (as defined below) intend for the Merger (as defined below) and the Second Step Merger (as defined below) provided for herein to, taken together as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder (the “Code”), qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, for and in consideration of the foregoing, the mutual covenants, representations, warranties, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I
DEFINITIONS

Section 1.1     Certain Definitions. For purposes of and as used in this Agreement, the terms defined below shall, when capitalized, have the indicated meanings.

“Acquisition Proposal” means, with respect to a Party, any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any Person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 20% or more of such Party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 20% or more of any class of equity or voting securities of such Party; or (iii) any merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving such Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of CFI, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person. For this purpose, the terms “controls,” “controlled by,” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Bank Stock” means the common stock, par value $10.00 per share, of Bank.

“Banking Act” means the Tennessee Banking Act, Tenn. Code Ann. § 45-1-101 et seq.

“BHCA” means the Bank Holding Company Act of 1956, as amended (12 U.S.C. § 1841 et seq.)

“Book-Entry Shares” means non-certificated shares of CFI Common Stock immediately prior to the Effective Time.

“Business Day” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

“Certificate” means a certificate which prior to the Effective Time represents shares of CFI Common Stock.

“CFI Common Stock” means the common stock, no par value, of CFI.

“CFI Equity Award” means a CFI Option or CFI Restricted Share Award.

“CFI Equity Plans” mean, collectively, the Community First, Inc. 2005 Stock Incentive Plan and the Community First, Inc. 2016 Equity Incentive Plan.

“CFI ESPP” means the Community First, Inc. Employee Stock Purchase Plan, as amended.

“CFI Loan Property” means any property in which CFI or Bank or a Subsidiary of CFI or Bank holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“CFI Material Adverse Effect” means a material and adverse effect on (i) the business, financial condition, operations, or results of operations of CFI and its Subsidiaries taken as a whole or (ii) the ability of CFI or Bank to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the following shall not be deemed to have or contribute to, and shall not be taken into account in determining whether there exists, has been, or would reasonably be expected to be, a CFI Material Adverse Effect: (A) changes after the date hereof in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (B) changes after the date hereof in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (C) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (D) any failure by CFI or Bank to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of CFI Material Adverse Effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a CFI Material Adverse Effect), (E) actions or omissions of Commerce Union, Merger Sub, Reliant, CFI, and Bank required under this Agreement or taken or omitted to be taken with the prior written consent of the Commerce Union Parties (in the case of actions or omissions by the Community First Parties) or the Community First Parties (in the case of actions or omissions by the Commerce Union Parties), (F) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, (G) the execution and delivery of this Agreement or the announcement or consummation of the transactions contemplated hereby, or (H) changes in the trading price or trading volume of the CFI Common Stock (it being understood that any facts or circumstances giving rise to or contributing to any such change that are not otherwise excluded from the definition of CFI  Material Adverse Effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a CFI Material Adverse Effect); provided that the changes and other matters described in clauses (A), (B), and (C) shall not be so excluded to the extent of any materially disproportionate impact they have on CFI and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

“CFI Option” means an option to purchase or acquire shares of CFI Stock under the CFI Equity Plans.

“CFI Participation Facility” means any facility in which CFI or Bank or a Subsidiary of CFI or Bank participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“CFI Preferred Stock” means the preferred stock, no par value, of CFI, including without limitation the CFI Series A Preferred Stock and the CFI Series B Preferred Stock.

“CFI Series A Preferred Stock” means the Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value, of CFI.

“CFI Series B Preferred Stock” means the Fixed Rate Cumulative Perpetual Preferred Stock, Series B, no par value, of CFI.

“CFI SERP” means the Community First Bank & Trust Supplemental Executive Retirement Plan, as amended.

“CFI Stock” means, collectively, the CFI Common Stock and the CFI Preferred Stock.

“Commerce Union Common Stock” means the common stock, par value $1.00 per share, of Commerce Union.

“Commerce Union Material Adverse Effect” means a material and adverse effect on (i) the business, financial condition, operations, or results of operations of Commerce Union and its Subsidiaries taken as a whole or (ii) the ability of Commerce Union, Merger Sub, or Reliant to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the following shall not be deemed to have or contribute to, and shall not be taken into account in determining whether there exists, has been, or would reasonably be expected to be, a Commerce Union Material Adverse Effect: (A) changes after the date hereof in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (B) changes after the date hereof in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (C) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (D) any failure by Commerce Union or Reliant to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of Commerce Union Material Adverse Effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a Commerce Union Material Adverse Effect), (E) actions or omissions of Commerce Union, Merger Sub, Reliant, CFI, and Bank required under this Agreement or taken or omitted to be taken with the prior consent of the Commerce Union Parties (in the case of actions or omissions by the Community First Parties) or the Community First Parties (in the case of actions or omissions by the Commerce Union Parties), (F) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, (G) the execution and delivery of this Agreement or the announcement or consummation of the transactions contemplated hereby, or (H) changes in the trading price or trading volume of the Commerce Union Common Stock (it being understood that any facts or circumstances giving rise to or contributing to any such change that are not otherwise excluded from the definition of Commerce Union Material Adverse Effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a Commerce Union Material Adverse Effect); provided that the changes and other matters described in clauses (A), (B), and (C) shall not be so excluded to the extent of any materially disproportionate impact they have on Commerce Union and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

“Commerce Union Option” means an option to purchase or acquire shares of Commerce Union Common Stock under the Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan or the Commerce Union Bancshares, Inc. 2015 Equity Incentive Plan.

“Commerce Union Parties” means, collectively, Commerce Union, Merger Sub, and Reliant.

“Commerce Union Preferred Stock” means the preferred stock, par value $1.00 per share, of Commerce Union.

“Commerce Union Stock” means, collectively, the Commerce Union Common Stock and the Commerce Union Preferred Stock.

“Community First Parties” means, collectively, CFI and Bank.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement dated April 10, 2017, among Commerce Union, Reliant, CFI, and Bank.

“Contract” means any contract, lease, deed, deed of trust, mortgage, license, instrument, note, commitment, undertaking, indenture, or other agreement, understanding, or legally binding arrangement, whether written or oral.

“Corporation Act” means the Tennessee Business Corporation Act, Tenn. Code Ann. § 48-11-101 et seq.

“Disclosure Memoranda” means, collectively, the Commerce Union Disclosure Memorandum and the Community First Disclosure Memorandum.

“Environmental Law” means any Law relating to (i) pollution, the protection, preservation, or restoration of the indoor or outdoor environment, or natural resources, (ii) the handling, use, storage, recycling, treatment, generation, transportation, processing, production, presence, disposal, release, or threatened release of or exposure to any Hazardous Substance or (iii) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, without limitation, (i) the following statutes, as amended, any successors thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations, and the like addressing similar matters: the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and the portions of the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. relating to Hazardous Substances, and (ii) any common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is considered one employer with a Party or any of such Party’s Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of CFI Common Stock that, immediately prior to the Effective Time, are owned or held, other than in a bona fide fiduciary or agency capacity, by Commerce Union, Merger Sub, Reliant, CFI, or Bank, or any Subsidiary of Commerce Union, Merger Sub, Reliant, CFI, or Bank, including shares of CFI Common Stock held by CFI as treasury stock.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any federal, state, provincial, local, or foreign court, agency, arbitrator, mediator, tribunal, commission, governmental or regulatory authority, or other governmental or administrative body, instrumentality, or authority, including without limitation the SEC, the Federal Trade Commission, the United States Department of Justice, the United States Department of Labor, the IRS, the Federal Reserve, the FDIC, and the TDFI.

“Hazardous Substance” means any and all substances (whether solid, liquid, or gas) defined, listed, designated, classified, or otherwise regulated as pollutants, hazardous or toxic wastes, hazardous or toxic substances, hazardous or toxic materials, extremely hazardous or toxic wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including without limitation oil, petroleum and petroleum products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, lead, radon, radioactive materials, flammables, explosives and mold.

“Hickman County Property” means that certain real property, including all improvements thereon, owned by Bank and located at 400 Rivers Road, Centerville, Hickman County, Tennessee.

“Intellectual Property” means (i) all inventions, whether or not patentable and whether or not reduced to practice, and all improvements thereon, and all patents, patent applications, and patent disclosures, together with all re-issues, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof; (ii) all trademarks, whether registered or unregistered, service marks, logos, domain names, rights in or to Internet web sites, and corporate, fictitious, assumed, and trade names; (iii) all copyrights, whether registered or unregistered, and all applications, registrations, and renewals relative thereto; (iv) all datasets, databases, and related information and documentation; and (v) any and all other intellectual property and proprietary rights.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement prepared by Commerce Union and CFI to solicit the approvals of the shareholders of Commerce Union and CFI necessary for the consummation of the Merger, which will include the prospectus of Commerce Union relating to the issuance by Commerce Union of Commerce Union Common Stock to holders of CFI Common Stock pursuant to and in accordance with Article III of this Agreement.

“Knowledge” means, with respect to a Party, the actual knowledge of the president, chief executive officer, chief financial officer, chief operating officer, chief lending officer, chief credit officer, chief risk officer, and human resources officer of such Party, and other Persons, regardless of title, performing similar functions for such Party.

“Laws” means any and all federal, state, provincial, local, and foreign laws, constitutions, common law principles, ordinances, codes, statutes, judgments, determinations, injunctions, decrees, orders, rules, and regulations.

“Liability” means any debt, liability, commitment, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due).

“Lien” means any lien, claim, attachment, garnishment, imperfection of title, defect, pledge, mortgage, deed of trust, hypothecation, security interest, charge, option, restriction, easement, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right, or other adverse claim, encumbrance, or right of any nature whatsoever.

“Loan” means a loan, commitment, lease, advance, credit enhancement, guarantee, or other extension of credit or borrowing arrangement.

“Merger Sub Common Stock” means the common stock, no par value, of Merger Sub.

“Mergers” means, collectively, the Merger and the Second Step Merger.

“Nasdaq” means The Nasdaq Capital Market.

“Parties” means, collectively, Commerce Union, Merger Sub, Reliant, CFI, and Bank.

“Permitted Liens” means (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, either individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewer, electric, and other utility lines, telegraph and telephone lines, zoning and building codes, and other similar restrictions as to the use of the Owned Real Property that, either individually or in the aggregate, do not and would not reasonably be expected to materially impair the occupancy or use of the Owned Real Property; and (iv) imperfections or irregularities of title or other Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, and any other entity or organization, whether or not incorporated, including without limitation any Governmental Entity.

“Registration Statement” means the registration statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed by Commerce Union with the SEC under the Securities Act with respect to the shares of Commerce Union Common Stock to be issued by Commerce Union to the holders of CFI Common Stock in connection with the transactions contemplated by this Agreement.

“Reliant Common Stock” means the common stock, par value $1.00 per share, of Reliant.

“Reliant Preferred Stock” means the preferred stock, par value $1.00 per share, of Reliant.

“Reliant Stock” means, collectively, the Reliant Common Stock and the Reliant Preferred Stock.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, limited liability company, partnership, joint venture, or other entity in which Commerce Union, Merger Sub, Reliant, CFI, or Bank, as the case may be, has, directly or indirectly, an equity or ownership interest representing 50% or more of any class of the capital stock thereof or other equity or ownership interests therein.

“Superior Proposal” means any bona fide written Acquisition Proposal which the CFI board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of CFI’s financial advisor and outside legal counsel and such other factors as the CFI board of directors reasonably considers to be appropriate, is (i) more favorable from a financial point of view to the shareholders of CFI than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

“Tax” or “Taxes” means any and all federal, state, provincial, local, and foreign taxes, including without limitation (i) any income, profits, alternative or add-on minimum, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, net worth, premium, real property, personal property, vehicle, airplane, boat, vessel, or other title or registration, environmental, or windfall profit tax, custom, or duty, or any other tax, fee, assessment, levy, tariff, or charge of any kind whatsoever, together with any interest or penalty, addition to tax, or other additional amount imposed by any Governmental Entity or other Person responsible for the imposition or collection of any such tax, and (ii) any Liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied agreement or obligation to indemnify any other Person or any contractual arrangement or agreement.

“Tax Return” means any return (including any amended return), declaration, or other report, including without limitation elections, claims for refunds, schedules, estimates, and information returns and statements, with respect to any Taxes (including estimated Taxes).

“TDFI” means the Tennessee Department of Financial Institutions.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, as amended.

Section 1.2     Other Definitions. Capitalized terms used in this Agreement and not defined in Section 1.1, but otherwise defined in this Agreement, shall have the meanings otherwise ascribed thereto.

Article II
THE MERGERS

Section 2.1     The Merger.

(a)     General. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into CFI in accordance with, and with the effects provided in, this Agreement and applicable provisions of the Corporation Act (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and CFI shall continue, as the surviving corporation of the Merger, as a corporation chartered under the laws of the State of Tennessee (CFI in such capacity as the surviving corporation of the Merger is sometimes referred to herein as the “Interim Surviving Company”).

(b)     Effective Time. Prior to or at the Closing, and in order to effect the Merger, Merger Sub and CFI shall duly execute and deliver articles of merger for filing with the Tennessee Secretary of State (the “Articles of Merger”), such Articles of Merger to be in such form and of such substance as is consistent with applicable provisions of the Corporation Act and otherwise mutually agreed upon by Merger Sub and CFI. The Merger shall become effective on such date and at such time as set forth in the Articles of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

(c)     Effects of the Merger. The Merger shall have the effects set forth in this Agreement and applicable provisions of the Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Merger Sub shall vest in the Interim Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Merger Sub shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Company.

(d)     Charter, Bylaws, and Name of Interim Surviving Company. The charter and bylaws of CFI as in effect immediately prior to the Effective Time shall at and after the Effective Time be the charter and bylaws of the Interim Surviving Company until such time as the same shall be amended in accordance with applicable Law. The legal name of the Interim Surviving Company shall be “Community First, Inc.”

(e)     Directors and Officers of Interim Surviving Company. The directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Company, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office.

Section 2.2     The Second Step Merger.

(a)     General. As soon as reasonably practicable following the Effective Time, Commerce Union shall cause the Interim Surviving Company to be, and the Interim Surviving Company shall be, merged with and into Commerce Union in accordance with, and with the effects provided in, this Agreement and applicable provisions of the Corporation Act (the “Second Step Merger”). At the Second Step Effective Time (as defined below), the separate corporate existence of the Interim Surviving Company shall cease and Commerce Union shall continue, as the surviving corporation of the Second Step Merger, as a corporation chartered under the laws of the State of Tennessee (Commerce Union in such capacity as the surviving corporation of the Second Step Merger is sometimes referred to herein as the “Surviving Corporation”).

(b)     Second Step Effective Time. In order to effect the Second Step Merger, Commerce Union and the Interim Surviving Company shall duly execute and deliver articles of merger for filing with the Tennessee Secretary of State (the “Second Step Articles of Merger”), such Second Step Articles of Merger to be in such form and of such substance as is consistent with applicable provisions of the Corporation Act and otherwise mutually agreed upon by Commerce Union and the Interim Surviving Company. The Second Step Merger shall become effective on such date and at such time as set forth in the Second Step Articles of Merger (the date and time the Second Step Merger becomes effective being referred to in this Agreement as the “Second Step Effective Time”).

(c)     Effects of the Second Step Merger. The Second Step Merger shall have the effects set forth in this Agreement and applicable provisions of the Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Step Effective Time, all property, rights, interests, privileges, powers, and franchises of the Interim Surviving Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities, and duties of the Interim Surviving Company shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Corporation.

(d)     Cancellation of Interim Surviving Company Stock. Each share of common stock, no par value, of the Interim Surviving Company that is issued and outstanding immediately prior to the Second Step Effective Time shall, at the Second Step Effective Time, solely by virtue and as a result of the Second Step Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

(e)     Commerce Union Stock. The shares of Commerce Union Stock issued and outstanding immediately prior to the Second Step Effective Time shall not be affected by the Second Step Merger, and, accordingly, each share of Commerce Union Stock issued and outstanding immediately prior to the Second Step Effective Time (including, without limitation, shares of Commerce Union Common Stock issued as Merger Consideration) shall, at and after the Second Step Effective Time, remain issued and outstanding.

(f)     Charter, Bylaws, and Name of Surviving Corporation. The charter and bylaws of Commerce Union (in each case as amended and/or restated) as in effect immediately prior to the Second Step Effective Time shall at and after the Second Step Effective Time be the charter and bylaws of the Surviving Corporation until such time as the same shall be amended in accordance with applicable Law. The name of the Surviving Corporation shall be “Commerce Union Bancshares, Inc.”

(g)     Directors and Officers of Surviving Corporation. The directors and officers of Commerce Union as of immediately prior to the Second Step Effective Time shall, at and after the Second Step Effective Time, continue as the directors and officers, respectively, of the Surviving Corporation, such individuals to serve in such capacities until such time as their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal from office, subject, however, to Section 7.15.

Section 2.3     Merger Sub Shareholder Approval. As soon as reasonably practicable following the date of this Agreement, Commerce Union shall approve this Agreement and the transactions contemplated hereby as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law.

Section 2.4     Closing. Subject to the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the closing of the Merger (the “Closing”) shall take place at the offices of Butler Snow LLP, The Pinnacle at Symphony Place, Suite 1600, 150 3rd Avenue South, Nashville, Tennessee 37201, at 10:00 a.m. Central Time on such date as shall be designated by Commerce Union, provided that such date shall be not later than the earlier of (a) the date that is the first Business Day of the month immediately following the month during which the last of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing) shall have been satisfied or waived (subject to applicable Law) and (b) the date that is 30 days after the satisfaction or waiver (subject to applicable Law) of all of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, at such other time, or on such other date as the Parties may otherwise agree. Notwithstanding the foregoing, the Parties expressly agree that the Closing may take place by the electronic, facsimile, and/or overnight courier exchange of executed documents. The actual date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 2.5     The Bank Merger. Simultaneously with the Parties’ execution of this Agreement, Reliant and Bank have executed and delivered an agreement and plan of merger dated the date hereof (the “Bank Merger Agreement”), which provides for the merger of Bank with and into Reliant immediately following the Second Step Merger in accordance with the terms and conditions of, and with the effects provided by, the Bank Merger Agreement and applicable provisions of the Banking Act and the Corporation Act (the “Bank Merger”). Reliant will be the banking corporation to survive the Bank Merger, and at the effective time of the Bank Merger, the separate corporate existence of Bank will cease. As soon as reasonably practicable following the date of this Agreement, Commerce Union shall approve the Bank Merger Agreement as the sole shareholder of Reliant and CFI shall approve the Bank Merger Agreement as the sole shareholder of Bank. Prior to or at the Closing, Reliant and Bank shall execute and deliver such articles of merger and other documents and certificates as are necessary or appropriate to effectuate the Bank Merger (the “Bank Merger Certificates”).

Article III
MERGER CONSIDERATION

Section 3.1     Conversion of CFI Common Stock. Subject to the other provisions of this Article III, solely by virtue and as a result of the Merger, each share of CFI Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares (as defined below)) shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive 0.481 (the “Exchange Ratio”) validly issued, fully paid, and non-assessable shares of Commerce Union Common Stock (the “Merger Consideration”).

Section 3.2     Exchange Procedures.

(a)     Deposit with Exchange Agent. At or prior to the Closing, Commerce Union shall deliver or cause to be delivered to an exchange agent mutually agreed upon by Commerce Union and CFI, which the Parties agree may be Commerce Union’s customary stock transfer agent (the “Exchange Agent”), for the benefit of holders of CFI Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares), (i) a certificate or certificates or, at Commerce Union’s election, evidence of shares in book-entry form representing the number of shares of Commerce Union Common Stock issuable or payable to holders of CFI Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in the form of Merger Consideration pursuant to this Article III and (ii) cash in an amount sufficient to make payment in respect of fractional share interests in accordance with Section 3.4. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Commerce Union Common Stock held by it from time to time hereunder, provided that the Exchange Agent shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the Persons entitled thereto.

(b)     Letter of Transmittal. As soon as reasonably practicable after the Effective Time (but in no event later than five Business Days after the Effective Time), Commerce Union shall cause the Exchange Agent to mail or deliver to each holder of record of shares of CFI Common Stock immediately prior to the Effective Time (other than holders of Excluded Shares and holders of Dissenting Shares) a letter of transmittal in customary form as reasonably agreed by Commerce Union and CFI and containing such provisions as Commerce Union shall reasonably require (including provisions confirming that delivery of Certificates and Book-Entry Shares shall be effected, and that risk of loss of and title to Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for the Merger Consideration issuable or payable in respect of the shares of CFI Common Stock previously represented by such Certificates or in respect of such Book-Entry Shares, as applicable, and any dividends or other distributions payable or distributable on or with respect thereto, in each case pursuant to the provisions of this Agreement.

(c)     Payment of Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Shares to the Exchange Agent for exchange and cancellation, together with a properly completed and duly executed letter of transmittal (or an “agent’s message,” in the case of Book-Entry Shares held in street name) and such other documents as may reasonably be required by the Exchange Agent, (i) the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall issue and deliver to such holder, (A) the Merger Consideration to which such holder shall have become entitled pursuant to the provisions of this Article III, together with such cash, if any, payable to such holder in respect of a fractional share interest in accordance with Section 3.4, in full satisfaction of all rights pertaining to the shares of CFI Common Stock formerly represented by such Certificate or to such Book-Entry Shares, as applicable, and (B) a check representing the amount of any dividends or other distributions payable or distributable to such holder in accordance with Section 3.2(d), and (ii) the Certificate or Book-Entry Shares so surrendered shall be canceled. In the event Merger Consideration or any other amounts issuable or payable under this Agreement to a holder of shares of CFI Common Stock is to be issued in the name of or paid to a Person other than the Person in whose name such shares are registered, it shall be a condition to the issuance or payment of such Merger Consideration or other amounts that the Certificate formerly representing such shares, or, in the case of non-certificated shares, the Book-Entry Shares, be presented to the Exchange Agent, together with evidence of or appropriate documents or instruments for transfer and evidence that any applicable stock transfer or other Taxes have been paid or are not applicable, all in such form as the Exchange Agent shall reasonably require.

(d)     Closing of Stock Transfer Books. At the Effective Time, the stock transfer books of CFI shall be closed and there shall thereafter be no further transfers of shares of CFI Stock on the books or records of CFI, and, if any shares of CFI Common Stock are thereafter presented to the Commerce Union Parties or the Exchange Agent for transfer, such shares shall be cancelled against delivery of the Merger Consideration issuable or payable in respect thereof as herein provided. Until duly surrendered to the Exchange Agent in accordance with the provisions of this Agreement, Certificates and Book-Entry Shares shall, at and after the Effective Time, evidence and represent only the right to receive the Merger Consideration issuable or payable in respect thereof (or the CFI Common Stock previously represented thereby), and any dividends or other distributions payable or distributable on or with respect thereto, in each case in accordance with this Agreement. No dividends or other distributions payable or distributable on or with respect to shares of Commerce Union Common Stock that are issued or issuable in connection with the Merger in accordance with this Agreement will be remitted to any Person entitled to receive such shares of Commerce Union Common Stock until such Person surrenders his or her Certificate(s) previously representing the shares of CFI Common Stock converted into such Commerce Union Common Stock, or his or her Book-Entry Shares converted into such Commerce Union Common Stock, as applicable, at which time such dividends and other distributions shall be remitted to such Person, without interest. No interest will be paid or will accrue on any amounts issuable or payable to holders of CFI Common Stock under or in accordance with this Agreement.

(e)     Lost, Stolen, or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and the execution by such Person of an indemnity agreement and/or the posting by such Person of a bond in such form and amount as Commerce Union or the Exchange Agent may reasonably require as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Certificate the Merger Consideration deliverable in respect of the shares of CFI Common Stock previously represented thereby, and any dividends or other distributions payable or distributable on or with respect thereto, in each case pursuant to this Agreement.

(f)     Unclaimed Merger Consideration.  Any Merger Consideration, and any other amounts payable by Commerce Union to holders of shares of CFI Common Stock in accordance with this Agreement, in each case that remain(s) unclaimed by former shareholders of CFI for one year after the Effective Time (as well as any dividends or other distributions payable or distributable in respect thereof) shall be delivered by the Exchange Agent to Commerce Union. Any former shareholder of CFI who has not theretofore complied with the exchange procedures provided for in this Agreement shall thereafter look only to Commerce Union for the Merger Consideration (and any other amounts) issuable or payable in respect of the shares of CFI Common Stock previously held by such shareholder and any dividends or other distributions payable or distributable on or with respect thereto, as determined pursuant to this Agreement, without any interest thereon. If the Merger Consideration or any other amounts issuable or payable under this Agreement in respect of any shares of CFI Common Stock or any shares of Commerce Union Common Stock issuable as Merger Consideration is not claimed prior to the date on which such Merger Consideration or other amounts would otherwise escheat to any Governmental Entity, such Merger Consideration or other amounts shall, to the extent permitted by abandoned property, escheat, and other applicable Laws, become the property of Commerce Union (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interests of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of CFI Common Stock for any Merger Consideration (or any other amounts) properly paid or delivered to a Governmental Entity pursuant to applicable abandoned property, escheat, or similar Laws. Commerce Union and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of CFI to establish the identity of those Persons entitled to receive the Merger Consideration (and any other amounts) specified in this Agreement, which books and records shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of CFI Common Stock, Commerce Union and the Exchange Agent shall be entitled to deposit any Merger Consideration (or any other amounts) issuable or payable in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 3.3     Rights as CFI Shareholders. Holders of CFI Common Stock immediately prior to the Effective Time shall, at and after the Effective Time, cease to be shareholders of CFI and have no further rights as shareholders of CFI, other than the right to receive the Merger Consideration and any other amounts issuable or payable in respect of such holders’ CFI Common Stock or shares of Commerce Union Common Stock issuable as Merger Consideration in accordance with this Article III.

Section 3.4     No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fraction of a share of Commerce Union Common Stock, and no certificate or scrip therefor, will be issued in connection with the Merger to any holder of shares of CFI Common Stock. Instead, Commerce Union shall pay to each holder of CFI Common Stock who would otherwise be entitled to a fraction of a share of Commerce Union Common Stock (after aggregating and taking into account all Certificates and/or Book-Entry Shares delivered by such holder) cash, without interest, in an amount (rounded to the nearest whole cent) determined by multiplying (a) the fractional share interest (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise be entitled by (b) the volume weighted average closing price per share of Commerce Union Common Stock on Nasdaq (or such other securities market or stock exchange on which the Commerce Union Common Stock then principally trades) for the ten consecutive trading days ending on and including the Business Day immediately preceding the Closing Date (the “Average Per Share Commerce Union Closing Price”).

Section 3.5     Dissenters’ Rights; Dissenting Shares.

(a)     Holders of shares of CFI Common Stock shall have such rights to dissent from the Merger and obtain payment of the fair value of their shares as are afforded to such holders by Chapter 23 of the Corporation Act.

(b)     Notwithstanding any provision of this Agreement to the contrary, but subject to Section 3.5(c), each issued and outstanding share of CFI Common Stock the holder of which has perfected such holder’s right to dissent from the Merger pursuant to Chapter 23 of the Corporation Act and has not effectively withdrawn or lost such right as of the Effective Time (collectively, the “Dissenting Shares”), shall not be converted into and canceled in exchange for, or represent a right to receive, the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are afforded to such holder by the Corporation Act. Commerce Union shall be entitled to retain any Merger Consideration not paid on account of Dissenting Shares, and the shareholders of CFI shall not be entitled to any portion of such retained Merger Consideration. Any payments made in respect of Dissenting Shares shall be made by Commerce Union within the time periods set forth in, and otherwise in accordance with, the Corporation Act.

(c)     If any holder of shares of CFI Common Stock who asserts such holder’s right to dissent from the Merger pursuant to Chapter 23 of the Corporation Act shall have effectively withdrawn or lost such holder’s right to dissent (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever occurs later, the shares of CFI Common Stock held by such holder shall be converted into and canceled in exchange for, on a share by share basis, the right to receive the Merger Consideration issuable or payable in respect thereof, any dividends or other distributions payable or distributable on or with respect thereto, in each case in accordance with the applicable provisions of this Agreement.

Section 3.6     Excluded Shares. At the Effective Time, each Excluded Share shall, for no consideration, be automatically canceled and retired and shall cease to exist, and, for the avoidance of doubt, no exchange or payment shall be made with respect thereto or in respect thereof.

Section 3.7     Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Company.

Section 3.8     Commerce Union Stock. The shares of Commerce Union Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger, and, accordingly, each share of Commerce Union Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain issued and outstanding.

Section 3.9     Adjustments Upon Change in Capitalization. If during the period from the date of this Agreement until immediately prior to the Effective Time the outstanding shares of Commerce Union Common Stock or CFI Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio and, therefore, the Merger Consideration issuable or payable pursuant to this Agreement. For the avoidance of doubt, neither the issuance of shares of Commerce Union Common Stock upon the exercise of Commerce Union Options nor the issuance of shares of CFI Common Stock upon the exercise of CFI Options shall cause or result in an adjustment of or to the Exchange Ratio or the Merger Consideration issuable or payable pursuant to this Agreement.

Section 3.10     CFI Equity Awards.

(a)     To the extent permitted under the terms of the CFI Equity Plan pursuant to which a CFI Option has been awarded and related option grant agreements, each CFI Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time and without any action on the part of the holder thereof, be automatically cancelled, and the holder thereof shall have the right to receive a cash payment from Commerce Union in respect of such cancelled CFI Option in an amount, rounded to the nearest whole cent (the “Option Cash Out Amount”), equal to the product of (i) the excess, if any, of the Option Consideration Price (as defined below) over the per share exercise price of such CFI Option multiplied by (ii) the number of shares of CFI Common Stock subject to such CFI Option to the extent not previously exercised. After the Effective Time, any such cancelled CFI Option shall no longer be exercisable by the former holder thereof, and shall instead only entitle such holder to the payment of the Option Cash Out Amount, if any, without interest. In the event the per share exercise price of a CFI Option is equal to or greater than the Option Consideration Price, such CFI Option shall be cancelled for no consideration and shall have no further force or effect. For purposes of this Agreement, the term “Option Consideration Price” means the product of (x) the Exchange Ratio multiplied by (y) the Average Per Share Commerce Union Closing Price. At the Effective Time, each award of CFI Common Stock subject to vesting, repurchase, or other lapse restriction (a “CFI Restricted Share Award”) granted under the CFI Equity Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall become fully vested and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of CFI Common Stock underlying such CFI Restricted Share Award.

(b)     With respect to any CFI Option outstanding immediately prior to the Effective Time that is not canceled in accordance with Section 3.10(a), at the Effective Time, solely by virtue and as a result of the Merger and without any action on the part of the holder thereof, such CFI Option, whether vested or unvested immediately prior to the Effective Time, shall be assumed by Commerce Union, and each CFI  Option so assumed shall at and after the Effective Time be and represent an option to purchase that number of shares of Commerce Union Common Stock equal to the number of shares of CFI Common Stock issuable upon the exercise of such CFI Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole number), and the per share exercise price of the resulting option to purchase shares of Commerce Union Common Stock shall be equal to the per share exercise price of the CFI Option immediately prior to the Effective Time divided by the Exchange Ratio (carried to two decimal places with the second decimal place rounded to the nearest whole number). Any CFI Option that immediately prior to the Effective Time is an incentive stock option (as defined in Section 422 of the Code) shall, at the Effective Time upon assumption by Commerce Union as provided in this Section 3.10(b), maintain its qualified status as such in accordance and compliance with Sections 422 and 424 of the Code, and, prior to the Effective Time, each of CFI and Commerce Union shall use its commercially reasonable efforts to take all action necessary to provide for the assumption of any such CFI Options by Commerce Union in such manner.

Section 3.11     Withholding Rights. Commerce Union shall be entitled to deduct and withhold, and shall be entitled to cause the Exchange Agent to deduct and withhold, from any consideration issuable, payable, or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of CFI Common Stock or CFI Options such amounts as are required under or by the Code or any other applicable Law to be deducted or withheld. To the extent any such amounts are so deducted or withheld and remitted on a timely basis to the appropriate Governmental Entities, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Article IV
REPRESENTATIONS AND WARRANTIES OF COMMUNITY FIRST PARTIES

Section 4.1     Community First Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, CFI and Bank have delivered to the Commerce Union Parties a confidential memorandum (the “Community First Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the Community First Parties contained in this Article IV or to one or more covenants of the Community First Parties contained in Article VI, making specific reference in such Community First Disclosure Memorandum to the Section(s) of this Agreement to which such items relate; provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in the Community First Disclosure Memorandum as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Community First Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by the Community First Parties that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a CFI Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section).

Section 4.2     Representations and Warranties. Subject to and except as disclosed in the CFI Securities Filings (as defined below) filed prior to the date of this Agreement (but excluding any risk factor disclosures under the heading “Risk Factors,” any forward-looking statement disclosures or disclaimers, and any other disclosures that are cautionary, predictive, or forward-looking in nature), each of CFI and Bank hereby represents and warrants to the Commerce Union Parties as follows:

(a)     Organization and Qualification. CFI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is registered as a bank holding company under the BHCA. Bank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of CFI and Bank has the power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a CFI Material Adverse Effect. Each of CFI and Bank is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a CFI Material Adverse Effect. The copies of the charters, bylaws, and other organizational documents of CFI and Bank and their respective Subsidiaries previously provided or made available to the Commerce Union Parties are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither CFI or Bank nor any Subsidiary of CFI or Bank is in material violation of its respective charter, bylaws, or other organizational documents. The minute books of CFI and Bank and their Subsidiaries previously provided or made available to the Commerce Union Parties constitute, in all material respects, a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), shareholders, and other governing bodies for the periods covered thereby.

(b)     Subsidiaries and Other Interests. Set forth on Schedule 4.2(b) of the Community First Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of CFI (other than Bank) and/or Bank, as well as each such Subsidiary’s jurisdiction of incorporation, organization, or formation and CFI’s and/or Bank’s percentage ownership of each such Subsidiary. Except as set forth on Schedule 4.2(b) of the Community First Disclosure Memorandum, each of CFI and Bank owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its respective Subsidiaries free and clear of any and all Liens. There are no Contracts relating to the right of CFI or Bank to vote or dispose of any capital stock or other equity or ownership interest of any Subsidiary of CFI or Bank. The ownership interests of CFI and Bank in their respective Subsidiaries are in compliance with all applicable Laws, except where the failure to be in compliance would not reasonably be expected to have a CFI Material Adverse Effect. Each of the Subsidiaries of CFI and/or Bank is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, has all requisite power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority or where the failure to be so licensed, qualified or in good standing, as applicable, would not reasonably be expected to have a CFI Material Adverse Effect. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of CFI and/or Bank have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of CFI and/or Bank are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of CFI and/or Bank, or any other debt or equity security of any Subsidiary of CFI and/or Bank; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of CFI and/or Bank or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 4.2(b) of the Community First Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither CFI nor Bank owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c)     Capitalization.

(i)     The authorized capital stock of CFI consists of (i) 10,000,000 shares of CFI Common Stock, of which 5,025,883.8713 shares were issued and outstanding as of the date of this Agreement, and (ii) 2,500,000 shares of CFI Preferred Stock, of which 17,806 shares have been designated as CFI Series A Preferred Stock (of which, as of the date of this Agreement, there were no shares issued and outstanding) and 891 shares have been designated as CFI Series B Preferred Stock (of which, as of the date of this Agreement, there were no shares issued and outstanding). The authorized capital stock of Bank consists of 1,500,000 shares of Bank Stock, of which 572,753 shares were issued and outstanding as of the date of this Agreement and are owned by CFI. There are no other classes or series of authorized, issued, or outstanding capital stock of CFI or Bank. No shares of CFI Stock are held in treasury by CFI or otherwise owned, directly or indirectly, by CFI, and no shares of Bank Stock are held in treasury by Bank or otherwise owned, directly or indirectly, by Bank. All of the issued and outstanding shares of CFI Stock and Bank Stock have been duly and validly authorized and issued in compliance in all material respects with all applicable Laws and are fully paid and non-assessable with no personal liability attaching to the ownership thereof, and none of the issued and outstanding shares of CFI Stock or Bank Stock have been issued in violation of the preemptive or other rights of any Person. Set forth on Schedule 4.2(c)(i) of the Community First Disclosure Memorandum is a true, correct, and complete list, as of the date of this Agreement, of (i) all outstanding CFI Options, including for each CFI Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such CFI Option, and whether such CFI Option is an “incentive stock option” under Section 422 of the Code, and (ii) all issuances or awards by CFI of restricted stock or restricted shares, including for each such issuance or award the name of the recipient, the date of the issuance or award, the date(s) of vesting, and the number and class or series of shares subject to such issuance or award. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of CFI or Bank may vote are issued or outstanding. Except as set forth on Schedule 4.2(c)(i) of the Community First Disclosure Memorandum, no trust preferred or subordinated debt securities of CFI or any Subsidiary of CFI are issued or outstanding. As of the date of this Agreement, neither CFI nor any Subsidiary of CFI is deferring interest payments with respect to any trust preferred securities or related junior subordinated debt securities issued by it or any of its Affiliates.

(ii)     Except as set forth on Schedule 4.2(c)(ii) of the Community First Disclosure Memorandum, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate CFI to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of CFI capital stock, or securities convertible into or exercisable for shares of CFI capital stock, or that require or obligate or could require or obligate CFI to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Bank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bank capital stock, or securities convertible into or exercisable for shares of Bank capital stock, or that require or obligate or could require or obligate Bank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. Except as set forth on Schedule 4.2(c)(ii) of the Community First Disclosure Memorandum, there are no outstanding obligations of CFI or Bank to issue, repurchase, redeem, or otherwise acquire any shares of its capital stock other than (A) the issuance, repurchase, redemption or acquisition of shares of CFI Common Stock in connection with the exercise, vesting or settlement of CFI Options or CFI Restricted Share Awards that were outstanding on August 22, 2017, in accordance with their terms (without amendment or waiver since August 22, 2017) or (B) the issuance, repurchase, redemption or acquisition of shares of CFI Common Stock under the 401(k) plan sponsored by CFI in accordance with the terms thereof or the administrative practices related thereto (without amendment or waiver since August 22, 2017).

(d)     Authority. Each of CFI and Bank has all requisite corporate power and authority to execute and deliver this Agreement, and, subject to the consents, approvals, waivers, notices, filings, and registrations referred to in Section 4.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Community First Parties, the performance by the Community First Parties of their obligations hereunder, and the consummation by the Community First Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of CFI and Bank, and no other corporate actions or proceedings on the part of CFI or Bank are necessary to authorize the execution, delivery, and performance of this Agreement by the Community First Parties and the consummation by the Community First Parties of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of CFI in accordance with the charter and bylaws of CFI and applicable Law and the approval of the Bank Merger Agreement by CFI as the sole shareholder of Bank in accordance with charter and bylaws of Bank and applicable Law. The board of directors of CFI has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of CFI and its shareholders and has directed that this Agreement be submitted to CFI’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of CFI approve this Agreement. This Agreement has been duly and validly executed and delivered by each of CFI and Bank and (assuming due authorization, execution and delivery by Commerce Union, Merger Sub and Reliant) constitutes a valid and legally binding obligation of each of CFI and Bank enforceable against each of CFI and Bank in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, and similar Laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity (collectively, the “Enforceability Exceptions”).

(e)     No Violations. Neither the execution, delivery, or performance of this Agreement by CFI or Bank nor the consummation of the transactions contemplated by this Agreement will (i) assuming the approval of this Agreement by the shareholders of CFI in accordance with the charter and bylaws of CFI and applicable Law and the approval of the Bank Merger Agreement by CFI as the sole shareholder of Bank in accordance with the charter and bylaws of Bank and applicable Law, violate the charter, bylaws, or other organizational documents of CFI or Bank or any of their Subsidiaries or (ii) assuming that the consents, approvals, waivers, notices, filings, and registrations referred to in Section 4.2(f) have been obtained and made and all applicable waiting periods have expired, (A) violate any Law, permit, or license to which the Community First Parties or any of their Subsidiaries (or the properties or assets of the Community First Parties or any of their Subsidiaries) are subject or by which the Community First Parties or any of their Subsidiaries (or the properties or assets of the Community First Parties or any of their Subsidiaries) are bound or (B) constitute a breach or violation of or a default under (or an event which, with notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of CFI or Bank or any of their Subsidiaries under, any of the terms, conditions, or provisions of any Contract to which CFI or Bank, or any of their Subsidiaries, is a party or to or by which any of the properties or assets of CFI or Bank, or any of their Subsidiaries, may be subject or bound, except, in the case of clause (ii) above, for breaches, violations, defaults, terminations, accelerations, or liens that would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(f)     Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by CFI or Bank, or any of their Subsidiaries, in connection with the execution and delivery of this Agreement by the Community First Parties or the consummation by the Community First Parties of the Merger, the Second Step Merger, the Bank Merger, or the other transactions contemplated hereby (including without limitation under any Community First Material Contract), except (i) applications, notices, and waiver requests required to be filed with or given or made to and consents, approvals, and waivers required from, and the expiration of related waiting periods imposed by, the Federal Reserve, the TDFI, and the United States Department of Justice (collectively, the “Regulatory Approvals”); (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”); (iii) the filing of the Articles of Merger and Second Step Articles of Merger with the Tennessee Secretary of State and the filing of the Bank Merger Certificates; (iv) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, and such other filings and reports as are required under the Exchange Act; (v) the approval of this Agreement by the shareholders of CFI and the approval of the Bank Merger Agreement by CFI as the sole shareholder of Bank; (vi) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws; and (viii) as set forth on Schedule 4.2(f) of the Community First Disclosure Memorandum. As of the date of this Agreement, the Community First Parties do not have Knowledge of any reason why any of the consents, approvals, or waivers referred to in this Section 4.2(f) will not be obtained or received without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)     Reports. CFI and Bank, and each of their Subsidiaries, have timely filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2014, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish any such report, notice, application, schedule, registration or proxy statement or other filing, document or instrument or to pay any such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)     Securities Filings. CFI has filed with or furnished to the SEC all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that CFI has been required to file or furnish under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since January 1, 2014 (collectively, the “CFI Securities Filings”). True, correct, and complete copies of the CFI Securities Filings are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of their respective dates of filing with or furnishing to the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), none of the CFI Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with or furnishing to the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the CFI Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to such CFI Securities Filings.

(i)     Financial Statements. The consolidated financial statements of CFI and its Subsidiaries included in the CFI Securities Filings (including the related notes, where applicable) (the “CFI Financial Statements”) fairly present in all material respects the financial position, results of operations, and cash flows of CFI and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount). Each of the CFI Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such CFI Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CFI and its Subsidiaries have since January 1, 2014, been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of CFI has resigned (or informed CFI that it intends to resign) or been dismissed as independent public accountants of CFI as a result of or in connection with any disagreements with CFI on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(j)     Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, neither CFI nor any of its Subsidiaries has, or has incurred, any Liability, other than (i) Liabilities reflected on or reserved against in the consolidated balance sheet of CFI and its Subsidiaries as of June 30, 2017, included in CFI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “CFI Balance Sheet”), (ii) Liabilities incurred since June 30, 2017, in the ordinary course of business consistent with past practice, (iii) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and (iv) Liabilities set forth on Schedule 4.2(j) of the Community First Disclosure Memorandum.

(k)     Absence of Certain Changes or Events.

(i)     Since June 30, 2017, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or would reasonably be expected to have a CFI Material Adverse Effect.

(ii)     From June 30, 2017 through the date hereof, except in connection with this Agreement and the transactions contemplated hereby, CFI and Bank and their Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices.

(iii)     From June 30, 2017 through the date hereof, neither CFI nor Bank, nor any of their Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, or failed or omitted to take, any action that, if taken, permitted, or omitted after the date hereof, would constitute a breach or violation of any of the covenants set forth in Sections 6.1(b), (c), (d), (e), (j), (k), (l), (n), (o), (q), (r), (t), or (z) (solely as it relates to Sections 6.1(b), (c), (d), (e), (j), (k), (l), (n), (o), (q), (r), and (t)), except as set forth on Schedule 4.2(k)(iii) of the Community First Disclosure Memorandum.

(l)     Litigation. Except as set forth on Schedule 4.2(l) of the Community First Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the Community First Parties, threatened against CFI or Bank or any of their Subsidiaries or any property, asset, right, or interest of CFI or Bank or any of their Subsidiaries as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, and, to the Knowledge of the Community First Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither CFI or Bank nor any of their Subsidiaries, nor any of the properties or assets of CFI or Bank or any of their Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than those that apply to similarly situated bank holding companies or banks) that has had or would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(m)     Regulatory Actions. Except as set forth on Schedule 4.2(m) of the Community First Disclosure Memorandum, since January 1, 2014, neither CFI nor Bank, nor any of their Subsidiaries, has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt correction action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the Community First Parties, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt correction action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of CFI or Bank or any of their Subsidiaries. Since January 1, 2014, there have been no formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of CFI or Bank or any of their Subsidiaries that have had or would reasonably be expected to have, individually or in the aggregate, a CFI Material Adverse Effect.

(n)     Compliance with Laws; Deposit Insurance.

(i)     The Community First Parties and their Subsidiaries have at all times since January 1, 2014, complied with, and are currently in compliance with, in all material respects, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the Community Reinvestment Act of 1977, as amended (the “CRA”); the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all applicable Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans, except where noncompliance with such applicable Laws would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, the Community First Parties and their Subsidiaries have, and have at all times since January 1, 2014 had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as heretofore or presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the Community First Parties, no suspension or cancellation of any of them is threatened.

(ii)     Since January 1, 2014, each of the principal executive officer and the principal financial officer of CFI (or each former principal executive officer or each former principal financial officer, as applicable) has made all certifications required by Rules 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the CFI Securities Filings, and the statements contained in such certifications are true and accurate in all material respects, and CFI has, since January 1, 2014, been in compliance in all respects with all other applicable provisions of the Sarbanes-Oxley Act except for any non-compliance that would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. For purposes of this Section 4.2(n)(ii), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(iii)     The deposits of Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (the “FDIA”) to the full extent permitted by Law, and Bank has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of the Community First Parties, threatened.

(o)     Taxes.

(i)     The Community First Parties and their Subsidiaries have timely filed all material Tax Returns required to be filed by or with respect to them (the “Community First Returns”). Neither the Community First Parties nor any of their Subsidiaries currently are the beneficiary of any extension of time within which to file any Community First Returns. All of the Community First Returns are true, correct, and complete in all material respects, and all material Taxes due and payable by the Community First Parties and their Subsidiaries with respect to the periods covered by such Community First Returns have been paid (whether or not shown on any Community First Returns). The accruals and reserves for Taxes reflected in the CFI Balance Sheet are adequate, in accordance with GAAP, to cover all unpaid Taxes of CFI and its Subsidiaries for periods ending on or prior to the date of the CFI Balance Sheet, and all such accruals and reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of CFI and its Subsidiaries, will be adequate, in accordance with GAAP, to cover all unpaid Taxes of CFI and its Subsidiaries accruing through the Closing Date. No written claim has been made in the past three years against the Community First Parties or any of their Subsidiaries by an authority in a jurisdiction where CFI or Bank or their Subsidiaries do not file Tax Returns that CFI or Bank or any of their Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any Community First Returns has been agreed to or entered into or granted (by the Community First Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from the Community First Parties or any of their Subsidiaries, and neither the Community First Parties nor any of their Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii)     Except as would not reasonably be expected to result in a Material Adverse Effect, (i) all Taxes that the Community First Parties or any of their Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party (including amounts paid or owing by or to the Community First Parties or any of their Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; (ii) the Community First Parties and their Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and (iii) the Community First Parties and their Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii)     The Community First Parties have delivered or made available to the Commerce Union Parties true, correct, and complete copies of all audit reports, statements of deficiencies, and similar documents issued by a Governmental Entity relating to the Community First Returns which the Community First Parties have in their possession or control. Set forth on Schedule 4.2(o)(iii) of the Community First Disclosure Memorandum is a true, correct, and complete list of all deficiencies proposed as a result of Governmental Entity audits, all of which have been paid or, as set forth on such schedule, have been settled or are being contested in good faith in appropriate proceedings.

(iv)     No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the Community First Parties, threatened against or with respect to the Community First Parties or any of their Subsidiaries in respect of any Taxes or Tax matters. There are no unsatisfied Liabilities for Taxes with respect to any notice of deficiency or similar document received by the Community First Parties or any of their Subsidiaries with respect to any Taxes. There are no Liens for Taxes upon any of the properties or assets of the Community First Parties or any of their Subsidiaries, other than statutory Liens for current Taxes not yet due and payable or which are being contested in good faith for which adequate reserves have been established.

(v)     Neither CFI nor Bank, nor any of their Subsidiaries, has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in effect for a period for which the applicable statute of limitations has not expired. Neither CFI nor Bank, nor any of their Subsidiaries, is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to CFI or Bank or any of their Subsidiaries.

(vi)     There is no Contract or plan (including without limitation this Agreement and the arrangements contemplated hereby) covering any director, officer, employee, or independent contractor, or any former director, officer, employee, or independent contractor, of CFI or Bank or any of their Subsidiaries that, individually or collectively with any other such Contracts or plans, will, or could reasonably be expected to, give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code. Neither CFI nor Bank, nor any of their Subsidiaries, is a party to or bound by any Contract or plan, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code.

(vii)     Except as set forth on Schedule 4.2(o)(vii) of the Community First Disclosure Memorandum, (A) neither CFI nor Bank, nor any of their Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return (other than a group of which CFI is the common parent); (B) neither CFI nor Bank, nor any of their Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract that primary focus of which is Tax matters; and (C) neither CFI nor Bank, nor any of their Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract the primary focus of which is Tax matters (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(viii)    The Community First Parties and their Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and neither the Community First Parties nor their Subsidiaries have at any time engaged in or entered into any transaction that would be defined as a “listed transaction” within the meaning of Treasury Regulations Section 1.6011, Section 301.6111, or Section 301.6112.

(ix)     Neither the Community First Parties nor any of their Subsidiaries have participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. Neither CFI nor Bank, nor any of their Subsidiaries, has a “permanent establishment” within the meaning of any applicable Tax law in any foreign jurisdiction, nor is CFI or Bank, or any of their Subsidiaries, required to file any Tax Returns in any foreign jurisdiction. No Subsidiary of CFI or Bank which is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code has a permanent establishment within the United States or derives any income effectively connected with the conduct of a trade or business within the United States.

(x)     Set forth on Schedule 4.2(o)(x) of the Community First Disclosure Memorandum is a true, correct, and complete list of all Tax abatement, Tax reduction, Tax credit, and similar agreements or programs to which the Community First Parties or their Subsidiaries are parties or in which the Community First Parties or their Subsidiaries.

(xi)     Neither CFI or Bank nor any of their Subsidiaries has ever distributed stock of another Person or had its stock distributed by another Person in a transaction that purported or was intended to be governed in whole or in part by Section 355 or Section 361 of the Code. Neither CFI or Bank nor any of their Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Community First Parties or their Subsidiaries, and the IRS has not proposed any such change in accounting method.

(xii)     For purposes of this Section 4.2(o), (A) references to CFI shall be deemed to include any predecessor to CFI, any Person which merged or was liquidated with or into CFI, any direct or indirect Subsidiary of CFI, and any Person from which CFI has incurred any Liability for Taxes as a result of transferee liability and (B) references to Bank shall be deemed to include any predecessor to Bank, any Person which merged or was liquidated with or into Bank, any direct or indirect Subsidiary of Bank, and any Person from which Bank has incurred any Liability for Taxes as a result of transferee liability.

(p)     Material Contracts.

(i)     Except as set forth in Schedule 4.2(p)(i) of the Community First Disclosure Memorandum as of the date hereof, neither CFI nor Bank, nor any of their Subsidiaries, is a party to or bound by any Contract (A) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (B) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by CFI or Bank, or any of their Subsidiaries, or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in such activities, (C) with or to a labor union or guild (including any collective bargaining agreement), (D) that would, solely as a result of consummation of the Merger, the Second Step Merger or the Bank Merger, require any payment by CFI or Bank, the Interim Surviving Company, Commerce Union or the Surviving Corporation or any Subsidiary thereof of amounts in excess of $50,000, individually, or $100,000, in the aggregate, (E) other than extensions of credit, other banking products offered by Bank and its Subsidiaries, derivatives or the Leased Real Property, which creates future payment obligations of CFI or Bank or any of their Subsidiaries in excess of $50,000 per annum and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, or (F) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CFI or Bank or any of their Subsidiaries, taken as a whole. Each Contract of the type described in this Section 4.2(p)(i), whether or not set forth in the Community First Disclosure Memorandum, is referred to herein as a “Community First Material Contract,” and neither CFI nor Bank, nor any of their Subsidiaries, knows of, or has received written notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(ii)     In each case, except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, (i) each Community First Material Contract is valid and binding on CFI or Bank or one of their Subsidiaries, as applicable, and in full force and effect, (ii) CFI and Bank and their Subsidiaries have in all respects performed all obligations required to be performed by them to date under each Community First Material Contract, (iii) to the Knowledge of the Community First Parties, each third-party counterparty to each Community First Material Contract has in all respects performed all obligations required to be performed by it to date under such Community First Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of CFI or Bank or any of their Subsidiaries under any such Community First Material Contract.

(q)     Intellectual Property; Information Technology Systems.

(i)     Set forth on Schedule 4.2(q)(i) of the Community First Disclosure Memorandum is a true, correct, and complete list of all of the Intellectual Property owned by CFI or Bank or any of their Subsidiaries and registered or applied for before a Governmental Entity and used by CFI or Bank or any of their Subsidiaries in the conduct of their respective businesses (collectively, the “Community First Registered Intellectual Property”). All required filings and fees related to Community First Registered Intellectual Property have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Community First Registered Intellectual Property is in good standing, except where the failure to timely file and pay or to be in good standing has not and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(ii)     Set forth on Schedule 4.2(q)(ii) of the Community First Disclosure Memorandum is a true, correct, and complete list of all Contracts pursuant to which CFI or Bank (i) obtain a license to Intellectual Property owned by a third party (excluding Contracts for commercially available or off-the shelf software or services) and material to the conduct of the business of CFI and Bank and their Subsidiaries as presently conducted; or (ii) grant a license or right to use Intellectual Property owned by CFI or Bank or one of their Subsidiaries (excluding non-exclusive licenses granted in the ordinary course of business). There is no breach or default or alleged breach or default, or to the Knowledge of the Community First Parties any state of facts or circumstances which with notice or lapse of time or both would constitute a breach or default, on the part of any party to any such Contract in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such Contract, in each case which would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(iii)     CFI and Bank and their Subsidiaries own or possess all requisite rights to use all of the material Intellectual Property required or necessary for the conduct of the business of CFI and Bank and their Subsidiaries as presently conducted (the “Community First Intellectual Property”), to the Knowledge of the Community First Parties, without any conflict with the rights of others or any known use by others which conflicts with the rights of CFI or Bank or any of their Subsidiaries. Except pursuant to the Contracts set forth on Schedule 4.2(q)(ii), neither CFI nor Bank, nor any of their Subsidiaries, owes any royalties, honoraria, or fees to any Person by reason of the use by CFI or Bank or any of their Subsidiaries of any of the Community First Intellectual Property. Neither CFI nor Bank, nor any of their Subsidiaries, has received notice of, and to the Knowledge of the Community First Parties there is no basis for, any claimed conflict with respect to any of the Community First Intellectual Property or any claim against CFI or Bank or any of their Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that CFI or Bank or any of their Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any written claim or assertion that any of the Community First Intellectual Property is invalid or defective in any way.

(iv)     All information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, necessary for or used in the conduct of the businesses of the Community First Parties and their Subsidiaries (collectively, the “Community First IT Systems”) have been properly maintained in accordance with standards in the financial industry to ensure proper operation, monitoring, and use and operate as necessary to conduct business as currently conducted, in each such case, except where the failure to be so maintained or operated has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. Since January 1, 2014, neither CFI nor Bank, nor any of their Subsidiaries, has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the performance of the Community First IT Systems to operate as necessary for the conduct of the business as currently conducted. The Community First Parties and their Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither CFI nor Bank, nor any of their Subsidiaries, is in breach of or default under any Community First Material Contract relating to any of the Community First IT Systems except where such breach has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(v)     The Community First Parties and their Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures designed to protect, safeguard, and maintain the confidentiality, integrity, and security of (A) their information technology systems and software owned or purported to be owned by them and (B) all information, data, and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable Laws (the “Community First Data”), against any unauthorized or improper use, access, transmittal, interruption, modification, or corruption. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, the Community First Parties and their Subsidiaries are in compliance with applicable federal and state confidentiality and data security Laws, including without limitation Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Community First Parties pursuant to 12 C.F.R. Part 364, and all applicable card association rules and the payment card industry data security standards. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, there currently are not any, and since January 1, 2014, there have not been any, pending or, to the Knowledge of the Community First Parties, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (A) any of the Community First Parties’ or their Subsidiaries’ information technology systems or (B) Community First Data or any other such information collected, maintained, or stored by or on behalf of the Community First Parties or their Subsidiaries (or any unlawful acquisition, use, loss, destruction, compromise, or disclosure thereof).

(r)     Labor and Employment Matters.

(i)     The Community First Parties and their Subsidiaries are, and since January 1, 2014, have been in compliance with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, wages and hours, occupational health and safety, and anti-discrimination, except where the failure to be in compliance has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. Neither CFI nor Bank, nor any of their Subsidiaries, is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CFI or Bank, or any of their Subsidiaries, the subject of any proceeding in which it is asserted that CFI or Bank, or any of their Subsidiaries, has committed an unfair labor practice or seeking to compel CFI or Bank, or any of their Subsidiaries, to bargain with any labor union or labor organization as to wages and conditions of employment, nor, to the Knowledge of the Community First Parties, has any such proceeding been threatened, nor is there any strike, labor dispute, or organizational effort involving CFI or Bank, or any of their Subsidiaries, pending or, to the Knowledge of the Community First Parties, threatened.

(ii)     Set forth on Schedule 4.2(r)(ii) of the Community First Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of the Community First Parties and their Subsidiaries; (B) each such employee’s current rate of compensation and bonus or incentive compensation arrangements; and (C) each such employee’s date of hire and accrued vacation, sick leave, personal leave, and paid time off, as applicable. Set forth or identified on Schedule 4.2(r)(ii) of the Community First Disclosure Memorandum are the names of any employees of the Community First Parties or any of their Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation.

(iii)     To the Knowledge of the Community First Parties, no director, officer, employee, or independent contractor of or to CFI or Bank or any of their Subsidiaries is a party to or otherwise bound by any Contract, including without limitation any confidentiality, non-competition, non-solicitation, or proprietary rights agreement, that would reasonably be expected to materially and adversely affect the ability of CFI or Bank or any of their Subsidiaries to conduct its business as currently conducted or the ability of such Person to perform and carry out such Person’s duties or responsibilities.

(iv)     Except as would not reasonably be expected to have a Material Adverse Effect, neither CFI nor Bank, nor any of their Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any Community First Benefit Plan (as defined below), should have been classified as an employee. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, neither CFI nor Bank, nor any of their Subsidiaries, has any Liability for improperly excluding any Person who provides or has provided services to CFI or Bank or any of their Subsidiaries in any capacity from participating in any Community First Benefit Plan.

(v)     Except as set forth on Schedule 4.2(r)(v) of the Community First Disclosure Memorandum, to the Knowledge of the Community First Parties as of the date of this Agreement, no officer of CFI or Bank (or any of their Subsidiaries) with a title of vice president or higher has informed CFI or Bank (or any of their Subsidiaries) in writing of his or her intent to terminate his or her employment in writing with CFI or Bank (or any of their Subsidiaries), as applicable.

(vi)     There is no pending or, to the Knowledge of the Community First Parties, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of CFI or Bank or any of their Subsidiaries, including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, wages and hours, or terms and conditions of employment (but excluding workers’ compensation matters), as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, and to the Knowledge of the Community First Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, or legal, administrative, arbitration, or other proceeding.

(s)     Benefit Plans.

(i)     Set forth on Schedule 4.2(s)(i) of the Community First Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, salary continuation, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, change in control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by CFI or Bank for the benefit of or with respect to any present or former directors, officers, or employees of CFI or Bank or any of their Subsidiaries, or to or under which CFI or Bank or any of their Subsidiaries have any Liability (herein referred to collectively as the “Community First Benefit Plans”), including any and all plans or policies offered to employees of CFI or Bank, or any of their Subsidiaries, with respect to which CFI or Bank has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“Community First Voluntary Plans”). The Community First Parties have previously delivered or made available to the Commerce Union Parties true, correct, and complete copies of all plans, contracts, agreements, arrangements, and other documents required to be set forth in Schedule 4.2(s)(i) of the Community First Disclosure Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by CFI or Bank, or any of their Subsidiaries, to create any additional Community First Benefit Plan, to amend any Community First Benefit Plan (except for amendments required by applicable Law or which do not materially increase the cost of such Community First Benefit Plan), or to terminate any Community First Benefit Plan. Each Community First Benefit Plan that provides for the payment of “deferred compensation,” including any employment, change of control, change in control, stock option, supplemental executive retirement, or salary continuation agreement between CFI or Bank or any of their Subsidiaries and any current or former director, officer, or employee, complies with Section 409A of the Code.

(ii)     Other than routine claims for benefits or as would not reasonably be expected to have, individually or in the aggregate, a CFI Material Adverse Effect, there is no pending or, to the Knowledge of the Community First Parties, threatened, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any Community First Benefit Plan. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, (i) all of the Community First Benefit Plans comply in all respects with applicable requirements of ERISA and the Code and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended; the Patient Protection and Affordable Care Act of 2009, as amended; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; the Family and Medical Leave Act, as amended; the Mental Health Parity Act of 1996, as amended; the Mental Health Parity and Addiction Equity Act of 2008, as amended; the Uniformed Services Employment and Reemployment Rights Act, as amended; the Newborns’ and Mothers’ Health Protection Act of 1996, as amended; the Women’s Health and Cancer Rights Act, as amended; and the Genetic Information Nondiscrimination Act of 2008, as amended), and (ii) have been established, maintained, and administered in compliance with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the Community First Benefit Plans or pursuant to which they are maintained or administered. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, there are no existing circumstances and to the Knowledge of the Community First Parties no event has occurred that would reasonably be expected to result in the disqualification of any Community First Benefit Plan intended to be tax-qualified under Section 401 of the Code. No audit of any Community First Benefit Plan by the IRS, the United States Department of Labor, or any other Governmental Entity is ongoing or was ongoing or closed or, to the Knowledge of the Community First Parties, threatened at any time during the past five years. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, there has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Community First Benefit Plan that is likely to result in, or has already resulted in, the imposition of any material penalties or material Taxes upon CFI or Bank or any of their Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(iii)     No Liability to the Pension Benefit Guaranty Corporation has been, or is expected by the Community First Parties or their Subsidiaries to be, incurred with respect to any Community First Benefit Plan that is subject to Title IV of ERISA (a “Community First Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by CFI or Bank or any ERISA Affiliate. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, no Community First Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Community First Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Community First Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Community First Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the reporting requirement has not been waived has been required to be filed for any Community First Pension Plan within the 12-month period ending on the date of this Agreement. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, neither CFI nor Bank, nor any of their Subsidiaries, has provided or is required to provide security to any Community First Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither CFI nor Bank, nor any of their Subsidiaries or any ERISA Affiliate, has contributed to or been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(iv)     Each Community First Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Community First Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the Community First Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the Community First Parties there are no facts or circumstances that would reasonably be expected to result in the revocation of any such favorable determination letter. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, each Community First Qualified Plan, if any, that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all respects, and any assets of any such Community First Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)     Except as set forth on Schedule 4.2(s)(v) of the Community First Disclosure Memorandum, neither CFI nor Bank, nor any of their Subsidiaries, has any obligations for post-retirement benefits under any Community First Benefit Plan that cannot be amended and/or terminated upon 60 days or less notice without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the electing individuals.

(vi)     Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, all contributions and payments (both employer and employee) required to be made with respect to any Community First Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any Community First Benefit Plan, have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the CFI Balance Sheet to the extent required by GAAP or regulatory accounting requirements. Each Community First Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded.

(vii)     Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, all required reports, notices, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been timely filed or distributed in accordance with applicable Law with respect to each Community First Benefit Plan. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, all required Tax filings with respect to each Community First Benefit Plan have been made, and any Taxes due in connection with such filings have been paid.

(viii)     Except as set forth on Schedule 4.2(s)(viii) of the Community First Disclosure Memorandum or as otherwise set forth in this Agreement, neither CFI nor Bank, nor any of their Subsidiaries, is a party to or bound by any Contract (including without limitation any severance, change of control, change in control, salary continuation, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Merger, the Second Step Merger, or the Bank Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, or independent contractor of CFI or Bank, or of any of their Subsidiaries, to severance pay or change of control or other benefits, or any increase in severance pay or other benefits (whether upon termination of employment or termination of such Contract after the date hereof or otherwise), (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to any of the Community First Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Community First Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, the imposition of any Tax under Section 409A of the Code, or the forgiveness of any indebtedness.

(ix)     Except as would not reasonably be expected to have a CFI Material Adverse Effect, each Community First Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with Section 409A of the Code and has been administered (A) in good faith compliance with Section 409A of the Code during the period beginning October 1, 2004, through December 31, 2008, and (B) in compliance with Section 409A of the Code since January 1, 2009.

(x)     No Person is entitled to receive any additional payment (including without limitation any Tax gross-up or similar payment) from CFI or Bank or any of their Subsidiaries as a result of the imposition of any excise Taxes under Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(xi)     All of the Community First Benefit Plans are nondiscriminatory with respect to eligibility and benefits to the extent required under applicable provisions of the Code and other applicable Laws. To the extent required by applicable Law, all of the Community First Benefit Plans have been approved by the shareholders of CFI or Bank, as applicable, or the shareholders of corporations CFI or Bank has acquired.

(xii)     All Community First Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such Community First Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by CFI or Bank or any of their Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t)     Real and Personal Property.

(i)     Set forth on Schedule 4.2(t)(i) of the Community First Disclosure Memorandum is a true, correct, and complete list (by street address) as of the date of this Agreement of all real property owned by CFI or Bank or any of their Subsidiaries, including without limitation property carried on the books of Bank as “other real estate owned” (the “Owned Real Property”), and all real property leased by CFI or Bank or any of their Subsidiaries (the “Leased Real Property,” and together with the Owned Real Property, collectively, the “Community First Properties”). Except for the Community First Properties, as of the date of this Agreement, neither CFI nor Bank nor any of their Subsidiaries holds any interest (fee, leasehold, or otherwise) in any real property. CFI and Bank and their Subsidiaries have good and marketable title to all of the Owned Real Property (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens, except Permitted Liens. There are no unpaid bills or claims for work performed on or at the Community First Properties other than bills for work that has been performed but which are not yet due and payable. Each lease pursuant to which CFI or Bank or their Subsidiaries lease the Leased Real Property is valid, binding, enforceable (except as enforceability may be limited by the Enforceability Exceptions), and in full force and effect, and neither CFI nor Bank nor any of their Subsidiaries, nor, to the Knowledge of the Community First Parties, any other party to any such lease, is in material breach or default under or in material violation of any provision of any such lease. The Community First Parties have previously delivered or made available to the Commerce Union Parties a true, correct, and complete copy of each such lease, including any amendments thereto. Each of the Community First Properties that is used or held for use by the Community First Parties in connection with the current business or operations of the Community First Parties and their Subsidiaries (the “CFI Business Properties”) is in good condition (normal wear and tear excepted) and is reasonably considered by the Community First Parties to be adequate for the current business of the Community First Parties and their Subsidiaries. To the Knowledge of the Community First Parties, none of the buildings, structures, or other improvements located on any of the CFI Business Properties encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way, and none of the buildings, structures, or other improvements located on any parcel adjoining the CFI Business Properties encroaches upon or over any portion of the CFI Business Properties.

(ii)     To the Knowledge of the Community First Parties, (i) the Community First Parties and their Subsidiaries are entitled to and have exclusive possession of the Leased Real Property; (ii) except as set forth on Schedule 4.2(t)(ii) of the Community First Disclosure Memorandum, the Community First Properties are not subject to any other legally binding lease, tenancy, or license or any legally binding agreement to grant any such lease, tenancy, or license that materially interferes with the Community First Parties’ or their Subsidiaries’ use of the Community First Properties; (iii) there is no Person in possession or occupation of, or who has any current right to possession or occupation of, the Community First Properties other than the Community First Parties and their Subsidiaries; (iv) and there are no easements of any kind on, in respect of, or affecting the Community First Properties that materially and adversely affect the rights of the Community First Parties and their Subsidiaries to use the Community First Properties for the conduct of their business.

(iii)     None of the Community First Business Properties, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the Community First Parties have no Knowledge that any of the Community First Business Properties, or any such building, structure, fixture, or improvement, will or may be the subject of, or affected by, any such proceeding. To the Knowledge of the Community First Parties, there are no special, general, or other assessment proceedings affecting the Community First Business Properties which, if as a result of which a special, general, or other assessment were imposed, would materially increase the cost of using and operating the Community First Business Properties as currently used and operated by the Community First Parties and their Subsidiaries.

(iv)     To the Knowledge of the Community First Parties, none of the Community First Properties are located in any special flood hazard area or zone on any official flood hazard map published by the United States Federal Emergency Management Agency or in any wetland area as designated by the United States Army Corps of Engineers, the United States Environmental Protection Agency, or any applicable state or local agency. The Community First Business Properties are appropriately zoned for each of the purposes for which they are being used by the Community First Parties and their Subsidiaries, except where the failure to be so appropriately zoned would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect.

(v)     Neither CFI nor Bank, nor any of their Subsidiaries, has experienced any material restriction in access to or from public roads or any material restriction in access to any utilities, including without limitation water, sewer, drainage, gas, electric, telephone, cable, and internet, used by CFI or Bank or any of their Subsidiaries in the operation of their business as presently conducted which material restriction remains in effect; there is no pending or, to the Knowledge of the Community First Parties, threatened governmental action that could prohibit or materially interfere with such access; and, to the Knowledge of the Community First Parties, no fact or condition exists which, with the passage of time or the giving of notice, or both, may result in the termination of or material reduction or impairment of such access. All existing utilities provided at the Community First Business Properties are adequate in all material respects for the Community First Parties’ and their Subsidiaries’ existing use and operation of the Community First Business Properties.

(vi)     CFI and Bank and their Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens, except for Permitted Liens. Each lease pursuant to which CFI or Bank, or any of their Subsidiaries, leases any item of material personal property is valid, binding, enforceable (except as enforceability may be limited by the Enforceability Exceptions), and in full force and effect, and neither CFI nor Bank, nor any of their Subsidiaries, nor, to the Knowledge of the Community First Parties, any other party to any such lease, is in default under or in breach or violation of any provision of any such lease, except for such defaults, breaches or violations as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. The material personal property owned or leased by CFI and Bank and their Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of CFI and Bank and their Subsidiaries in the ordinary course consistent with past practice.

(u)     Environmental Matters.

(i)     Except as set forth on Schedule 4.2(u)(i) of the Community First Disclosure Memorandum or has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, each of the Community First Properties, each of the CFI Participation Facilities, and, to the Knowledge of the Community First Parties, each of the CFI Loan Properties is, and has been during the period of CFI’s or Bank’s or their Subsidiaries’ ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or, to the Knowledge of the Community First Parties, threatened against CFI or Bank or any of their Subsidiaries, (A) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a site owned, leased, or operated by CFI or Bank or any of their Subsidiaries. To the Knowledge of the Community First Parties, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any CFI Loan Property (or CFI or Bank or any of their Subsidiaries in respect of any CFI Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a CFI Loan Property, which, in any such case, if adversely determined or imposed, would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. To the Knowledge of the Community First Parties, neither CFI nor Bank, nor any of their Subsidiaries, has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it is or may be in violation of or have any Liability under any Environmental Law.

(ii)     To the Knowledge of the Community First Parties, there are no underground storage tanks at or on any of the Community First Properties. Neither CFI nor Bank nor any of their Subsidiaries, nor to the Knowledge of the Community First Parties any other Person, has closed or removed any underground storage tank on or from any of the Community First Properties. None of the Community First Properties is the site of or, to the Knowledge of the Community First Parties, was formerly the site of a dry cleaning facility.

(iii)     To the Knowledge of the Community First Parties, during the period of (A) the Community First Parties’ and their Subsidiaries’ ownership or operation of the Community First Properties and (B) the Community First Parties’ or their Subsidiaries’ participation in the management of any CFI Participation Facility, none of the Community First Parties has caused contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). Except as set forth on Schedule 4.2(u)(iii) of the Community First Disclosure Memorandum or has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, to the Knowledge of the Community First Parties, prior to the period of (A) the Community First Parties’ and their Subsidiaries’ ownership or operation of the Community First Properties or (B) the Community First Parties’ or their Subsidiaries’ participation in the management of any CFI Participation Facility, there was no contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(v)     Fairness Opinion. Prior to the Parties’ execution of this Agreement, the board of directors of CFI has received from Professional Bank Services, Inc. d/b/a ProBank Austin an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion dated the same date) to the effect that, as of the date of such opinion and subject only to customary assumptions and qualifications, the Exchange Ratio is fair from a financial point of view to the holders of CFI Common Stock.

(w)     Broker Fees. Except as set forth on Schedule 4.2(w) of the Community First Disclosure Memorandum, neither CFI or Bank nor any of their Subsidiaries, nor any of their respective officers, directors, employees, or agents, has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of CFI or Bank or any of their Subsidiaries, in each case in connection with this Agreement or the transactions contemplated hereby.

(x)     Loan Matters.

(i)     Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, all Loans made, originated, or held by CFI or Bank or any of their Subsidiaries (collectively, the “Bank Loans”) (A) were made or originated for good, valuable, and adequate consideration in the ordinary course of business; (B) were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are being and have been maintained, in accordance with (1) the relevant notes or other credit or security documents, (2) the applicable underwriting and servicing standards of Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and (3) all applicable Laws. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, the notes or other evidences of indebtedness evidencing the Bank Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(ii)     Except as set forth on Schedule 4.2(x)(ii) of the Community First Disclosure Memorandum or as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, neither the terms of any Loan held, originated, made, administered, or serviced by CFI or Bank or any of their Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor CFI’s or Bank’s or their Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act of 1968, as amended; Regulation B, Regulation O, and Regulation Z of the Federal Reserve; the CRA; the Equal Credit Opportunity Act, as amended; and any applicable federal or state Laws relating to consumer protection, installment sales, or usury.

(iii)     The Community First Parties’ allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance in all material respects with their existing methodology for determining the adequacy of their allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv)     Except as set forth on Schedule 4.2(x)(iv) of the Community First Disclosure Memorandum, none of the Contracts pursuant to which CFI or Bank or any of their Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any Liability on the part of CFI or Bank or any of their Subsidiaries to repurchase such Loans or interests therein other than in the case where there has been a material breach of a representation or warranty by Bank.

(v)     Set forth on Schedule 4.2(x)(v) of the Community First Disclosure Memorandum is a true, correct, and complete listing, as of July 31, 2017, by account of (A) each borrower, customer, or other Person who has notified CFI or Bank or any of their Subsidiaries during the past 12 months of, or has asserted against CFI or Bank or any of their Subsidiaries, any “lender liability” or similar claim; (B) all Loans of CFI and Bank and their Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, or (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms; and (C) all assets classified by CFI or Bank or any of their Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of July 31, 2017.

(vi)     Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, each Loan held by CFI or Bank or their Subsidiaries (A) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(vii)     Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, (A) there are no material oral modifications or amendments related to any Loans held by CFI or Bank or their Subsidiaries that are not reflected in the written records of the Community First Parties or their Subsidiaries, (B) all Loans held by CFI or Bank or their Subsidiaries are owned by the Community First Parties or their Subsidiaries free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta, (C) no claims of defense as to the enforcement of any Loan held by CFI or Bank have been asserted in writing against the Community First Parties or their Subsidiaries for which there is a reasonable possibility of an adverse determination, (D) the Community First Parties have no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to CFI or Bank, and (E) none of the Loans held by CFI or Bank or their Subsidiaries are presently serviced by third parties, and there is no obligation which could result in any such Loan becoming subject to any third party servicing.

(viii)     Neither CFI or Bank is now or has been since January 1, 2014, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(y)     Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business in compliance with applicable Law and except as otherwise set forth on Schedule 4.2(y) of the Community First Disclosure Memorandum, no current or former officer or director of CFI or Bank or any of their Subsidiaries, or any immediate family member or Affiliate of any such Person, has any material direct or indirect interest in any Contract or property, real or personal, tangible or intangible, of, used in the business of, or owned or leased by CFI or Bank or any of their Subsidiaries.

(z)     Insurance. Set forth on Schedule 4.2(z) of the Community First Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently held or maintained by or providing coverage for CFI or Bank or any of their Subsidiaries, including without limitation bank-owned life insurance (collectively, the “Community First Insurance Policies”), including for each such Community First Insurance Policy (i) the name of the insurer, (ii) the named insured(s), (iii) the nature of the coverage, (iv) the policy limits (on a per occurrence and aggregate basis), (v) the annual premiums, and (vi) the expiration date. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, (A) CFI and Bank and their Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CFI reasonably has determined to be prudent and consistent with industry practices, (B) all of the Community First Insurance Policies are in full force and effect, neither CFI or Bank nor any of their Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the Community First Insurance Policies, and (C) all premiums due and payable with respect to the Community First Insurance Policies have been timely and fully paid (to the extent due and payable), and all claims thereunder have been filed in a timely fashion. To the Knowledge of the Community First Parties, there is no material claim for coverage by CFI or Bank or any of their Subsidiaries pending under any of the Community First Insurance Policies as to which coverage has been denied or disputed. To the Knowledge of the Community First Parties, neither CFI nor Bank nor any of their Subsidiaries has received written notice of any termination of (actual or threatened), material premium increase with respect to, or material alteration of coverage under any of the Community First Insurance Policies.

(aa)     Investment Securities; Derivatives. The Community First Parties and their Subsidiaries have good title to all securities and commodities owned by them in all material respects (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Community First Parties and their Subsidiaries. Such securities and commodities are valued on the books of the Community First Parties and their Subsidiaries in accordance with GAAP in all material respects. The Community First Parties and their Subsidiaries employ investment, securities, commodities, risk management, and other policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses, and prior to the date of this Agreement, the Community First Parties have made available to the Commerce Union Parties the material terms of such policies, practices, and procedures. Except for restrictions that exist for securities that are classified as “held to maturity” and except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, none of the investment securities held by CFI or Bank or any of their Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that could materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities. Except as set forth on Schedule 4.2(aa) of the Community First Disclosure Memorandum, neither CFI nor Bank nor any of their Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other Contract that is a derivative contract (including various combinations thereof), or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb)     Transactions with Affiliates. All “covered transactions” between Bank and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in material compliance with such provisions of Law.

(cc)     Fiduciary Accounts. Except as would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, CFI and Bank and their Subsidiaries have properly administered all accounts, if any, for which they serve or act as a fiduciary, including without limitation accounts for which they serve as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither CFI nor Bank nor any of their Subsidiaries, nor to the Knowledge of the Community First Parties any of their or their Subsidiaries’ respective directors, officers, or employees, have committed any breach of trust with respect to any fiduciary account that would reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect, and the records for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

(dd)     Tax Treatment of Mergers. The Community First Parties have no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(ee)     CRA, Anti-Money Laundering, OFAC, and Customer Information Security. Bank received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. The Community First Parties do not have Knowledge of any facts or circumstances that would be expected to cause Bank (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance in any material respect with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Bank. To the Knowledge of the Community First Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would, or would reasonably be expected to, cause Bank to undertake any significant remedial action. The board of directors of Bank has adopted, and Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Bank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff)     Internal Controls. The records, systems, controls, data, and information of the Community First Parties and their Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Community First Parties or their Subsidiaries or accountants engaged or utilized by the Community First Parties or their Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had and would not reasonably be expected to have, either individually or in the aggregate, a CFI Material Adverse Effect. CFI (i) has implemented and maintains a system of disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to CFI’s outside auditors and the audit committee of CFI’s board of directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CFI’s ability to record, process, summarize, and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CFI’s internal control over financial reporting. To the Knowledge of the Community First Parties, as of the date hereof there is no reason to believe that CFI’s outside auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, at any time prior to the Closing Date.

(gg)     Regulatory Capital. CFI and Bank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(hh)     State Antitakeover Laws. CFI has taken (through its board of directors) all action required to render inapplicable to this Agreement and the transactions contemplated hereby any otherwise applicable state antitakeover Laws, including without limitation any “moratorium,” “control share,” “fair price,” or “interested shareholder” Law.

(ii)     No Further Representations. Except for the representations and warranties made by the Community First Parties in this Article IV (including the related portions of the Community First Disclosure Memorandum), neither CFI nor Bank, nor any other Person, makes or has made any express or implied representation or warranty with respect to CFI or Bank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the Community First Parties and their Subsidiaries, and the Community First Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CFI nor Bank, nor any other Person, makes or has made any representation or warranty to the Commerce Union Parties or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the Community First Parties or any of their Subsidiaries or the respective businesses of the Community First Parties and their Subsidiaries or (ii) except for the representations and warranties made by the Community First Parties in this Article IV, any oral or written information presented, delivered, or made available to the Commerce Union Parties or any of their Affiliates or representatives in the course of their due diligence investigation of the Community First Parties or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

Article V
REPRESENTATIONS AND WARRANTIES OF COMMERCE UNION PARTIES

Section 5.1     Commerce Union Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, the Commerce Union Parties have delivered to the Community First Parties a confidential memorandum (the “Commerce Union Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the Commerce Union Parties contained in this Article V, making specific reference in such Commerce Union Disclosure Memorandum to the Section(s) of this Agreement to which such items relate; provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in the Commerce Union Disclosure Memorandum as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Commerce Union Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by the Commerce Union Parties that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Commerce Union Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article V shall be deemed to qualify any other section of this Article V (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section).

Section 5.2     Representations and Warranties. Subject to and except as disclosed in the Commerce Union Securities Filings (as defined below) filed prior to the date of this Agreement (but excluding any risk factor disclosures under the heading “Risk Factors,” any forward-looking statement disclosures or disclaimers, and any other disclosures that are cautionary, predictive, or forward-looking in nature), each of Commerce Union, Merger Sub, and Reliant hereby represents and warrants to the Community First Parties as follows:

(a)     Organization and Qualification. Commerce Union is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is registered as a financial holding company under the BHCA. Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Reliant is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of Commerce Union, Merger Sub, and Reliant has the corporate power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Commerce Union Material Adverse Effect. Each of Commerce Union and Reliant is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not reasonably be expected to have a Commerce Union Material Adverse Effect. Neither Commerce Union or Reliant nor any Subsidiary of Commerce Union or Reliant is in material violation of its respective charter, bylaws, or other organizational documents.

(b)     Subsidiaries and Other Interests. Each Subsidiary of Commerce Union (other than Merger Sub and Reliant) and each Subsidiary of Reliant is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation; has all requisite corporate, limited liability company, or other power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted; and is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority or where the failure to be so licensed, qualified, or in good standing would not reasonably be expected to have a Commerce Union Material Adverse Effect. The ownership interests of Commerce Union and Reliant in their respective Subsidiaries are in compliance with all applicable Laws, except where the failure to be in compliance would not reasonably be expected to have a Commerce Union Material Adverse Effect. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of Commerce Union and/or Reliant have been validly authorized and are validly issued, fully paid, and non-assessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of Commerce Union and/or Reliant are or may be required to be issued by virtue of any options, warrants, or other rights; no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of Commerce Union and/or Reliant, or any other debt or equity security of any Subsidiary of Commerce Union and/or Reliant; and there are no Contracts for the issuance of any additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of Commerce Union and/or Reliant or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 5.2(b) of the Commerce Union Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither Commerce Union nor Reliant owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person. Since January 1, 2014, each of Reliant and any other equity holder of Reliant Mortgage Ventures, LLC has complied in all respects with its obligations under the Operating Agreement of Reliant Mortgage Ventures, LLC, except to the extent that the failure to be in compliance would not reasonably be expected to have a Commerce Union Material Adverse Effect.

(c)     Capitalization.

(i)     The authorized capital stock of Commerce Union consists of (i) 30,000,000 shares of Commerce Union Common Stock, of which 7,871,382 shares were issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of Commerce Union Preferred Stock, no shares of which were issued and outstanding as of the date of this Agreement. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 100 shares were issued and outstanding and owned by Commerce Union as of the date of this Agreement. The authorized capital stock of Reliant consists of (i) 10,000,000 shares of Reliant Common Stock, of which 3,062,358 shares were issued and outstanding and owned by Commerce Union as of the date of this Agreement, and (ii) 10,000,000 shares of Reliant Preferred Stock, no shares of which were issued and outstanding as of the date of this Agreement. There are no other classes or series of authorized, issued, or outstanding capital stock of Commerce Union, Merger Sub, or Reliant. All of the issued and outstanding shares of Commerce Union Stock, Merger Sub Common Stock, and Reliant Stock have been duly and validly authorized and issued in compliance in all material respects with all applicable Laws and are fully paid and non-assessable with no personal liability attaching to the ownership thereof, and none of the issued and outstanding shares of Commerce Union Stock or Reliant Stock have been issued in violation of the preemptive or other rights of any Person. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Commerce Union may vote were issued and outstanding.

(ii)     Except as set forth on Schedule 5.2(c)(ii) of the Commerce Union Disclosure Memorandum, as of the date of this Agreement, (i) there were no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Commerce Union to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Commerce Union capital stock, or securities convertible into or exercisable for shares of Commerce Union capital stock, or that require or obligate or could require or obligate Commerce Union to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there were no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Reliant to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Reliant capital stock, or securities convertible into or exercisable for shares of Reliant capital stock, or that require or obligate or could require or obligate Reliant to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment.

(d)     Authority. Each of Commerce Union, Merger Sub, and Reliant has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, notice, filings, and registrations referred to in Section 5.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Commerce Union Parties and the consummation by the Commerce Union Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of Commerce Union, Merger Sub, and Reliant, and no other corporate actions or proceedings on the part of Commerce Union, Merger Sub, or Reliant are necessary to authorize the execution and delivery of this Agreement by the Commerce Union Parties and the consummation by the Commerce Union Parties of the transactions contemplated hereby, other than (i) the approval of the issuance of the shares of Commerce Union Common Stock constituting the Merger Consideration pursuant to this Agreement by the shareholders of Commerce Union in accordance with the charter and bylaws of Commerce Union and applicable Law (the “Required Commerce Union Vote”), (ii) the approval of this Agreement by Commerce Union as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law, and (iii) the approval of the Bank Merger Agreement by Commerce Union as the sole shareholder of Reliant in accordance with the charter and bylaws of Reliant and applicable Law. The board of directors of Commerce Union has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Commerce Union and its shareholders and has directed that the issuance by Commerce Union of the shares of Commerce Union Common Stock constituting the Merger Consideration pursuant to this Agreement be submitted to Commerce Union’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Commerce Union approve the issuance of such shares of Commerce Union Common Stock. The board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Merger Sub and its sole shareholder and has directed that this Agreement be submitted to Commerce Union, as the sole shareholder of Merger Sub, for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that Commerce Union, as the sole shareholder of Merger Sub, approve this Agreement. This Agreement has been duly and validly executed and delivered by each of Commerce Union, Merger Sub, and Reliant and (assuming due authorization, execution and delivery by CFI and Bank) constitutes a valid and legally binding obligation of each of Commerce Union, Merger Sub, and Reliant enforceable against each of Commerce Union, Merger Sub, and Reliant in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(e)     No Violations. Neither the execution, delivery, or performance of this Agreement by Commerce Union, Merger Sub, or Reliant nor the consummation of the transactions contemplated by this Agreement will (i) assuming the receipt of the Required Commerce Union Vote, the approval of this Agreement by Commerce Union as the sole shareholder of Merger Sub in accordance with the charter and bylaws of Merger Sub and applicable Law, and the approval of the Bank Merger Agreement by Commerce Union as the sole shareholder of Reliant in accordance with the charter and bylaws of Reliant and applicable Law, violate the charter, bylaws, or other organizational documents of Commerce Union, Merger Sub or Reliant or any of their Subsidiaries or (ii) assuming that the consents, approvals, waivers, notices, filings, and registrations referred to in Section 5.2(f) have been obtained and made and all applicable waiting periods have expired, (A) violate any Law to which the Commerce Union Parties or any of their Subsidiaries (or the properties or assets of the Commerce Union Parties or any of their Subsidiaries) are subject or by which the Commerce Union Parties or any of their Subsidiaries (or the properties or assets of the Commerce Union Parties or any of their Subsidiaries) are bound or (B) constitute a breach or violation of or a default under (or an event which, with notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Commerce Union, Reliant or Merger Sub or any of their Subsidiaries under, any of the terms, conditions, or provisions of any Contract to which Commerce Union, Reliant or Merger Sub, or any of their Subsidiaries, is a party or to or by which any of the properties or assets of Commerce Union, Reliant or Merger Sub, or any of their Subsidiaries, may be subject or bound, except in the case of clause (ii) above only, for breaches, violations, defaults, terminations, accelerations or Liens that would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect.

(f)     Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity are required to be obtained, given, or made by Commerce Union, Merger Sub, or Reliant in connection with the execution and delivery of this Agreement by the Commerce Union Parties or the consummation by the Commerce Union Parties of the Merger, the Second Step Merger, the Bank Merger, or the other transactions contemplated hereby, except (i) the Regulatory Approvals; (ii) the Other Regulatory Approvals; (iii) the filing of the Articles of Merger and Second Step Articles of Merger with the Tennessee Secretary of State and the filing of the Bank Merger Certificates; (iv) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form and the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included as a prospectus), and declaration of effectiveness of the Registration Statement by the SEC; (v) such other filings, registrations, consents, declarations, and approvals as are required to be made or obtained under or pursuant to applicable federal and state securities Laws, including without limitation those required to be made or obtained in connection with the issuance by Commerce Union of shares of Commerce Union Common Stock as the Merger Consideration pursuant to this Agreement; (vi) the approval of the listing on Nasdaq of the shares of Commerce Union Common Stock to be issued as Merger Consideration; (vii) the approval of the issuance of the shares of Commerce Union Common Stock constituting the Merger Consideration pursuant to this Agreement by the shareholders of Commerce Union, the approval of this Agreement by Commerce Union as the sole shareholder of Merger Sub, and the approval of the Bank Merger Agreement by Commerce Union as the sole shareholder of Reliant; (viii) any notice or filings under the HSR Act; (ix) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws; and (x) as set forth on Schedule 5.2(f) of the Commerce Union Disclosure Memorandum. As of the date of this Agreement, the Commerce Union Parties do not have Knowledge of any reason why any of the consents, approvals, or waivers referred to in this Section 5.2(f) will not be obtained or received without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)     Reports. Commerce Union and Reliant have timely filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2014, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish the same or pay such fees and assessments would not reasonably be expected to have , either individually or in the aggregate, a Commerce Union Material Adverse Effect. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)     Securities Filings. Commerce Union has filed with the SEC all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that Commerce Union has been required to file under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since April 28, 2014 (collectively, the “Commerce Union Securities Filings”). True, correct, and complete copies of the Commerce Union Securities Filings are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), none of the Commerce Union Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Commerce Union Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to such Commerce Union Securities Filings.

(i)     Financial Statements. The consolidated financial statements of Commerce Union and its Subsidiaries included in the Commerce Union Securities Filings (including the related notes, where applicable) (the “Commerce Union Financial Statements”) fairly present in all material respects the financial position, results of operations, and cash flows of Commerce Union and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount). Each of the Commerce Union Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such Commerce Union Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Commerce Union and its Subsidiaries have since January 1, 2014, been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of Commerce Union has resigned (or informed Commerce Union that it intends to resign) or been dismissed as independent public accountants of Commerce Union as a result of or in connection with any disagreements with Commerce Union on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(j)     Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, neither Commerce Union nor any of its Subsidiaries has, or has incurred, any Liability, other than (i) Liabilities reflected on or reserved against in the consolidated balance sheet of Commerce Union and its Subsidiaries as of June 30, 2017, included in Commerce Union’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, (ii) Liabilities incurred since June 30, 2017, in the ordinary course of business consistent with past practice, and (iii) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

(k)     Absence of Certain Changes or Events.

(i)     Since June 30, 2017, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or would reasonably be expected to have a Commerce Union Material Adverse Effect.

(ii)     From June 30, 2017 through the date hereof, except in connection with this Agreement and the transactions contemplated hereby, Commerce Union and Reliant and their Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices.

(iii)     From June 30, 2017 through the date hereof, neither Commerce Union, Merger Sub, nor Reliant, nor any of their Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, or failed or omitted to take, any action that, if taken, permitted, or omitted after the date hereof, would constitute a breach or violation of any of the covenants set forth in Sections 6.2(b), (c), (d), or (g) (solely as it relates to Sections 6.2(b), (c), and (d)), except as set forth on Schedule 5.2(k)(iii) of the Commerce Union Disclosure Memorandum.

(l)     Litigation. There are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the Commerce Union Parties, threatened against Commerce Union or Reliant or any of their Subsidiaries as to which there is a reasonable probability of an adverse determination and which if adversely determined would reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, and, to the Knowledge of the Commerce Union Parties, there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither Commerce Union nor Reliant nor any of their Subsidiaries, nor any of the properties or assets of Commerce Union or Reliant or any of their Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than those that apply to similarly situated bank holding companies or banks) that has had or would reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect.

(m)     Regulatory Actions. Except as set forth on Schedule 5.2(m) of the Commerce Union Disclosure Memorandum, since January 1, 2014, neither Commerce Union nor Reliant, nor any of their Subsidiaries, has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt correction action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the Commerce Union Parties, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt correction action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of Commerce Union or Reliant or any of their Subsidiaries. Since January 1, 2014, there have been no formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of Commerce Union or Reliant or any of their Subsidiaries that have had or would reasonably be expected to have, individually or in the aggregate, a Commerce Union Material Adverse Effect.

(n)     Compliance with Laws; Deposit Insurance.

(i)     The Commerce Union Parties and their Subsidiaries have at all times since January 1, 2014, complied with, and are currently in compliance with, in all material respects, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the CRA; the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all applicable Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans, except where noncompliance with such applicable Laws would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect. Except in each case as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, the Commerce Union Parties and their Subsidiaries have, and have at all times since January 1, 2014 had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as heretofore or presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the Commerce Union Parties, no suspension or cancellation of any of such permits, licenses, franchises, certificates of authority, orders, authorizations and approvals is threatened.

(ii)     Since January 1, 2014, each of the principal executive officer and the principal financial officer of Commerce Union (or each former principal executive officer or each former principal financial officer, as applicable) has made all certifications required by Rules 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Commerce Union Securities Filings, and the statements contained in such certifications are true and accurate in all material respects, and Commerce Union has, since April 28, 2014, been in compliance with all other applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Commerce Union Material Adverse Effect. For purposes of this Section 5.2(n)(ii), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(iii)     The deposits of Reliant are insured by the FDIC in accordance with the FDIA to the full extent permitted by Law, and Reliant has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of the Commerce Union Parties, threatened.

(o)     Taxes.

(i)     The Commerce Union Parties have timely filed all material Tax Returns required to be filed by or with respect to them (the “Commerce Union Returns”). All of the Commerce Union Returns were, as of their respective dates of filing, true, correct, and complete in all material respects, and all material Taxes due and payable by the Commerce Union Parties and their Subsidiaries with respect to the periods covered by such Commerce Union Returns have been paid (whether or not shown on any Commerce Union Returns). No written claim has been made in the past three years against the Commerce Union Parties or any of their Subsidiaries by an authority in a jurisdiction where Commerce Union or Reliant or their Subsidiaries do not file Tax Returns that Commerce Union or Reliant or any of their Subsidiaries are or may be subject to taxation in that jurisdiction.

(ii)     All Taxes that the Commerce Union Parties or any of their Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the Commerce Union Parties and their Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the Commerce Union Parties and their Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws, except for failures to withhold, collect, pay, or file and such noncompliance as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect.

(iii)     No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the Commerce Union Parties, threatened against or with respect to the Commerce Union Parties or any of their Subsidiaries in respect of any Taxes or Tax matters.

(iv)     No Commerce Union Party or any of their Subsidiaries has ever distributed stock of another Person or had its stock distributed by another Person in a transaction that purported or was intended to be governed in whole or in part by Section 355 or Section 361 of the Code. No Commerce Union Party, nor any of their Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return (other than a group of which Commerce Union is the common parent). No Commerce Union Party, nor any of their Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract the primary focus of which is Tax matters; and (C) no Commerce Union Party, nor any of their Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract the primary focus of which is Tax matters (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(v)     The Commerce Union Parties and their Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and neither the Commerce Union Parties nor their Subsidiaries have at any time engaged in or entered into any transaction that would be defined as a “listed transaction” within the meaning of Treasury Regulations Section 1.6011, Section 301.6111, or Section 301.6112.

(p)     Labor and Employment Matters.

(i)     The Commerce Union Parties are, and since January 1, 2014, have been, in compliance with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, wages and hours, occupational health and safety and anti-discrimination, except where the failure to be in compliance has not had and would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect. There is no pending or, to the Knowledge of the Commerce Union Parties, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of Commerce Union or Reliant or any of their Subsidiaries (including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, or terms and conditions of employment, but excluding workers’ compensation matters) as to which there is a reasonable probability of an adverse determination and which if adversely determined would reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, and to the Knowledge of the Commerce Union Parties there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim or legal, administrative, arbitration, or other proceeding.

(ii)     Neither Commerce Union nor Reliant, nor any of their Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any Commerce Union Benefit Plan (as defined below), should have been classified as an employee, except where the failure to so properly classify any Person would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect. To the Knowledge of the Commerce Union Parties, neither Commerce Union nor Reliant, nor any of their Subsidiaries, has any material Liability for improperly excluding any Person who provides or has provided services to Commerce Union or Reliant or any of their Subsidiaries in any capacity from participating in any Commerce Union Benefit Plan.

(iii)     Except as set forth on Schedule 5.2(p)(iii) of the Commerce Union Disclosure Memorandum, to the Knowledge of the Commerce Union Parties as of the date of this Agreement, no officer of Commerce Union or Reliant (or any of their Subsidiaries) with a title of vice president or higher has informed Commerce Union or Reliant (or any of their Subsidiaries) in writing of his or her intent to terminate his or her employment with Commerce Union or Reliant (or any of their Subsidiaries), as applicable.

(q)     Benefit Plans.

(i)     As used in this Section 5.2(q), the term “Commerce Union Benefit Plan” means any pension, retirement, salary continuation, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, change in control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, or other benefit plan, contract, agreement, or arrangement, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, any incentive or welfare policies, contracts, plans, or arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by Commerce Union or Reliant with respect to any present or former directors, officers, or employees of Commerce Union or Reliant or any of their Subsidiaries.

(ii)     Other than routine claims for benefits or as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, there is no pending or, to the Knowledge of the Commerce Union Parties, threatened claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any Commerce Union Benefit Plan. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, all of the Commerce Union Benefit Plans have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the Commerce Union Benefit Plans or pursuant to which they are maintained or administered. No audit of any Commerce Union Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of the Commerce Union Parties, threatened.

(iii)     Each Commerce Union Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Commerce Union Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the Commerce Union Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the Commerce Union Parties there are no facts or circumstances that would reasonably be expected to result in the revocation of any such favorable determination letter.

(iv)     No Liability to the Pension Benefit Guaranty Corporation has been, or is expected by the Commerce Union Parties or their Subsidiaries to be, incurred with respect to any Commerce Union Benefit Plan that is subject to Title IV of ERISA (a “Commerce Union Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Commerce Union or Reliant or any ERISA Affiliate. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, no Commerce Union Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Commerce Union Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Commerce Union Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Commerce Union Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the reporting requirement has not been waived has been required to be filed for any Commerce Union Pension Plan within the 12-month period ending on the date of this Agreement. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, neither Commerce Union nor Reliant, nor any of their Subsidiaries, has provided or is required to provide security to any Commerce Union Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Commerce Union nor Reliant, nor any of their Subsidiaries or any ERISA Affiliate, has contributed to or been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(v)     Except as set forth on Schedule 5.2(q)(v) of the Commerce Union Disclosure Memorandum, neither Commerce Union nor Reliant, nor any of their Subsidiaries, has any obligations for post-retirement benefits under any Commerce Union Benefit Plan that cannot be amended and/or terminated upon 60 days or less notice without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the electing individuals.

(r)     Information Technology Systems. The Commerce Union Parties and their Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures designed to protect, safeguard, and maintain the confidentiality, integrity, and security of (i) their information technology systems and software owned or purported to be owned by them and (ii) all information, data, and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable Laws (the “Commerce Union Data”), against any unauthorized or improper use, access, transmittal, interruption, modification, or corruption. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, the Commerce Union Parties and their Subsidiaries are in compliance with applicable federal and state confidentiality and data security Laws, including without limitation Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Commerce Union Parties pursuant to 12 C.F.R. Part 364, and all applicable card association rules and the payment card industry data security standards. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, there currently are not any, and since January 1, 2014, there have not been any, pending or, to the Knowledge of the Commerce Union Parties, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (A) any of the Commerce Union Parties’ or their Subsidiaries’ information technology systems or (B) Commerce Union Data (or any unlawful acquisition, use, loss, destruction, compromise, or disclosure thereof).

(s)     Fairness Opinion. Prior to the Parties’ execution of this Agreement, the board of directors of Commerce Union has received from Keefe, Bruyette & Woods, Inc. an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion dated the same date) to the effect that, as of the date of such opinion and subject to customary assumptions and qualifications, the Exchange Ratio is fair from a financial point of view to Commerce Union.

(t)     Broker Fees. Except for Keefe, Bruyette & Woods, Inc. and fees and expenses payable thereto, neither the Commerce Union Parties nor any of their officers, directors, employees, or agents has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of the Commerce Union Parties, in each case in connection with this Agreement or the transactions contemplated hereby.

(u)     Loan Matters.

(i)     Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, all Loans made, originated, or held by Commerce Union, Reliant or any of their Subsidiaries (collectively, the “Reliant Loans”) (A) were made or originated for good, valuable, and adequate consideration in the ordinary course of business; (B) were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are being and have been maintained, in accordance with (1) the relevant notes or other credit or security documents, (2) the applicable underwriting and servicing standards of Reliant (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and (3) all applicable Laws. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, the notes or other evidences of indebtedness evidencing the Reliant Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(ii)     Except as set forth on Schedule 5.2(u)(ii) of the Commerce Union Disclosure Memorandum or as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, neither the terms of any Loan held, originated, made, administered, or serviced by Commerce Union or Reliant or any of their Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor Commerce Union’s or Reliant’s or their Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act of 1968, as amended; Regulation B, Regulation O, and Regulation Z of the Federal Reserve; the CRA; the Equal Credit Opportunity Act, as amended; and any applicable federal or state Laws relating to consumer protection, installment sales, or usury.

(iii)     Reliant’s allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance in all material respects with Reliant’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv)     Except as set forth on Schedule 5.2(u)(iv) of the Commerce Union Disclosure Memorandum, none of the Contracts pursuant to which Reliant or any of its Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any Liability on the part of Reliant or any of its Subsidiaries to repurchase such Loans or interests therein solely on account of a payment default by the obligors on such Loans other than in the case where there has been a material breach of a representation or warranty by Reliant.

(v)     Set forth on Schedule 5.2(u)(v) of the Commerce Union Disclosure Memorandum is a true, correct, and complete listing, as of July 31, 2017, by account of (A) all Loans of Reliant (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, or (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms; and (B) all assets classified by Reliant as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of July 31, 2017.

(vi)     Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, each Loan held by Commerce Union, Reliant or their Subsidiaries (A) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(vii)     The Commerce Union Parties are not, and have not been since January 1, 2014, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(v)     Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Commerce Union Material Adverse Effect, (A) the Commerce Union Parties and their Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Commerce Union reasonably has determined to be prudent and consistent with industry practices, (B) the policies of insurance currently held or maintained by or providing coverage for the Commerce Union Parties or any of their Subsidiaries are in full force and effect, neither the Commerce Union Parties nor any of their Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration thereunder, and (C) all premiums due and payable in respect of such policies of insurance have been timely and fully paid (to the extent due and payable). To the Knowledge of the Commerce Union Parties, there is no material claim for coverage by the Commerce Union Parties or any of their Subsidiaries pending under any of such policies of insurance as to which coverage has been denied or disputed, and the Commerce Union Parties have not received written notice of any threatened termination of or material alteration of coverage under any of such policies of insurance.

(w)     Investment Securities. The Commerce Union Parties have good title to all securities and commodities owned by them in all material respects (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Commerce Union Parties and their Subsidiaries. Such securities and commodities are valued on the books of the Commerce Union Parties in accordance with GAAP in all material respects. The Commerce Union Parties employ investment, securities, commodities, risk management, and other similar policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses.

(x)     Tax Treatment of Mergers. The Commerce Union Parties have no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(y)     CRA, Anti-Money Laundering, OFAC, and Customer Information Security. Reliant received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. The Commerce Union Parties do not have Knowledge of any facts or circumstances that would reasonably be expected to cause Reliant (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation, in any material respect, of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance in any material respect with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Reliant. To the Knowledge of the Commerce Union Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would, or would reasonably be expected to, cause Reliant to undertake any significant remedial action. The board of directors of Reliant has adopted, and Reliant has implemented, an anti-money laundering program that contains customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Reliant has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(z)     Internal Controls. Commerce Union (i) has implemented and maintains a system of disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and (ii) has disclosed, based on its most recent evaluation, to Commerce Union’s outside auditors and the audit committee of Commerce Union’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Commerce Union’s ability to record, process, summarize, and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Commerce Union’s internal control over financial reporting. To the Knowledge of the Commerce Union Parties, as of the date hereof there is no reason to believe that Commerce Union’s outside auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, at any time prior to the Closing Date.

(aa)     Regulatory Capital. Commerce Union and Reliant are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(bb)    No Further Representations. Except for the representations and warranties made by the Commerce Union Parties in this Article V (including the related portions of the Commerce Union Disclosure Memorandum), neither Commerce Union, Merger Sub, nor Reliant, nor any other Person, makes or has made any express or implied representation or warranty with respect to Commerce Union, Merger Sub, or Reliant or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the Commerce Union Parties and their Subsidiaries, and the Commerce Union Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Commerce Union, Merger Sub, nor Reliant, nor any other Person, makes or has made any representation or warranty to the Community First Parties or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the Commerce Union Parties or any of their Subsidiaries or the respective businesses of the Commerce Union Parties and their Subsidiaries or (ii) except for the representations and warranties made by the Commerce Union Parties in this Article V, any oral or written information presented, delivered, or made available to the Community First Parties or any of their Affiliates or representatives in the course of their due diligence investigation of the Commerce Union Parties or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

Article VI
CONDUCT PENDING THE MERGER

Section 6.1     Community First Party Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of Commerce Union, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, neither CFI nor Bank shall, and each of CFI and Bank shall cause each of its Subsidiaries not to:

(a)     Conduct its business other than in the regular, ordinary, and usual course; fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees; or take any action that would reasonably be expected to adversely affect or delay, in any material respect, its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)     Incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or, other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more than 12 months; other than as set forth on Schedule 6.1(b) of the Community First Disclosure Memorandum, prepay any indebtedness or other similar arrangements so as to cause CFI or Bank or any of their Subsidiaries to incur any prepayment penalty thereunder; or purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of 24 months or less;

(c)     Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than (i) dividends by Bank to CFI, (ii) dividends by Community First TRUPS Holding Company to CFI, and (iii) required dividends or distributions in respect of subordinated debentures related to trust preferred securities issued by statutory trusts affiliated with CFI; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise, vesting, or settlement of CFI Equity Awards outstanding as of the date hereof; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

(d)     Other than in the ordinary course of business, sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “other real estate owned”), or cancel, release or assign any material indebtedness or claims or waive any rights of substantial value;

(e)     Form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary or, except (i) for transactions in the ordinary course of business by way of foreclosure or in satisfaction of debts previously contracted in good faith or (ii) as set forth on Schedule 6.1(e) of the Community First Disclosure Memorandum, make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, purchase of any property or assets of any other Person, or otherwise;

(f)     Except (i) as contemplated by Section 6.1(g) or (ii) as set forth on Schedule 6.1(f) of the Community First Disclosure Memorandum, enter into, renew, fail to renew, materially amend or modify, cancel, or terminate any new or existing Community First Material Contract;

(g)     Make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, except (i) in conformity with existing lending practices and where the principal amount of the subject Loan does not exceed $1,000,000 or (ii) Loans as to which the Community First Parties and their Subsidiaries have binding obligations to make such Loans (including without limitation lines of credit and letters of credit) as of the date of this Agreement and which are disclosed on Schedule 6.1(g) of the Community First Disclosure Memorandum; provided, however, that neither CFI nor Bank, nor any of their Subsidiaries, shall make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, to any Person if, when aggregated with all other outstanding Loans and commitments for Loans to such Person and such Person’s family members and Affiliates, the aggregate principal amount of all such Loans and commitments would exceed $3,000,000;

(h)     Extend credit to, directly or indirectly, any Person who has a Loan with CFI or Bank or any of their Subsidiaries that is classified by CFI or Bank (or any of their Subsidiaries) or the FDIC or the TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (a “Bank Classified Borrower”), except in conformity with existing lending practices and regulatory requirements and where all outstanding Loans and commitments for Loans to such Bank Classified Borrower and such Bank Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(i)     Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a Bank Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Bank Classified Borrower and such Bank Classified Borrower’s family members and Affiliates do not and would not exceed $250,000 in the aggregate;

(j)     Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to CFI or Bank or any of their Subsidiaries in the ordinary course of business, or, other than the settlement of foreclosure actions and debt workouts in the ordinary course of business, enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $50,000, individually, or $100,000, in the aggregate (net of any insurance proceeds or indemnity, contribution, or similar payments actually received by CFI, Bank, or their Subsidiaries in connection therewith), or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(k)     Except as required by any written agreement or CFI Benefit Plan, in each case in effect as of the date hereof, or as permitted by Section 7.10(c), increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; become a party to, establish, adopt, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, change in control, consulting, or other Contact, with or for the benefit of any director, officer, or employee, except as required by applicable Law; amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation; elect or appoint to any office with the title of executive vice president or higher any Person who does not hold such office as of the date of this Agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $75,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;

(l)     Amend its charter, bylaws, or other governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any indication of interest, letter of intent, or agreement in principle with respect thereto;

(m)     Purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of 24 months or less;

(n)     Make any capital expenditures in excess of $35,000, individually, or $100,000, in the aggregate;

(o)     Establish or commit to the establishment of any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;

(p)     Except for interest rate caps and interest rate floors for individual Loans entered into in the ordinary course of business consistent with past practice, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q)     Make any material changes in policies or procedures in existence on the date of this Agreement with regard to underwriting, pricing, originating, acquiring, or selling extensions of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(r)     Other than in the ordinary course of business consistent with past practice, make or change any material election in respect of Taxes, settle or compromise any material Tax Liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any material Taxes, enter into any closing agreement with respect to any material Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(s)     Take any action that is intended or could reasonably be expected to result in (i) any of the representations or warranties of the Community First Parties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(t)     Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP, regulatory guidelines, or policies imposed by any Governmental Entity;

(u)     Except as set forth on Schedule 6.1(u) of the Community First Disclosure Memorandum, enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

(v)     Make any written communications to the officers or employees of the Community First Parties or their Subsidiaries, or any oral communications presented to a significant portion of the officers or employees of the Community First Parties or their Subsidiaries, in each case that are substantially different than or include material information not contained in prior communications, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, without first providing the Commerce Union Parties a copy or written description of the intended communication and providing the Commerce Union Parties with a reasonable period of time to review and comment on the communication;

(w)     Except for non-structural repairs and maintenance, engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by applicable Law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date hereof, ordinary wear and tear excepted;

(x)     Subject any of its properties or assets to any Lien (other than Liens existing as of the date of this Agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from the Federal Home Loan Bank and transactions in federal funds);

(y)     Take any action or fail to take any action, which action or failure to act would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z)     Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.2     Commerce Union Party Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of CFI, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, neither Commerce Union nor Reliant shall, and each of Commerce Union and Reliant shall cause its Subsidiaries not to:

(a)     Fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and customer and other business relationships, or take any action that would adversely affect or delay, in any material respect, its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)     Amend its charter or bylaws in a manner that would materially and adversely affect the holders of CFI Common Stock or materially and adversely affect the holders of CFI Common Stock (as prospective holders of Commerce Union Common Stock) relative to other holders of Commerce Union Common Stock, provided that the Parties acknowledge and agree that Commerce Union may amend its charter and bylaws so as to change its name to “Reliant Bancorp, Inc.”;

(c)     Make, declare, or pay any dividend on the Commerce Union Common Stock, other than dividends in an amount, on an annualized basis, whether paid annually, biannually, quarterly, or otherwise, consistent with past practice (it being agreed that any increase in the amount of any such divided not in excess of 10% on an annualized basis shall not be deemed to not be consistent with past practice);

(d)     Merge or consolidate itself or any of its Subsidiaries with any other Person or engage in any similar business combination transaction (i) where it or its Subsidiary or another of its Subsidiaries, as applicable, is not the surviving Person or (ii) if the merger, consolidation, or transaction would be reasonably likely to cause the Closing to be materially delayed; restructure, reorganize, or completely or partially liquidate or dissolve it or any of its material Subsidiaries; or dispose of any ownership interest in any Subsidiary.

(e)     Take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of the Commerce Union Parties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(f)     Take any action or fail to take any action, which action or failure to act would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g)     Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.3     Absence of Control. It is the mutual intent of the Parties that (a) neither Commerce Union, Merger Sub, nor Reliant shall, by reason of this Agreement, be deemed to control, directly or indirectly, CFI or Bank or to exercise, directly or indirectly, a controlling influence over the management or policies of CFI or Bank and (b) neither CFI nor Bank shall, by reason of this Agreement, be deemed to control, directly or indirectly, Commerce Union or Reliant or to exercise, directly or indirectly, a controlling influence over the management or policies of Commerce Union or Reliant.

Article VII
COVENANTS

Section 7.1     Acquisition Proposals.

(a)     The Community First Parties shall, and shall direct and use their reasonable best efforts to cause their Subsidiaries and their and their Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Community First Parties or any of their Subsidiaries) to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Person other than the Commerce Union Parties with respect to the possibility, consideration, or consummation of any Acquisition Proposal, and will use their reasonable best efforts to enforce, and will direct and use their reasonable best efforts to cause their Subsidiaries to use their reasonable best efforts to enforce, any confidentiality, nondisclosure, or similar agreement relating to any Acquisition Proposal.

(b)     From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, except as otherwise expressly set forth in this Agreement, the Community First Parties shall not, and shall direct and cause their Subsidiaries and their and their Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Community First Parties or any of their Subsidiaries) not to, directly or indirectly through another Person, (i) solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or take any other action to knowingly facilitate or that would reasonably be expected to result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) provide any non-public information or data regarding the Community First Parties or any of their Subsidiaries to any Person other than the Commerce Union Parties relating to or in connection with any Acquisition Proposal or any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal; (iii) continue or participate in any discussions or negotiations, or otherwise communicate in any way with any Person other than the Commerce Union Parties, regarding any Acquisition Proposal; (iv) approve, execute, enter into, or consummate, any indication of interest or letter of intent, or similar agreement, relating to any Acquisition Proposal or requiring the Community First Parties to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement, or propose to do any of the foregoing; or (v) except in accordance with Section 7.7 in connection with and after making a CFI Change of Recommendation, make or authorize any statement, recommendation, endorsement or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date the shareholders of CFI approve this Agreement, if the CFI board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Community First Parties may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the CFI board of directors determines in good faith constitutes or is reasonably likely to result in a Superior Proposal, and subject to providing 24 hours prior written notice of their decision to take such action to the Commerce Union Parties and identifying the Person making the Superior Proposal and all of the material terms and conditions of such Superior Proposal and compliance with Section 7.1(c), (A) furnish information with respect to the Community First Parties and their Subsidiaries to any Person making such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement (which confidentiality agreement shall not provide such Person the exclusive right to negotiate with the Community First Parties) and (B) participate in discussions or negotiations with such Person regarding such Superior Proposal.

(c)     In addition to the obligations of the Community First Parties set forth above, the Community First Parties shall promptly (within not more than 24 hours) advise the Commerce Union Parties orally and in writing of their receipt of any Acquisition Proposal, or any request for nonpublic information or inquiry which would reasonably be expected to lead to an Acquisition Proposal, and shall keep the Commerce Union Parties informed, on a prompt basis, of any material changes in the status thereof, including the material terms and conditions thereof and any changes thereto, and shall provide to the Commerce Union Parties any material written materials received by the Community First Parties or any of their Subsidiaries in connection therewith. Additionally, the Community First Parties shall contemporaneously provide or make available to the Commerce Union Parties all material documentation or correspondence provided or made available to any third party pursuant to this Section 7.1 which has not been previously provided or made available to the Commerce Union Parties.

(d)     Nothing contained in this Section 7.1 shall prohibit the Community First Parties, their boards of directors, or any of their Subsidiaries from taking and disclosing to their shareholders a position required by, or otherwise complying with, Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that compliance with such rules or regulations shall not in any way limit or modify the effect that any action taken pursuant to such rules or regulations has under any other provision of this Agreement.

(e)     Nothing contained in this Section 7.1 shall prevent CFI or Bank or their respective boards of directors from (i) taking the actions permitted by Section 7.7(b) of this Agreement or (ii) informing any Person who submits an unsolicited, bona fide Acquisition Proposal of their obligations pursuant to this Section 7.1.

Section 7.2     Notice of Certain Matters. Prior to the Effective Time, each Party shall promptly notify the other Parties of any fact, event, occurrence, circumstance, or condition known to it that (a) constitutes or has caused, or could reasonably be expected to cause, a material breach of any of the representations, warranties, covenants, or agreements of such Party set forth in this Agreement, provided, however, that no such notification shall (i) affect the representations, warranties, covenants, or agreements of the Parties, or the conditions to the obligations of the Parties, contained in this Agreement or (ii) be deemed to amend or supplement the Disclosure Memoranda; (b) has had, or would reasonably be expected to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such Party, a CFI Material Adverse Effect (as to any notice required to be given by the Community First Parties) or a Commerce Union Material Adverse Effect (as to any notice required to be given by the Commerce Union Parties); (c) would, or would reasonably be expected to, prohibit or materially impede or materially delay the consummation of the transactions contemplated by this Agreement. Further, each Party shall promptly give written notice to the other Parties of any notice or other communication from any third party alleging that the consent or approval of such third party is or may be required in connection with any of the transactions contemplated by this Agreement. Additionally, upon receiving notice that any officer of CFI or Bank (or any of their Subsidiaries) with a title of executive vice-president or higher intends to terminate his or her employment with CFI or Bank (or any of their Subsidiaries), the Community First Parties shall promptly give the Commerce Union Parties notice of the same. The failure of a Party to comply with this Section 7.2 shall not itself constitute the failure of any condition set forth in Section 8.2 or Section 8.3 to be satisfied unless the underlying fact, event, occurrence, circumstance, or condition would independently result in the failure of a condition set forth in Section 8.2 or Section 8.3 to be satisfied.

Section 7.3     Access and Information.

(a)     Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of verifying the representations and warranties of the Community First Parties and compliance by the Community First Parties with their covenants and agreements set forth herein, and preparing for the Mergers and the other matters contemplated by this Agreement (including without limitation for purposes of integration planning), the Community First Parties shall, and shall cause their Subsidiaries to, afford to the Commerce Union Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the Commerce Union Parties) reasonable access during normal business hours to the books, records, Contracts, properties, assets, personnel, and information technology systems of the Community First Parties and their Subsidiaries, as well as such other information relating to the Community First Parties or their Subsidiaries as the Commerce Union Parties may reasonably request. Likewise, prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of verifying the representations and warranties of the Commerce Union Parties and compliance by the Commerce Union Parties with their covenants and agreements set forth herein, and preparing for the Mergers and the other matters contemplated by this Agreement, the Commerce Union Parties shall, and shall cause their Subsidiaries to, afford to the Community First Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the Community First Parties) reasonable access during normal business hours to the books, records, Contracts, properties, assets, personnel, and information technology systems of the Commerce Union Parties and their Subsidiaries, as well as such other information relating to the Commerce Union Parties or their Subsidiaries as the Community First Parties may reasonably request.

(b)     From the date of this Agreement until the Effective Time, each of the Parties shall reasonably promptly furnish to the other Parties (i) a copy of any report, application, notice, schedule, or other document or instrument filed with or received from any Governmental Entity (other than any such materials which such Party is not permitted to disclose under applicable Law) and (ii) such other information regarding its and its Subsidiaries’ business, properties, assets, or personnel as the other Parties may reasonably request.

(c)     Any investigation by a Party or its representatives pursuant to this Section 7.3 shall be conducted in a manner that does not unreasonably interfere with the business operations of the party being investigated. No investigation by the Parties or their representatives pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants, or agreements of the Parties set forth in this Agreement. Neither the Community First Parties or the Commerce Union Parties nor their respective Subsidiaries shall be required to provide access to or to disclose information pursuant to this Section 7.3 where such access or disclosure would violate or prejudice the rights of the Community First Parties’ or the Commerce Union Parties’, as the case may be, customers, jeopardize the attorney-client privilege of the Party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense, or similar agreement between the Parties), or contravene any Law, fiduciary duty, or binding Contract entered into prior to the date of this Agreement. The Parties agree to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(d)     The Confidentiality Agreement, to the extent the same is not inconsistent with any provision of this Agreement, will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with its terms, and each of CFI and Bank, on the one hand, and Commerce Union and Reliant, on the other hand, shall hold all information furnished by or on behalf of the other Party or any of such Party’s Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

Section 7.4     Regulatory Filings; Consents and Approvals.

(a)     The Parties shall cooperate with each other and use their respective reasonable best efforts to prepare all documentation, to make all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to comply with the terms and conditions of all such permits, consents, approvals, waivers and authorizations of all such Governmental Entities and third parties. The Commerce Union Parties shall use their reasonable best efforts to make any initial application, notice, and waiver filings required by the Federal Reserve or the TDFI in connection with the Mergers on or before October 16, 2017. Each Party shall have the right to review in advance, and to the extent practicable each Party shall consult with the other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written applications, notices, and waiver requests, and any other written information, submitted to any Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, provided that the Commerce Union Parties shall not be required to provide or make available to the Community First Parties the confidential portions of any filing made with a Governmental Entity that contain confidential supervisory information or other information filed under a claim of confidentiality. In exercising the foregoing rights, each Party agrees to act reasonably and as promptly as practicable. Each Party agrees that it shall consult with the other Parties with respect to the obtaining of all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Mergers, and consider in good faith the views of the other Parties in connection with any proposed written communication with any Governmental Entity related to the transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions, and other transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions.

(b)     Each Party agrees to, upon request, furnish the other Parties with all information concerning itself, its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as well as any other matters, as may be necessary or advisable in connection with any filing, notice, or application made or given by or on behalf of such other Parties or any of their Subsidiaries with or to any Governmental Entity or other third party.

(c)     In furtherance and not in limitation of the foregoing, each of Commerce Union and Reliant, on the one hand, and CFI and Bank, on the other hand, shall, and shall cause its Subsidiaries to, use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed, or overturned, any decree, judgment, injunction, or other order, whether temporary, preliminary, or permanent, that would prevent or materially delay the Closing; provided that neither Commerce Union nor Reliant shall be required to agree or consent to, or enter into, any consent decree, hold separate orders, or otherwise, or agree to or effect any sale, divestiture, or disposition of any portion of the business of CFI, Bank, Commerce Union, or Reliant in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.

Section 7.5     Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to promptly take, or cause to be promptly taken, all actions, and to promptly do, or cause to be promptly done, all things, necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably possible, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents, and approvals from Governmental Entities, effecting all necessary registrations, applications, and filings (including without limitation filings under any applicable federal or state securities Laws), and obtaining any required contractual consents and regulatory approvals.

Section 7.6     Publicity. The Parties shall consult with each other before issuing any press release or making any public statements or disclosures (including without limitation written communications to shareholders) with respect to this Agreement or the transactions, including the Mergers, contemplated hereby and shall not issue any such press release or make any such public statements or disclosures without the prior consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that nothing contained in this Section 7.6 shall be deemed to prohibit a Party from making any disclosure that legal counsel to such Party advises such Party in writing is necessary in order to satisfy such Party’s disclosure obligations under applicable Law.

Section 7.7     CFI Shareholders Meeting.

(a)     CFI and its board of directors shall take, in accordance with applicable Law and CFI’s charter and bylaws, all action necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of CFI’s shareholders (including any adjournment or postponement thereof, the “CFI Meeting”) for the purpose of CFI’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by CFI’s shareholders in order to consummate the transactions contemplated by this Agreement, and, if mutually agreed upon by the Parties, any other matters of the type customarily brought before a meeting of shareholders to approve an agreement such as this Agreement. Except with the prior approval of the Commerce Union Parties (which will not be unreasonably withheld), no other matters shall be submitted for consideration by or the approval of CFI’s shareholders at the CFI Meeting. Subject to Section 7.7(b), (i) CFI and its board of directors shall at all times prior to and during the CFI Meeting recommend to CFI’s shareholders the approval of this Agreement and the transactions contemplated hereby and shall take all reasonable and lawful action to solicit and obtain such approval and (ii) the CFI board of directors shall not withdraw, modify, or qualify in any manner adverse to the Commerce Union Parties its recommendation that CFI’s shareholders approve this Agreement and the transactions contemplated hereby, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this clause (ii) being referred to as a “CFI Change of Recommendation”). Notwithstanding any CFI Change of Recommendation, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of CFI at the CFI Meeting for the purpose of CFI’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by CFI’s shareholders in order to consummate the transactions contemplated by this Agreement. Additionally, unless this Agreement has been terminated, neither CFI nor Bank shall submit to or for a vote of its shareholder(s) any Acquisition Proposal.

(b)     Notwithstanding the foregoing, the CFI board of directors may make a CFI Change of Recommendation if, but only if:

(i)     The CFI board of directors determines in good faith (after consultation with and receiving and considering the advice of outside legal counsel and its financial advisors) that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; and

(ii)     In the event the CFI Change of Recommendation stems from or is a result of, or relates in any manner to, an Acquisition Proposal, (A) the Community First Parties have complied in all material respects with Section 7.1; (B) the CFI board of directors has determined in good faith, after giving effect to all of the adjustments which may be offered by the Commerce Union Parties pursuant to clause (D) below, that such Acquisition Proposal constitutes a Superior Proposal, (C) CFI notifies the Commerce Union Parties at least five Business Days in advance of its intention to effect a CFI Change of Recommendation in response to such Superior Proposal, and furnishes to the Commerce Union Parties the identity of the Person making such Superior Proposal, a copy of the proposed transaction agreements and all other documents relating to such Superior Proposal, and a reasonable description of the event or circumstances giving rise to its determination to take such action, and (D) prior to effecting the CFI Change of Recommendation, the Community First Parties shall, and shall cause their financial, legal, and other advisors to, for a period of five Business Days following CFI’s delivery of the notice referred to in clause (C) above, negotiate in good faith with the Commerce Union Parties (to the extent the Commerce Union Parties desire to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(c)     CFI shall adjourn or postpone the CFI Meeting if (i) as of the date of the CFI Meeting there are insufficient shares of CFI Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the CFI Meeting or (ii) as of the date of the CFI Meeting CFI has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by the shareholders of CFI in accordance with CFI’s charter and bylaws and applicable Law; provided that CFI shall not be required to adjourn or postpone the CFI Meeting more than two times.

Section 7.8     Commerce Union Shareholders Meeting.

(a)     Commerce Union and its board of directors shall take, in accordance with applicable Law and Commerce Union’s charter and bylaws, all action necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of Commerce Union’s shareholders (including any adjournment or postponement thereof, the “Commerce Union Meeting”) for the purpose of Commerce Union’s shareholders considering and voting on approval of the issuance by Commerce Union of the shares of Commerce Union Common Stock constituting the Merger Consideration pursuant to this Agreement (the “Stock Issuance Proposal”) and any other matters required to be approved by Commerce Union’s shareholders in order to consummate the transactions contemplated by this Agreement, and, if mutually agreed upon by the Parties, any other matters of the type customarily brought before a meeting of shareholders to approve matters such as the Stock Issuance Proposal. Subject to Section 7.8(b), (i) Commerce Union and its board of directors shall at all times prior to and during the Commerce Union Meeting recommend to Commerce Union’s shareholders the approval of the Stock Issuance Proposal and shall take all reasonable and lawful action to solicit and obtain such approval and (ii) the Commerce Union board of directors shall not withdraw, modify, or qualify in any manner adverse to the Community First Parties its recommendation that Commerce Union’s shareholders approve the Stock Issuance Proposal, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this clause (ii) being referred to as a “Commerce Union Change of Recommendation”).

(b)     Notwithstanding the foregoing, the Commerce Union board of directors may make a Commerce Union Change of Recommendation if, but only if, the Commerce Union board of directors determines in good faith (after consultation with and receiving and considering the advice of outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided that the board of directors of Commerce Union shall not make a Commerce Union Change of Recommendation under this Section 7.8(b) unless (i) Commerce Union gives CFI at least five Business Days’ prior written notice of the board of directors’ intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, the board of directors of Commerce Union takes into account any reasonable amendment or modification to this Agreement proposed by CFI and, after receiving the advice of its outside legal counsel and its financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable Law to continue to recommend that Commerce Union’s shareholders approve the Stock Issuance Proposal.

(c)     Commerce Union shall adjourn or postpone the Commerce Union Meeting if (i) as of the date of the Commerce Union Meeting there are insufficient shares of Commerce Union Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Commerce Union Meeting, or (ii) as of the date of the Commerce Union Meeting, Commerce Union has not received proxies representing a sufficient number of shares of Commerce Union Common Stock necessary for the approval of the Stock Issuance Proposal; provided, that Commerce Union shall not be required to adjourn or postpone the Commerce Union Meeting more than one (1) time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, the Commerce Union Meeting shall be convened and this Agreement shall be submitted to the shareholders of Commerce Union at the Commerce Union Meeting for the purpose of Commerce Union’s shareholders considering and voting on the approval of the Stock Issuance Proposal and any other matters required to be approved by Commerce Union’s shareholders in order to consummate the transactions contemplated by this Agreement.

Section 7.9     Timing of Shareholders’ Meetings. Commerce Union and CFI shall use their respective reasonable best efforts to hold the Commerce Union Meeting and the CFI Meeting on the same date.

Section 7.10     Employee and Benefit Matters.

(a)     Subject to applicable Law and the terms of the Commerce Union Parties’ employee benefit plans, Commerce Union or Reliant will, as soon as reasonably practicable after the Effective Time, provide employees of Bank who become employees of Commerce Union or Reliant at or immediately following the Effective Time (the “Continuing Employees”) with benefits that are no less favorable, in the aggregate, than that provided to similarly situated employees of the Commerce Union Parties as of the Closing Date. With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Commerce Union or Reliant, excluding both any retiree health care plans or programs maintained by Commerce Union or Reliant and any equity compensation or deferred compensation plans or arrangements maintained by Commerce Union or Reliant (collectively, “Employee Plans”), in which any Continuing Employees will participate effective as of or after the Effective Time, Commerce Union or Reliant, as appropriate, will recognize all years of service of Continuing Employees with the Community First Parties (and any predecessor entities to, or entities which previously have merged or consolidated with or into, any of the Community First Parties) for vesting and eligibility purposes (but not for benefit accrual purposes or purposes of early retirement subsidies under any Employee Plan that is a defined benefit pension plan) in any Employee Plan in which such Continuing Employees may be eligible to participate at or after the Effective Time; provided that such service shall not be recognized to the extent that (i) such recognition of service would result in a duplication of benefits or (ii) such service was not recognized under a corresponding Community First Benefit Plan. With respect to Employee Plans providing health care, dental, or vision coverage, the Commerce Union Parties will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to the Continuing Employees or their eligible spouses and eligible dependents who were covered under a similar Community First Benefit Plan immediately prior to the Effective Time. Further, if Continuing Employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, the Commerce Union Parties will use commercially reasonable efforts to cause any successor Employee Plan providing health care, dental, or vision coverage for Continuing Employees to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment, or other cost-sharing amounts previously paid by Continuing Employees in respect of their participation in the corresponding Community First Benefit Plan during the plan year of the successor Employee Plan prior to the transition effective date. The Parties acknowledge and agree that, to the extent permitted by applicable Law and the terms of any pertinent plan documents, the Commerce Union Parties may after the Effective Time maintain multiple benefit plans providing health care, dental, or vision coverage and/or multiple retirement savings plans.

(b)     To the extent permitted by applicable Law, at the request of the Commerce Union Parties, the Community First Parties shall take, and shall cause their Subsidiaries to take, prior to the Effective Time, all actions reasonably requested by the Commerce Union Parties that are necessary or appropriate to (i) cause one or more of the Community First Benefits Plans (including without limitation the Community First Bank & Trust 401(k) Profit Sharing Plan, but excluding the CFI SERP and the related participation agreements thereunder) to terminate or be frozen as of or immediately prior to the Effective Time, (ii) cause benefit accruals and entitlements under any Community First Benefit Plan to cease as of or immediately prior to the Effective Time, (iii) cause the continuation at and after the Effective Time of any Contract or insurance policy relating to any Community First Benefit Plan for such period as may be requested by the Commerce Union Parties, or (iv) facilitate the merger of any Community First Benefit Plan into any employee benefit plan maintained by the Commerce Union Parties or their Subsidiaries. All resolutions, notices, or other documents adopted, issued, or executed in connection with the implementation of this Section 7.10(b) shall be subject to the Commerce Union Parties’ prior review and approval, which approval shall not be unreasonably withheld. Without limiting the foregoing, CFI shall take all such action as is necessary to suspend the CFI ESPP effective as of the date of this Agreement and to terminate the CFI ESPP effective as of immediately prior to the Effective Time.

(c)     The Parties shall establish a cash-based retention program in the aggregate amount, and subject to such terms, conditions, and restrictions, set forth on Schedule 7.10(c) of the Commerce Union Disclosure Memorandum, to promote employee retention and to incentivize employee efforts to consummate the Mergers (the “Retention Program”). Subject to the terms, conditions, and restrictions set forth on Schedule 7.10(c) of the Commerce Union Disclosure Memorandum, amounts available under the Retention Program shall be allocated among the employees of Bank and its Subsidiaries identified, and in the amounts and on the other terms determined, by mutual reasonable agreement of the Chief Executive Officers of Reliant and Bank (or their designees).

(d)     The Commerce Union Parties will provide to (i) employees of Bank immediately prior to the Effective Time who are not offered continued employment with Commerce Union or Reliant and (ii) Continuing Employees whose employment is involuntarily terminated by the Commerce Union Parties without cause during the six-month period immediately following the Effective Time (collectively, “Severed Employees”), and who are not otherwise entitled to contractual or other severance or change in control benefits, severance benefits in the amounts set forth on Schedule 7.10(c) of the Commerce Union Disclosure Memorandum taking into account the number of years of service of the Severed Employees with the Community First Parties prior to the Effective Time and the Commerce Union Parties thereafter; provided that it shall be a condition to payment of any such severance benefits that the Severed Employee executes a release of claims, which release shall be in a form that complies with Section 409A of the Code and is reasonably acceptable to the Commerce Union Parties. Any such payments of severance benefits (including the timing of the same) shall be in compliance with Section 409A of the Code. For purposes of this Section 7.10(c), “cause” shall have the same meaning as provided in any written employment agreement between any Severed Employee and Commerce Union and/or Reliant on the date such Severed Employee’s employment is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (i) fraud or dishonesty against or to the Commerce Union Parties or their Subsidiaries, (ii) the Severed Employee’s willful misconduct, repeated refusal to follow the reasonable directions of his or her superiors, or knowing violation of Law in the course or scope of performance of services to or for the Commerce Union Parties or their Subsidiaries; (iii) repeated absences from work without a reasonable excuse; (iv) repeated intoxication with alcohol or drugs while on the premises of the Commerce Union Parties or their Subsidiaries during regular business hours; (v) a conviction or plea of guilty or nolo contendere to a felony or a crime involving dishonesty; or (vi) a breach or violation of the terms of any agreement to which the Severed Employee and the Commerce Union Parties or their Subsidiaries are parties.

(e)     From and after the Effective Time, Commerce Union and/or Reliant, as applicable, shall assume and honor in accordance with their terms all written employment, severance, and change in control agreements between the Community First Parties or their Subsidiaries and any of their respective employees which are not terminated prior to or in connection with the consummation of the transactions contemplated in this Agreement and are in effect immediately prior to the Effective Time.

(f)     Prior to the Effective Time, the Community First Parties shall use their reasonable best efforts to cause to be canceled those CFI Options set forth on Schedule 7.10(f) of the Community First Disclosure Memorandum on such terms as set forth on Schedule 7.10(f) of the Community First Disclosure Memorandum; provided, however, that cancellation of such CFI Options shall not be a condition to Commerce Union’s or Reliant’s obligations to close the Mergers.

(g)     This Section 7.10 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.10. Nothing contained in this Section 7.10, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Commerce Union, or Reliant, or any of their Subsidiaries or Affiliates, to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them. The Parties acknowledge and agree that the provisions of this Section 7.10 shall not create any right in any employee of CFI or Bank or any of their Subsidiaries, or any other Person, to continued employment with the Surviving Corporation, Commerce Union, or Reliant, or any of their Subsidiaries or Affiliates (and shall not limit the right of the Surviving Corporation, Commerce Union, or Reliant, or any of their Subsidiaries or Affiliates, to terminate the employment of any employee), or any compensation or benefits of any nature or kind whatsoever.

Section 7.11     Indemnification.

(a)     For a period of six years immediately following the Effective Time, the Surviving Corporation shall indemnify, defend, and hold harmless each of the current and former directors, officers and employees of CFI and Bank, determined as of immediately prior to the Effective Time (each, an “Indemnified Party”), against any and all costs and expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of matters existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, and based on or pertaining to the fact that he or she was a director or officer of CFI or Bank or was serving at the request of CFI or Bank as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity, to the fullest extent such Indemnified Party would have been entitled to be so indemnified, defended, and held harmless, subject to applicable Law, under the charters and bylaws of CFI and Bank as in effect as of the date of this Agreement (including the provisions thereof, if any, relating to the advancement of expenses).

(b)     Any Indemnified Party wishing to claim indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify the Surviving Corporation of the same; provided that the failure of the Indemnified Party to so notify the Surviving Corporation shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party if such failure does not actually and materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, (A) if the Surviving Corporation elects not to assume such defense or (B) if counsel for the Indemnified Party advises the Surviving Corporation that there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Surviving Corporation or that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party that make joint representation inappropriate, the Indemnified Party may retain its own legal counsel and the Surviving Corporation shall pay, as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction unless there are multiple Indemnified Parties who have conflicts of interest), (ii) the Indemnified Party will cooperate in the defense thereof, (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent may be withheld or granted by the Surviving Corporation in its sole discretion, and (iv) the Surviving Corporation shall have no obligation hereunder in the event a federal or state banking agency or authority or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)     Subject to the second sentence of this Section 7.11(c), for a period of six years immediately following the Effective Time, Commerce Union shall cause to be maintained in effect the current policies of directors’ and officers’ and, if applicable, fiduciary liability insurance maintained by CFI (provided that Commerce Union may substitute therefor policies with a comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insureds) with respect to claims against those individuals who are covered by CFI’s current policies of directors’ and officers’ and, if applicable, fiduciary liability insurance arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Commerce Union shall not be obligated to expend for such insurance, on an annual basis, an amount in excess of 110% of the most recent annual premium paid by the Community First Parties for their existing policies of directors’ and officers’ and, if applicable, fiduciary liability insurance (the “Premium Cap”), and, if such premiums for such insurance would exceed the Premium Cap, then Commerce Union shall cause to be maintained policies of insurance which provide the maximum coverage available for an amount equal to the Premium Cap. In lieu of the foregoing, CFI, in consultation with Commerce Union, may (and, at the request of Commerce Union, CFI shall use its reasonable best efforts to) obtain at or prior to the Effective Time, at Commerce Union’s expense, a six-year “tail” policy under CFI’s existing directors’ and officers’ and, if applicable, fiduciary liability insurance policy, providing equivalent coverage to that described in the preceding sentence, if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed 250% of the most recent annual premium paid by the Community First Parties for their existing policies of directors’ and officers’ and, if applicable, fiduciary liability insurance (or such other amount as may be mutually agreed upon by the Parties).

(d)     In the event the Surviving Corporation or any of its successors or assigns shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, the Surviving Corporation or its successors or assigns, as applicable, shall make proper provision so that the successors or assigns of the Surviving Corporation assume the obligations of the Surviving Corporation set forth in this Section 7.11.

(e)     Any indemnification payments made pursuant to this Section 7.11 are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

Section 7.12     Registration Statement.

(a)     As soon as reasonably practicable after the date of this Agreement, but in no event later than 40 Business Days following the date hereof, Commerce Union and CFI will prepare and file with the SEC the Joint Proxy Statement/Prospectus and Commerce Union will prepare and file with the SEC the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included as a prospectus), which in each case shall comply with all of the requirements of the Exchange Act and the Securities Act (and the rules and regulations thereunder) applicable thereto. Each of Commerce Union and CFI shall its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as practicable after the filing thereof. Commerce Union shall also use its reasonable best efforts to register or exempt from registration the Commerce Union Common Stock to be issued to holders of CFI Common Stock as Merger Consideration under the state securities or “blue sky” Laws of all applicable jurisdictions, and to keep the Registration Statement and such state securities Laws or “blue sky” registrations or exemptions current and in effect for so long as is necessary to consummate the transactions contemplated by this Agreement, and the Community First Parties shall furnish all information concerning the Community First Parties and their shareholders as may be reasonably requested by Commerce Union in connection with the same. Commerce Union shall have primary responsibility for preparing and filing the Registration Statement, provided that Commerce Union shall to the extent practicable afford the Community First Parties and their legal, financial, and accounting advisors a reasonable opportunity to review and provide comments on (i) the Registration Statement before it is filed with the SEC and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before the same are filed with or submitted to the SEC. Each Party, to the extent permitted by Law, shall deliver to the other Parties copies of all material filings, correspondence, orders, and documents with, to, or from Governmental Entities, and shall promptly relay to the other Parties the substance of any material oral communications with, to, or from Governmental Entities, in each case pertaining or relating to the Registration Statement or any documents or materials related thereto.

(b)     The Parties shall cooperate in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus for the purpose of submitting this Agreement and the transactions contemplated hereby to the shareholders of CFI for approval and submitting the Stock Issuance Proposal to the shareholders of Commerce Union for approval. Each Party will as promptly as reasonably practicable after the date of this Agreement furnish all data and information relating to it and its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and/or the Joint Proxy Statement/Prospectus. The Community First Parties expressly agree to cooperate with Commerce Union and its legal and accounting advisors in requesting and obtaining appropriate opinions, consents, and letters from its financial advisor(s) and independent auditor(s), and in taking such other actions as may be reasonably requested by Commerce Union, in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that none of the information supplied or to be supplied by such Party for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (ii) the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, on the date the same is first mailed to shareholders of the Parties or at the time of the Commerce Union Meeting or the CFI Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the time such document is filed, fail to comply as to form, in all material respects, with the provisions of applicable Law. The Joint Proxy Statement/Prospectus will comply as to form, in all material respects, with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by any Party with respect to statements made or incorporated by reference therein based on information supplied by any other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that, in the event such Party becomes aware of any information furnished by it that would cause any of the statements in the Registration Statement or the Joint Proxy Statement/Prospectus, or any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, such Party will promptly inform the other Parties thereof in writing and take all necessary steps to correct the Registration Statement or Joint Proxy Statement/Prospectus, or other document, as applicable.

Section 7.13     Nasdaq Listing. Commerce Union shall use commercially reasonable efforts to cause the shares of Commerce Union Common Stock to be issued as Merger Consideration in accordance with this Agreement to be authorized for listing on Nasdaq (subject to official notice of issuance) prior to the Effective Time.

Section 7.14     Appointment of Directors. Prior to or at the Effective Time, each of Commerce Union and Reliant and its respective boards of directors shall take all action required to set its board of directors at 14 members and to elect or appoint to the board of directors of Commerce Union and the board of directors of Reliant, respectively, effective as of or immediately following the Effective Time, Robert E. (Brown) Daniel, Louis E. Holloway, and Rusty Vest, or, if any of them is unwilling or unable to serve, another member of CFI’s or Bank’s board of directors as of the date hereof mutually agreed upon by Commerce Union and CFI who continues to serve as a member of CFI’s or Bank’s, as applicable, board of directors until immediately prior to the Effective Time.

Section 7.15     Notice of Dissenters’ Rights Matters. The Community First Parties shall give the Commerce Union Parties prompt written notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights (including any notice of intent to demand payment or any withdrawal of any such notice) provided by or behalf of any shareholder of CFI pursuant to Chapter 23 of the Corporation Act.

Section 7.16     Exemption from Section 16(b) Liability. Commerce Union acknowledges that, in order to most effectively compensate and retain those officers and directors of the Community First Parties that will become officers or directors of Commerce Union subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with or as a result of the transactions contemplated by this Agreement (the “CFI Insiders”), it is desirable that the CFI Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion or exchange of shares of CFI Common Stock in the Merger, and for that compensatory and retentive purpose agrees to the provisions of this Section 7.17. The board of directors of Commerce Union, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such action as may be reasonably required to cause any acquisitions of Commerce Union Common Stock by any CFI Insiders to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

Section 7.17     Hickman County Property. Prior to the Effective Time, the Community First Parties shall use their commercially reasonable efforts to enter the Hickman County Property into the State of Tennessee’s Voluntary Cleanup, Oversight, and Assistance Program, to execute a Brownfield Voluntary Agreement with the Tennessee Department of Environment and Conservation covering the Hickman County Property, and to obtain formal regulatory closure with respect to the Hickman County Property as demonstrated by the Community First Parties’ receipt of a no further action letter from the Tennessee Department of Environment and Conservation pursuant to such Brownfield Voluntary Agreement; provided, however, that the Parties hereto acknowledge and agree that it shall not be a condition to the Parties’ obligation to close the transactions contemplated by this Agreement that such a Brownfield Agreement shall have been executed or formal regulatory closure (including the receipt of a no further action letter from the Tennessee Department of Environment and Conservation) shall have been obtained.

Article VIII
CONDITIONS TO CONSUMMATION OF MERGER

Section 8.1     Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by such Party prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)     Shareholder Approvals.  This Agreement shall have been duly approved by the shareholders of CFI in accordance with CFI’s charter and bylaws and applicable Law, and the Stock Issuance Proposal shall have been duly approved by the shareholders of Commerce Union in accordance with the charter and bylaws of Commerce Union and applicable Law.

(b)     Governmental Approvals. All approvals, consents, and waivers of or from Governmental Entities (including without limitation the Regulatory Approvals) required to consummate the transactions contemplated by this Agreement (including without limitation the Merger, the Second Step Merger, and the Bank Merger) shall have been obtained and shall be in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approval, consent, or waiver shall contain any condition, restriction, or requirement that would, individually or in the aggregate with one or more other such conditions, restrictions, or requirements, that would be so material and adverse with respect to the economic benefits to Commerce Union or its Affiliates of the operation of the Surviving Corporation and its Subsidiaries taken as a whole that a purchaser acting reasonably in the circumstances and in good faith would not have entered into this Agreement had such purchaser known and reasonably assessed that such condition(s), restriction(s), or requirement(s) would be imposed (any such condition, restriction, or requirement, a “Burdensome Condition”); provided, however, that (i) any condition, restriction, or requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Merger, the Second Step Merger, or the Bank Merger shall not be deemed to be a Burdensome Condition and (ii) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Commerce Union shall use commercially reasonable efforts to negotiate with the relevant Governmental Entity a modification to the condition, restriction, or requirement to reduce the burdensome nature thereof such that the condition, restriction, or requirement no longer constitutes a Burdensome Condition.

(c)     No Injunction; Illegality.  There shall not be in effect any order, decree, or injunction of any Governmental Entity that enjoins or prohibits the consummation of the Merger, the Second Step Merger, or the Bank Merger, and no Governmental Entity shall have instituted any action, suit, or proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Second Step Merger, or the Bank Merger. No Law shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger, the Second Step Merger, or the Bank Merger.

(d)     Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, continuing, or threatened and unresolved.

(e)     Nasdaq Listing. The shares of Commerce Union Common Stock that will be issued to holders of CFI Common Stock as Merger Consideration in the Merger pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 8.2     Conditions to Obligations of Community First Parties. The obligation of each of CFI and Bank to consummate the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by CFI and Bank prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)     Representations and Warranties of Commerce Union Parties.  The representations and warranties of the Commerce Union Parties contained in Section 5.2(c) (Capitalization), Section 5.2(k)(i) (Absence of Certain Changes or Events), and Section 5.2(t) (Broker Fees) shall be true and correct in all respects (other than, in the case of Section 5.2(c) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of the Commerce Union Parties contained in Section 5.2(a) (Organization and Qualification) and Section 5.2(d) (Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of the Commerce Union Parties contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Commerce Union Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or Commerce Union Material Adverse Effect qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)     Performance of Obligations of Commerce Union Parties.  The Commerce Union Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Effective Time.

(c)     Officers’ Certificate.  The Community First Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of Commerce Union and Reliant, and otherwise in form and substance reasonably satisfactory to the Community First Parties, to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)     Tax Opinion. CFI shall have received an opinion from Bass, Berry & Sims PLC, legal counsel to CFI, dated as of the Closing Date and in form and substance reasonably satisfactory to CFI, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Community First Parties and the Commerce Union Parties, reasonably satisfactory in form and substance to such counsel.

Section 8.3     Conditions to Obligations of Commerce Union Parties. The obligation of each of Commerce Union, Merger Sub, and Reliant to consummate the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Commerce Union, Merger Sub, and Reliant prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)     Representations and Warranties of Community First Parties. The representations and warranties of the Community First Parties contained in Section 4.2(c) (Capitalization), Section 4.2(k)(i) (Absence of Certain Changes or Events), and Section 4.2(w) (Broker Fees) shall be true and correct in all respects (other than, in the case of Section 4.2(c) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of the Community First Parties contained in Section 4.2(a) (Organization and Qualification) and Section 4.2(d) (Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of the Community First Parties contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a CFI Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or CFI Material Adverse Effect qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)     Performance of Obligations of Community First Parties.  The Community First Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Effective Time.

(c)     Officers’ Certificate.  The Commerce Union Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of CFI and Bank, and otherwise in form and substance reasonably satisfactory to the Commerce Union Parties, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)     Tax Opinion. Commerce Union shall have received an opinion from Butler Snow LLP, legal counsel to Commerce Union, dated as of the Closing Date and in form and substance reasonably satisfactory to Commerce Union, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Community First Parties and the Commerce Union Parties, reasonably satisfactory in form and substance to such counsel.

(e)     Director Resignations. Each member of the board of directors of CFI and each member of the board of directors of Bank shall have delivered to CFI and Bank, respectively, written resignations whereby such individuals resign from the CFI and Bank boards of directors effective as of the Effective Time, and the Community First Parties shall have delivered to the Commerce Union Parties such evidence of the same as the Commerce Union Parties shall reasonably request.

(f)     Dissenting Shareholders. The holders of not more than 7.5% of the outstanding shares of CFI Common Stock shall have perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Chapter 23 of the Corporation Act.

Article IX
TERMINATION

Section 9.1     Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time or as otherwise indicated:

(a)     By mutual written agreement of Commerce Union, Merger Sub, Reliant, CFI, and Bank.

(b)     By the Commerce Union Parties (provided that neither Commerce Union, Merger Sub, nor Reliant is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by CFI or Bank of any representation, warranty, covenant, or agreement contained in this Agreement, or by the Community First Parties (provided that neither CFI nor Bank is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Commerce Union, Merger Sub, or Reliant of any representation, warranty, covenant, or agreement contained in this Agreement, in either case which breach (i) individually or in the aggregate with all other such breaches would, if occurring or continuing on the Closing Date, result in the failure of any of the conditions set forth in Article VIII and (ii) has not been cured by the earlier of August 31, 2018, and 30 days after written notice to the breaching Party of such breach.

(c)     By either the Commerce Union Parties or the Community First Parties, (i) in the event the shareholders of CFI fail to approve, by the requisite vote, this Agreement and the transactions contemplated hereby at the CFI Meeting, provided that the Community First Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(i) if the Community First Parties have complied in all material respects with, and there has been no material breach or violation by the Community First Parties of, their obligations and covenants set forth in Section 7.7, or (ii) in the event the shareholders of Commerce Union fail to approve, by the requisite vote, the Stock Issuance Proposal at the Commerce Union Meeting, provided that the Commerce Union Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(ii) if the Commerce Union Parties have complied in all material respects with, and there has been no material breach or violation by the Commerce Union Parties of, their obligations and covenants set forth in Section 7.8.

(d)     By either the Commerce Union Parties or the Community First Parties, in the event any of the Regulatory Approvals shall have been denied by final and non-appealable action of a Governmental Entity or any application therefor shall have been permanently withdrawn at the direction of a Governmental Entity; provided, however, that the Commerce Union Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of Commerce Union, Merger Sub, or Reliant to perform or observe its obligations and covenants set forth in this Agreement, and that the Community First Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of CFI or Bank to perform or observe its obligations and covenants set forth in this Agreement.

(e)     By either the Commerce Union Parties or the Community First Parties, in the event any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; provided, however, that the Commerce Union Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of Commerce Union, Merger Sub, or Reliant to perform or observe its obligations and covenants set forth in this Agreement, and that the Community First Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of CFI or Bank to perform or observe its obligations and covenants set forth in this Agreement.

(f)     By either the Commerce Union Parties or the Community First Parties, in the event the Merger is not consummated by August 31, 2018, unless (i) in the event of termination by the Commerce Union Parties, the failure to consummate the Merger by such date shall be due to the failure of Commerce Union, Merger Sub, or Reliant to perform or observe its obligations and covenants set forth in this Agreement, and (ii) in the event of termination by the Community First Parties, the failure to consummate the Merger by such date shall be due to the failure of CFI or Bank to perform or observe its obligations and covenants set forth in this Agreement.

(g)     By the Commerce Union Parties, in the event that, prior to the approval of this Agreement by the shareholders of CFI in accordance with CFI’s charter and bylaws and applicable Law, (i) CFI or Bank materially breaches Section 7.1 or Section 7.7 or (ii) the board of directors of CFI does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement and the transactions contemplated hereby by the shareholders of CFI or, after having made such recommendation, subsequently makes a CFI Change of Recommendation.

(h)     By the Commerce Union Parties, in the event a tender offer or exchange offer for 20% or more of any class or series of outstanding shares of CFI Stock is commenced (other than by the Commerce Union Parties) and the CFI board of directors recommends that the shareholders of CFI tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten day business day period specified in Rule 14e-2(a) under the Exchange Act.

(i)     By the Community First Parties, at any time prior to the approval of this Agreement by the shareholders of CFI in accordance with CFI’s charter and bylaws and applicable Law, for the purpose of entering into an agreement with respect to a Superior Proposal, provided that there has been no material breach by CFI or Bank of Section 7.1 or Section 7.7.

(j)     By the Community First Parties, in the event that, prior to the approval of the Stock Issuance Proposal by the shareholders of Commerce Union in accordance with the charter and bylaws of Commerce Union and applicable Law, the Commerce Union board of directors (i) submits the Stock Issuance Proposal to the shareholders of Commerce Union without a recommendation for approval or makes a Commerce Union Change of Recommendation or (ii) materially breaches Section 7.8.

(k)     By the Community First Parties, if both (i) the Average Closing Price (as defined below) is less than $19.52 and (ii) (A) the number obtained by dividing the Average Closing Price by the average closing price per share of Commerce Union Common Stock on Nasdaq for the 15 consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (B) the difference between (1) the number obtained by dividing the Index Value (as defined below) on the Determination Date (as defined below) by the Index Value on the Starting Date (as defined below), rounded to four decimal places, minus (2) 0.20. For purposes of this Section 9.1(k), the term “Average Closing Price” means the average closing price per share of Commerce Union Common Stock as reported on Nasdaq (or such other exchange or market as such shares shall then trade) for the 15 consecutive trading days ending on (and including) the Determination Date; the term “Determination Date” means that certain date which is the fifth Business Day prior to the Closing Date; the term “Index Value,” on a given date, means the closing index value for the SNL U.S. Bank Index as reported by Bloomberg, L.P.; and the term “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement.

Section 9.2     Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall, subject to Section 9.3, become null and void and have no further force or effect and the Parties shall have no further or continuing liability or obligations under this Agreement, except that (a) Section 7.3(d), Section 7.6, this Section 9.2, Section 9.3, and Article X of this Agreement shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of or released from any liability or damages arising out of such Party’s fraud or willful or intentional breach of any provision of this Agreement.

Section 9.3     Termination Fee.

(a)     In the event (i) this Agreement is terminated by the Commerce Union Parties pursuant to Section 9.1(b) and (ii) at any time after the date of this Agreement and at or before the CFI Meeting (including at or before any adjournment or postponement thereof) a bona fide Acquisition Proposal shall have been received by the Community First Parties, which has not been withdrawn prior to the date of the termination of this Agreement, and within 12 months of the date of such termination of this Agreement CFI enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CFI shall pay to the Commerce Union Parties a termination fee of $2,100,000 (the “Termination Fee”) on the earlier of the date of CFI’s execution of such definitive agreement or consummation of such Acquisition Proposal; provided that, for purposes of this Section 9.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead be deemed to be references to “50%.”

(b)     In the event this Agreement is terminated by the Commerce Union Parties pursuant to Section 9.1(g) or Section 9.1(h), the Community First Parties shall pay to the Commerce Union Parties the Termination Fee not later than two Business Days after the date of termination of this Agreement.

(c)     In the event this Agreement is terminated by the Community First Parties pursuant to Section 9.1(i), the Community First Parties shall pay to the Commerce Union Parties the Termination Fee not later than two Business Days after the date of termination of this Agreement.

(d)     In the event this Agreement is terminated by the Community First Parties pursuant to Section 9.1(j), the Commerce Union Parties shall pay to the Community First Parties the Termination Fee not later than two Business Days after the date of termination of this Agreement.

Any Termination Fee and other amounts payable in accordance with this Section 9.3 shall be paid by wire transfer of immediately available funds to an account designated by the Commerce Union Parties or the Community First Parties, as applicable. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that absent such agreements the Parties would not have entered into this Agreement. In the event a Party fails to timely make payment of any amounts due and payable by such Party under this Section 9.3, the Party failing to make such payment shall pay or reimburse the Party or Parties entitled to receive such payment all costs and expenses (including reasonable attorneys’ fees and expenses and court costs) incurred by such Party or Parties in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such amounts unpaid at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. The Termination Fees and other amounts payable by the Parties pursuant to this Section 9.3 constitute liquidated damages and not a penalty and, except in the case of fraud or willful or intentional breach of this Agreement, shall be the sole monetary remedy of the Parties in the event this Agreement is terminated under the circumstances described in Sections 9.3(a)-(d).

Article X
MISCELLANEOUS

Section 10.1     Survival. None of the representations, warranties, covenants, or agreements contained in this Agreement shall survive the Effective Time (other than those covenants and agreements contained herein that by their express terms are to be observed or performed after the Effective Time) or the termination of this Agreement (other than Section 7.3(d), Section 7.6, Section 9.2, Section 9.3, and this Article X, each of which shall survive any such termination). Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the representations, warranties, covenants, or agreements contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive any Party hereto or any of its Affiliates of any defense, at law or in equity, which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.2     Interpretation.  When reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The headings appearing in this Agreement have been inserted for purposes of convenience of reference only and shall not affect the meaning of, or be given any force or effect in the construction or interpretation of, this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Agreement shall be deemed to include all genders. All references in this Agreement to a specific statute shall be deemed to refer to all regulations and authoritative guidance issued thereunder, and all references in this Agreement to a statute, regulation, or other guidance shall also be deemed to refer to any superseding statute, regulation or guidance. Any document or item will be deemed “delivered,” “provided,” or “made available” to a Party within the meaning of this Agreement if such document or item is (a) made available to such Party specifically for review in person by another Party or its representatives, (b) contained and accessible to such Party for a continuous period of at least 48 hours immediately prior to the Parties’ execution of this Agreement (if to be delivered, provided, or made available prior to the date hereof) or the Closing Date (if to be delivered, provided, or made available prior to Closing) in the electronic data room hosted by Firmex established by the Community First Parties in connection with the transactions contemplated hereby (to which the Commerce Union Parties and their designated representatives had access rights during such period) or the electronic data room hosted by Firmex established by the Commerce Union Parties in connection with the transactions contemplated hereby (to which the Community First Parties and their designated representatives had access rights during such period), or (c) filed by a party with the SEC and publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC at least 48 hours immediately prior to the execution of this Agreement (if to be delivered, provided, or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars. Whenever the words “as of the date hereof” are used in this Agreement, such date shall be deemed the date of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.3     Amendment; Waiver.  This Agreement may be amended, modified, or supplemented at any time, either before or after approval of this Agreement by any Party’s shareholders, by, but only by, a written instrument executed by each of the Parties; provided, however, that, after the approval of this Agreement by a Party’s shareholders, there may not be, without further approval of such shareholders, any amendment, modification, or supplement of or to this Agreement that requires further approval of or by such shareholders under applicable Law. Prior to the Effective Time, any provision of this Agreement may be waived by the Party or Parties entitled to the benefits thereof, provided that any such waiver shall be in writing and executed by the Party or Parties granting such waiver.

Section 10.4     Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

Section 10.5     Governing Law.  This Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

Section 10.6     Expenses. Except as expressly otherwise provided in this Agreement, each Party shall be responsible for and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the transactions contemplated herein shall be borne equally by the Commerce Union Parties, on the one hand, and the Community First Parties, on the other hand.

Section 10.7     Notices. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the Parties at the following addresses (or such other addresses as the Parties may designate from time to time by notice given in accordance with this Section 10.7):

If to Commerce Union, Merger Sub, or Reliant:	with a copy (which shall not constitute notice) to:

Commerce Union Bancshares, Inc.	Butler Snow LLP
Pioneer Merger Sub, Inc.	Attention: Adam G. Smith
Reliant Bank	150 3rd Avenue South, Suite 1600
Attention: DeVan D. Ard, Jr.	Nashville, Tennessee 37201
1736 Carothers Parkway, Suite 100
Brentwood, Tennessee 37027

If to CFI or Bank:	with a copy (which shall not constitute notice) to:

Community First, Inc.	Bass, Berry & Sims PLC
Community First Bank & Trust	Attention: D. Scott Holley
Attention: Louis E. Holloway	150 3rd Avenue South, Suite 2800
501 S. James M. Campbell Boulevard	Nashville, Tennessee 37201
Columbia, Tennessee 38401

Section 10.8     Entire Agreement; Third Party Beneficiaries. This Agreement, including and together with the Exhibits and Schedules hereto and the Disclosure Memoranda, and the Confidentiality Agreement (but only to the extent the Confidentiality Agreement is not inconsistent with any provision of this Agreement) represent the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede any and all prior agreements, understandings, and arrangements, whether written or oral, between or among the Parties with respect to such subject matter. This Agreement is made solely for the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person shall acquire or have any rights under or by virtue of this Agreement, except that the Indemnified Parties (and their heirs and legal and personal representatives) are intended third-party beneficiaries of this Agreement to the extent, but only to the extent, provided in Section 7.11 and except for the rights, from and after the Effective Time, but only if the Effective Time shall occur, of holders of CFI Common Stock to receive the Merger Consideration in accordance with Article III and of the holders of CFI Equity Awards under Section 3.10.

Section 10.9     Severability. In the event any term or provision of this Agreement is held to be invalid, illegal, or unenforceable for any reason or in any respect, (a) such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity, legality, or enforceability of the remainder of this Agreement, which shall be and remain in full force and effect enforceable in accordance with its terms, and (b) the Parties shall use their reasonable best efforts to substitute for such invalid, illegal, or unenforceable term or provision an alternative term or provision which, insofar as practicable, implements the original purposes and intent of this Agreement.

Section 10.10     Assignment. No Party may assign or delegate this Agreement or any of its rights, interests, duties, or obligations hereunder without the prior written consent of each of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.11     Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 10.12, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby further waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.12     Submission to Jurisdiction. EACH PARTY KNOWINGLY AND VOLUNTARILY HEREBY (A) IRREVOCABLY SUBMITS TO THE SOLE AND EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF TENNESSEE LOCATED IN NASHVILLE, DAVIDSON COUNTY, TENNESSEE, OR IN THE EVENT (BUT ONLY IN THE EVENT) THAT NO SUCH STATE COURT HAS JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE MIDDLE DISTRICT OF TENNESSEE, NASHVILLE DIVISION (THE “TENNESSEE COURTS”), IN RESPECT OF ANY CLAIM, ACTION, SUIT, OR PROCEEDING UNDER, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, (B) IRREVOCABLY WAIVES AND AGREES NOT TO ASSERT AS A DEFENSE IN OR TO ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING THAT SUCH PARTY IS NOT SUBJECT TO THE JURISDICTION OF THE TENNESSEE COURTS, THAT SUCH CLAIM, ACTION, SUIT, OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE TENNESSEE COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE, OR THAT THIS AGREEMENT MAY NOT BE CONSTRUED, INTERPRETED, OR ENFORCED IN OR BY THE TENNESSEE COURTS, AND (C) IRREVOCABLY AGREES THAT ALL CLAIMS A PART OF OR WITH RESPECT TO ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING SHALL BE HEARD AND DETERMINED BY THE TENNESSEE COURTS. THE PARTIES HEREBY GRANT THE TENNESSEE COURTS JURISDICTION OVER THE PERSONS OF THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, OVER THE SUBJECT MATTER OF ANY SUCH CLAIM, ACTION, SUIT, OR PROCEEDING.

Section 10.13     Jury Trial Waiver. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY in respect of any claim, action, suit, or proceeding under, arising out of, or related to this Agreement or the transactions contemplated hereby.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

COMMERCE UNION BANCSHARES, INC.

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

PIONEER MERGER SUB, INC.

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President

RELIANT BANK

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

COMMUNITY FIRST, INC.

By:	/s/ Louis E. Holloway
Louis E. Holloway
Chief Executive Officer

COMMUNITY FIRST BANK & TRUST

By:	/s/ Louis E. Holloway
Louis E. Holloway
Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

Appendix B

Tennessee Business Corporation Act Dissenters’ Rights

Tennessee Business Corporation Act

Chapter 23

DISSENTERS’ RIGHTS

PART 1

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1)           “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)           “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203 -- 48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3)           “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)           “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5)           “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6)           “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)           “Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a)           A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)           Consummation of a plan of merger to which the corporation is a party:

(A)          If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B)          If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2)           Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3)           Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4)           An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)          Alters or abolishes a preferential right of the shares;

(B)          Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)          Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)          Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E)           Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5)           Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6)           Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b)           A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c)           Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a)           A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)           A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1)           Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)           Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART 2

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

§ 48-23-201. Notice of dissenters’ rights.

(a)           Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b)           In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c)           Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1)           Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2)           Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d)           A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a)           If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1)           Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2)           Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b)           If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c)           A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a)           If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b)           The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1)           Supply a form that:

(A)          Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B)          If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C)          Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2)           State:

(A)          Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B)          A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C)          The corporation’s estimate of the fair value of shares;

(D)          That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E)           The date by which the notice to withdraw under § 48-23-204 must be received, which date must be within twenty (20) days after the date specified in subdivision (b)(2)(B); and

(3)           Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a)           A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)           The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c)           A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d)           A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a)           The corporation may restrict the transfer of uncertificated shares from the date the demand for (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b)           The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a)           Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b)           The payment must be accompanied by:

(1)           The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)           A statement of the corporation’s estimate of the fair value of the shares;

(3)           An explanation of how the interest was calculated;

(4)           A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5)           A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a)           If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)           If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a)           A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b)           To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a)           A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1)           The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2)           The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3)           The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b)           A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

PART 3

JUDICIAL APPRAISAL OF SHARES

§ 48-23-301. Court action.

(a)           If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)           The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)           The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)           The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)           Each dissenter made a party to the proceeding is entitled to judgment:

(1)           For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2)           For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Court costs and counsel fees.

(a)           The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b)           The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1)           The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2)           Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)           If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

Opinion of Keefe, Bruyette & Woods, Inc.

August 22, 2017

The Board of Directors

Commerce Union Bancshares, Inc.

1736 Carothers Parkway

Suite 100

Brentwood, Tennessee 37027

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Commerce Union Bancshares, Inc. (“Commerce Union”) of the Exchange Ratio (as defined below) in the proposed merger of Pioneer Merger Sub, Inc., a wholly-owned subsidiary of Commerce Union (“Merger Sub”), with and into Community First, Inc. (“Community First”), with Community First as the surviving corporation (such transaction, the “Merger” and, taken together with the subsequent merger of Community First with and into Commerce Union (with Commerce Union as the surviving corporation), the “Transaction”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Commerce Union, Community First, Merger Sub, Reliant Bank, a wholly-owned subsidiary of Commerce Union (“Reliant Bank”) and Community First Bank & Trust, a wholly-owned subsidiary of Community First (“Community First Bank”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), solely by virtue and as a result of the Merger and without any action on the part of any holder of common stock, no par value per share, of Community First (“Community First Common Stock”), each share of Community First Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares (each as defined in the Agreement)) shall be converted into and cancelled in exchange for the right to receive 0.481 of a share of common stock, par value $1.00 per share, of Commerce Union (“Commerce Union Common Stock”). The ratio of 0.481 of a share of Commerce Union Common Stock for one share of Community First Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Transaction and pursuant to a separate agreement and plan of merger, Community First Bank will merge with and into Reliant Bank, with Reliant Bank as the surviving entity (such transaction, the “Bank Merger”). In addition, representatives of Commerce Union have advised us that, following the announcement of the Transaction, Commerce Union is expected to consummate an offering of Commerce Union Common Stock for anticipated gross cash proceeds to Commerce Union of approximately $25.0 million (the “Commerce Union Equity Offering”). With the consent of Commerce Union, we have given effect to the Commerce Union Equity Offering in connection with certain of our analyses.

The Board of Directors – Commerce Union Bancshares, Inc.

August 22, 2017

KBW has acted as financial advisor to Commerce Union and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our and their broker-dealer businesses (and in the case of Community First, further to an existing sales and trading relationship with a KBW broker-dealer affiliate), we and our affiliates may from time to time purchase securities from, and sell securities to, Commerce Union and Community First. In addition, as market makers in securities, we and our affiliates may from time to time have long or short positions in, and buy or sell, debt or equity securities of Commerce Union for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Commerce Union (the “Board”) in rendering this opinion and will receive a fee from Commerce Union for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, Commerce Union has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to KBW’s engagement to provide advisory services in respect of the Transaction, KBW has provided other investment banking and financial advisory services to Commerce Union during the past two years for which compensation was not received. In the past two years, KBW has not provided investment banking and financial advisory services to Community First. We may in the future provide investment banking and financial advisory services to Commerce Union or Community First and receive compensation for such services. KBW is currently engaged to act as sole placement agent in connection with the Commerce Union Equity Offering.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Commerce Union and Community First and bearing upon the Transaction, including among other things, the following: (i) a draft of the Agreement dated August 12, 2017 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Commerce Union; (iii) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Commerce Union; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Community First; (v) the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2017 and June 30, 2017 of Community First; (vi) certain regulatory filings of Commerce Union, Community First and their respective subsidiaries, including (as applicable) the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2016 and the quarters ended March 31, 2017 and June 30, 2017; (vii) certain other interim reports and other communications of Commerce Union and Community First to their respective stockholders; and (viii) other financial information concerning the respective businesses and operations of Commerce Union and Community First that was furnished to us by Commerce Union and Community First or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Commerce Union and Community First; (ii) the assets and liabilities of Commerce Union and Community First; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Commerce Union and certain financial information of Community First with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of Community First that were prepared by Commerce Union management, provided to us and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of Commerce Union that were prepared by Commerce Union management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on Commerce Union (including without limitation the cost savings and related expenses expected to result or be derived from the Transaction) that were prepared by Commerce Union management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Commerce Union and Community First regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Commerce Union Bancshares, Inc.

August 22, 2017

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Commerce Union as to the reasonableness and achievability of the financial and operating forecasts and projections of Commerce Union and Community First and the estimates regarding certain pro forma financial effects of the Transaction on Commerce Union, all as referred to above (and the assumptions and bases for all of the foregoing information), and we have assumed that all such information was reasonably prepared and represents the best currently available estimates and judgments of Commerce Union management, and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the forecasts, projections and estimates of Commerce Union and Community First that were provided to and discussed with us were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with Commerce Union and Community First managements, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Commerce Union Bancshares, Inc.

August 22, 2017

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Commerce Union or Community First since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Commerce Union and Community First are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Commerce Union or Community First, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Commerce Union or Community First under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Community First Common Stock; (ii) that any related transactions (including the Bank Merger and the Commerce Union Equity Offering) will be completed substantially in accordance with the terms set forth in the Agreement or as otherwise described to us by representatives of Commerce Union; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction (including the Bank Merger and the Commerce Union Equity Offering) and that all conditions to the completion of the Transaction and any such related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions (including the Bank Merger and the Commerce Union Equity Offering), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Commerce Union, Community First or the pro forma entity or on the contemplated benefits of the Transaction, including without limitation the cost savings and related expenses expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Commerce Union that Commerce Union has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Commerce Union, Community First, the Transaction and any related transaction (including the Bank Merger and the Commerce Union Equity Offering), and the Agreement. KBW has not provided advice with respect to any such matters.

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Commerce Union Bancshares, Inc.

August 22, 2017

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Commerce Union. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger and the Commerce Union Equity Offering), including without limitation, the form or structure of the Transaction or any such related transaction, any consequences of the Transaction to Commerce Union, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. For purposes of our analyses, we have not incorporated previously publicly-announced proposed changes to United States tax laws regarding corporate tax rates. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Commerce Union to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Commerce Union or the Board, (iii) any business, operational or other plans with respect to Community First or the pro forma entity that may be currently contemplated by Commerce Union or the Board or that may be implemented subsequent to the closing of the Transaction, (iv) the fairness of the amount or nature of any compensation to any of Commerce Union’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Commerce Union Common Stock or relative to the Exchange Ratio, (v) the effect of the Transaction or any related transaction (including the Bank Merger and the Commerce Union Equity Offering) on, or the fairness of the consideration to be received by, holders of any class of securities of Commerce Union, Community First or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Commerce Union Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Commerce Union Common Stock will trade following the public announcement of the Transaction or following the consummation of the Transaction, (viii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Commerce Union, Community First, any of their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger and the Commerce Union Equity Offering), including whether or not the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Commerce Union Bancshares, Inc.

August 22, 2017

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of Commerce Union Common Stock or any stockholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Commerce Union.

Very truly yours, Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

Appendix D

Opinion of ProBank Austin

The 1000 Building 6200 Dutchmans Lane Suite 305 Louisville, KY 40205 (800) 523-4778 (502) 451-6633 www.probank.com

August 22, 2017

Board of Directors

Community First, Inc.

501 South James Campbell Blvd.

Columbia, TN 38401

Members of the Board:

Each of Community First, Inc. (“CFI”), Commerce Union Bancshares, Inc. (“Commerce Union”), Pioneer Merger Sub, Inc. a Tennessee corporation and direct, wholly owned subsidiary of Commerce Union (“Merger Sub”), Reliant Bank, a Tennessee-chartered commercial bank and direct, wholly owned subsidiary of Commerce Union (“Reliant”), and Community First Bank & Trust, a Tennessee-chartered commercial bank and direct, wholly owned subsidiary of CFI (“Bank”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will merge with and into CFI, with CFI surviving the merger (the “Initial Merger”), as a result of which CFI would become a wholly owned subsidiary of Commerce Union, with CFI thereafter, as soon as reasonably practicable following consummation of the Initial Merger, merging with and into Commerce Union with Commerce Union surviving the merger (the “Second Step Merger,” and together with the Initial Merger, the “Mergers”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.

The financial terms of the Agreement provide for each share of CFI common stock to be converted into the right to receive 0.4810 shares of Commerce Union common stock (the “Exchange Ratio”). Fractional shares will not be issued; and, in lieu thereof, shall be settled in cash based on the Average Per Share Commerce Union Closing Price. The terms and conditions of the Mergers are described in more detail in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to CFI’s shareholders.

ProBank Austin as part of its investment banking practice is customarily engaged in advising and valuing financial institutions in connection with mergers and acquisitions and other corporate transactions. In connection with rendering our opinion set forth herein, we have reviewed and considered among other things:

(i)	a draft of the Agreement, dated as of August 22, 2017;
(ii)

certain information regarding Commerce Union’s proposed private placement of up to
$25 million of its common stock to accredited investors concurrent with execution of the Agreement (the “Commerce Union Offering”);

(iii)

certain publicly available financial statements and other historical financial information of CFI and Commerce Union that we deemed relevant as filed by CFI and Commerce Union with the SEC, FDIC and Federal Reserve;

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Board of Directors Community First, Inc. August 22, 2017 Page 2

(iv)

information communicated to us by senior management of CFI regarding the estimated and projected financial performance and earnings potential of CFI for the year ending December 31, 2017 together with estimated long-term annual earnings growth rates and dividends per share for CFI;

(v)

information communicated to us by representatives of Commerce Union regarding the estimated and projected financial performance and earnings potential of Commerce Union for the year ending December 31, 2017 together with estimated long-term annual earnings growth rates and dividends per share for Commerce Union;

(vi)

the estimated pro forma financial impact of the Mergers on Commerce Union, based on assumptions relating to transaction expenses, acquisition accounting adjustments and cost savings prepared by senior management of Commerce Union;

(vii)

publicly reported historical stock price and trading activity for Commerce Union common stock, including an analysis of certain stock trading information of certain other publicly traded companies deemed comparable to Commerce Union, as well as the offer and sale by Commerce Union of a certain amount of common stock in the Commerce Union Offering, as provided by management of Commerce Union;

(viii)	a comparison of certain financial information for CFI and Commerce Union with similar institutions for which comparable information is publicly available;
(ix)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available, deemed comparable to the Mergers;
(x)	the current market environment generally and the banking environment in particular; and
(xi)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of CFI the business, financial condition, results of operations and prospects of CFI, including certain operating, regulatory and other financial matters. We held similar discussions with representatives and senior management of Commerce Union regarding the business, financial condition, results of operations and prospects of Commerce Union, including certain operating, regulatory and other financial matters.

Management of CFI and Commerce Union, respectively, have represented that there has been no material adverse change in their respective company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that (i) CFI and Commerce Union will remain as going concerns for all periods relevant to our analyses, (ii) all of the representations and warranties contained in the Agreement are true and correct, (iii) each party to the Agreement will perform in all material respects all of the covenants required to be performed by such party under the Agreement, (iv) the Commerce Union offering will occur (including the full receipt of gross cash proceeds in connection therewith) as described to us by Commerce Union’s senior management, and (v) the conditions precedent in the Agreement are not waived. Finally, we have relied upon the advice CFI has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Mergers and the other transactions contemplated by the Agreement.

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Board of Directors Community First, Inc. August 22, 2017 Page 3

In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. As part of the due diligence process we made no independent verification as to the status and value of CFI’s or Commerce Union’s assets, including the value of the loan portfolio and allowance for loan and lease losses, and have instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, we have assumed in the course of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to CFI and its shareholders, or following consummation of the Mergers, Commerce Union and its shareholders.

This opinion is directed to the Board of Directors of CFI in connection with its consideration of the Agreement and the Initial Merger and does not constitute a recommendation to any shareholder of CFI as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of Agreement and the Initial Merger. This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness of the Exchange Ratio, from a financial point of view, to the shareholders of CFI, and does not address the underlying business decision by the Board of Directors to pursue the Initial Merger.

We have acted as CFI’s financial advisor in connection with the Initial Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Initial Merger. We will also receive a fee for rendering this opinion, which opinion fee will be payable whether or not the Initial Merger is consummated. CFI has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, ProBank Austin or certain of its affiliates or predecessors provided certain services to CFI or its subsidiaries for which it or its predecessors or affiliates received customary fees and expense reimbursement. These services included providing asset liability management, internal audit, loan review and appraisal services to CFI or its subsidiaries. In addition, in the two years preceding the date of this opinion, ProBank Austin or certain of its affiliates or predecessors provided certain services to Commerce Union or its subsidiaries for which it or its predecessors or affiliates received customary fees and expense reimbursement. These services included providing compliance consulting and loan review services to Commerce Union or its subsidiaries.

ProBank Austin expresses no opinion as to the fairness of any consideration paid in connection with the Initial Merger to the holders of any class of securities other than common stock, creditors or other constituencies of CFI. ProBank Austin did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Initial Merger by CFI officers, directors or employees, or class of such persons, relative to the compensation to be received in the Initial Merger by the holders of CFI common stock. This opinion has been approved by the fairness opinion committee of ProBank Austin. This opinion shall not be reproduced without ProBank Austin’s prior written consent; provided, however, ProBank Austin will provide its consent for the opinion to be included in regulatory filings to be completed and proxy statements to be distributed in connection with the Mergers.

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Board of Directors Community First, Inc. August 22, 2017 Page 4

Based upon our analysis and subject to the qualifications described herein, we are of the opinion that as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to the shareholders of CFI.

Respectfully,

/s/ ProBank Austin

ProBank Austin

Louisville    |    Nashville    |    Toledo

Appendix E

Articles of Amendment to the

Amended and Restated Charter

of

Commerce Union Bancshares, Inc.

ARTICLES OF AMENDMENT

TO

THE AMENDED AND RESTATED CHARTER

OF

COMMERCE UNION BANCSHARES, INC.

Pursuant to and in accordance with applicable provisions of the Tennessee Business Corporation Act, Tennessee Code Annotated § 48-11-101 et seq., the undersigned corporation adopts the following articles of amendment to its amended and restated charter, as previously amended:

1.     The name of the corporation is Commerce Union Bancshares, Inc.

2.     The amended and restated charter of the corporation, as previously amended, is hereby amended by deleting current Section 1 thereof in its entirety and substituting therefor the following:

 Section 1. Corporate Name. The full corporate name of the corporation is “Reliant Bancorp, Inc.” (the “Company”).

3.     The amended and restated charter of the corporation, as previously amended, is hereby further amended by replacing any other references therein to “Commerce Union Bancshares, Inc.” with references to “Reliant Bancorp, Inc.”

4.     The foregoing amendment(s) to the amended and restated charter of the corporation, as previously amended, were duly adopted by the board of directors of the corporation on August 22, 2017, and by the shareholders of the corporation on [●].

Dated this [●] day of [●], [●].

COMMERCE UNION BANCSHARES, INC.

By:
[●]

E-1

Appendix F

Discussion of Community First’s

Business and Management’s Discussion and Analysis

APPENDIX F

Discussion of Community First’s Business and

Management’s Discussion and Analysis

Unless this Appendix F indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “the Company” or “Community First” as used herein refer to Community First, Inc. and its subsidiaries, including Community First Bank & Trust, which we sometimes refer to as  “the Bank,” “our Bank” or “our Bank subsidiary”. All references to dollar amounts in this Appendix F are in thousands, with the exception of per share data or as otherwise indicated.

Forward-Looking Statements

Certain of the statements made herein, including information incorporated herein by reference to other documents, are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.  All statements other than statements of historical fact are statements that could be forward-looking statements.  You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” and other similar words and expressions of the future.  These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission, or the “SEC” on March 3, 2017, and the following:

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;
•	lack of sustained growth in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin Metropolitan Statistical Area, or MSA;
•	changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions or regulatory development;
•	failure to maintain capital levels above levels required by banking regulations or commitments or agreements we make with our regulators;
•

the inability to comply with regulatory capital requirements and required capital maintenance levels, including those resulting from the implementation of the Basel III capital guidelines, and to secure any required regulatory approvals for capital actions;

•

the vulnerability of our network and our online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human errors, natural disasters, power loss and other security breaches;

•	the inability to grow our loan portfolio;
•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;
•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
•	continuation of the historically low short-term interest rate environment;
•	the ability to retain large, uninsured deposits;
•	rapid fluctuations or unanticipated changes in interest rates;
•	the development of any new market;
•	a merger or acquisition;
•	any activity that would cause us to conclude that there was impairment of any asset, including core deposit intangible or any other intangible asset;

•	our recording valuation allowance related to our deferred tax asset;
•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;
•

changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;
•	further deterioration in the valuation of other real estate owned;
•	changes in accounting policies, rules and practices;
•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
•	the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and
•	other circumstances, many of which may be beyond our control.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice.  We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

BUSINESS

Community First, Inc. is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and became so upon the acquisition of all the voting shares of the Community First Bank & Trust on August 30, 2002.  An application for the bank holding company was approved by the Federal Reserve Bank of Atlanta (the “FRB”) on August 6, 2002.  The Company was incorporated under the laws of the State of Tennessee as a Tennessee corporation on April 9, 2002.

The Company provides a wide range of financial services through its wholly owned subsidiary, Community First Bank & Trust. The Bank commenced business on May 18, 1999 as a Tennessee-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation’s (the “FDIC”) Deposit Insurance Fund (the “DIF”).  The Bank is primarily regulated by the Tennessee Department of Financial Institutions (the “Department”) and the FDIC. The Bank’s sole subsidiary is Community First Properties, Inc. (“Properties”), a Maryland corporation which was established as a real estate investment trust (“REIT”) pursuant to Internal Revenue Service regulations but which terminated its REIT election effective March 30, 2012.  The Bank conducts a wide range of banking activities and its principal business is to accept demand and saving deposits from the general public and to make residential mortgage, commercial, and consumer loans.

The Company’s only subsidiary other than the Bank is Community First TRUPS Holding Company (“TRUPS HC”), a wholly-owned subsidiary formed to purchase and hold securities issued by a trust affiliate of ours that we formed to issue trust preferred securities.

The Company conducts banking activities from its main office and two branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Centerville, Tennessee, one branch office in Lyles, Tennessee and one branch office in Thompson Station, Tennessee.  The Company also operates seven automated teller machines in Maury County, Tennessee, one automated teller machine in Williamson County, Tennessee and two automated teller machines in Hickman County, Tennessee.

The Company is a bank holding company and its assets consist primarily of its investment in the Bank.  The Company provides a wide range of financial services through the Bank.  At December 31, 2016, the Company’s consolidated total assets were $474,511, its consolidated net loans, including loans held for sale, were $312,287, its total deposits were $423,407, and its total shareholders’ equity was $30,244.  At December 31, 2015, consolidated total assets were $469,940, the Company’s consolidated net loans, including loans held for sale, were $260,350, its total deposits were $416,714, and its total shareholders’ equity was $22,965.  At December 31, 2014, the Company’s consolidated total assets were $443,555, its consolidated net loans, including loans held for sale, were $251,371, its total deposits were $398,080, and its total shareholders’ equity was $10,886.

At June 30, 2017, the Company’s consolidated total assets were $479,637, its consolidated net loans, including loans held for sale, were $304,487, its total deposits were $426,637, and its total shareholders’ equity was $32,607.

Loans

We make secured and unsecured loans to individuals, partnerships, corporations, and other business entities within the Middle Tennessee area.  Our loan portfolio consists of commercial, financial and agricultural loans, residential and commercial mortgage loans, and consumer loans.  Our legal lending limits under applicable regulations (based upon the legal lending limits of 25% of capital and surplus) were $11,031 as of June 30, 2017.

Commercial loans are made primarily to small and medium-sized businesses.  Some of these loans are guaranteed by U.S. Government entities such as the U.S. Small Business Administration and the U.S. Department of Agriculture as well as on a conventional basis.  These loans are secured and unsecured and are made available for general operating inventory and accounts receivables, for real estate construction and development, as well as for any other purposes considered appropriate.  We will generally look to a borrower’s business operations as the principal source of repayment, but will also receive, when appropriate, a security interest in personal property and/or personal guarantees.  In addition, the majority of commercial loans that are not mortgage loans are secured by a lien on equipment, inventory, and/or other assets of the commercial borrower, or, in the case of real estate construction and development loans, the underlying real property.

Commercial lending (including commercial real estate lending) involves more risk than residential real estate lending because loan balances are larger and repayment is dependent upon the borrower’s operations.  We attempt to minimize the risks associated with these transactions by generally focusing our lending on owner-operated properties of customers with an established profitable history.  In many cases, risk can be further reduced by limiting the amount of credit to any one borrower to an amount less than our legal lending limit (or if lower, our internal limits) and avoiding types of commercial real estate financing that we deem to be too risky.

Banking regulations provide guidelines that construction and land development loans should not exceed 100% of the Bank’s risk-based capital and total commercial real estate loans should not exceed 300% of risk-based capital.  At June 30, 2017, the construction and land development loans totaled 67.2% of risk-based capital and total commercial real estate loans totaled 256.6% of risk-based capital.

We originate residential mortgage loans with either fixed or variable interest rates.  Our general policy is to sell most fixed rate loans in the secondary market.  This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors.  We do not retain servicing rights with respect to residential mortgage loans that we originate and sell into the secondary market.  Typically, all of our residential real estate loans are secured by a first lien on the real estate.  Also, we offer home equity loans, which are secured by junior liens on the subject residence.

We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments.  All such loans are retained by us.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral.  Consumer lending collections are dependent on a borrower’s continuing financial stability and are thus likely to be adversely affected by job loss, illness, or personal bankruptcy.  In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.  We underwrite these consumer loans carefully, with a strong emphasis on the amount of the down payment, credit quality and history, employment stability, and monthly income of the borrower.  These loans are generally expected to be repaid on a monthly repayment schedule with the payment amount tied to the borrower’s periodic income.  We believe that the generally higher yields earned on consumer loans help compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

Although we take a progressive and competitive approach to lending, we seek to maintain high quality in our loans.  We are subject to written loan policies that contain general lending guidelines that are subject to periodic review and revision by our Board of Directors and by the Loan Committee established by the Board of Directors.  These policies concern loan administration, documentation, approval, and reporting requirements for various types of loans.

Lending Policies

While the ultimate authority to approve loans rests with the Board of Directors, lending authority is delegated by the Board of Directors to the loan officers and the Loan Committee.  Loan officers, each of whom are limited as to the amount of secured and unsecured loans that he or she can make to a single borrower or related group of borrowers, report to either the Bank’s Chief Credit Officer, Jim Bratton, or Retail Branch Administrator, Janice Simpson.  Louis Holloway, the Chief Executive Officer of our Bank, chairs the Loan Committee and Jim Bratton serves as Vice Chairman of the Loan Committee.  Lending limits of individual loan officers are documented in the Bank’s Loan Policies and Procedures and are approved by the Board of Directors.  Loan officers discuss with the Chief Credit Officer, Retail Branch Administrator or Chief Executive Officer any loan request that exceeds their individual lending limit.  The loan must have approval from the Bank’s Chief Executive Officer, Chief Credit Officer, Retail Branch Administrator, or the Loan Committee as required by Loan Policy and Procedures.  The Chief Executive Officer and the Chief Credit Officer have lending authority on secured and unsecured loans up to $1,000,000, and the Retail Branch Administrator has lending authority on secured loans up to $150,000.

Our policies provide written guidelines for lending activities and are reviewed periodically by the Board of Directors.  The Board of Directors recognizes that, from time to time, it is in the best interests of the Company to deviate from the established, written credit policy and have established guidelines for granting exceptions to the policy. Situations in which such exceptions might be granted include the waiving of requirements for independent audited financial statements when a comfort level with respect to the financial statements of the borrower can be otherwise obtained and when it is deemed desirable to meet the terms offered by a competitor.

Tennessee has adopted the provisions of the Federal Reserve Regulation O with respect to restrictions on loans and other extensions of credit to bank “insiders.”  Further, under Tennessee law, state banks are prohibited from lending to any one person, firm or corporation amounts more than fifteen percent (15%) of its equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples, or (ii) with the prior approval of the state bank’s board of directors or finance committee (however titled), the state bank may make a loan to any person, firm or corporation of up to twenty-five percent (25%) of its equity capital accounts.

We seek to maintain a diversified loan portfolio, including secured and unsecured consumer loans, secured loans to individuals for business purposes, secured commercial loans, secured agricultural production loans, and secured real estate loans.  Our primary trade area lies in the counties of Middle Tennessee, with the primary focus in Maury, Williamson, and Hickman Counties.  The Loan Committee must approve all out-of-trade area loans.

As a general rule, we seek to maintain loan-to-collateral value ratios in conformity with industry and regulatory guidelines.  The following standards, established by inter-agency guidelines by the federal bank regulators, including the FDIC, went into effect on March 19, 1993:

Maximum Allowable
Loan Category	Loan-to-Value Ratio
Land	65%
Land development	75%
Construction
Commercial, multifamily (1) and other nonresidential	80%
1-4 family residential	85%
Improved property	85%
Owner-occupied 1-4 family and home equity (2)	(2)

(1)	Multifamily construction includes condominiums and cooperatives.
(2)

A loan-to-value limit has not been established for permanent mortgage or home equity loans or owner-occupied, 1-4 family residential property.  However, for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral is required.  Home equity lines of credit (HELOC) loan-to-value may be up to 100% of the collateral appraisal value.

Loan Review and Nonperforming Assets

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  The Company assigns an initial credit risk rating on every loan.  All loan relationships with aggregate debt greater than $250 are reviewed at least annually or more frequently if performance of the loan or other factors warrant review.  Smaller balance loans are reviewed and evaluated based on changes in loan performance, such as becoming past due or upon notifying the Bank of a change in the borrower’s financial status.  This analysis is performed on a monthly basis.  The Company uses the following definitions for risk ratings:

Pass.  Loans in this category are to persons or entities with good balance sheets, acceptable liquidity, and acceptable or strong earnings.  Guarantors have reasonable or strong net worth, liquidity and earnings.  Collateral is acceptable or strong, and is at or below policy advance rates.  These borrowers have acceptable quality management if they are entities and have handled previous obligations with the Bank substantially within agreed-upon terms.  Cash flow is adequate to service long-term debt.  These entities may be minimally profitable now, with projections indicating continued profitability into the foreseeable future.  Overall, these loans are basically sound.

Watch.  Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition.  The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments.  While the Bank continues to be adequately secured, the borrower’s margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition.  Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank’s exposure.  This classification includes loans to establish borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention.  Loans with potential weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank’s credit position in the future.

Substandard.  Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful.  Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values.   These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Nonperforming loans, are placed on the non-accrual basis of accounting if: (i) there is deterioration in the financial condition of the borrower; (ii) payment in full of contractual principal or interest is not expected; or (iii) principal or interest has been in default for 90 days or more, unless the obligation is well secured and in the process of collection.  The three categories of nonperforming loans are non-accrual status loans, renegotiated debt, and loans in Chapter 13 bankruptcy unless a repayment schedule is adopted that pays out the loan.

Asset/Liability Management

The Company’s Asset/Liability Committee, a committee composed of certain officers and directors of the Bank, is responsible for managing the Bank’s assets and liabilities.  The chairperson of this committee is an outside director, Randy A. Maxwell.  This committee attempts to manage asset growth, liquidity, investments and capital in order to maximize income and reduce interest rate risk, directs our overall acquisition and allocation of funds, and reviews and discusses our assets and liability funds budget in relation to the actual flow of funds.  This committee also reviews and discusses: peer group comparisons; the ratio of the amount of rate-sensitive assets to the amount of rate-sensitive liabilities; the ratio of allowance for loan losses to outstanding and nonperforming loans; and other variables, such as expected loan demand, investment opportunities, core deposit growth within specific categories, regulatory changes, monetary policy adjustments, and the overall state of the local and national economies.

Investment Policy

Our investment portfolio policy is designed to provide guidelines by which the funds not otherwise needed to meet loan demand of our market area can best be invested to meet fluctuations in the loan demand and deposit structure.  The Bank’s President and Chief Financial Officer, Jon Thompson, also serves as Investment Officer.  We seek to balance the market and credit risk against the potential investment return, make investments compatible with the pledging requirements of our deposits of public funds, maintain compliance with regulatory investment requirements, and assist the various local public entities with their financing needs.  Our investment policy is a component of the Company’s Asset/ Liability Management policy.  The investment policy is reviewed annually by the Asset/ Liability Management Committee and by the Board of Directors.

Customers

In the opinion of management, there is no single customer or affiliated group of customers whose deposits, if withdrawn, would have a material adverse effect on our business.  As of June 30, 2017, we had a total of 119 lending relationships that represent exposure to us of at least $500.  We believe that the loss of one of these relationships or an affiliated group of relationships, while significant, would not materially impact our performance.

Competition and Seasonality

The banking business is highly competitive.  Our primary market area consists of Maury, Williamson, and Hickman Counties in Tennessee. We compete with numerous commercial banks and savings institutions with offices in these market areas.  In addition to these competitors, we compete for loans with insurance companies, regulated small loan companies, credit unions, and certain government agencies.  We also compete with numerous companies and financial institutions engaged in similar lines of business, such as mortgage banking companies, brokerage companies and lending companies.  Some of our competitors have significantly greater financial resources and offer a greater number of branch locations.  To offset this advantage of our larger competitors, the Company focuses on providing superior customer service and tailors our products and services to the specific market segments that we serve.  The Company does not experience significant seasonal trends in its operations.

Employees

As of June 30, 2017, we had 99 full-time equivalent employees and 103 total employees.  The Company plans to continue to hire additional employees as necessary to meet the demands of its customers.  Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement, and the Company believes that its relations with its employees are good.

Participation in the United States Department of the Treasury’s Capital Purchase Program

On February 27, 2009, as part of the Capital Purchase Program (the “CPP”) established by the U.S. Department of the Treasury (the “U.S. Treasury”) under the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009 (the “ARRA”) (the “EESA”), the Company issued and sold to the U.S. Treasury (i) 17,806 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), and (ii) a ten-year warrant to purchase 890 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, having a liquidation preference of $1,000 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), at an initial exercise price of $0.01 per share (the “Warrant”), for an aggregate purchase price of $17,806,000 in cash. On February 27, 2009, the U. S. Treasury exercised the Warrant to purchase 890 shares (after net settlement without cash payment) of Series B Preferred Stock.

On April 14, 2014, the U.S. Treasury, the then holder of all the Series A Preferred Stock and Series B Preferred Stock issued by the Company, closed on the sale of the securities in a modified Dutch auction. The clearing price for the Series A Preferred Stock was $300.50 per share and the clearing price for the Series B Preferred Stock was $521.75 per share. The sale was to unaffiliated third party investors as well as certain directors and executive officers of the Company. On January 23, 2015, certain of our directors and executive officers acquired 2,000 additional shares of the Series A Preferred Stock from an investor that had acquired the shares from the U.S. Treasury, resulting in our directors and executive officers owning in excess of 50% of the outstanding shares of the Series A Preferred Stock. On April 15, 2015, certain of our directors and executive officers, and other individuals, acquired an additional 2,901 shares of the Series A Preferred Stock from an investor that had acquired the shares from the U.S. Treasury.

On December 31, 2015, we redeemed (i) all of the outstanding shares of Series B Preferred Stock for a total redemption price of $1,374 and (ii) 5,901 of the 17,806 outstanding shares of Series A Preferred Stock for a total redemption price of $3,541. None of the shares of Series A Preferred Stock redeemed on December 31, 2015 were held by the Company’s directors or executive officers or other individuals that are holders of the shares (and all of the holders of the Series A Preferred Stock whose shares were not redeemed consented to the redemptions), but rather were held by institutional investors that acquired the shares from the U.S. Treasury in April 2014 or from other institutional investors that had acquired the shares from the U.S. Treasury. For additional information regarding the redemptions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources” beginning on page F – 46 of this Appendix F.

As described in the definitive proxy statement filed by the Company with the Securities and Exchange Commission on December 4, 2015, the Company submitted to the holders of the Series A Preferred Stock and the holders of the Company’s Common Stock for their approval at a special meeting of shareholders held on February 25, 2016, and the holders of the Series A Preferred Stock and Common Stock at that meeting approved, a collection of amendments to the Company’s charter (the “Charter Amendments”) to modify the terms of the Series A Preferred Stock to, among other things, (i) cancel the amount of undeclared dividends in respect of the Series A Preferred Stock; (ii) reduce the liquidation preference on the Series A Preferred Stock to $650 per share plus the amount of any declared and unpaid dividends, without accumulation of any undeclared dividends; (iii) reduce the dividend rate payable on the Series A Preferred Stock from 9% per annum to 5% per annum; (iv) change the designation of the Series A Preferred Stock from “Cumulative” to “Non-Cumulative” and change the rights of the holders of the Series A Preferred Stock such that dividends or distributions on the Series A Preferred Stock will not accumulate unless declared by the Company’s board of directors and subsequently not paid; and (v) eliminate the restrictions on the Company’s ability to pay dividends or make distributions on, or repurchase, shares of its common stock or other junior stock or stock ranking in parity with the Series A Preferred Stock prior to paying accumulated but undeclared dividends or distributions on the Series A Preferred Stock.

The Series A Preferred Stock qualified as Tier 1 capital under applicable regulatory guidelines and following the effectiveness of the amendments described in the previous paragraph provided for noncumulative dividends at a rate of 5% per annum (down from 9% per annum in 2015). On April 26, 2016, the Company entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) that provided for the conversion of all of the issued and outstanding shares of the Series A Preferred Stock, into shares of the Company’s Common Stock. Pursuant to the Conversion Agreement, each share of the Series A Preferred Stock, including those shares held by the Company’s directors and executive officers, was converted into 136.84 shares of the Company’s Common Stock on June 30, 2016, representing an effective conversion price for each share of Common Stock of $4.75. The total number of shares of Common Stock issued as a result of the Conversion Agreement was 1,629,097.

Supervision and Regulation

General

As a registered bank holding company and Tennessee-chartered, federally insured commercial bank, respectively, the Company and the Bank are subject to extensive regulation.  Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards.  The Bank is regularly examined by the FDIC and the Department and files periodic reports concerning its activities and financial condition with its regulators.  The Bank’s relationships with depositors and borrowers are also regulated to a great extent by both federal law and the laws of the State of Tennessee, especially in such matters as the ownership of accounts and the form and content of mortgage documents.

Federal and state banking laws and regulations govern all areas of the operation of the Company and the Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends, and establishment of branches.  Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice.  Both the Department and the FDIC have the authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

The following summaries of statutes and regulations affecting banks do not purport to be complete.  Such summaries are qualified in their entirety by reference to the statutes and regulations described.

The Dodd-Frank Wall Street Reform and Consumer Protection Act – On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act and the regulations promulgated thereunder implements far-reaching reforms of major elements of the financial landscape, particularly for larger financial institutions. Many of its most far-reaching provisions do not directly apply to community-based institutions like the Company or the Bank. For instance, provisions that regulate derivative transactions and limit derivatives trading activity of federally-insured institutions, enhance supervision of “systemically significant” institutions, impose new regulatory authority over hedge funds, limit proprietary trading by banks, and phase-out the eligibility of trust preferred securities for Tier 1 capital for institutions with greater than $15.0 billion in total assets are among the provisions that do not directly impact the Company either because of exemptions for institutions below a certain asset size or because of the nature of the Company’s operations. Those provisions that have been adopted or are expected to be adopted and have impacted and will continue to impact the Company include the following:

•

Changing the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminating the ceiling and increasing the size of the floor of the DIF, and offsetting the impact of the increase in the minimum floor on institutions with less than $10 billion in assets;

•	Making permanent the $250 limit for federal deposit insurance, increasing the cash limit of Securities Investor Protection Corporation protection to $250;

•	Repealing the federal prohibition on payment of interest on demand deposits, thereby permitting depositing institutions to pay interest on business transaction and other accounts;

•

Centralizing responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing federal consumer protection laws, although banks below $10 billion in assets will continue to be examined and supervised for compliance with these laws by their federal banking regulator;

•	Limiting the debit interchange fees that certain financial institutions are permitted to charge;

•

Imposing new requirements for mortgage lending, including new minimum underwriting standards, prohibitions on certain yield-spread compensation to mortgage originators, special consumer protections for mortgage loans that do not meet certain provision qualifications, prohibitions and limitations on certain mortgage terms and various new mandated disclosures to mortgage borrowers;

•	Applying the same leverage and risk based capital requirements that apply to insured depository institutions to holding companies;

•

Permitting national and state banks to establish de novo interstate branches at any location where a bank based in that state could establish a branch, and requiring that bank holding companies and banks be well capitalized and well managed in order to acquire banks located outside their home state;

•	Imposing new limits on affiliated transactions and causing derivative transactions to be subject to lending limits; and

•	Implementing certain corporate governance revisions that apply to all public companies.

Supervision by the Federal Reserve Board – The Company is a bank holding company registered under the provisions of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and consequently is subject to examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

As a bank holding company, the Company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries.  It is also subject to examination by the Federal Reserve and is required to obtain approval of the Federal Reserve prior to acquiring, directly or indirectly, ownership or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting stock of such bank unless it already owns a majority of the voting stock of such bank.  Furthermore, a bank holding company is, with limited exceptions, prohibited from acquiring direct or indirect ownership or control of any voting stock of any company which is not a bank or a bank holding company, and must engage only in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks.  One of the exceptions to this prohibition is the ownership of shares of a company, the activities of which the Federal Reserve has determined to be so closely related to banking or management or controlling banks as to be a proper incident thereto.

In approving acquisitions by bank holding companies of banks and companies engaged in banking-related activities, the Federal Reserve considers a number of factors, including expected benefits to the public such as greater convenience, increased competition, or gains in efficiency, as weighed against the risks of possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.  The Federal Reserve is also empowered to differentiate between new activities and activities commenced through the acquisition of a going concern.

The Change in Bank Control Act of 1978, as amended, requires a person (or group of persons acting in concert) acquiring “control” of a bank holding company to provide the Federal Reserve with 60 days’ prior written notice of the proposed acquisition.  Following receipt of this notice, the Federal Reserve has 60 days within which to issue a notice disapproving the proposed acquisition, but the Federal Reserve may extend this time period for up to another 30 days.  An acquisition may be completed before expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the transaction.  In addition, any “company” must obtain the Federal Reserve’s approval before acquiring 25% (5% if the “company” is a bank holding company) or more of the outstanding shares or otherwise obtaining control over the company.

The Attorney General of the United States may, within 15 days after approval by the Federal Reserve of an acquisition, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts.  Failure of the Attorney General to challenge an acquisition does not, however, exempt the holding company from complying with both state and federal antitrust laws after the acquisition is consummated or immunize the acquisition from future challenge under the anti-monopolization provisions of the Sherman Act.

Bank holding companies are not permitted to engage in “unsafe and unsound” banking practices.  The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth.  The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe and unsound practice or would violate any law or regulation.  Depending upon the circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe and unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-bank subsidiaries which represent unsafe and unsound banking practices or which constitute knowing or reckless violations of laws or regulations, if those activities caused a substantial loss to a depository institution.  These penalties can be as high as one million dollars for each day the activity continues.

Securities Registration and Reporting – The Common Stock of the Company is registered as a class with the SEC under the Exchange Act and thus the Company is subject to the periodic reporting and proxy solicitation requirements and the insider-trading restrictions of the Exchange Act.  In addition, the securities issued by the Company are subject to the registration requirements of the Securities Act and applicable state securities laws unless exemptions are available.  The periodic reports, proxy statements, and other information filed by the Company with the SEC are available at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer with the SEC and the Company’s filings may be obtained free of charge at the SEC website (http://www.sec.gov).  The Company also makes available on its website (http://www.cfbk.com), free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the SEC.

Tennessee Supervision and Regulation – As a Tennessee-chartered commercial bank, the Bank is subject to various state laws and regulations which limit the amount that can be loaned to a single borrower, the type of permissible investments the Bank may make, and geographic expansion, among other things.  The Bank must submit an application and receive the approval of the Department before opening a new branch office or merging with another financial institution.  The Department regularly examines state chartered banks like the Bank and in connection with its examinations may identify matters necessary to improve a bank’s operation in accordance with principles of safety and soundness. Any matters identified in such examinations are required to be appropriately addressed by the bank being examined and may include maintaining capital at levels above those required by federal statutory provisions to be considered well capitalized and not paying dividends without the prior approval of the Commissioner of the Department.

The Commissioner of the Department has the authority to enforce state laws and regulations by ordering a director, officer or employee of the Bank to cease and desist from violating a law or regulation and from engaging in unsafe or unsound banking practices.  The Bank will be required to file annual reports and such other additional information as Tennessee law requires.  Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made.  The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices.  All Tennessee banks, including the Bank, must become and remain insured under the Federal Deposit Insurance Act.

Dividends – The Company is a legal entity separate and distinct from the Bank.  The principal source of the Company’s revenues however, is from dividends declared by the Bank.  Under Tennessee banking law, the Bank can only pay dividends in an amount equal to or less than the total amount of its net income for that calendar year combined with retained net income of the preceding two (2) years.  Payment of dividends in excess of this amount requires prior approval by the Commissioner of the Department.  The Bank’s ability to pay dividends also may depend on its ability to meet minimum capital levels established from time to time by the FDIC.  Under such regulations, FDIC-insured state banks are prohibited from paying dividends, making other distributions or paying any management fee to a parent if, after such payment, the bank would fail to have a common equity Tier 1 risk-based capital ratio of at least 5.125%, a Tier 1 risk-based capital ratio of at least 6.625%, a total risk-based capital ratio of at least 8.625% and a Tier 1 leverage capital ratio of at least 4%, in each case, including the portion of the capital conservation buffer implemented beginning January 1, 2016, under the FDIC regulations implementing the Basel III capital requirements.  Beginning January 1, 2016, this capital conservation buffer began phasing in at 0.625% per year.  Effective January 1, 2017, each of these amounts was increased by an additional 0.625% such that the common equity Tier 1 risk-based capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio was 5.75%, 7.25% and 9.25%.  When fully phased in on January 1, 2019, the full capital conservation buffer will be up to 2.5% following a three-year phase-in period. The Bank’s ability to pay dividends to the Company may also be limited by limitations imposed on the Bank by the FDIC or the Department, including both formal and informal actions.

Under Tennessee law, the Bank (subject to any limitations under Tennessee banking law and any agreements with bank regulatory agencies) and the Company may pay common stock dividends if, after giving effect to the dividends, the Company or the Bank can pay its debts as they become due in the ordinary course of business and the Company’s or the Bank’s total assets exceed its total liabilities.  The payment of dividends by the Company also may be affected or limited by certain factors, such as the requirements to maintain adequate capital above regulatory guidelines.  In addition, if, in the opinion of the applicable regulatory authority, a bank holding company or a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may take various supervisory actions to prevent such action, including a cease and desist order prohibiting such practice.

Deposit Insurance – The Bank’s deposit accounts are insured by the FDIC up to applicable limits by the DIF.  The DIF was designated as an insurance fund pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”).  FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured depository institution in danger of default.  FIRREA provides that certain types of persons affiliated with financial institutions can be fined by the federal regulatory agency having jurisdiction over a depository institution with federal deposit insurance (such as the Bank) up to $1,000 per day for each violation of certain regulations related (primarily) to lending to and transactions with executive officers, directors, and principal shareholders, including the interests of these individuals.  Other violations may result in civil monetary penalties of $5 to $25 per day or in criminal fines and penalties.  In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases.

As an insurer, the FDIC issues regulations, conducts examinations, requires the filing of reports and generally supervises and regulates the operations of state-chartered banks that, like the Bank, are not members of the Federal Reserve.  FDIC approval is required prior to any merger or consolidation involving state, nonmember banks, or the establishment or relocation of an office facility thereof.  FDIC supervision and regulation is intended primarily for the protection of depositors and the DIF.  The FDIC regularly examines state-chartered banks like the Bank and in connection with its examinations may identify matters necessary to improve a bank’s operation in accordance with principles of safety and soundness. Any matters identified in such examinations are required to be appropriately addressed by the bank being examined and may include maintaining capital at levels above those required by federal statutory provisions to be considered well capitalized or not paying dividends without the prior approval of the FDIC.

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. In early 2006, Congress passed the Federal Deposit Insurance Reform Act of 2005, which made certain changes to the Federal deposit insurance program. These changes included merging the Bank Insurance Fund and the Savings Association Insurance Fund to form the DIF, increasing retirement account coverage to $250 and providing for inflationary adjustments to general coverage beginning in 2010, providing the FDIC with authority to set the fund’s reserve ratio within a specified range, and requiring dividends to banks if the reserve ratio exceeds certain levels. In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012.

Under the Dodd-Frank Act, the FDIC adopted regulations that base deposit insurance assessments on total assets less capital rather than deposit liabilities and include off-balance sheet liabilities of institutions and their affiliates in risk-based assessments.

The Dodd-Frank Act increased the basic limit on federal deposit insurance coverage from $100 to $250 per depositor. In addition, FDIC coverage of non-interest bearing deposit transaction accounts had unlimited FDIC insurance coverage until December 31, 2012. The Dodd-Frank Act also repealed the prohibition on paying interest on demand transaction accounts, but did not extend unlimited insurance protection for these accounts.

Any insured bank which does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for non-compliance.  For example, proceedings may be instituted against any insured bank or any director, officer or employee of such bank that engages in unsafe and unsound practices, including the violation of applicable laws and regulations.  The FDIC has the authority to terminate deposit insurance pursuant to procedures established for that purpose.

FDICIA & Prompt Corrective Action – The  Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act (“FDIA”) and several other banking statutes.  The additional supervisory powers and regulations mandated by FDICIA include a “prompt corrective action” program based upon five regulatory zones for banks, in which all banks are categorized, largely based on their capital positions.  Regulators are permitted to take increasingly harsh action as a bank’s financial condition declines.  Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank’s capital leverage ratio reaches two percent or less. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.  Each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates.  The FDIC has adopted regulations implementing the prompt corrective action provisions of the FDICIA, which place financial institutions in the five categories based upon capital ratios as set forth in the tables below. The capital ratios associated with the particular categories were revised January 1, 2015 to give effect to the implementation of the Basel III capital guidelines.

Threshold Requirements as of June 30, 2017:

	Common Equity Tier 1 Risk-based Capital ratio	Total Risk-based Capital ratio	Tier 1 Risk-based Capital ratio	Tier 1 Leverage ratio
Well capitalized	6.5%	10%	8%	5%
Adequately capitalized	4.5%	8%	6%	4%
Undercapitalized	< 4.5%	< 8%	< 6%	< 4%
Significantly undercapitalized	< 3%	< 6%	< 4%	< 3%
Critically undercapitalized	Tangible Equity/Total Assets ≤ 2%

The regulations also establish procedures for “downgrading” an institution to a lower capital category based on supervisory factors other than capital.  Specifically, Section 38 of the FDIA and the implementing regulations provide that a federal banking agency may, after notice and an opportunity for a hearing, reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice.  (The FDIC may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized). The FDIC may also, as part of its examination of a bank, require that a bank maintain capital at levels above those required to be well capitalized under the prompt corrective action provisions of FDICIA.  If the FDIC were to impose higher capital ratio requirements on a financial institution in connection with any written agreement, consent order, order to cease and desist, capital directive or prompt corrective action directive, that institution even if well capitalized under statutorily required minimums would be reclassified as adequately capitalized for certain purposes including the acceptance or renewal of brokered deposits and limits on the rates that the institution may pay on deposits.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.  Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans.  A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan.  The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital.  If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks.  Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, beginning in 1995 termination of the “too big to fail” doctrine except in special cases, limitations on the FDIC’s payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy.  FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit or expand the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.  The Department and the FDIC examine the Bank periodically for compliance with various regulatory requirements.  Such examinations, however, are for the protection of the DIF and depositors and not for the protection of investors and shareholders.

Standards for Safety and Soundness – The FDIA requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits.  The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness (the “Guidelines”) to implement safety and soundness standards required by the FDIA.  The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired.  The agencies also adopted asset quality and earnings standards which are part of the Guidelines.  Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the Guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIA.  The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Support of Subsidiary Institutions – Under the Dodd-Frank Act, and previously under Federal Reserve policy, the Company is required to act as a source of financial strength for the Bank, and to commit resources to support the Bank. This support can be required at times when it would not be in the best interest of the Company’s shareholders or creditors to provide such support. In the event of our bankruptcy, any commitment by the Bank to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements—The FDIC’s minimum capital standards applicable to FDIC-regulated banks and savings banks require the most highly-rated institutions to meet a “Tier 1” leverage capital ratio of at least 3.0% of total assets.  Tier 1 (or “core capital”) prior to January 1, 2015 consisted of common stockholders’ equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries minus all intangible assets other than limited amounts of purchased mortgage servicing rights and certain other accounting adjustments.  All banks must have a Tier 1 leverage ratio of at least 100-200 basis points above the 3% minimum.  The FDIC capital regulations establish a minimum leverage ratio of not less than 4% for banks that are not highly rated or are anticipating or experiencing significant growth.  The majority of the subordinated debentures the Company has previously issued qualifies as Tier 1 capital.  Prior to January 1, 2015, Tier 2 capital consisted of an amount equal to the sum of (i) the allowance for possible loan losses in an amount up to 1.25% of risk-weighted assets; (ii) cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and (iv) in an amount up to 50% of Tier 1 capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus. The inclusion of the foregoing elements of Tier 2 capital is subject to certain requirements and limitations of the FDIC.

FDIC capital regulations require higher capital levels for banks which exhibit more than a moderate degree of risk or exhibit other characteristics which necessitate that higher than minimum levels of capital be maintained. Any insured bank with a tangible equity to total assets ratio of less than 2% is deemed to be operating in an unsafe and unsound condition pursuant to Section 8(a) of the FDIA unless the insured bank enters into a written agreement, to which the FDIC is a party, to correct its capital deficiency.  Insured banks operating with tangible equity to total assets ratio below 2% (and which have not entered into a written agreement) are subject to an insurance removal action.  Insured banks operating with lower than the prescribed minimum capital levels generally will not receive approval of applications submitted to the FDIC.  Also, inadequately capitalized state nonmember banks will be subject to such administrative action as the FDIC deems necessary.

FDIC regulations also require that banks meet a risk-based capital standard.  Prior to January 1, 2015, the risk-based capital standard required the maintenance of total capital (which is defined as Tier 1 capital and Tier 2 or supplementary capital) to risk-weighted assets of 8% and Tier 1 capital to risk-weighted assets of 4%.  Subsequent to January 1, 2015, these standards are 8% for total risk-based capital and 6% for Tier 1 risk-based capital.  In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 250%, based on the risks the FDIC believes are inherent in the type of asset or item.  Prior to January 1, 2015, the components of Tier 1 capital were equivalent to those discussed above under the 3% leverage requirement.  The components consisted of mandatory convertible securities, long-term subordinated debt, intermediate-term preferred stock and allowance for possible loan losses.  Allowance for possible loan losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets.  Prior to January 1, 2015, overall, the amount of capital counted toward supplementary capital could not exceed 100% of Tier 1 capital.  The FDIC includes in its evaluation of a bank’s capital adequacy an assessment of risk-based capital focusing principally on broad categories of credit risk.  No measurement framework for assessing the level of a bank’s interest rate risk exposure has been codified but effective board and senior management oversight of the bank’s tolerance for interest rate risk is required.

FDIC capital requirements are designated as the minimum acceptable standards for banks whose overall financial condition is fundamentally sound, which are well-managed and have no material or significant financial weakness.  The FDIC capital regulations state that, where the FDIC determines that the financial history or condition, including off-balance sheet risk, managerial resources and/or the future earnings prospects of a bank are not adequate and/or a bank has a significant volume of assets classified as substandard, doubtful or loss or otherwise criticized, the FDIC may determine that the minimum adequate amount of capital for that bank is greater than the minimum standards established in the regulation.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies with total consolidated assets in excess of $1 billion. Prior to January 1, 2015, these guidelines provided that a minimum ratio of Tier 1 capital to Average Assets, less goodwill and other specified intangible assets, of at least 4% should be maintained for most bank holding companies. For a bank holding company to be considered “well capitalized” prior to January 1, 2015, it was required to maintain a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and not be subject to a written agreement, order or directive to maintain capital above a specified level. The guidelines also provided that bank holding companies experiencing high internal growth or making acquisitions would be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

In late 2010, the Basel Committee on Banking Supervision issued Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems (“Basel III”), a new capital framework for banks and bank holding companies. Basel III imposes a stricter definition of capital, with more focus on common equity for those banks to which it is applicable. In July 2013, the federal bank regulatory agencies, including the Federal Reserve and the FDIC, adopted final rules that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in Basel III and certain provisions of the Dodd-Frank Act. The final rules, which became effective on January 1, 2015, apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million (subsequently increased to $1 billion) or more or that have a material amount of debt or equity securities registered with the SEC regardless of size, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rules established a new common equity Tier 1 minimum capital requirement of 4.5%, a minimum Tier 1 risk-based capital requirement of 6% (up from 4%), a total risk-based capital requirement of 8%, a Tier 1 leverage capital requirement of 4%, and assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status. In order to be considered “well-capitalized” beginning on January 1, 2015, the Bank must maintain at least the following minimum capital ratios: common equity Tier 1 capital of 6.5%; Tier 1 risked-based capital of 8% (up from 6%); total risk-based capital of 10%; and Tier 1 leverage capital of 5%. These new capital requirements limit a banking organization’s capital distributions and certain discretionary bonus payments as well as a banking organization’s ability to repurchase its own shares if the banking organization does not hold a “capital conservation buffer” consisting of an additional 2.5% of Tier 1 capital (when fully phased in) in addition to the amount necessary to meet its minimum risk-based capital requirements. Beginning January 1, 2016, 0.625% of the capital conservation buffer was phased in such that the required levels of capital in order to engage in actions for which a bank or bank holding company’s capital must exceed the levels required by these buffers are as of the date hereof: a common equity Tier 1 risk-based capital ratio of 5.125%, a Tier 1 risk-based capital ratio of 6.625% and a total risk-based capital ratio of 8.625%. When fully phased in, the capital requirements, inclusive of the capital conservation buffer, would be a Tier 1 leverage ratio of 4%, a Tier 1 common risk-based equity capital ratio of 7%, a Tier 1 equity risk-based capital ratio of 8.5% and a total risk-based capital ratio of 10.5%.  Effective January 1, 2017, each of these amounts was increased by an additional 0.625% such that the common equity Tier 1 risk-based capital ratio, Tier 1 risk-based capital ratio and total risk-based capital ratios were 5.75%, 7.25% and 9.25%, respectively.  Under the new rules, Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings, limited amounts of minority interest in the form of additional Tier 1 capital instruments and non-cumulative preferred stock and related surplus, subject to certain eligibility standards, less goodwill and other specified intangible assets and other regulatory deductions. Cumulative preferred stock and trust preferred securities (including associated subordinated debentures) issued after May 19, 2010 will no longer qualify as Tier 1 capital, but such securities issued prior to May 19, 2010 (like our subordinated debentures) including, in the case of bank holding companies with less than $15 billion in total assets on December 31, 2009, trust preferred securities issued prior to that date will continue to count as Tier 1 capital subject to certain quantitative limitations.  Our shares of Series A Preferred Stock and Series B Preferred Stock qualified as Tier 1 capital prior to their redemption or conversion to common stock.  As a result of the modifications to the Series A Preferred Stock resulting from the Charter Amendments approved by our shareholders on February 25, 2016, our Series A Preferred Stock is expected to continue to qualify as Tier 1 capital as a result of dividends on those shares now being noncumulative.  Common equity Tier 1 capital will generally consist of common stock (plus related surplus) and retained earnings plus limited amounts of minority interest in the form of common stock, less goodwill and other specified intangible assets and other regulatory deductions.  The final rules allow banks and their holding companies with less than $250 billion in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in Accumulated Other Comprehensive Income.  We and the Bank have exercised this opt-out right. Because the Company’s total consolidated assets are below $1 billion, these capital rules are not applicable to the Company on a consolidated basis. Should the Company’s total consolidated assets increase to more than $1 billion, the Company would then be subject to these new rules.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive by the FDIC, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business.  As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Restrictions on Transactions with Affiliates – Both the Company and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	A bank’s loans or extensions of credit, including purchases of assets subject to an agreement to repurchase, to or for the benefit of affiliates;

•	A bank’s investment in affiliates;

•	Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	The amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates;

•	Transactions involving the borrowing or lending of securities and any derivative transaction that results in credit exposure to an affiliate; and

•	A bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

The Company and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing in the market at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Activities and Investments of Insured State-Chartered Banks—Section 24 of the FDIA, as amended by the FDICIA, generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks.  Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership, the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investment may not exceed 2% of the bank’s total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

FDIC regulations implementing Section 24 of the FDIA provide that an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member, and the bank is in compliance with applicable regulatory capital requirements.  Any insured state-chartered bank or savings bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity.

Loans-to-One-Borrower – The aggregate amount of loans that we are permitted to make under applicable regulations to any one borrower, including related entities, is the greater of 25% of unimpaired capital and surplus or $500.  Based on the Bank’s capitalization at December 31, 2015, our loans-to-one borrower limit is approximately $11,964.  Our house limit on loans to one borrower is equal to the loan to one borrower limit.

Federal Reserve System – In 1980 Congress enacted legislation which imposed Federal Reserve requirements (under “Regulation D”) on all depository institutions that maintain transaction accounts or non-personal time deposits.  These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank.  NOW accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits at a bank.

Community Reinvestment Act – The Company is also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank’s record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods.  The regulatory agency’s assessment of the Company’s record is made available to the public.  Further, such assessment is required of any bank which has applied, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

Interstate Banking – The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, permits (i) bank holding company acquisitions of banks of a minimum age of up to five years as established by state law in any state, (ii) mergers of national and state banks after May 31, 1997 across state lines unless the home state of either bank has opted out of the interstate bank merger provision, (iii) branching de novo by national and state banks into others states if the state has elected this provision of the Interstate Act, and (iv) certain interstate bank agency activities after one year after enactment.  Following the passage of the Dodd-Frank Act, national or state chartered banks are permitted to establish branches in states where the laws permit banks chartered in such states to establish branches.

Gramm-Leach Bliley Act – The Gramm-Leach-Bliley Act of 1999 (the “Act”) represented a pivotal point in the history of financial services regulation in the United States.  The Act removed large parts of a regulatory structure that had its roots in the 1930’s and creates new opportunities for banks, other depository institutions, insurance companies and securities firms to enter into combinations.  The Act also provided new flexibility to design financial products and services that better serve the banking consumer.  The Act, among other provisions, (i) substantially eliminated the prohibition under the BHC Act which existed previously on affiliations between banks and insurance companies; (ii) repealed Section 20 of the Glass-Steagall Act which prohibited banks from affiliating with securities firms; (iii) set forth procedures for such affiliations; (iv) provided for the formation of financial holding companies; and (v) eliminated the blanket exclusion of banks from the definitions of the terms “broker” and “dealer” under the Exchange Act, while permitting banks to continue to conduct certain limited brokerage and dealer activities without registration under the Exchange Act as a broker-dealer.

In addition to expanding the activities in which banks and bank holding companies may engage, the Act also imposed new requirements on financial institutions with respect to customer privacy.  The Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure.  Financial institutions are further required to disclose their privacy policies to customers annually.  Financial institutions, however, will be required to comply with state law if it is more protective of customer privacy than the Act.

The USA Patriot Act of 2001 – The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”) was enacted in October 2001.  The USA Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ ability to work cohesively to combat terrorism on a variety of fronts.  The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging.  The USA Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including: (i) due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons; (ii) standards for verifying customer identification at account opening; (iii) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iv) reports by non-financial trades and businesses filed with the U.S. Treasury’s Financial Crimes Enforcement Network for transactions exceeding $10; and (v) filing of suspicious activities reports involving securities by brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Proposed Legislation and Regulatory Action – New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. The Company cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which the Company may be affected by any new regulation or statute. With the enactments of EESA, ARRA and the Dodd-Frank Act, and the significant amount of rulemaking mandated by the Dodd-Frank Act, the nature and extent of future legislative and regulatory changes affecting financial institutions remains unpredictable at this time.

Effect of Governmental Monetary Policies – The Company’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve’s statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. The Company cannot predict the nature or impact of future changes in monetary and fiscal policies.

Other Consumer Laws and Regulations – Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers’ Civil Relief Act, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligations for which the borrower is a person on active duty with the United States military. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

•

Federal Truth-In-Lending Act, governing disclosures of credit terms and costs to consumer borrowers giving consumers the right to cancel certain credit transactions, and defining requirements for servicing consumer loans secured by a dwelling;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers’ Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in active military service;

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws;

•	Electronic Funds Transfer Act, which regulates fees and other terms of electronic funds transactions;

•

Fair and Accurate Credit Transactions Act of 2003, which permanently extended the national credit reporting standards of the Fair Credit Reporting Act, and permits consumers, including our customers, to opt out of information sharing among affiliated companies for marketing purposes and requires financial institutions, including banks, to notify a customer if the institution provides negative information about the customer to a national credit reporting agency or if the credit that is granted to the customer is on less favorable terms than those generally available;

•

the Fair Housing Act, which prohibits discriminatory practices relative to real estate related transactions, including the financing of housing and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws; and

•

the Real Estate Settlement and Procedures Act of 1974, which affords consumers greater protection pertaining to federally related mortgage loans by requiring, among other things, improved and streamlined good faith estimate forms including clear summary information and improved disclosure of yield spread premiums.

The Bank’s deposit operations are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities (including with respect to the permissibility of overdraft charges) arising from the use of automated teller machines and other electronic banking services.

•	Truth in Savings Act, which requires depository institutions to disclose the terms of deposit accounts to consumers;

•

Expedited Funds Availability Act, which requires financial institutions to make deposited funds available according to specified time schedules and to disclose funds availability policies to consumers; and

•

Check Clearing for the 21st Century Act (“Check 21”), which is designed to foster innovation in the payments system and to enhance its efficiency by reducing some of the legal impediments to check truncation. Check 21 created a new negotiable instrument called a substitute check and permits, but does not require, banks to truncate original checks, process check information electronically, and deliver substitute checks to banks that wish to continue receiving paper checks.

The Bank’s loan and deposit operations are both subject to the Bank Secrecy Act which governs how banks and other firms report certain currency transactions and maintain appropriate safeguards against "money laundering" activities.

Change in Control Restrictions

Statutory Provisions

The Change in Bank Control Act requires the written consent of the FDIC be obtained prior to any person or company acquiring “control” of a state-chartered bank.  Tennessee law also requires the prior written consent of the Department to acquire control of a Tennessee-chartered bank.  Upon acquiring control, a company will be deemed to be a bank holding company and must register with the FRB.  Conclusive control is presumed to exist if, among other things, an individual or company acquires more than 25% of any class of voting stock of a bank.  Rebuttable control is presumed to exist if, among other things, a person acquires more than 10% of any class of voting stock and the issuer’s securities are registered under Section 12 of the Exchange Act (the common stock is not expected to be so registered) or the person would be the single largest stockholder.  Restrictions applicable to the operations of a bank holding company and conditions that may be imposed by the FRB in connection with its approval of a company to become a bank holding company may deter companies from seeking to obtain control of the Bank.

Other

While not directly restricting efforts to acquire control of the Company, certain other characteristics of our organization may discourage attempts to acquire control of the Company.  The Company’s Charter provides that approximately one-third of its Directors are elected each year, thereby making it more difficult for a potential acquirer of control of the Company to replace the members of the Board of Directors than it would be if directors were elected at more frequent intervals or if a greater percentage of directors were elected at any one time.

As a result of all of the foregoing restrictions on acquisitions, the Company is a less attractive target for a “takeover” attempt than other less-highly regulated companies generally.  Accordingly, these restrictions might deter offers to purchase the Company which shareholders may consider to be in their best interests, and may make it more difficult to remove incumbent management.

Monetary Policy

The Bank, like other depository institutions, is affected by the monetary policies implemented by the Board of Governors of the Federal Reserve.  The Federal Reserve has the power to restrict or expand the money supply through open market operations, including the purchase and sale of government securities and the adjustment of reserve requirements.  These actions may result in significant fluctuations in market interest rates, which could adversely affect the operations of the Bank, such as its ability to make loans and attract deposits, as well as market demand for loans.  See “Supervision and Regulation.”

Capital Adequacy

See “Supervision and Regulation - Capital Requirements” for a discussion of bank regulatory agencies’ capital adequacy requirements.

PROPERTIES

The Company’s principal office building is located at 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401.  The Bank constructed the building and owns the building and the property.  The Bank also has an operations center at this address that it owns.

The Bank operates a branch office at 601 North Garden Street, Columbia, Tennessee.  The Bank owns the building and the property at this location.

In October 2007, the Company acquired First National with branches at 314 North Public Square, Centerville, Tennessee and 5200 Highway 100, Lyles, Tennessee.  As a result of the acquisition, the Company now owns the building and the property at both locations.  In addition, the Company owns a storage facility located at Hackberry Street East in Centerville.

The Bank operates a branch office at 105 Public Square, Mount Pleasant, Tennessee.  The Bank owns the building and the property at this location.

The Bank operates a branch office at Neely’s Mill, 1412 Trotwood Avenue, Columbia, Tennessee.  The Bank owns the building and leases the property.

The Bank operates a branch office at 4809 Columbia Pike, Thompson Station, Tennessee.  The Bank owns the building and property.

At June 30, 2017, the cost of office properties and equipment (less allowances for depreciation and amortization) owned by us was $10,630.

LEGAL PROCEEDINGS

The Company and the Bank are party to certain routine claims and litigation that are incidental to the business and occur in the normal course of operations.  In the opinion of management, none of these matters, when resolved, will have a material effect on the financial position of the Company, the Bank or their respective future operations.

RECENT DEVELOPMENTS

On August 22, 2017, Community First entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Commerce Union Bancshares, Inc., a Tennessee corporation (“Commerce Union”), Pioneer Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of Commerce Union (“Merger Sub”), Reliant Bank, a Tennessee-chartered commercial bank and wholly owned subsidiary of Commerce Union (“Reliant”), and Community First Bank & Trust. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Community First (the “Merger”), with Community First to be the surviving corporation. As soon as reasonably practicable following the consummation of the Merger and as part of a single integrated transaction, Commerce Union will cause Community First (as the surviving corporation of the Merger) to be merged with and into Commerce Union (the “Second Step Merger”), with Commerce Union continuing as the surviving corporation of the Second Step Merger. Simultaneously with the parties’ execution of, and as contemplated by, the Merger Agreement, Reliant and Community First Bank entered into an Agreement and Plan of Merger (the “Bank Merger Agreement”) providing for the merger of Community First Bank with and into Reliant (the “Bank Merger”) immediately following consummation of the Second Step Merger in accordance with the terms and conditions of the Bank Merger Agreement, with Reliant to be the banking corporation to survive the Bank Merger.

Under and subject to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, no par value, of Community First will be converted into the right to receive 0.481 shares of Commerce Union common stock, par value $1.00 per share. As of August 22, 2017, Community First had 5,025,884 shares of common stock outstanding, including 26,666 shares of restricted stock for which forfeiture restrictions had not lapsed as of that date (all of which will fully vest as of the effective time of the Merger to the extent not already vested).

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Community First’s financial condition at December 31, 2016 and December 31, 2015, and Community First’s results of operations for each of the three years ended December 31, 2016, 2015 and 2014 as well as Community First’s financial condition for the quarters ended June 30, 2017 and June 30, 2016, and Community First’s results of operations for each of the three - and six - month periods ended June 30, 2017 and 2016. The purpose of this discussion is to focus on information about Community First’s financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with Community First’s consolidated financial statements and the related notes included elsewhere herein.

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 & 2014:

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with the accounting principles generally accepted in the United States of America and with general practices within the banking industry.  In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, fair value of financial instruments, including securities and other real estate owned, other-than-temporary impairment of securities, intangible assets, and income taxes have been critical to the determination of our financial position, results of operations and cash flows.

Securities:  Investment securities are classified as available for sale when they might be sold before maturity.  Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.  Interest income includes amortization of purchase premium or discount.  Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer.  Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income.  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Allowance for Loan Losses:  Credit risk is inherent in the business of extending loans to borrowers.  This credit risk is addressed through a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management determines the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.

A loan is identified as impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest will not be collected when due according to the contractual terms of the loan agreement.  However, there are some loans that are termed impaired because of doubt regarding collectability of interest and principal according to the contractual terms, which are both fully secured by collateral and are current in their interest and principal payments.  Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $150 are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.  For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years.  This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.  These economic factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.  The following loan portfolio segments have been identified with a discussion of the risk characteristics of these portfolio segments:  real estate construction; 1-4 family residential; commercial real estate; other real estate secured; commercial, financial, and agricultural; consumer; tax exempt; and other loans.

Other Real Estate Owned:  Real estate acquired through foreclosure on a loan or by surrender of the real estate in lieu of foreclosure is called “OREO”.  OREO is initially recorded at the fair value of the property less estimated costs to sell, which establishes a new cost basis. OREO is subsequently accounted for at the lower of cost or fair value of the property less estimated costs.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense.  Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Valuation adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Valuation adjustments are also required when the listing price to sell an OREO parcel has had to be reduced below the current carrying value. If there is a decrease in the fair value of the property from the last valuation, the decrease in value is charged to noninterest expense. All income produced from, changes in fair values in, and gains and losses on OREO is also included in noninterest expense. During the time the property is held, all related operating and maintenance costs are expensed as incurred.

Intangible Assets:  Intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the Company’s acquisition of the First National Bank of Centerville, in Centerville, Tennessee (“First National”).  These assets are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which were determined to be 15 years.

Income Taxes:  The Company uses the asset and liability method, which recognizes the future tax consequences attributable to an event or a liability or asset that has been recognized in the consolidated financial statements. Due to tax regulations, several items of income and expense are recognized in different periods for tax return purposes than for financial reporting purposes. These items represent “temporary differences.” Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  Deferred tax assets represent future deductions in the Company’s income tax return, while deferred tax liabilities represent future payments to tax authorities. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

ANALYSIS OF RESULTS OF OPERATIONS

We had net income of $3,992 for the year ended December 31, 2016, compared to net income of $17,407 for 2015 and $2,407 for 2015.  Pretax net income increased to $6,339 in 2016 compared to $4,712 in 2015 and $2,407 in 2014.  Provision for loan losses was a recovery of $632 in 2016 compared to a recovery of $2,257 in 2015 and $1,014 in 2014.  The Company had income tax expense of $2,347 in 2016 compared to an income tax benefit of $12,695 in 2015 and no income tax expense in 2014.

Net Interest Income

Net interest income is the most significant component of the Company’s earnings.  Net interest income represents the amount by which interest income earned on various earnings assets, principally loans, exceeds interest expense associated with interest-bearing liabilities, principally deposits.

2016 compared to 2015

Net interest income before the provision for loan losses was $14,606 in 2016, an increase of $227 or 1.6% from $14,379 in 2015.  The increase in net interest income is primarily due to an increase in the interest income earned on loans

Total interest income on loans was $14,968 in 2016, an increase of $284 or 1.9% from $14,684 in 2015.  The increase was due to an increase in the average balances of loans offset by a decrease in the average rate earned on loans.

Interest income on taxable securities was $1,921 in 2016, a decrease of $161 or 7.7% from $2,082 in 2015.  The decrease is primarily due to a decrease in the average balance of taxable securities offset by a slight increase in average rate earned during 2016 compared to 2015.  The average balance of taxable securities during 2016 was $89,448 compared to $103,193 in 2015.

Interest income on tax exempt securities was $22, a decrease of $26 or 54.2% from $48 in 2015.   The decrease is primarily due to a decrease in the average balance of tax-exempt securities, which decreased to $819 in 2016 compared to $1,643 in 2015.

Total interest income on federal funds sold and other was $461 in 2016, an increase of $99 or 27.3% from $362 in 2015.  The increase is due to increases in the average rate earned on the Bank’s interest bearing deposits and time deposits in other financial institutions offset by reductions in the average balance of the Bank’s interest bearing deposits in other financial institutions.  A large portion of the Bank’s cash is invested in time deposits in other financial institutions in order to maximize yield and maintain a reasonable total duration for the Bank’s assets outside of the loan portfolio.  As of December 31, 2016, time deposits in other financial institutions had a weighted average rate of 1.458%.  The Bank has also been able to utilize interest bearing money market accounts in other financial institutions to achieve a higher return, though deposits in other banks are limited by the Bank’s correspondent concentration policy.

Total interest expense was $2,766 in 2016, a decrease of $31 or 1.1% from $2,797 in 2015.  The decrease was due to decreases in the average balance of deposits offset as the average rate paid on deposits in 2016 was flat compared to 2015.

Total interest expense on deposits was $1,981 in 2016, a decrease of $30 or 1.5% from $2,011 in 2015, due primarily to a decrease in the average balance of deposits.  The decrease in the average balance of deposits is primarily due to a decrease in the average balance of time deposits.  The average balance of time deposits in 2016 was 165,839, a decrease of $13,218 or 7.4% from $179,057 in 2015.  The average rate paid on deposits was 0.59% in 2016 compared to 0.59% in 2015.  Management expects that the Bank’s market may begin to experience some upward pressure on deposit rates during 2017 as a result of the Federal Reserve’s increase to the federal funds rate in December 2016 and their indications that additional increases are forthcoming.  Management does not expect the upward pressure to have a significant impact on the overall cost of funds for deposits; however, changes in market conditions (including unexpected actions by the Federal Reserve to increase short-term interest rates) and other factors could result in more significant increases in deposit rates than are currently anticipated.

Other interest expense was $785 in 2016, a decrease of $1 or 0.1% from $786 in 2015.  Other interest expense is comprised of interest paid on the Company’s subordinated debentures.   This decrease is due to a decrease in the average balance of the Company’s subordinated debt due to the acquisition of $10 million in principal amount of trust preferred securities associated with our subordinated debentures for $7.5 million by a wholly-owned subsidiary of ours.

Net interest margin was 3.38% in 2016, a decrease of 4 basis points (“bps”) from 3.42% in 2015.  The decrease in net interest margin is primarily due to decreases in the average rate earned on loans and the average balances of taxable securities. The average rate earned on loans was 5.08% in 2016 compared to 5.58% in 2015, which is due to continued competitive pressures on loan pricing and multiple interest recoveries on non-performing loan relationships that were unique to 2015.  The average rate paid on deposits was 0.59% in 2016 compared to 0.59% in 2015.  Management anticipates that there will not be a significant fluctuation in net interest margin in 2017, unless market rates continue to increase, which should continue to help improving net interest margin if the Bank is able to hold deposit costs at current rates.  If the Bank encounters additional increases in nonaccrual loans or experiences decreases in gross loans, net interest margin could be negatively impacted.

2015 compared to 2014

Net interest income before the provision for loan losses was $14,379 in 2015, an increase of $1,414 or 10.9% from $12,965 in 2014.  The increase in net interest income was primarily due to $733 of interest recoveries on non-performing loan relationships.  Also contributing to an increase in net interest income was a slight decrease in the average rate paid for deposits and other borrowings.

Total interest income on loans was $14,684 in 2015, an increase of $951 or 6.9% from $13,733 in 2014.  The increase was primarily due to interest recoveries on non-performing loan relationships.  In addition, our balance of nonaccrual loans was $375 at December 31, 2015, compared to $8,655 at December 31, 2014, a decrease of $8,280 or 95.7%.  This decrease led to a larger percentage of our total loan portfolio earning interest income.

Interest income on taxable securities was $2,082 in 2015, an increase of $275 or 15.2% from $1,807 in 2014.  The increase was primarily due to an increase in the average balance of taxable securities offset by a slight decrease in average rate earned during 2015 compared to 2014.  The average balance of taxable securities during 2015 was $103,193 compared to $87,164 in 2014.

Interest income on tax exempt securities was $48, a decrease of $28 or 36.8% from $76 in 2014.   The decrease was primarily due to a decrease in the average balance of tax-exempt securities, which decreased to $1,643 in 2015 compared to $2,485 in 2014.

Total interest income on federal funds sold and other was $362 in 2015, an increase of $42 or 13.1% from $320 in 2014.  The increase was due to increases in the average rate earned on the Bank’s interest bearing deposits and time deposits in other financial institutions offset by reductions in the average balance of the Bank’s interest bearing deposits in other financial institutions.  In 2015, a large portion of the Bank’s cash was invested in time deposits in other financial institutions in order to maximize yield and maintain a reasonable total duration for the Bank’s assets outside of the loan portfolio.  As of December 31, 2015, time deposits in other financial institutions had a weighted average rate of 1.076%.

Total interest expense was $2,797 in 2015, a decrease of $174 or 5.9% from $2,971 in 2014.  The decrease was due to a reduction in both the average rate paid on deposits and the average balance of deposits combined with a reduction in the average rate paid on other borrowings during 2015 compared to 2014.

Total interest expense on deposits was $2,011 in 2015, a decrease of $162 or 7.5% from $2,173 in 2014, due primarily to a decrease in the average rate paid on deposits.  The average rate paid on deposits was 0.59% in 2015 compared to 0.63% in 2014.  The decrease in rate is due to a shift in the mix of our deposit portfolio from time deposits to demand deposits, which typically earn a lower rate.

Other interest expense was $786 in 2015, a decrease of $12 or 1.5% from $798 in 2014.  Other interest expense is comprised of interest paid on the Company’s subordinated debentures.   This decrease was due to a slight decrease in the average rate paid on the Company’s subordinated debt, which was due to the payment of deferred interest amounts in the fourth quarter of 2015, which led to lower compounding interest throughout the year.

Net interest margin was 3.42% in 2015, an increase of 24 basis points (“bps”) from 3.18% in 2014.  The increase in net interest margin was primarily due to increases in the average rate earned on loans and the average balances of taxable securities combined with the decrease in the average balances and average rate paid on deposits and other borrowings. The average rate earned on loans was 5.58% in 2015 compared to 5.20% in 2014, which was due to multiple interest recoveries on non-performing loan relationships.  The average rate paid on deposits was 0.59% in 2015 compared to 0.63% in 2014, which due to a shift in the mix of our deposit portfolio.

Average Balance Sheets, Net Interest Income

Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of our assets, liabilities and stockholders’ equity and an analysis of net interest income for each of the three years ended December 31, 2016.

	2016			2015			2014
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense
Gross loans (1) (2)	$293,583	5.08%	$14,968	$263,228	5.58%	$14,684	$264,229	5.20%	$13,733
Taxable securities available for sale (3)	89,448	2.14%	1,921	103,193	2.02%	2,082	87,164	2.07%	1,807
Tax exempt securities available for sale (3)	819	2.68%	22	1,643	2.92%	48	2,485	3.06%	76
Federal funds sold and other	46,993	0.98%	461	52,468	0.69%	362	54,316	0.59%	320
Total interest earning assets	430,843	4.02%	17,372	420,532	4.08%	17,176	408,194	3.90%	15,936
Cash and due from banks	3,773			3,149			2,933
Other nonearning assets	42,937			36,030			41,982
Allowance for loan losses	(3,812)			(4,758)			(6,652)
Total assets	$473,741			$454,953			$446,457
Deposits:
NOW & money market investments	$141,530	0.37%	$525	$131,763	0.38%	$506	$126,646	0.41%	$516
Savings	32,912	0.10%	34	28,592	0.10%	28	26,397	0.10%	26
Time deposits $100 and over	81,354	0.93%	762	91,618	0.86%	785	87,778	0.93%	814
Other time deposits	84,485	0.78%	660	87,439	0.79%	692	104,000	0.79%	817
Total interest-bearing deposits	340,281	0.58%	1,981	339,412	0.59%	2,011	344,821	0.63%	2,173
Federal Home Loan Bank advances	—	0.00%	—	—	0.00%	—	—	0.00%	—
Subordinated debentures	22,672	3.45%	785	23,000	3.42%	786	23,000	3.47%	798
Repurchase agreements	—	0.00%	—	—	0.00%	—	—	0.00%	—
Federal funds purchased and other	14	0.00%	—	—	0.00%	—	—	0.00%	—
Total interest-bearing liabilities	362,967	0.76%	2,766	362,412	0.77%	2,797	367,821	0.81%	2,971
Noninterest-bearing liabilities	82,293			80,246			68,726
Total liabilities	445,260			442,658			436,547
Shareholders’ equity	28,481			12,295			9,910
Total liabilities and shareholders’ equity	$473,741			$454,953			$446,457
Net interest income			$14,606			$14,379			$12,965
Net interest margin (4)		3.38%			3.42%			3.18%

(1)	Interest income includes fees on loans of $683, $582, and $492 in 2016, 2015 and 2014, respectively.
(2)	Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest income.
(3)	Amortization cost is included in the calculation of yields on securities available for sale.
(4)	Net interest income to average interest earning assets.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected our interest income, interest expense, and net interest income for the periods indicated.  Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume).  The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to rate.

Analysis of Changes in Net Interest Income

	2016 to 2015			2015 to 2014
	Due to Volume (1)	Due to Rate (2)	Total (3)	Due to Volume (1)	Due to Rate (2)	Total (3)
Interest Income:
Gross loans (a) (b)	$1,693	$(1,409)	$284	$(52)	$1,003	$951
Taxable securities available for sale	(277)	116	(161)	332	(57)	275
Tax exempt securities available for sale	(24)	(2)	(26)	(26)	(2)	(28)
Federal funds sold and other	(38)	137	99	(11)	53	42
Total interest earning assets	1,354	(1,158)	196	243	997	1,240
Interest Expense:
Deposits:
NOW & money market	$38	$(19)	$19	$21	$(31)	$(10)
Savings	4	2	6	2	—	2
Time deposits $100 and over	(88)	65	(23)	36	(65)	(29)
Other time deposits	(24)	(8)	(32)	(131)	6	(125)
Total interest-bearing deposits	(70)	40	(30)	(72)	(90)	(162)
Federal Home Loan Bank advances	—	—	—	—	—	—
Subordinated debentures	(11)	10	(1)	—	(12)	(12)
Repurchase agreements	—	—	—	—	—	0
Total interest-bearing liabilities	(81)	50	(31)	(72)	(102)	(174)
Net interest income	$1,435	$(1,208)	$227	$315	$1,099	$1,414

(a)	Interest income includes fees on loans of $683, $582, and $492 in 2016, 2015 and 2014, respectively.
(b)	Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest income.
(1)	Changes in volume multiplied by prior rate
(2)	Changes in rate multiplied by prior volume
(3)	Changes in rate multiplied by change in volume

Noninterest Income

Noninterest income is derived from sources other than fees and interest on earnings assets.  The Company’s primary sources of noninterest income are service charges on deposit accounts, mortgage banking activities, investment service income, earnings on bank owned life insurance policies (BOLI), and other noninterest income.

2016 compared to 2015

Total noninterest income was $5,360 in 2016, an increase of $2,846 or 113.2% from $2,514 in 2015.  The increase is primarily due to a gain on the purchase of a portion of the trust preferred securities of an affiliate trust of ours by a wholly-owned subsidiary of ours combined with an increase in gain on sale of securities, gain on sale of loans and service charges on deposit accounts.

In 2016, a wholly-owned subsidiary of ours acquired $10,000 of trust preferred securities issued by an affiliate trust of ours for $7,500 from an unaffiliated third party.  As a result of this transaction, the subordinated debentures we have issued in relation to these trust preferred securities were eliminated from our balance sheet in consolidation and we recognized a gain of $2,500.

In 2016, the Bank sold a group of securities that resulted in a gain on sale of $226 compared to a gain on sale of $10 in 2015.

Gain on sale of loans was $195 in 2016 compared to $101 in 2015, an increase of $94 or 93.1%.  This is a result of increased activity in mortgage originations due to improvement in the market for 1-4 family loans.

Service charges on deposit accounts were $1,897 in 2016 compared to $1,776 in 2015.  This increase is primarily a result of an increase in interchange fees received due to more debit card usage by our customers.

2015 compared to 2014

Total noninterest income was $2,514 in 2015, a decrease of $154 or 5.8% from $2,668 in 2014.  The decrease was due to a reduction in gain on sale of securities, ATM income, and investment service income partially offset by an increase in other service charges and service charges on deposit accounts.

In 2015, the Bank sold a group of securities that resulted in a gain on sale of $10 compared to a gain on sale of $221 in 2014.

ATM income was $81 in 2015 compared to $129 in 2014.  This decrease was due to the ATM network in which the Bank participates adding issuers of government benefit payment cards to the network, which led to a decrease in the number of ATM transactions for which the Bank can charge non-customer fees.

Investment service income was $101 in 2015 compared to $130 in 2014.  This decrease was due to lower demand for investment advisory services.

Other service charges, commissions and fees were $87 in 2015 compared to $12 in 2014.  This increase was primarily due to a one-time gain associated with the redemption of Properties’ preferred shares on December 31, 2015.

Service charges on deposit accounts were $1,776 in 2015 compared to $1,727 in 2014.  This increase was primarily due to the full year’s effect of analysis charges on commercial deposit accounts that were implemented in late 2014.

The table below shows noninterest income for each of the three years ended December 31:

	2016	2015	2014
Service charges on deposit accounts	$1,897	$1,776	$1,727
Gain on sale of loans	195	101	82
Net gains on sale of securities	226	10	221
Other:
Gain on acquisition of trust preferred securities	2,500	—	—
Earnings on bank-owned life insurance policies	257	268	261
ATM income	94	81	129
Investment services income	85	101	130
Other customer fees	65	50	49
Safe deposit box rental	31	30	31
Credit life insurance commissions	6	6	7
Check printer income	4	4	6
Other service charges, commissions, and fees	—	87	12
Other equity investment income	—	—	13
Total noninterest income	$5,360	$2,514	$2,668

Noninterest Expense

Noninterest expense represents all expenses other than the provision for loan losses and interest costs associated with deposits and other interest-bearing liabilities.  Noninterest expense consists of salaries and employee benefits, net occupancy, furniture and equipment, data processing, advertising and public relations, other real estate owned expenses, regulatory and compliance expense, and other operating expenses.

2016 compared to 2015

Total noninterest expense was $14,259 in 2016, a decrease of $179 or 1.2% from $14,438 in 2015.  The decrease is primarily due to decreases in other real estate expense, regulatory and compliance expense and insurance expense partially offset by increases in salary and employee benefits, director expense and other expense.

Other real estate expense was $222 in 2016, a decrease of $649 or 74.5% from $871 in 2015.  The decrease is primarily due to fewer properties being sold at a loss and fewer properties experiencing writedowns as a result of stabilization of real estate prices.

Regulatory and compliance expense totaled $414 in 2016, a decrease of $214 or 34.1% from $628 in 2015.  The decrease is primarily due to a decrease in our FDIC insurance expense premium as a result of the lifting of all regulatory orders.

Insurance expense totaled $184 in 2016, a decrease of $125 or 40.5% from $309 in 2015.  The decrease is primarily due to a reduction in the Bank’s corporate insurance expense premium as a result of the lifting of all regulatory orders.

Salaries and employee benefits, which totaled $7,450 in 2016, increased by $453 or 6.5% from $6,997 in 2015.  The increase in these expenses is primarily due to a bonus paid to members of executive management combined with a significant increase in an incentive paid to loan officers due to increased loan production.

Director expense was $385 in 2016, an increase of $152 or 65.2% from $233 in 2015.  The increase is primarily due to changes in the director fee schedule that became effective in the first quarter of 2016.

Other expense totaled $364 in 2016, an increase of $141 or 63.2% from $223 in 2015.  This increase was primarily the result of an increase in the use of outside services for strategic consulting and executive compensation consulting.

2015 compared to 2014

Total noninterest expense was $14,438 in 2015, an increase of $198 or 1.4% from $14,240 in 2014.  The increase was primarily due to increases in salary and employee benefits, occupancy expense, data processing expense, operational expense, legal expense and ATM expense partially offset by decreases in regulatory and compliance expense and insurance expense.

Salaries and employee benefits, which totaled $6,997 in 2015, increased by $183 or 2.7% from $6,814 in 2014.  The increase in these expenses was primarily due to cost of living increases and higher lender incentives paid in 2015.

Occupancy expense totaled $974 in 2015, an increase of $133 or 15.8% from $841 in 2014.  The increase in occupancy expense was primarily due to the unusually low expense in 2014 resulting from a one-time reversal of expense related to termination of a lease for a parcel of land used as a branch location in conjunction with the purchase of the land.

Data processing expense was $1,242 in 2015 compared to $1,160 in 2014.  This increase was due to the Bank’s increased utilization of online and mobile banking products in 2015.

Operational expense was $483 in 2015 compared to $406 in 2014.  This increase was due to a new network administration agreement entered into during 2015.

Legal expense was $130 in 2015 compared to $70 in 2014.  This increase was due to additional expenses related to the Company’s efforts to redeem and restructure its Preferred Stock during 2015.

ATM expense totaled $701 in 2015, an increase of $41 or 6.2% from $660 in 2014.  The increase was primarily due to a change in interchange fees paid by the Bank.

Regulatory and compliance expense totaled $628 in 2015, a decrease of $330 or 34.4% from $958 in 2014.  The decrease was primarily due to a decrease in our FDIC insurance expense due the lifting of the regulatory agreements and improvements in the Bank’s regulatory rating.

Insurance expense totaled $309 in 2015, a decrease of $81 or 20.8% from $390 in 2014.  The decrease was primarily due to a decrease in corporate insurance premiums due to the lifting of the regulatory agreements and improvements in the Company’s risk profile.

The table below shows noninterest expense for each of the three years ended December 31:

	2016	2015	2014
Salaries and employee benefits	$7,450	$6,997	$6,814
Data processing	1,257	1,242	1,160
Occupancy expense	1,024	974	841
ATM expense	766	701	660
Operational expenses	485	483	406
Audit, accounting and legal	446	457	402
Regulatory and compliance expense	414	628	958
Director expense	385	233	244
Furniture and equipment expense	349	323	314
Other real estate expense	222	871	870
Postage and freight	220	239	291
Advertising and public relations	189	212	190
Insurance expense	184	309	390
Amortization of intangible asset	137	137	137
Other employee expenses	80	81	97
Loan expense	49	67	37
Loss on other investment	—	—	5
Other	602	484	424
	$14,259	$14,438	$14,240

Provisions for Loan Losses

The Bank reversed $632 in provision for loan losses in 2016, compared to a reversal in provision of $2,257 in 2015 and $1,014 in 2014.  The allowance for loan losses as a percentage of gross loans (“AFLL Ratio”) was 1.19% at December 31, 2016, compared to 1.62% at December 31, 2015.

Management’s determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss rates, which management believes is representative of probable incurred loan losses.  Other factors considered by management include the composition of the loan portfolio, economic conditions, results of regulatory examinations, reviews of updated real estate appraisals, and the creditworthiness of the Bank’s borrowers and other qualitative factors.

Nonperforming loans decreased from $7,266 at December 31, 2015 to $2,332 at December 31, 2016.  The decrease in nonperforming loans is due to foreclosure and charge-off activity during 2016 and successful resolution of problem loan relationships.  Management has been focused on reducing the Bank’s overall level of problem assets.  Elimination of those problem assets often requires foreclosure of problem loans, resulting in some charge-off expense and the balance of the loan moving to other real estate owned.  Once the Bank has control of the collateral, it is then able to liquidate the assets.   This increased focus on eliminating problem assets contributed to the decrease in nonperforming loans during 2016.  The ratio of allowance to nonperforming loans was 161.06% at December 31, 2016, compared to 58.84% at December 31, 2015. The portion of the allowance attributable to impaired loans was $73 at December 31, 2016, a decrease of $340 from December 31, 2015.  Total impaired loans totaled $1,334 at December 31, 2016 compared to $7,964 at December 31, 2015.  Also included in impaired loans are relationships classified as troubled debt restructurings totaling $1,302.  The decrease in impaired loans was primarily due to charge-offs and transfers to other real estate.

The portion of the allowance attributable to historical and environmental factors has decreased on an absolute basis and as a percentage of gross loans during 2016.  Management’s evaluation of the allowance for loan losses, in addition to specific loan allocations, is based on volume of non-impaired loans and changes in credit quality and environmental factors.

The decrease in the AFLL Ratio was based on factors indicating improving trends in asset quality including reductions in past due loans, impaired loans, and mixed economic indicators relating to environmental factors that can bear an impact on loan losses such as economic conditions in the Bank’s market area.  Management considers the decrease in the AFLL Ratio to be directionally consistent with changes in risks associated with the loan portfolio as measured by various metrics.

The table below illustrates changes in the AFLL Ratio over the past five quarters and the changes in related risk metrics over the same periods:

Quarter Ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
AFLL Ratio	1.19%	1.15%	1.25%	1.30%	1.62%
ASC 450 allowance ratio (1)	1.17%	1.12%	1.18%	1.22%	1.53%
Specifically Impaired Loans (ASC 310 component)	$73	$92	$316	$324	$340
Historical and environmental (ASC 450-10 component)	3,684	3,376	3,408	3,382	3,935
Total allowance for loan loss	$3,757	$3,468	$3,724	$3,706	$4,275
Nonperforming loans to gross loans (2)	0.74%	0.79%	2.91%	3.11%	2.75%
Impaired loans to gross loans	0.42%	0.45%	2.59%	2.73%	3.01%
Allowance to nonperforming loans ratio	161.06%	146.02%	43.00%	41.68%	58.84%
Quarter-to-date net charge offs to average gross loans	(0.03)%	(0.02)%	(0.01)%	(0.003)%	(0.16)%

(1)	Historical and environmental component as a percentage of non-impaired loans.
(2)	Nonaccrual loans and loans past due 90 or more days still accruing interest as a percentage of gross loans.

Income Taxes

The effective income tax rates were 37.0% for 2016, (269.0)% for 2015 and 0.0% for 2014.

Due to economic condition and losses recognized between 2008 and 2011, the Company established a valuation allowance against all of its deferred tax assets.  During the fourth quarter of 2015, the Company determined that it was more likely than not that the asset can be realized through current and future taxable income.  As a result, the Company was able to reinstate all of its unrecognized deferred tax assets as of December 31, 2015.  The Company has approximately $45,950 in net operating losses for state tax purposes and $18,101 for federal tax purposes to be utilized by future earnings.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.  The Company does not expect any unrecognized tax benefits to significantly increase or decrease in the next twelve months.  It is the Company’s policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

The Company acknowledges the effort that is currently underway in the U.S. Congress to reduce the corporate tax rate.  If that effort is successful and the corporate tax rate is reduced, the Company may be required to write down the value of its net deferred tax assets with a charge to income tax expense.  At December 31, 2016, the Company had a total of $9,854 of net deferred tax assets.

Analysis of Financial Condition

Total assets at December 31, 2016 were $474,511, an increase of $4,571 or 1.0% from $469,940 at December 31, 2015.  Average assets for 2016 were $473,744, an increase of $18,791 or 4.1% from $454,953 for 2015.  The increase in total assets in 2016 is primarily due to an increase in net loans combined with an increase in cash offset by decreases in securities available for sale and other real estate owned.  Total liabilities at December 31, 2016 were $444,267, a decrease of $2,708 or 0.6% from $446,975 at December 31, 2015.  The decrease in total liabilities was primarily due to decreases in subordinated debentures offset by increases in noninterest-bearing deposits.  Total shareholder’s equity at December 31, 2016 was $30,244, an increase of $7,279 or 31.7% from $22,965 at December 31, 2015.  The increase in shareholders’ equity is primarily due to the forgiveness of Series A Preferred Stock accrued dividends combined with an increase in retained earnings as a result of the net income for 2016.

Loans

Net loans (excluding loans held for sale) were $311,726 at December 31, 2016, an increase of $51,532 or 19.8% from $260,194 at December 31, 2015.  Loans held for sale, at fair value totaled $561 at December 31, 2016, an increase of $405 or 259.6% from $156 at December 31, 2015.

The overall increase in loans was primarily due to an increase in demand for new loans for most of 2016.  The increase in loan demand is due to an uptick in the economy in the Bank’s market areas.  The most significant increases in loans were in commercial real estate, 1-4 family residential, and real estate construction segments.

Of total loans of $315,483 in the portfolio as of year-end 2016, $78,882 or 25.0% were variable rate loans, $235,007 or 74.5% were fixed rate loans, and $1,594 or 0.5% were nonaccrual.  The significant amount of fixed rate loans in the Bank’s portfolio could have a material negative impact on the Bank’s income if interest rates were to increase significantly during 2017, as those loans would not earn the same rate of interest as loans made in a higher-rate environment.

On December 31, 2016, the Company’s loan to deposit ratio (including loans held for sale at fair value and loans held for sale at net book value) was 74.5%, compared to 63.5% at December 31, 2015.  The increase in the loan to deposit ratio was due to loan growth outpacing deposit growth during the year.  Gross loans increased 19.3% to $315,483 at December 31, 2016 from $264,469 at December 31, 2015. Management expects continued growth in loan demand during 2017. If the Company’s deposit growth among core deposit customers outpaces its loan demand, the Company’s net interest margin may be adversely affected as the funds from these deposits may be invested in securities and other interest earning assets that offer lower yields than loans.

The following table presents various categories of loans contained in our loan portfolio for the periods indicated and the total amount of all loans as of the end of such period:

	2016	2015	2014	2013	2012
Real estate construction	$31,890	$21,369	$25,902	$30,138	$36,648
1-4 family residential	119,891	100,500	102,691	110,822	112,934
Commercial real estate	128,214	111,364	99,333	97,090	115,592
Other real estate secured	9,427	6,369	5,825	4,800	5,726
Commercial, financial and agricultural	19,235	18,237	15,514	23,185	27,908
Tax exempt	6,681	6,476	31	51	72
Consumer	—	4	5,641	5,474	5,707
Other	145	150	1,499	2,147	2,294
Total loans	$315,483	$264,469	$256,436	$273,707	$306,881
Allowance for loan losses	(3,757)	(4,275)	(5,171)	(8,039)	(9,767)
Total loans (net of allowance)	$311,726	$260,194	$251,265	$265,668	$297,114

The following is a presentation of an analysis of maturities of loans as of December 31, 2016:

	Due in 1	Due in 1	Due after
Loan Segments	year or less	to 5 years	5 years	Total
Real estate construction	$24,462	$5,247	$2,181	$31,890
1-4 family residential	12,395	54,152	53,344	119,891
Commercial real estate	11,577	79,010	37,627	128,214
Other real estate secured	—	9,427	—	9,427
Commercial, financial and agricultural	7,124	10,994	1,117	19,235
Tax exempt	—	—	—	—
Consumer	1,645	5,016	20	6,681
Other	—	145	—	145.00
Total	$57,203	$163,991	$94,289	$315,483

The following is a presentation of an analysis of sensitivities of loans to changes in interest rates as of December 31, 2016 for the loan types mentioned above:

Loans with predetermined interest rates	$235,007
Loans with floating, or adjustable interest rates, at floor	31,141
Loans with floating, or adjustable interest rates, not at floor	47,740
Nonaccrual loans	1,595
Total	$315,483

As market rates dropped during the economic recession, management implemented rate floors for many variable rate loans in an attempt to protect the Bank’s net interest margin.  As of December 31, 2016, $31,141 in variable rate loans have reached their floor rate.  As a result, when market rates begin to rise, loans at their floor will not reprice at higher rates until market rates rise above their contractual floor rates.  Only the loans noted above that have variable rates not at a floor rate will reprice with the first increase in market rates.  The existence of these rate floors may negatively impact our net interest margin when rates begin to rise, at least until rates rise above these floors.

Allowance for Loan Loss and Asset Quality

The allowance for loan losses was $3,757 or 1.19% of gross loans at December 31, 2016 compared to $4,275 or 1.62% of gross loans at December 31, 2015.  The decrease in the allowance was based on factors indicating improving trends in asset quality including reductions in past due loans, impaired loans, and mixed economic indicators relating to environmental factors that can bear an impact on loan losses such as economic conditions in the Bank’s market area.

Management’s determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss, which management believes is representative of probable incurred loan losses.  Other factors considered by management include the composition of the loan portfolio, economic conditions, results of internal and external loan review, regulatory examinations, reviews of updated real estate appraisals, and the creditworthiness of the Bank’s borrowers and other qualitative factors.

Between 2008 and 2012, the Bank experienced significant increases in past due loans, impaired loans, adversely classified loans and charge-offs as a result of the economic downturn.   Historically, more than half of the Bank’s loan portfolio has been secured by real estate of some form, whether residential, commercial, or development, with a significant portion of those loans being residential developments.  One of the most significant impacts of the economic downturn in the Bank’s market area was the collapse of the housing market and subsequent decline in market values for existing properties, particularly higher end properties.  Those impacts caused several of the Bank’s borrowers who had proven track records as residential and commercial developers to find themselves owning larger parcels of partially developed land with virtually no demand for finished properties. Developers became unable to service their debt causing the loans to become past due.  At the same time, the decline in activity in the housing market caused significant reductions in market values, causing collateral values for many loans to fall below the outstanding loan balance.  From 2008 to 2011, the Bank experienced increases in problem loans in virtually all segments of the loan portfolio; however, the effect of the economic downturn on the residential real estate market has been the primary cause of the majority of the Bank’s impaired loans and charge-offs over the past five years.  Foreclosures from this segment have also primarily become the reason for the elevated levels of other real estate owned by the Bank during 2013 and 2012.  The Bank’s pace of new foreclosures decreased significantly during 2015 and 2016 at the same time as the Bank was making progress toward selling properties on which the Bank had previously foreclosed or acquired through deeds in lieu of foreclosure.  This has contributed significantly to improvements in overall asset quality.

Impaired loans totaled $1,334 at December 31, 2016 compared to $7,964 at December 31, 2015, a decrease of $6,630.  This decrease is primarily a result of loans previously classified as troubled debt restructurings that have improved and are no longer classified as such.

Problem loans that are not impaired are categorized into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis is performed on a monthly basis.  The Company uses the following definitions for risk ratings:

Pass.  Loans in this category are to persons or entities with good balance sheets, acceptable liquidity, and acceptable or strong earnings.  Guarantors have reasonable or strong net worth, liquidity and earnings.  Collateral is acceptable or strong, and is at or below policy advance rates.  These borrowers have acceptable quality management if they are entities and have handled previous obligations with the Bank substantially within agreed-upon terms.  Cash flow is adequate to service long-term debt.  These entities may be minimally profitable now, with projections indicating continued profitability into the foreseeable future.  Overall, these loans are basically sound.

Watch.  Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition.  The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments.  While the Bank continues to be adequately secured, the borrower’s margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition.  Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank’s exposure.  This classification includes loans to established borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention.  Loans with potential weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank’s credit position in the future.

Substandard.  Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful.  Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values.  These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensures collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank’s portfolio.  Credit quality information related to impaired loans was presented above and is excluded from the tables below.

As of December 31, 2016, and based on the most recent analysis performed, the risk category of loans by segment of loans is as follows:

	Pass	Watch	Special Mention	Substandard	Doubtful
Real estate construction	$31,139	$243	$6	$500	$—
1-4 family residential	109,270	8,995	412	663	—
Commercial real estate	123,155	2,758	—	1,540	—
Other real estate loans	9,427	—	—	—	—
Commercial, financial and agricultural	17,527	1,309	—	390	—
Consumer	6,594	64	10	2	—
Tax exempt	—	—	—	—	—
Other loans	145	—	—	—	—
Total	$297,257	$13,369	$428	$3,095	$—

Classified loans, excluding impaired loans, totaled $16,892 at December 31, 2015 compared to $20,142 at December 31, 2015.

The following table presents information regarding impaired, nonaccrual, past due and restructured loans at the dates indicated:

	December 31,
	2016	2015	2014	2013	2012
Loans considered by management as impaired:
Number	20	28	24	40	53
Amount	$1,334	$7,964	$9,885	$26,071	$33,555
Loans accounted for on nonaccrual basis:
Number	15	12	17	18	48
Amount	$1,595	$375	$8,655	$18,152	$24,975
Accruing loans (including consumer loans) which are contractually past due 90 days or more as to principal and interest payments:
Number	—	—	—	—	—
Amount	$—	$—	$—	$—	$—
Loans defined as “troubled debt restructurings” still accruing
Number	13	24	15	21	14
Amount	$737	$6,729	$2,140	$9,014	$9,038
Other classified loans not classified as impaired	$16,892	$20,142	$40,426	$36,332	$74,177

There are no other loans which are not disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As discussed previously, management’s consideration of environmental factors impacts the amount of allowance for loan loss that is needed for classified and pass rated loans.  Below are some of the factors considered by management:

The commercial real estate market declined significantly as a result of the local and national economic recession that began during 2008 and the resulting sluggish economic conditions that remained throughout 2015; however, significant improvements were felt during 2016.  Real estate related loans, including commercial real estate loans, residential construction and residential development and 1-4 family residential loans, comprised 90.6% of the Company’s loan portfolio at December 31, 2016.  Market conditions for residential development and residential construction also saw substantial declines from 2008 through 2012 due to the effects of the recession on individual developers, contractors and builders.  In addition, the local market, particularly in Maury County, saw significantly weaker demand for residential housing during that time period.  During 2015, the market began to improve nationally and in the Bank’s local market.  Market conditions continued to improve in 2016.

Although our loan portfolio is concentrated in Middle Tennessee, management does not believe this geographic concentration presents an abnormally high risk.  At December 31, 2016 the following loan concentrations exceeded 10% of total loans:  1-4 family residential loans and commercial real estate.  Management does not believe that this loan concentration presents an abnormally high risk.  Loan concentrations are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

The following table presents information regarding loans included as nonaccrual and the gross income that would have been recorded in the period if the loans had been current.

	2016	2015	2014	2013	2012
Nonaccrual interest	$42	$396	$722	$238	$1,120

Nonperforming loans are defined as nonaccrual loans, loans still accruing but past due 90 days or more, and troubled debt restructured loans still accruing.  The following table presents information regarding nonperforming loans at the dates indicated:

	2016	2015	2014	2013	2012
Loans secured by real estate	$2,313	$7,011	$9,436	$23,516	$31,521
Commercial, financial and agricultural	7	233	—	1,785	627
Consumer	12	22	7	12	12
Other	—	—	1,351	1,853	1,853
Total	$2,332	$7,266	$10,794	$27,166	$34,013

Management classifies commercial and commercial real estate loans as nonaccrual loans when principal or interest is past due 90 days or more and the loan is not adequately collateralized.  Loans also are classified as nonaccrual when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation and the loan is not in the process of collection.  Nonaccrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.  Loans are categorized as restructured if the original interest rate, repayment terms, or both were modified due to deterioration in the financial condition of the borrower.

Summary of Loan Loss Experience

An analysis of our loss experience is presented in the following table for each of the periods ended December 31, as well as a breakdown of the allowance for loan losses:

	2016	2015	2014	2013	2012
Balance at beginning of period	$4,275	$5,171	$8,039	$9,767	$19,546
Charge-offs:
Real estate construction	—	—	(103)	—	(3,139)
1-4 family residential	(5)	(246)	(341)	(759)	(1,317)
Commercial real estate	—	—	(25)	(639)	(2,390)
Other real estate loans	—	—	—	—	—
Commercial, financial and agricultural	—	(25)	(489)	(600)	(652)
Consumer	—	(6)	(1)	(5)	(115)
Tax exempt	—	—	—	—	—
Other loans	(37)	(45)	(1,102)	(51)	(5,896)
	(42)	(322)	(2,061)	(2,054)	(13,509)
Recoveries:
Real estate construction	3	128	44	21	36
1-4 family residential	41	161	31	73	281
Commercial real estate	11	620	30	38	77
Other real estate loans	—	—	—	—	—
Commercial, financial and agricultural	9	259	51	111	51
Consumer	8	5	9	8	7
Tax exempt	—	—	—	—	—
Other loans	84	510	42	30	25
	156	1,683	207	281	477
Net (charge-offs) recoveries	114	1,361	(1,854)	(1,773)	(13,032)
Transfer due to branch sale	—	—	—	—	553
Provision for loan losses	(632)	(2,257)	(1,014)	45	2,700
Balance at year-end	$3,757	$4,275	$5,171	$8,039	$9,767
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	(0.04)%	(0.52)%	0.35%	0.61%	3.42%
Ratio of nonperforming loans to gross loans	0.74%	2.75%	4.21%	9.93%	11.08%
Ratio of impaired loans to gross loans	0.42%	3.01%	3.85%	9.53%	10.93%
Ratio of allowance for loan losses to total loans	1.19%	1.62%	2.02%	2.94%	3.18%

At December 31st of each period presented below, the allowance was allocated as follows:

	2016	2015	2014	2013	2012
Real estate construction	$861	$873	$892	$1,249	$1,938
1-4 family residential	1,809	1,679	2,332	3,235	4,133
Commercial real estate	607	720	994	1,273	1,227
Other real estate loans	5	12	22	33	226
Commercial, financial and agricultural	460	588	399	704	994
Consumer	15	17	22	24	14
Tax exempt	—	—	—	—	—
Other loans	—	—	—	929	658
Unallocated	—	386	510	592	577
Total	$3,757	$4,275	$5,171	$8,039	$9,767

At December 31st of each period presented below, loan balances by category as a percentage of gross loans were as follows:

	2016	2015	2014	2013	2012
Real estate construction	10.1%	8.1%	10.1%	11.0%	11.9%
1-4 family residential	38.0%	38.0%	40.1%	40.4%	36.8%
Commercial real estate	40.6%	42.1%	38.7%	35.5%	37.7%
Other real estate secured loans	3.0%	2.4%	2.3%	1.8%	1.9%
Commercial, financial and agricultural	6.1%	6.9%	6.0%	8.5%	9.1%
Consumer	2.1%	2.4%	2.2%	2.0%	1.9%
Tax exempt	0.0%	0.0%	0.0%	0.0%	0.0%
Other loans	0.1%	0.1%	0.6%	0.8%	0.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Time Deposits in Other Financial Institutions

Time deposits in other financial institutions totaled $24,797 at December 31, 2016 compared to $24,305 at December 31, 2015. Management has begun utilizing time deposits in other financial institutions in conjunction with the Bank’s securities portfolio in order to maximize yield and maintain a reasonable total duration for the Bank’s assets outside of the loan portfolio. Original maturities of time deposits in other financial institutions range from ten months to five years. Most of the CDs with maturities beyond three years are callable with minimal early withdrawal penalties. All of the deposits are in FDIC or National Credit Union Administration insured institutions and the amount on deposit with each individual institution does not exceed the deposit insurance limit of $250. As of December 31, 2016, time deposits in other financial institutions had a weighted average rate of 1.458% and a weighted average remaining life of 0.116 years.

Securities

At December 31, 2016, securities available-for-sale totaled $69,207, a decrease of $49,617 or 41.8% from $118,824 at year-end 2015.  The Company’s securities portfolio represents 14.6% of total assets at December 31, 2016 compared to 25.3% at December 31, 2015.  The decrease in securities available for sale between December 31, 2015 and December 31, 2016 is the result of loan growth outpacing deposit growth in 2016.  All of the Company’s securities are classified as available for sale.  The Company’s investment portfolio is used to provide interest income and liquidity and for pledging purposes to secure public fund deposits.

Net unrealized losses in the securities portfolio at December 31, 2016 were $2,041 compared to a net unrealized loss of $418 at December 31, 2015.  The decrease in market value is primarily due to changes in interest rates during 2016.

Unrealized losses on the Bank’s securities have not been recognized into income because the securities are of high credit quality, management does not have the intent to sell and it is not more likely than not the Bank will be required to sell the investment before its anticipated recovery, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis and the Bank’s investment committee makes such an evaluation on an annual basis.  These evaluations are made more frequently when economic or market concerns warrant such evaluation.  Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the Company’s intent to sell, or whether it is more likely than not that it will be required to sell the security before its anticipated recovery in fair value.  In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

At year-end 2016, the Company’s portfolio consisted of 42 securities, 38 of which were in an unrealized loss position, compared to a total of 94 securities, 50 of which were in an unrealized loss position at December 31, 2015.  In the event that the Company were to sell securities for liquidity purposes, management believes there are sufficient holdings not in an unrealized loss position that could be sold, so that the Company would not be forced to sell the securities reporting an unrealized loss.  The Company is further limited in the amount of securities that can be sold due to pledging requirements for Bank liabilities.  Management considers security holdings in excess of our pledging requirement to be available for liquidity purposes.   Sale of such holdings would not impair our ability to hold the securities reporting an unrealized loss until the loss is recovered or until maturity.

The Company did not hold securities of any one issuer, other than U.S. Government sponsored entities, with a face amount greater than 10% of shareholders’ equity as of December 31, 2016 or 2015.

The carrying value of securities at December 31 is summarized as follows:

	December 31, 2016		December 31, 2015
	Amount	% of Total	Amount	% of Total
Mortgage-backed securities	$67,899	98.1%	$116,094	97.7%
State and municipals	1,308	1.9%	2,730	2.3%
Total	$69,207	100.0%	$118,824	100.0%

	December 31, 2014
	Amount	% of Total
U.S. Government sponsored entities	$15,352	16.8%
Mortgage-backed securities	74,014	80.9%
State and municipals	2,074	2.3%
Total	$81,926	100.0%

The Company sold all of its U.S. Government sponsored entities securities during 2015 with the proceeds being reinvested in mortgage-backed securities. The Company realized $10 in gains from the sale of the U.S. Government sponsored entities securities.  The repositioning of the portfolio should reduce the impact of a rising rate environment on the market value of the portfolio.  Rising rates could also lead to some extension of duration in the mortgage-backed securities portfolio, but that extension is expected to be less than the total duration of the U.S. Government sponsored entities securities that were sold.

The following table presents the carrying value by maturity distribution of the investment portfolio, along with weighted average yields thereon, as of December 31, 2016:

	Within	1-5	5-10	Beyond
	1 Year	Years	Years	10 Years	Total
State and municipals	$—	$506	$802	$—	$1,308
Total debt securities	$—	$506	$802	$—	$1,308
Weighted average yield(tax equivalent)	—	1.792%	3.347%	—	3.019%
Mortgage-backed securities- residential					$67,899
Weighted average yield					1.895%

Premises and Equipment

Premises and equipment totaled $11,378 at December 31, 2016, a decrease of $295 or 1.03% from $11,673 at December 31, 2015.  The decrease is primarily due to normal depreciation that occurred during the year.

Rent expense was $69 in both 2016 and 2015.

Other Real Estate Owned

At December 31, 2016, OREO totaled $4,697, a decrease of $3,131 from $7,828 at December 31, 2015.  The balance of OREO is comprised of properties acquired through or by deed in lieu of foreclosure on real estate loans, property acquired by the Company for future Bank branch locations that is no longer intended for that purpose and is currently held for sale, and loans made to facilitate the sale of OREO that are required to be reported as OREO (“FAS 66 Loans”). The balances recorded for each individual property are based on appraisals that are not more than twelve months old, discounted by an additional 15%.  The additional 15% discount was adopted by the Company beginning in the third quarter of 2010 based on an analysis of actual recoveries of OREO balances, including selling costs.  Based on that analysis, the Company recorded a valuation allowance of $346 (recognized through OREO expense) in the third quarter of 2010.  In addition, the Company began applying the additional 15% discount in its determination of specific reserves for impaired loans that are collateral dependent.  As a result, the majority of the financial loss incurred by the Company as a result of the 15% discount has been recognized through loan charge-offs and the provision for loan losses at the time the property is transferred to OREO, with the foreclosed property being transferred into OREO at the discounted value. The Company annually updates its analysis regarding the additional 15% discount.  Should such updates indicate that a change in the 15% discount is warranted, the Company would implement the change accordingly and that change would be applied to all properties that are subsequently moved into OREO.  Additional write-downs of individual properties typically occur when the results of updated appraisals and further application of the 15% discount on the value reflected in the updated appraisal indicates that the value of the respective property has declined.  The Company obtains updated appraisals for OREO properties at least annually.  These write-downs are recognized in the quarterly period in which the appraisal is accepted by the Company.

The Company actively markets the properties within its OREO portfolio utilizing both Bank personnel and third parties (brokers, agents, etc.).  All OREO properties are classified into one of four categories: rental properties, non-rental properties, auction properties, and land.  Rental properties consist of any property that can be leased or rented in order to produce income for the Company while the Company is pursuing the sale of the property.  Non-rental properties consist of improved real estate that the Company’s management has concluded would not be attractive to a renter or that management believes will be most efficiently sold unoccupied.  Auction properties are typically properties of lower value that the Company is willing to accept the risk of an auction in order to sell.  These properties are typically auctioned off within six to twelve months of the property being transferred into OREO; however, circumstances related to a particular property may warrant holding the property for a longer period.  Auction properties are typically auctioned off in absolute auctions with no minimum reserves.  Land generally consists of unimproved raw land, though some properties may have some infrastructure work completed for housing development.  Properties within the land category of OREO are typically held for longer periods of time than other OREO properties as the marketing of these properties, particularly large parcels, often extends for over six months.

The following table shows a breakdown of the OREO portfolio by category as of the end of the periods indicated:

	December 31, 2016		September 30, 2016		June 30, 2016		March 31, 2016		December 31, 2015
Rental	$1,568	33.4%	$2,839	58.1%	$1,840	36.4%	$1,840	32.4%	$3,984	51%
Non-rental	290	6.2%	290	5.9%	314	6.2%	941	16.6%	941	12%
Land	2,839	60.4%	1,759	36.0%	2,903	57.4%	2,903	51.1%	2,903	37%
Total	$4,697	100.0%	$4,888	100.0%	$5,057	100.0%	$5,684	100.0%	$7,828	100.0%

The Company makes every effort to sell OREO as quickly as feasible while still recovering as much of the original investment as possible.  Management also considers the cost associated with holding individual properties in determining how aggressively it markets an individual property.  The Company’s OREO that is classified as rental properties generally consists of 1-4 family properties, though some are commercial real estate.  Rental income generated by this group has typically exceeded the holding costs of the respective properties.  The majority of the rental properties are listed for sale with real estate agents; however properties in this group are not the primary focus of management’s marketing efforts given the income producing nature of the property.  The Company’s OREO that is classified as auction properties are marketed aggressively with dates set for auctions and most auction properties being allowed to sell without a reserve price.  The Company’s other OREO properties are being marketed, though there is no definite date as to when they may be expected to be sold.

The following table provides activity within the OREO portfolio in terms of individual parcels for the years ended on the dates indicated:

	Rental	Non-rental	Auction	Land
December 31, 2016
Foreclosures	—	—	—	—
Sales	8	1	—	—
Weighted average age of properties held at period end (months)	59.0	50.1	—	64.4
December 31, 2015
Foreclosures	1	2	—	1
Sales	6	5	—	6
Weighted average age of properties held at period end (months)	46.0	32.2	—	52.3

The following table sets forth information related to the largest five OREO properties held by the Company as of December 31, 2016:

Property Description	Original loan classification	Original Loan Amount		Charge-off prior to transfer into OREO	Write- down after transfer into OREO	Carrying Balance
Unimproved land	Real estate construction	$5,000		$905	$801	$1,828
Unimproved land	Real estate construction	1,134		402	—	799
Mini storage facility	Commercial real estate	3,934	(1)	—	82	782
Commercial property	Commercial real estate	3,934	(1)	—	145	323
Commercial property	Commercial real estate	731		157	99	315

(1)	These two properties were pledged as collateral for the same loan relationship.

The following table sets forth information related to the largest five OREO properties held by the Company as of December 31, 2015:

Property Description	Original loan classification	Original Loan Amount		Charge-off prior to transfer into OREO	Write- down after transfer into OREO	Carrying Balance
Unimproved land	Real estate construction	$5,000		$905	$801	$1,828
Unimproved land	Real estate construction	1,134		402	—	799
Mini storage facility	Commercial real estate	3,934	(1)	—	82	782
Unimproved land	Real estate construction	3,934	(1)	—	203	644
Mixed Use Commercial Property	Commercial real estate	731		—	104	627

(1)	These two properties were pledged as collateral for the same loan relationship.

Each of the OREO properties identified in the December 31, 2016 table above is listed with a real estate agent and is also listed as available for sale on the Bank’s website. The two properties classified as unimproved land were, at the time the loans were made, intended to be developed. The property carried at $1,828 is commercial property located in an area that remains significantly and negatively impacted by the downturn in the real estate market. The sale of a portion of this property closed subsequent to year-end and is no longer held on our books.  The remaining balance of the property is currently under contract; however, there is a lengthy due diligence period and the sale of the property may not ultimately be consummated. If so, the Company will continue to actively market the property. The property carried at $799 is located in a residential area that was also negatively impacted by the downturn in the economy. Although there are some positive indicators of improvements in the local market where the property is located, management believes it will likely require a significant amount of time to sell the property and will continue to market the property. The commercial real estate property carried at $782 consists of income producing rental property that is being managed by a third party property manager on behalf of the Company.  The Company continues to market the rental property, but because of the income producing nature of the property, it is likely that management will resist selling the property in the near term for less than the current carrying value of the property.  The commercial real estate property carried at $323 consists of income producing rental property that is currently under a purchase contract and is expected to close in the first quarter of 2017.  The commercial property carried at $315 is a commercial/industrial building in an area that was also negatively impacted by the downturn of the economy.  Due to the deteriorated condition of the property, limited demand, and potential environmental risk, management believes it will likely require a significant amount of time to sell the property.

Deposits

The following table sets forth the composition of deposits at December 31:

	2016		2015
	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand accounts	$78,813	18.6%	$71,875	17.2%
Interest-bearing demand accounts	145,824	34.4%	141,129	33.9%
Savings accounts	34,306	8.1%	31,255	7.5%
Time deposits greater than $100	82,292	19.5%	85,620	20.5%
Other time deposits	82,172	19.4%	86,835	20.8%
Total	$423,407	100.0%	$416,714	100.0%

A significant percentage of our deposits continue to be in time deposits, though there was a decrease of $7,991 in total time deposits during 2016.  The decrease in time deposits is primarily due to a general market shift away from time deposits toward demand deposits as rates on time deposits continue to be comparable to rates for interest-bearing demand accounts.  Wholesale funding sources are any deposits that are attained through means other than direct customer contact.  Wholesale funding sources utilized by the Bank include brokered CDs and national market time deposits.

The following table shows the breakdown of time deposits at December 31, 2016 and 2015:

	December 31
	2016	2015
Personal CDs	$112,560	$119,979
Non-Personal CDs	8,981	8,337
Public Funds CDs	16,512	14,951
National market time deposits	3,720	5,855
Brokered CDs	1,392	1,392
IRAs	21,299	21,941
Total	$164,464	$172,455

The following table sets forth all time deposits greater than $100 broken down by remaining maturity at December 31, 2014:

Less than three months	$17,110
Three months through twelve months	44,867
One year through three years	18,579
More than three years	1,736
Total	$82,292

The total of wholesale funding sources at December 31, 2016 was $5,112, a decrease of $2,135 from $7,247 at December 31, 2015.  The average rate paid for national market time deposits in 2016 was 1.04% compared to 0.96% in 2015.   The increase in average rate paid on national market time deposits was primarily due to the maturing of twelve month national market time deposits during 2016 with the remaining longer-term deposits bearing higher rates.

The Bank has policies in place to ensure that total wholesale funding is maintained at a reasonable level.  With the removal of its formal regulatory agreement, the Bank is no longer under any additional restrictions regarding the use of wholesale funding.  Management believes that wholesale funding can be a viable source of funds and plans to use this source going forward to the extent that loan demand outpaces the growth in the Bank’s core deposits and available for sale investment securities are not liquidated to fund loan growth, but management intends to utilize a measured and planned approach regarding wholesale funding that should not significantly impact cost of funds or overall liquidity risk.

At December 31, 2016, we had $148,573 in time deposits maturing within two years.  Time deposits maturing within one year of December 31, 2016 were $127,861, or 78.0% of total time deposits.  If we are not able to retain these deposits at maturity, or attract additional deposits at comparable rates, we may be required to seek higher cost deposits or other funding sources to replace these deposits which could negatively impact our net interest margin.  The weighted average cost of all deposit accounts was 0.48% in 2016 compared to 0.49% in 2015.  The weighted average rate on time deposits was 0.86% in 2016, compared to 0.82% in 2015.  Management intends to continue seeking some longer term time deposits in an effort to take advantage of the current low interest rate environment.  These efforts, if successful, are expected to reduce interest rate risk and expand our net interest margin.

The following tables present, at December 31 for each of the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

	2016		2015		2014
		Average		Average		Average
	Average	Rate	Average	Rate	Average	Rate
	Amount	Paid	Amount	Paid	Amount	Paid
Noninterest-bearing demand deposits	$77,302	n/a	$67,110	n/a	$58,446	n/a
Interest-bearing demand accounts	141,530	0.37%	131,763	0.38%	126,646	0.41%
Savings deposits	32,912	0.10%	28,592	0.10%	26,397	0.10%
Time deposits $100 and over	81,354	0.94%	87,439	0.90%	87,777	0.93%
Other time deposits	84,484	0.79%	91,613	0.75%	104,005	0.79%

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2016:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Operating leases	$15	$2	$—	$—	$17
Time deposits	127,861	27,284	9,319	—	164,464
Other borrowings	500	1,074	2,426	—	4,000
Long term borrowings (1)	—	—	—	13,000	13,000
Total	$128,376	$28,360	$11,745	$13,000	$181,481

(1)

Due to the uncertainty of future interest rates on borrowings under the Company’s subordinated debentures, future interest payments on such obligations are not included in the above table.  At December 31, 2015, the Company had issued subordinated debentures of approximately $13,000 outstanding.  During the year ended December 31, 2016, the interest rate on the subordinated debentures issued in 2002, 2005 and 2007, ranged from 4.00% to 4.25%, 2.01% to 2.46% and 3.51% to 3.96%, respectively.  During the year ended December 31, 2016, the Company accrued interest expense of $120, $112 and $565, respectively, on its subordinated debentures issued in 2002, 2005 and 2007.

Subordinated Debentures and Holding Company Debt

In 2002, the Company issued $3,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a private offering of trust preferred securities.  The securities mature on December 31, 2032; however, the Company can currently repay the securities at any time without penalty, subject to approval from the FRB.  The interest rate on the subordinated debentures as of December 31, 2016 was 4.25%.  The subordinated debentures bear interest at a floating rate equal to the New York Prime rate plus 50 bps.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods.  These debentures are presented in liabilities on the balance sheet but count as Tier 1 capital for regulatory capital purposes, subject to certain limitations on the amount of these securities that may be counted as Tier 1 capital.  Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities.  Certain of the Company’s principal officers, directors, and their affiliates owned $700 of the $3,000 subordinated debentures at year-end 2016 and 2015.  The proceeds from this offering were utilized to increase the Bank’s capital.

In 2005, the Company issued $5,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities.  These securities mature on September 15, 2035, however, the Company can currently repay the securities at any time without penalty, subject to approval from the FRB.  The interest rate on the subordinated debentures as of December 31, 2016 was 2.463%.  The subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 1.50%.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods.    These debentures are presented in liabilities on the balance sheet but count as Tier 1 capital for regulatory purposes, subject to certain limitations on the amount of these securities that may be counted as Tier 1 capital.  There was no debt issuance cost in obtaining the subordinated debentures.  The proceeds from the pooled offering were used to increase the Bank’s capital.

In 2007, the Company issued $15,000 of redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities.  These subordinated debentures mature in 2037; however, the Company can currently repay the securities at any time subject to approval from the FRB.  The interest rate on the subordinated debentures was 7.96% until December 15, 2012, and thereafter the subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 3.0%.  As of December 31, 2016, the interest rate was 3.963%.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet but $6,170 of the debentures count as Tier 1 capital and the remaining $8,830 is considered as Tier 2 capital for regulatory purposes.  There was no debt issuance cost in obtaining the subordinated debentures.  The proceeds were used to help fund the acquisition of First National.

On December 20, 2016, a wholly-owned subsidiary of the Company acquired $10.0 million in face amount of trust preferred capital securities issued by Community First Statutory Trust III in 2007 for a purchase price of approximately $7.5 million.  These capital securities were purchased from an unaffiliated investor and remain outstanding; however, the securities and the underlying subordinated debentures are eliminated in the Company’s consolidated financial statements, resulting in a gain of $2,500 included in the Consolidated Statements of Operations and Comprehensive Income as gain on acquisition of subordinated debentures.

The portion of the subordinated debentures qualifying as Tier 1 capital is limited to 25% of total Tier 1 capital.  Subordinated debentures in excess of the Tier 1 capital limitation generally qualify as Tier 2 capital.  Under the Dodd-Frank Act and the federal regulations issued implementing Basel III, these subordinated debentures will, subject to the limitations described in the preceding sentence, continue to qualify as Tier 1 capital.

Distributions on the subordinated debentures are payable quarterly.  As of December 31, 2016, the Company is current on all interest payments due under the debentures and is not subject to the restrictions outlined in this paragraph.

In December 2016, we entered into a loan agreement with an unaffiliated commercial bank pursuant to which we borrowed $4.0 million. Borrowings under the loan agreement bear interest at a fixed rate of 4% per annum, with the unpaid principal balance and interest thereon payable over five years in equal quarterly installments of $121,822.39 beginning on April 1, 2017 and continuing for eighteen quarters thereafter, with the final payment consisting of the entire remaining unpaid principal balance and all accrued and unpaid interest through such date due on December 14, 2021. We secured the borrowings under this loan agreement with a pledge of 100% of the stock of the Bank.  The rights of the lender are senior to those of the holders of our Common Stock and our subordinated debentures.  In the event that we default on the loan, the lender could foreclose on the loan and acquire the Bank.

LIQUIDITY

Our liquidity, primarily represented by cash and cash equivalents, is a result of our operating, investing and financing activities.  These activities are summarized below for the three years ended December 31:

	2016	2015	2014
Net income	$3,992	$17,407	$2,407
Adjustments to reconcile net income to net cash from operating activities	(151)	(16,453)	3,354
Net cash from operating activities	3,841	954	5,761
Net cash used in investing activities	(1,431)	(33,563)	(7,090)
Net cash used in financing activities	3,137	13,740	(9,451)
Net change in cash and cash equivalents	5,547	(18,869)	(10,780)
Cash and cash equivalents at beginning of period	19,387	38,256	49,036
Cash and cash equivalents at end of period	$24,934	$19,387	$38,256

The significant adjustments to reconcile net income to net cash from operating activities in 2016 were mortgage loans originated for sale of $7,521 and utilization of our deferred tax asset offset by proceeds from sale of mortgage loans of $7,323 and a gain on repurchase of our subordinated debentures of $2,500.  The significant components of investing activities in 2016 were total securities purchases of $22,463; sale of securities of $53,603; maturities, prepayments and calls of securities of $14,863; net increase in loans of $50,900; proceeds from sale of other real estate owned of $2,885; and increase in time deposits in other financial institutions of $492.  The most significant component of financing activities in 2016 was the increase in deposits of $6,693 and proceeds from other borrowed money of $4,000, offset by $7,500 used by one of our wholly-owned subsidiaries in the acquisition of our subordinated debentures.

The significant adjustments to reconcile net income to net cash from operating activities in 2015 were the reinstatement of our deferred tax assets of $12,755, decrease in accrued interest payable of $4,487, mortgage loans originated for sale of $3,192 and reversal of provision of loan losses of $2,257 offset by proceeds from sale of mortgage loans of $3,475, net collected loan recoveries of $1,361 and net write-downs and losses on sale of other real estate of $1,085.  The significant components of investing activities in 2015 were total securities purchases of $67,322; sale of securities of $23,000; maturities, prepayments and calls of securities of $15,420; net increase in loans of $6,919; proceeds from sale of other real estate owned of $4,857; and increase in time deposits in other financial institutions of $2,128.   The most significant component of financing activities in 2015 was the increase in deposits of $18,634, offset by the redemption of all of the outstanding shares of Series B Preferred Stock and 5,901 shares of Series A Preferred Stock of $4,431 and dividends paid on preferred shares of $484.

The significant adjustments to reconcile net income to net cash from operating activities in 2014 were proceeds from sale of mortgage loans of $3,245, net write-downs and losses on sale of other real estate of $799, increase in accrued interest payable of $634, and depreciation of premises and equipment of $551 offset by reversal of provision of loan losses of $1,014 and mortgage loans originated for sale of $3,269.  The significant components of investing activities in 2014 were total securities purchases of $50,233; sale of securities of $34,427; increase in time deposits in other financial institutions of $15,677; net decrease in loans of $14,085; maturities, prepayments and calls of securities of $12,027; and proceeds from sale of other real estate owned of $4,629.   The most significant component of financing activities in 2014 was the decrease in deposits of $9,452, which was principally the result of management’s then efforts to reduce the Bank’s reliance on wholesale funds.

Liquidity refers to our ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses.  As summarized in the statement of cash flows, our main sources of cash flow are receipts of deposits from our customers and, to a lesser extent, repayment of loan principal and interest income on loans and securities.

The primary uses of cash are lending to the Company’s borrowers and investing in securities and short-term interest earning assets. In 2016, the Company liquidated a portion of our securities available for sale portfolio to fund our loan growth.  In 2015, increased deposits helped fund the increased loan demand.  In 2014, loan repayments were greater than demand for new loans, which provided additional liquidity to pay off outstanding liabilities such as federal funds purchased, FHLB advances, wholesale deposits and other borrowed money.

We consider our liquidity sufficient to meet our outstanding short and long-term needs.  We expect to be able to fund or refinance, on a timely basis, our material commitments and long-term liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Bank commits to extensions of credit and issues letters of credit. We use the same credit policies in making commitments to lend funds and conditional obligations as it does for other credit products. In the event of nonperformance by the customer, the Company’s exposure to credit loss is represented by the contractual amount of the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established by the contract. Since some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  At December 31, 2016, we had unfunded loan commitments outstanding of $31,242 and unfunded letters of credit of $1,487.  If we needed to fund these outstanding commitments, we have the ability to liquidate time deposits in other financial institutions or securities available for sale or on a short-term basis to borrow and purchase federal funds from other financial institutions.  Additionally, we could sell participations in these or other loans to correspondent banks.

CAPITAL RESOURCES

Our total shareholders’ equity at December 31, 2016 was $30,244 compared to $22,965 at December 31, 2015, and $10,886 at December 31, 2014.  This increase in the year ended December 31, 2016 was primarily due to forgiveness of preferred stock dividends combined with net income in 2016.

As of December 31, 2016, the Bank’s capital levels were above those levels necessary to be considered “well capitalized” under the regulatory framework for prompt corrective action.  Our consolidated total capital to risk-weighted assets ratios for year-end 2016 and 2015 were 14.52% and 11.91%, respectively.  Our consolidated Tier 1 to risk-weighted assets ratios were 8.33% and 7.09% at year-end 2016 and 2015, respectively.  Also, our Tier 1 to average assets ratios were 5.90% and 4.82% at year-end 2016 and 2015, respectively.  The Company’s capital levels were also above those levels necessary to be “well capitalized” under applicable regulations as of December 31, 2016.

In late 2010, the Basel Committee on Banking Supervision issued “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems”, a new capital framework for banks and bank holding companies. Basel III imposes a stricter definition of capital, with more focus on common equity for those banks to which it is applicable. In July 2013, the federal bank regulatory agencies, including the Federal Reserve and the FDIC, adopted final rules that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in Basel III and certain provisions of the Dodd-Frank Act. The rules, which became effective January 1, 2015, apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500,000 (subsequently increased to $1,000,000) or more or that have a material amount of debt or equity securities registered with the SEC regardless of size, and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rules established a new common equity Tier 1 minimum capital requirement of 4.5%, a minimum Tier 1 risk-based capital requirement of 6% (up from 4%), a total risk-based capital requirement of 8% and a Tier 1 leverage capital requirement of 4%.  In addition, the new rules assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status.  In order to be considered “well-capitalized”, the Bank must maintain at least the following minimum capital ratios: common equity Tier 1 capital of 6.5%; tier 1 risked-based capital of 8% (up from 6%); total risk-based capital of 10%; and tier 1 leverage capital of 5%.  The rules limit a banking organization’s capital distributions and certain discretionary bonus payments as well as a banking organization’s ability to repurchase its own shares if the banking organization does not hold a “capital conservation buffer” consisting of an additional 2.5% of capital (when the buffer is fully phased in) in addition to the amount necessary to meet its minimum risk-based capital requirements. As a result, when fully phased in, the capital requirements, inclusive of the capital conservation buffer, would be a Tier 1 leverage ratio of 4%, a Tier 1 common risk-based equity capital ratio of 7%, a Tier 1 equity risk-based capital ratio of 8.5% and a total risk-based capital ratio of 10.5%.  Beginning on January 1, 2016, 0.625% of the capital conservation buffer had been phased in. An additional 0.625% was phased in effective January 1, 2017.  Under the new rules Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings, limited amounts of minority interest in the form of additional Tier 1 capital instruments and non-cumulative preferred stock and related surplus, subject to certain eligibility standards, less goodwill and other specified intangible assets and other regulatory deductions, cumulative preferred stock and trust preferred securities (including associated subordinated debentures) issued after May 19, 2010 will no longer qualify as Tier 1 capital, but such securities issued prior to May 19, 2010 (like our subordinated debentures) including, in the case of bank holding companies with less than $15,000,000 in total assets, trust preferred securities issued prior to that date will continue to count as Tier 1 capital subject to certain quantitative limitations.  Common equity Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings plus limited amounts of minority interest in the form of common stock, less goodwill and other specified intangible assets and other regulatory deductions.  The final rules allow banks and their holding companies with less than $250,000,000 in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in Accumulated Other Comprehensive Income.  We and the Bank have opted out.

During the fourth quarter of 2015, the Company and Bank received permission for the Bank to pay dividends to the Company sufficient to allow it to redeem certain holders of the Company’s Series A Preferred Stock and fully redeem the Series B Preferred Stock.  On December 23, 2015, the Company entered into redemption agreements with certain of the holders of the Series A Preferred Stock who collectively held 5,901 shares of the Series A Preferred Stock.  The Company agreed to pay $600 per share to redeem the shares.  The shares were redeemed on December 31, 2015.  Upon redemption, $2,360 of the Company’s equity that was attributable to the redeemed shares of Series A Preferred Stock was transferred to common equity as a result of the cash redemption amount being less than the face value of the redeemed shares.  Due to the restrictions on the Company’s ability to pay dividends, a total of $2,114 of dividends had been accrued as of the redemption date for the 5,901 shares that were redeemed.  Upon redemption, the accrued dividends were reversed, which increased the Company’s retained earnings.

On December 31, 2015, the Company also redeemed all of its Series B Preferred Stock for full face value and accrued dividends.  The Company paid a total of $1,374 for the redemption of the Series B Preferred Stock.

As a result of these redemptions, at December 31, 2015 the Company had accumulated $4,265 in deferred dividends on the 11,905 shares of the Series A Preferred Stock that were not at that date redeemed.  As a result of the Charter Amendments, these deferred dividends were reversed in the first quarter of 2016, resulting in an increase of a like amount to the Company’s retained earnings.

Additionally, because the Company had, until December 2015, deferred the payment of interest on its subordinated debentures, Properties was also prohibited from paying dividends on its issued and outstanding preferred stock and common stock until such time as the Company is current on the payment of interest on its subordinated debt.  On December 31, 2015, Properties paid $778 to the holders of its outstanding preferred stock inclusive of $562 paid to the Bank.  The payment was for accrued but unpaid dividends on the preferred stock and also fully redeemed the shares at face value.  As of December 31, 2016, Properties had no shares of preferred stock outstanding.

On April 26, 2016, the Company entered into the Conversion Agreement with each of the then holders of the remaining outstanding shares of Series A Preferred Stock pursuant to which the shares of Series A Preferred Stock were converted into shares of the Company’s Common Stock. Pursuant to the Conversion Agreement, each share of the Series A Preferred Stock, including those shares held by the Company’s directors and executive officers, was converted into 136.84 shares of the Company’s Common Stock on June 30, 2016, representing an effective conversion price for each share of Common Stock of $4.75. The total number of shares of Common Stock issued in connection with the transaction contemplated by the Conversion Agreement was 1,629,097. As a result of the conversion of the Series A Preferred Stock to Common Stock the Company recorded a reduction of $7,738 to preferred stock with a corresponding increase to common equity.

On September 27, 2016, we issued 40,528 shares of our common stock pursuant to a rights offering for gross proceeds of approximately $193. We used the net proceeds from this offering for general corporate purposes.

As of December 31, 2016, the Company had total consolidated equity of $30,244.  As a result of converting the outstanding face value of the Company’s preferred stock to common stock, the entire equity balance is attributable to common stock.   As a result, the Company’s Tier 1 common equity ratio as of December 31, 2016 was 7.42% as of December 31, 2016.

At December 31, 2016 and December 31, 2015, the Bank’s and the Company’s risk-based capital ratios and the minimums to be considered well-capitalized under applicable regulatory provisions and the ratios required by the Consent Order were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Regulatory Provisions
2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Community First Bank & Trust	$45,424	13.79%	$26,359	8.00%	$32,948	10.00%
Consolidated	48,266	14.52%	26,593	8.00%	33,241	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$14,827	4.50%	$21,416	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$19,769	6.00%	$26,359	8.00%
Consolidated	27,680	8.33%	13,296	4.00%	19,945	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$41,667	8.91%	$18,704	4.00%	$23,380	5.00%
Consolidated	27,680	5.90%	18,779	4.00%	N/A	N/A
2015
Total Capital to risk weighted assets
Community First Bank & Trust	$44,057	14.35%	$24,559	8.00%	$30,699	10.00%
Consolidated	36,896	11.91%	24,779	8.00%	30,974	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$40,159	12.89%	$14,015	4.50%	$20,245	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$40,159	13.08%	$12,280	4.00%	$18,419	6.00%
Consolidated	21,963	7.09%	12,389	4.00%	18,584	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$40,159	8.79%	$18,274	4.00%	$22,843	5.00%
Consolidated	21,963	4.82%	18,242	4.00%	N/A	N/A

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity, the ratio of average equity to average assets and the dividend payout ratio for the periods indicated are as follows:

	2016	2015	2014
Return on average assets	0.84%	3.83%	0.54%
Return on average equity	14.26%	141.58%	24.29%
Average equity to average assets ratio	5.92%	2.70%	2.22%
Common stock dividend payout ratio	n/a	n/a	n/a

FOR THE THREE - AND SIX - MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

FINANCIAL CONDITION

At June 30, 2017, total assets were $479,637 and total liabilities were $447,030 for an increase in assets of $5,126 or 1.1% compared to $474,511 at December 31, 2016 and an increase in liabilities of $2,763 or 0.6%, compared to $444,267 at December 31, 2016.  The increase in assets was caused primarily by increases in cash and cash equivalents and securities available for sale and offset in part by decreases in net loans and other real estate owned.  The increase in liabilities was caused primarily by increases in noninterest-bearing and interest-bearing deposits and offset in part by a decrease in other borrowed money.  Total shareholders’ equity increased $2,363, or 7.8%, to $32,607 at June 30, 2017 compared to $30,244 at December 31, 2016.  The increase in equity was primarily due to net income during the first six months of 2017.

Cash and Cash Equivalents

Cash and cash equivalents were $39,161 at June 30, 2017 compared to $24,934 at December 31, 2016.  This increase was primarily due to proceeds from the payoff and paydown of loans.

Time Deposits in Other Financial Institutions

Time deposits in other financial institutions totaled $23,558 at June 30, 2017 compared to $24,797 at December 31, 2016.  Management continues to utilize time deposits in other financial institutions in conjunction with the Bank’s securities portfolio in order to maximize yield and maintain a reasonable total duration for the Bank’s assets outside of the loan portfolio.   Original maturities of time deposits in other financial institutions range from four months to five years.   Most of the CDs with maturities beyond three years are callable with minimal early withdrawal penalties.  All of the deposits are in FDIC or National Credit Union Administration insured institutions and the amount on deposit with each individual institution does not exceed the deposit insurance limit of $250.  As of June 30, 2017, time deposits in other financial institutions had a weighted average rate of 1.52% and a weighted average remaining life of 0.099 years.

Loans

Total loans (excluding loans held for sale) at June 30, 2017 were $308,195, compared to $315,483 at December 31, 2016, a decrease of $7,288 or 2.3%.  The decrease in loans during the first six months of 2017 was primarily due to several significant construction loans that completed building projects but did not convert to permanent financing with the Bank.  These, and other, payoffs outpaced loan demand.

Loans in the portfolio at June 30, 2017 of approximately $80,456, or 26.1%, are at a variable rate of interest while $226,302, or 73.4%, are at a fixed rate, and $1,437, or 0.5%, are nonaccrual.  Within one year of June 30, 2017, $56,898, or 18.5%, of total loans are subject to repricing. As market rates dropped during the economic recession, management implemented rate floors for many variable rate loans in an effort to protect the Bank’s net interest margin.  As a result, as market rates begin to rise, loans at their floor will not reprice at higher rates until market rates rise above their contractual floor rates.  The existence of these rate floors may negatively impact our net interest margin as rates begin to rise, at least until rates rise above these floors.

On June 30, 2017, the Company’s loan to deposit ratio (including loans held for sale) was 72.3%, compared to 74.5% at December 31, 2016.  Management expects loan demand to modestly improve through the remainder of 2017, though payoff and paydown activity could result in some additional decreases in loan balances as was the case during the six months ended June 30, 2017.

Securities Available for Sale

Set forth below is a table showing the carrying amount and breakdown of the Company’s securities available for sale at June 30, 2017 and December 31, 2016:

	June 30, 2017		December 31, 2016
	Amount	% of Total	Amount	% of Total
Mortgage-backed - residential	$69,255	95.2%	$67,899	98.1%
State and municipal	1,333	1.8%	1,308	1.9%
Other debt securities	2,138	3.0%	—	0.0%
Total	$72,726	100.0%	$69,207	100.0%

The Company’s securities portfolio is used, among other things, to provide interest income and liquidity and for pledging purposes to secure public fund deposits.  As of June 30, 2017, the carrying value of securities increased $3,519 to $72,726, compared to $69,207 at December 31, 2016.  This increase is primarily due to purchasing securities in order to take advantage of higher rates during the first six months of 2017.  Securities available for sale as a percentage of total assets was 15.2% at June 30, 2017, compared to 14.6% at December 31, 2016.  Net unrealized loss on securities available for sale was $507 at June 30, 2017, compared to a net unrealized loss of $2,041 at December 31, 2016. Changes in interest rates in the securities market combined with changes in the makeup of our portfolio were the primary cause of this fluctuation in the net unrealized loss/gain.  Management is continually monitoring the credit quality of the Bank’s investments and believes that the unrealized losses that existed in the Bank’s portfolio at June 30, 2017 are temporary based on the bond ratings and anticipated recovery of the bonds held.  At June 30, 2017, the Company did not have the intent to sell these securities and it is not more likely than not that it will be required to sell the securities before their anticipated recovery.

Other Real Estate Owned

At June 30, 2017, other real estate owned totaled $2,788 compared to $4,697 at December 31, 2016, a decrease of $1,909 or 40.6%. Other real estate owned is comprised of properties acquired through or in lieu of foreclosure on real estate loans. This decrease is primarily due to the sale of properties during the first six months of 2017.  The Company recorded losses of $282 related to the sale of these properties.

Deposits

The Company relies on the Bank’s deposit growth, as well as alternative funding sources such as other borrowed money, Federal Home Loan Bank (“FHLB”) advances, and federal funds purchased from correspondent banks, to fund its operations.

The following table sets forth the composition of the deposits at June 30, 2017 and December 31, 2016.

	June 30, 2017		December 31, 2016
	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand accounts	$80,746	18.9%	$78,813	18.6%
Interest-bearing demand accounts	157,219	36.9%	145,824	34.4%
Savings accounts	36,921	8.7%	34,306	8.1%
Time deposits greater than $250	19,047	4.5%	25,839	6.1%
Other time deposits	132,345	31.0%	138,625	32.7%
Total	$426,278	100.0%	$423,407	100.0%

The following table sets forth all time deposits greater than $100 broken down by remaining maturity at June 30, 2017:

Three months or less	$11,592
Over three months through six months	13,488
Over six months through one year	28,455
Over one year	17,421
Total	$70,956

Total deposits were $426,278 at June 30, 2017, compared to $423,407 at December 31, 2016, an increase of $2,871.  The increase was primarily due to increases in noninterest-bearing deposits and interest-bearing deposits offset in part by decreases in time deposits. The Company believes this shift in deposit composition was due to customers deciding to hold funds in liquid funds as the prospect of a rising rate environment exists.

Shareholders’ Equity

At June 30, 2017, shareholders’ equity totaled $32,607, an increase of $2,363, or 7.8%, from $30,244 at December 31, 2016.  The increase was primarily due to net income for the first six months of 2017.

On February 25, 2016, the Company’s shareholders approved amendments to the Company’s charter that, among other things, canceled the amount of the accumulated but undeclared dividends in respect to the Company’s Series A Preferred Stock and reduced the face value of the Series A Preferred Stock from $1,000 per share to $650 per share.  These changes resulted in $4,265 of dividends being reversed, which reduced the Company’s accumulated deficit.  The reduction in liquidation value transferred $4,167 of capital from Series A Preferred Stock to Common Stock.  On June 30, 2016, all of the outstanding shares of Series A Preferred Stock were converted into 1,629,097 shares of Common Stock.

On September 27, 2016, the Company completed the issuance of 40,528 shares of its Common Stock in connection with a rights offering resulting in aggregate gross proceeds to the Company of approximately $193.  The Company used the net proceeds from the offering for general corporate purposes.

RESULTS OF OPERATIONS

Net Income

The Company had net income of $1,228 for the six months ended June 30, 2017 compared to net income of $1,428 for the same period in 2016, a decrease in net income of $200. This decrease was primarily due to recording provision for loan loss of $55 in the first six months of 2017 compared to recording a reversal of provision for loan loss of $578 in the first six months of 2016.  Net income available to common shareholders was $1,228 for the first six months of 2017 compared to $5,693 for the same period in 2016.  This decrease was primarily due to the forgiveness of $4,265 of Series A Preferred Stock accrued dividends in the first quarter of 2016.

The Company had net income of $727 for the three months ended June 30, 2017 compared to net income of $678 for the same period in 2016, an increase in net income of $49. Net income available to common shareholders was $727 for the three months ended June 30, 2017 compared to $678 for the same period in 2016. These increases were primarily due to a decrease in noninterest expense in the three months ended June 30, 2017 compared to the same period in 2016.

Average Balance Sheets, Net Interest Income

Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of our assets, liabilities and shareholders’ equity and an analysis of net interest income for the six-month periods ended June 30, 2017 and 2016. The table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected our interest income, interest expense, and net interest income for the periods indicated.  Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume).  The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to rate.

	June 30, 2017			June 30, 2016			Change
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume (1)	Due to Rate (2)	Total (3)
Gross loans (a) (b)	$311,451	4.94%	$7,630	$281,068	5.18%	$7,257	$784	$(411)	$373
Taxable securities available for sale	72,331	2.44%	874	102,569	2.19%	1,120	(330)	84	(246)
Tax exempt securities available for sale	229	3.52%	4	1,077	2.79%	15	(12)	1	(11)
Federal funds sold and other	52,084	1.27%	328	43,729	0.94%	204	39	85	124
Total interest earning assets	436,095	4.09%	8,836	428,443	4.02%	8,596	481	(241)	240
Cash and due from banks	4,202			3,068
Other nonearning assets	40,240			43,679
Allowance for loan losses	(3,754)			(3,993)
Total assets	$476,783			$471,197
Deposits:
NOW & money market investments	$152,702	0.38%	$290	$141,199	0.38%	$266	$21	$3	$24
Savings	35,760	0.10%	18	32,162	0.10%	16	2	—	2
Time deposits $250 and over	26,911	0.88%	117	27,486	0.60%	82	(1)	36	35
Other time deposits	131,239	0.93%	602	140,816	0.90%	629	(44)	17	(27)
Total interest-bearing deposits	346,612	0.60%	1,027	341,663	0.58%	993	(22)	56	34
Subordinated debentures	13,000	3.65%	235	23,000	3.25%	373	(162)	24	(138)
Federal funds purchased and other	3,958	0.00%	80	27	0.00%	—	—	80	80
Total other borrowings	16,958	3.75%	315	23,027	3.24%	373	(162)	104	(58)
Total interest-bearing liabilities	363,570	0.74%	1,342	364,690	0.75%	1,366	(184)	160	(24)
Noninterest-bearing liabilities	81,735			79,443
Total liabilities	445,305			444,133
Shareholders’ equity	31,478			27,064
Total liabilities and shareholders’ equity	$476,783			$471,197
Net interest income			$7,494			$7,230	$665	$(401)	$264
Net interest margin		3.47%			3.38%

(a)	Interest income includes fees on loans of $306 and $406 in 2017 and 2016, respectively.
(b)	Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest income.
(1)	Changes in volume multiplied by prior rate.
(2)	Changes in rate multiplied by prior volume.
(3)	Sum of (1) and (2).

Net Interest Income

Net interest income for the first six months of 2017 was $7,494, an increase of $264, or 3.7%, compared to $7,230 for the same period in 2016. The increase in net interest income is primarily due to an increase in income from loans and federal funds sold and other combined with a decrease in interest expense on subordinated debentures offset by a decrease in income from taxable securities.

Total interest income for the six months ended June 30, 2017 was $8,836, an increase of $240 from $8,596 for the same period in 2016. The increase in interest income was primarily due to an increase in income from loans and federal funds sold and other as a result of increases in the average balance of loans outstanding.  These increases were offset in part by a decrease in income from securities available for sale and a reduction in interest rates.

The increase in the average balance of loans during the first six months of 2017 was due to increased loan demand compared to the same period in 2016.  The increase in income from loans was due to an increase in the average balance of loans offset by a decrease in the average rate earned on loans.  The average rate earned on gross loans in the first six months of 2017 was 4.94% compared to 5.18% for the same period in 2016. This decrease in average rate earned on gross loans was due to loans in the past year being added at lower rates reflecting competitive pressures in our market area.

Interest income on taxable securities decreased $246 to $874 in the first six months of 2017 compared to $1,120 in the first six months of 2016. The decrease was primarily due to a decrease in the average balance of taxable securities.

Total interest expense was $1,342 in the first six months of 2017, a decrease of $24 from $1,366 in the first six months of 2016. The decrease in interest expense was primarily due to a decrease in the outstanding balance of the Company’s subordinated debentures in the first six months of 2017 compared to the same period in 2016.  This decrease was offset in part by an increase in interest expense on other borrowed money related to the Company’s $4.0 million holding company loan.

Net interest income for the three months ended June 30, 2017 was $3,726, an increase of $43, or 1.2%, compared to $3,683 for the same period in 2016. The increase in net interest income is primarily due to an increase in income from loans combined with a decrease in interest expense on subordinated debentures, similar to factors noted above for the first six months of 2017.

Total interest income for the three months ended June 30, 2017 was $4,411, an increase of $47 from $4,364 for the same period in 2016. The increase in interest income was primarily due to an increase in income from loans and federal funds sold and other, similar to factors noted above for the first six months of 2017.

Total interest expense was $685 in the three months ended June 30, 2017, an increase of $4 from $681 for the same period in 2016. The increase in interest expense was primarily due to an increase in interest expense on other borrowed money related to the Company’s $4.0 million holding company loan.  This increase was offset in part by a decrease in the outstanding balance of the Company’s subordinated debentures, similar to factors noted above for the first six months of 2017.

Provisions for Loan Losses

In the first six months of 2017, the Bank recorded $55 in provision for loan loss. In the first six months of 2016, the Bank reversed $578 of the allowance for loan loss.  The Bank recorded this provision in the first six months of 2017 in order to maintain the current level of allowance for loan losses; however, the amount of provision remains at historically low levels in light of stable asset quality metrics.  The ratio of allowance for loan losses to gross loans was 1.20% at June 30, 2017 compared to 1.19% at December 31, 2016.

Management’s determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss experience, which management believes is representative of probable incurred loan losses. Other factors considered by management include the composition of the loan portfolio, economic conditions, results of regulatory examinations, reviews of updated real estate appraisals, and the creditworthiness of the Bank’s borrowers and other qualitative factors.

Nonperforming loans increased from $2,332 at December 31, 2016 to $3,049 at June 30, 2017. The increase in nonperforming loans was primarily due to increases in troubled debt restructurings still accruing. The ratio of the allowance to nonperforming loans was 121.61% at June 30, 2017, compared to 161.06% at December 31, 2016. The portion of the allowance attributable to impaired loans was $71 at June 30, 2017 compared to $73 at December 31, 2016. Total impaired loans were $2,422 at June 30, 2017 compared to $1,334 at December 31, 2016.  The increase is due to one large relationship that was restructured as a TDR during the first six months of 2017.

The portion of the allowance attributable to historical and environmental factors has decreased slightly since December 31, 2016 due to the continued decrease of our incurred loss ratios. Management’s evaluation of the allowance for loan losses, in addition to specific loan allocations, is based on volume of non-impaired loans and changes in credit quality and environmental factors.

Problem loans that are not impaired are categorized into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings:

Watch. Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition. The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the Bank continues to be adequately secured, the borrower’s margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank’s exposure. This classification includes loans to established borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention. Loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank’s credit position in the future.

Substandard. Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful. Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values. These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank’s portfolio. Credit quality information related to impaired loans was presented above and is excluded from the tables below.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of June 30, 2017 and December 31, 2016, based on the most recent analysis performed, the risk category of loans by segment of loans is as follows:

June 30, 2017	Pass	Watch	Special Mention	Substandard	Doubtful
Real estate construction	$30,913	$441	$—	$148	$—
1-4 family residential	106,821	7,312	50	812	—
Commercial real estate	122,595	2,701	—	1,343	—
Other real estate loans	8,223	—	—	—	—
Commercial, financial and agricultural	16,324	1,370	—	118	—
Consumer	6,454	66	—	23	—
Other loans	57	—	—	—	—
Total	$291,387	$11,890	$50	$2,444	$—

December 31, 2016	Pass	Watch	Special Mention	Substandard	Doubtful
Real estate construction	$31,139	$243	$6	$500	$—
1-4 family residential	109,270	8,995	412	663	—
Commercial real estate	123,155	2,758	—	1,540	—
Other real estate loans	9,427	—	—	—	—
Commercial, financial and agricultural	17,527	1,309	—	390	—
Consumer	6,594	64	10	2	—
Other loans	145	—	—	—	—
Total	$297,257	$13,369	$428	$3,095	$—

The table below illustrates changes in the AFLL ratio (the ratio, expressed as a percentage, of the allowance for loan losses to total gross loans) over the past five quarters and the changes in related risk metrics over the same periods:

Quarter Ended	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
AFLL Ratio	1.20%	1.21%	1.19%	1.15%	1.25%
ASC 450 allowance ratio (1)	1.19%	1.20%	1.17%	1.12%	1.18%
Specifically impaired loans (ASC 310 component)	$71	$79	$73	$92	$316
Historical and environmental (ASC 450-10 component)	3,637	3,697	3,684	3,376	3,408
Total allowance for loan loss	$3,708	$3,776	$3,757	$3,468	$3,724
Nonperforming loans to gross loans (2)	0.99%	0.82%	0.74%	0.79%	2.91%
Impaired loans to gross loans	0.79%	0.81%	0.42%	0.45%	2.59%
Allowance to nonperforming loans ratio	121.61%	148.31%	161.06%	146.02%	43.00%
Quarter-to-date net charge offs to average gross loans (3)	0.030%	0.000%	(0.030%)	(0.020%)	(0.010%)

(1)	Historical and environmental component as a percentage of non-impaired loans.
(2)	Nonaccrual loans and loans past due 90 or more days still accruing interest, and troubled debt restructurings still accruing interest as a percentage of gross loans.
(3)	Annualized.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

The following table presents information regarding loans included as nonaccrual and troubled debt restructurings and the gross income that would have been recorded in the six-month and three-month periods ended June 30, 2017 and 2016 if the loans had been current:

	Six months ended		Three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Nonaccrual interest	$34	$28	$19	$(13)
Troubled debt restructurings interest	2	5	1	3

Noninterest Income

Total noninterest income for the first six months of 2017 was $1,214, a decrease of $294, or 19.5% from $1,508 for the same period in 2016. The decrease was primarily due to decreases in gains on sale of securities available for sale, investment service income, and service charges on deposit accounts.

Gains on sale of securities available for sale for the first six months of 2017 was $0 compared to $206 for the same period in 2016. This was due to the Company selling no securities in the first six months of 2017 while we sold securities during the same period of 2016.

Investment service income for the first six months of 2017 was $2, a decrease of $58, or 96.7%, from $60 for the same period in 2016. The decrease in investment service income is due to the Company choosing to outsource our investment department during the third quarter of 2016.

Service charges on deposit accounts for the first six months of 2017 was $872, a decrease of $54, or 5.8%, from $926 for the same period in 2016.  The decrease in service charges on deposit account is due to a decrease in interchange fee income as a result of major retailers operating in the Bank’s market area changing policies to accept debt card transactions only when the customer’s PIN is used.  This has led to a significant increase in the number of PIN debit card transactions and a decrease in the number of signature debit card transactions.  The Bank’s interchange income is lower on PIN transactions than on signature transactions.

Total noninterest income for the three months ended June 30, 2017 was $617, a decrease of $227, or 26.9% from $844 for the same period in 2016. The decrease was due to decreases in gains on sale of securities available for sale, investment service income, and service charges on deposit accounts, similar to factors noted above for the six-month period ended June 30, 2017.

The table below shows noninterest income for the six-month and three-month periods ended June 30, 2017 and 2016.

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Service charges on deposit accounts	$872	$926	$435	$473
Gain on sale of loans	100	92	50	57
Gain on sale of securities available for sale	—	206	—	169
Other:
Investment service income	2	60	1	29
Safe deposit box rental	16	15	8	8
Bank Owned Life Insurance income	134	126	69	62
ATM income	47	45	23	24
Other customer fees	25	31	16	18
Other service charges, commissions and fees	18	7	15	4
Total noninterest income	$1,214	$1,508	$617	$844

Noninterest Expense

Noninterest expense for the first six months of 2017 was $6,760, a decrease of $305, or 4.3%, from $7,065 for the same period in 2016. The decrease was primarily due to decreases in salaries and employee benefits, ATM expense, data processing, and regulatory and compliance expense partially offset by an increase in other real estate expense.

Salaries and employee benefits totaled $3,532 in the first six months of 2017, a decrease of $212, or 5.7%, from $3,744 for the same period in 2016. This decrease was primarily the result of a decrease in employee headcount.

ATM expenses totaled $250 in the first six months of 2017, a decrease of $136, or 35.2%, from $386 for the same period in 2016.  This decrease was primarily the result of a change to our ATM fee schedule during 2016 and additional network savings.

Data processing expense totaled $558 in the first six months of 2017, a decrease of $64, or 10.3%, from $622 for the same period in 2016. The decrease was primarily due to price discounts negotiated during the contract renewal process with our core processing provider.

Regulatory and compliance expense totaled $137 in the first six months of 2017, a decrease of $60, or 30.5%, from $197 for the same period in 2016. The decrease was primarily due to a reduction in the Bank’s FDIC insurance expense premium as a result of the lifting of all regulatory orders.

Other real estate expense totaled $265 for the first six months of 2017, an increase of $229 from $36 for the same period in 2016. Other real estate expense increased during the first six months of 2017 as a result of properties being sold at a loss.

Noninterest expense for the three months ended June 30, 2017 was $3,179, a decrease of $328, or 9.4%, from $3,507 for the same period in 2016. The decrease was primarily due to decreases in salaries and employee benefits, ATM expense, data processing, regulatory and compliance expense, similar to factors noted above for the six-month period ended June 30, 2016. The decrease was further due to a decrease in other real estate expense.

Other real estate expense totaled $6 for the three months ended June 30, 2017, a decrease of $28 from $34 for the same period in 2016. Other real estate expense decreased during the three months ended June 30, 2017 as a result of receiving a gain on the sale of a property.

The table below shows noninterest expense for the six-month and three-month periods ended June 30, 2017 and 2016:

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Salaries and employee benefits	$3,532	$3,744	$1,716	$1,838
Regulatory and compliance	137	197	79	101
Occupancy	512	505	258	250
Furniture and equipment	183	174	87	84
Data processing fees	558	622	275	309
Advertising and public relations	86	87	33	39
Operational expense	248	226	121	107
Other real estate expense	265	36	6	34
Other:
Loan expense	42	26	38	10
Legal	84	77	34	46
Audit and accounting fees	150	165	78	90
Postage and freight	106	120	58	54
Director expense	189	203	98	100
ATM expense	250	386	107	183
Amortization of intangible asset	69	68	36	35
Insurance expense	77	97	38	43
Printing	22	32	7	15
Other employee expenses	41	41	14	14
Dues & memberships	34	30	18	15
Miscellaneous taxes and fees	40	26	13	14
Federal Reserve and other bank charges	25	18	13	10
Other	110	185	52	116
Total noninterest expense	$6,760	$7,065	$3,179	$3,507

Income Taxes

The effective income tax rate was 35.13% for the six months and 35.61% for the three months ended June 30, 2017, respectively, and 36.56% for the six months and 33.53% for the three months ended June 30, 2016, respectively.

Due to economic condition and losses recognized between 2008 and 2011, the Company established a valuation allowance against all of its deferred tax assets.  During the fourth quarter of 2015, the Company determined that it is more likely than not that the asset can be realized through current and future taxable income.  As a result, the Company was able to reinstate all of its unrecognized deferred tax assets in the fourth quarter of 2015.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.  The Company does not expect any unrecognized tax benefits to significantly increase or decrease during the remainder of 2017.  It is the Company’s policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

As of June 30, 2017, the Company had federal and state income tax net operating loss (“NOL”) carryforwards of $16,878 and $44,738, respectively, which will expire at various dates from 2024 through 2035. Such NOL carryforwards expire as follows:

	Federal	State
2020-2024	$—	$8,954
2025-2029	—	35,784
2030-2034	16,878	—

The Company acknowledges the effort that is currently underway in the U.S. Congress to reduce the corporate tax rate.  If that effort is successful and the corporate tax rate is reduced, the Company may be required to write down the value of its net deferred tax assets with a charge to income tax expense.  At June 30, 2017, the Company had a total of $10,178 of net deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the Company’s ability to fund loan demand, meet deposit customers’ withdrawal needs and provide for operating expenses. As summarized in the Consolidated Statements of Cash Flows, the Bank’s main source of cash flow is from receiving deposits from its customers and, to a lesser extent, repayment of loan principal and interest income on loans and investments, FHLB advances, the possible sale or pledge of investment securities, and federal funds purchased.

The Bank’s primary uses of cash are lending to its borrowers and investing in securities and short-term interest-earning assets. During the first six months of 2017, deposit growth has outpaced loan growth due to increased loan payoff activity.  Management believes this trend will slow down throughout the remainder of 2017. In addition to funding loan growth, management plans to continue to utilize excess liquidity to invest in securities available for sale and time deposits in other financial institutions.

The Company has issued $23.0 million in principal amount of subordinated debentures in connection with trust preferred securities issued by trusts that are affiliates of the Company, $10.0 million of which is owned by a wholly owned subsidiary of the Company.  The Company timely made its scheduled interest payments on these subordinated debentures in each of the four quarters of 2016 and the first half of 2017.  As of June 30, 2017, the Company was current on all interest payments due related to its subordinated debentures.  The Company has the right to defer the payment of interest on the subordinated debentures at any time, for a period not to exceed 20 consecutive quarters.  During the period in which it is deferring the payment of interest on its subordinated debentures, the indentures governing the subordinated debentures provide that the Company cannot pay any dividends on its Common Stock or preferred stock.

In December 2016, the Company entered into a loan agreement with an unaffiliated commercial bank pursuant to which the Company borrowed $4.0 million. Borrowings under the loan agreement bear interest at a fixed rate of 4% per annum, with the unpaid principal balance and interest thereon payable over five years in equal quarterly installments of $121,822.39 beginning on April 1, 2017 and continuing for eighteen quarters thereafter, with the final payment consisting of the entire remaining unpaid principal balance and all accrued and unpaid interest through such date due on December 14, 2021. The Company secured the borrowings under this loan agreement with a pledge of 100% of the stock of the Bank.  The rights of the lender are senior to those of the holders of the Company’s Common Stock and its subordinated debentures.  In the event that the Company defaults on the loan, the lender could foreclose on the loan and acquire the Bank.

On April 26, 2016, the Company entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) that provided for the conversion of all of the issued and outstanding shares of the Company’s Series A Preferred Stock, having a liquidation preference of $650 per share, into shares of the Company’s Common Stock.  Pursuant to the Conversion Agreement, each holder of shares of the Series A Preferred Stock, including the Company’s directors and executive officers that owned such shares, had each share of his or her Series A Preferred Stock converted into approximately 137 shares of Common Stock (the “Conversion Shares”) effective June 30, 2016, representing an effective conversion price for each share of Common Stock of $4.75.  Under the terms of the Conversion Agreement, the Company issued an aggregate of 1,629,097 shares of Common Stock to the holders of the Series A Preferred Stock.  The issuance of the Conversion Shares was approved by the Company’s board of directors and separately by the members of the board of directors that did not own any shares of the Series A Preferred Stock.

On April 28, 2016, the Company filed a registration statement on Form S-1 with the SEC relating to a proposed public offering of up to 250,000 shares of its Common Stock pursuant to the Rights Offering.  The Company commenced the Rights Offering on August 12, 2016 and closed it on September 27, 2016.  The Company received subscriptions and over-subscriptions for a total of 40,528 shares of its Common Stock.  All of the subscriptions and over-subscriptions were accepted, for aggregate gross proceeds to the Company of approximately $193.  The Company utilized the net proceeds of this offering for general corporate purposes.

Tennessee law limits the amount of dividends a bank incorporated under the laws of the state of Tennessee may pay to its shareholders to the current year’s net income and any retained net income for the prior two years.  At June 30, 2017, the Bank could dividend up to $6,917 to the Company, without the consent of the Commissioner of the Department or the FDIC.

In late 2010, the Basel Committee on Banking Supervision issued “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (“Basel III”), a new capital framework for banks and bank holding companies. Basel III imposes a stricter definition of capital, with more focus on common equity for those banks to which it is applicable. In July 2013, the federal bank regulatory agencies, including the Federal Reserve and the FDIC, adopted final rules that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in Basel III and certain provisions of the Dodd-Frank Act. The rules, which became effective January 1, 2015, apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $1,000,000 or more (or that have a material amount of debt or equity securities registered with the SEC regardless of asset size), and top-tier savings and loan holding companies (“banking organizations”). Among other things, the rules established a new common equity Tier 1 minimum capital requirement of 4.5%, a minimum Tier 1 risk-based capital requirement of 6% (up from 4%), a total risk-based capital requirement of 8% and a Tier 1 leverage capital requirement of 4%.  In addition, the rules assign higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status.  In order to be considered “well capitalized”, the Bank must maintain at least the following minimum capital ratios: common equity Tier 1 capital of 6.5%; Tier 1 risked-based capital of 8% (up from 6%); total risk-based capital of 10%; and Tier 1 leverage capital of 5% and not be subject to a written agreement, order or directive to maintain capital above a specified level.  In order to be considered “well capitalized”, the Company must, if then subject to consolidated capital requirements, maintain at least the following minimum capital ratios: a Tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of 10% and not be subject to a written agreement, order or directive to maintain capital above a specified level.

The rules limit a banking organization’s capital distributions and certain discretionary bonus payments as well as a banking organization’s ability to repurchase its own shares if the banking organization does not hold a “capital conservation buffer” consisting of an additional 2.5% of capital (when the buffer is fully phased in) in addition to the amount necessary to meet its minimum risk-based capital requirements. As a result, when fully phased in, these capital requirements, inclusive of the capital conservation buffer, would be a Tier 1 leverage ratio of 4%, a Tier 1 common risk-based equity capital ratio of 7%, a Tier 1 equity risk-based capital ratio of 8.5% and a total risk-based capital ratio of 10.5%.  As of January 1, 2017, 1.25% of the capital conservation buffer had been phased in.

Under the rules Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings, limited amounts of minority interest in the form of additional Tier 1 capital instruments and non-cumulative preferred stock and related surplus, subject to certain eligibility standards, less goodwill and other specified intangible assets and other regulatory deductions, cumulative preferred stock and trust preferred securities (including associated subordinated debentures) issued after May 19, 2010 will no longer qualify as Tier 1 capital, but such securities issued prior to May 19, 2010 (like the Company’s subordinated debentures) will continue to count as Tier 1 capital subject to certain quantitative limitations.  The Company’s Series A Preferred Stock qualified as Tier 1 capital at December 31, 2015 and continued to qualify as Tier 1 capital until it was converted to Common Stock pursuant to the Conversion Agreement.  Common equity Tier 1 capital generally consists of common stock (plus related surplus) and retained earnings plus limited amounts of minority interest in the form of common stock, less goodwill and other specified intangible assets and other regulatory deductions.  The final rules allow banks and their holding companies with less than $250,000,000 in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in Accumulated Other Comprehensive Income.  The Company and the Bank have opted out.

At June 30, 2017, the Company had unfunded loan commitments outstanding of $31,923 and unfunded letters of credit of $1,515. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If the Company needed to fund these outstanding commitments, it has the ability to liquidate federal funds sold or securities available for sale, withdraw funds deposited with other financial institutions, utilize FHLB advances, or on a short-term basis to borrow and purchase federal funds from other financial institutions. Additionally, the Company could sell participations in these or other loans to correspondent banks.

At June 30, 2017 and December 31, 2016, the Bank’s and the Company’s risk-based capital ratios and the minimums to be considered “well capitalized” under regulatory guidelines were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Regulatory Provisions
June 30, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Community First Bank & Trust	$46,875	14.39%	$26,057	8.00%	$32,572	10.00%
Consolidated	50,996	15.56%	26,224	8.00%	32,780	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$43,167	13.25%	$14,657	4.50%	$21,172	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$43,167	13.25%	$19,543	6.00%	$26,057	8.00%
Consolidated	30,761	9.38%	13,112	4.00%	19,668	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$43,167	9.15%	$18,866	4.00%	$23,583	5.00%
Consolidated	30,761	6.50%	18,935	4.00%	N/A	N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Regulatory Provisions
December 31, 2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Community First Bank & Trust	$45,424	13.79%	$26,359	8.00%	$32,948	10.00%
Consolidated	48,266	14.52%	26,593	8.00%	33,241	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$14,827	4.50%	$21,416	6.00%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$19,769	6.00%	$26,359	8.00%
Consolidated	27,680	8.33%	13,296	4.00%	19,945	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$41,667	8.91%	$18,704	4.00%	$23,380	5.00%
Consolidated	27,680	5.90%	18,779	4.00%	N/A	N/A

At its current capital ratios, each of the Bank and the Company is considered “well capitalized”.

Management continually monitors the Bank’s sources and uses of cash in order to plan for future liquidity needs. The Bank’s most potentially volatile funding liabilities are national market time deposits. The Bank reduced its reliance on these funding sources during the last three years.  The Bank’s national market CDs totaled $1,236 at June 30, 2017 and $3,720 at December 31, 2016. Management is currently utilizing national market CDs to take advantage of the favorable rates in that sector of the deposit market.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Company, together with the Notes thereto and the Management Report on Internal Control over Financial Reporting and Reports of Independent Registered Public Accounting Firm thereon, are included on pages FS-1 to FS -70 of this Appendix F:

•	Consolidated Balance Sheets as of December 31, 2016 and 2015
•	Consolidated Statements of Operations and Comprehensive Income for the three years ended December 31, 2016
•	Consolidated Statements of Changes in Shareholders’ Equity for the three years ended December 31, 2016
•	Consolidated Statements of Cash Flows for the three years ended December 31, 2016
•	Notes to Consolidated Financial Statements.
•	Consolidated Balance Sheets as of June 30, 2017 (Unaudited) and December 31, 2016
•	Consolidated Statements of Operations and Comprehensive Income for the six months and three months ended June 30, 2017 and 2016 (Unaudited)
•	Consolidated Statement of Changes in Shareholders’ Equity for the six months ended June 30, 2017 (Unaudited)
•	Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016 (Unaudited)
•	Notes to Consolidated Financial Statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Management uses a gap simulation model to evaluate interest rate sensitivity that takes cash flows into consideration.  These include mortgage-backed securities, loan prepayments, and expected calls on securities.  Non-maturing balances such as money markets, savings, and NOW accounts have no contractual or stated maturities.  A challenge in the rate risk analysis is to determine the impact of the non-maturing balances on the net interest margin as the interest rates change.  Because these balances do not “mature” it is difficult to know how they will reprice as rates change.  It is possible to glean some understanding by reviewing our pricing history on these categories relative to interest rates.  Using the interest rate history from the Asset Liability Management software database spanning up to 20 quarters of data, we can derive the relationship between interest rates changes and the offering rates themselves.  The analysis uses the T-Bill rate as an indicator of rate changes.  The gap analysis uses beta factors to spread balances to reflect repricing speed.  In the gap analysis the model considers deposit rate movements to determine what percentage of interest-bearing deposits is actually repriceable within a year.  Our cumulative one-year gap position at December 31, 2016, was 0.76% of total assets.  Our policy states that our cumulative one-year gap should not exceed 15% of total assets. Our cumulative one year gap position at June 30, 2017, was 0.85% of total assets. Our policy states that our one-year cumulative gap should not exceed 15% of total assets.

At year-end 2016, $156,801 of $471,601 of interest earning assets will reprice or mature within one year.  Loans maturing or repricing within one year totaled $102,674, or 32.9% of total loans at December 31, 2016.  We had $278,504 of loans maturing or repricing within five years as of December 31, 2016.  As of December 31, 2016, we had $132,441 in time deposits maturing or repricing within one year.

At June 30, 2017, $169,116 of $475,406 of interest earning assets will reprice or mature within one year. Loans maturing or repricing within one year totaled $100,602, or 33.0% of total loans, including loans held for sale at June 30, 2017. As of June 30, 2017, we had $122,027 in time deposits maturing or repricing within one year

Gap analysis only shows the dollar volume of assets and liabilities that mature or reprice.  It does not provide information on how frequently they will reprice.  To more accurately capture the Company’s interest rate risk, we measure the actual effects the repricing opportunities have on earnings through income simulation models such as rate shocks of economic value of equity and rate shock interest income simulations.

To truly evaluate the impact of rate change on income, we believe the rate shock simulation of interest income is the best technique because variables are changed for the various rate conditions.  The interest income change in each category of earning assets and liabilities is calculated as rates move up and down.   In addition, the prepayment speeds and repricing speeds are changed.  Rate shock is a method for stress testing the net interest margin over the next four quarters under several rate change levels.  These levels span four 100 basis point increments up and down from the current interest rate.  Our policy guideline is that the maximum percentage change in net interest income cannot exceed plus or minus 10% on a 100 basis point interest rate change or 15% on a 200 basis point interest rate change.

Although interest rates are currently very low, the Company believes a -200 basis point rate shock is an effective and realistic test since interest rates on many of the Company's loans still have the ability to decline 200 basis points.  For those loans that have floors above the -200 basis point rate shock, the interest rate would be at the floor rate.  All deposit account rates would likely fall to their floors under the -200 basis point rate shock as well.  This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, securities, and time deposits.

December 31, 2016
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in net interest income	(1.35)%	0.05%	(4.40)%	(8.99)%

December 31, 2015
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in net interest income	(3.24)%	(0.97)%	(2.86)%	(7.73)%

June 30, 2017
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in net interest income	0.47%	0.99%	(5.76%)	(11.12%)

December 31, 2016
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in net interest income	(1.35%)	0.05%	(4.40%)	(8.99%)

Our Economic Value of Equity simulation measures our long-term interest rate risk.  The economic value is the difference between the market value of the assets and the liabilities and, technically, it is our liquidation value.  The technique is to apply rate changes and compute the value.  The slope of the change between shock levels is a measure of the volatility of value risk.  The slope is called duration. The greater the slope, the greater the impact or rate change on our long-term performance.  Our policy guideline is that the maximum percentage change on economic value of equity cannot exceed plus or minus 10% on 100 bps change and 20% on 200 bps change.  The following illustrates our equity at risk in the economic value of equity model.

December 31, 2016
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in equity at risk	(12.01)%	(5.97)%	1.93%	2.35%

December 31, 2015
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in equity at risk	(11.44)%	(4.94)%	1.59%	0.89%

June 30, 2017
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in equity at risk	(8.18%)	(3.60%)	(0.12%)	(2.06%)

December 31, 2016
Basis Point Change	+200 bps	+100 bps	-100 bps	-200 bps
Increase (decrease) in equity at risk	(12.01%)	(5.97%)	1.93%	2.35%

One of management’s objectives in managing our balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of the Company’s interest rate sensitive assets with its interest rate sensitive liabilities.

Impact of Inflation

The consolidated financial statements and related notes presented elsewhere in this report have been prepared in accordance with accounting principles generally accepted in the United States.  This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.  Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature.  As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation.  Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.  During the last three years, the effects of inflation have not had a material impact on the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Community First, Inc.

We have audited the accompanying consolidated balance sheets of Community First, Inc. and its Subsidiaries, (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations, and cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

HORNE LLP

Memphis, Tennessee
March 3, 2017

COMMUNITY FIRST, INC.

CONSOLIDATED BALANCE SHEETS

December 31

(Dollar amounts in thousands, except per share data)

	December 31
	2016	2015
ASSETS
Cash and due from financial institutions	$24,934	$19,387
Time deposits in other financial institutions	24,797	24,305
Securities available for sale, at fair value	69,207	118,824
Loans held for sale in secondary market, at fair value	561	156
Loans	315,483	264,469
Allowance for loan losses	(3,757)	(4,275)
Net loans	311,726	260,194
Restricted equity securities, at cost	1,727	1,727
Premises and equipment, net	11,378	11,673
Core deposit and customer relationship intangibles, net	804	941
Accrued interest receivable	1,122	1,140
Bank owned life insurance	10,389	10,132
Other real estate owned, net	4,697	7,828
Other assets	13,169	13,633
Total assets	$474,511	$469,940

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$78,813	$71,874
Interest-bearing	344,594	344,840
Total deposits	423,407	416,714

Subordinated debentures	13,000	23,000
Other borrowed money	4,000	—
Accrued interest payable	451	434
Other liabilities	3,409	6,827
Total liabilities	444,267	446,975

Shareholders’ equity
Senior Preferred shares, no par value; 9% cumulative; liquidation value of $0 and $16,170 at December 31, 2016 and 2015, respectively. Authorized 2,500,000 shares; 0 and 11,905 shares issued and outstanding at December 31, 2016 and 2015, respectively.	—	11,905
Total preferred shares	—	11,905
Common stock, no par value; 10,000,000 shares authorized; 4,998,788 and 3,275,900 shares issued and outstanding at December 31, 2016 and 2015, respectively.	42,997	30,972
Accumulated deficit	(9,906)	(18,066)
Accumulated other comprehensive loss, net	(2,847)	(1,846)
Total shareholders’ equity	30,244	22,965
Total liabilities and shareholders’ equity	$474,511	$469,940

*	Commitments and contingent liabilities (Note 17)

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years Ended December 31

(Dollar amounts in thousands, except per share data)

	2016	2015	2014
Interest income
Loans, including fees	$14,968	$14,684	$13,733
Taxable securities	1,921	2,082	1,807
Tax exempt securities	22	48	76
Federal funds sold and other	461	362	320
Total interest income	17,372	17,176	15,936

Interest expense
Deposits	1,981	2,011	2,173
Subordinated debentures and other	785	786	798
Total interest expense	2,766	2,797	2,971

Net interest income	14,606	14,379	12,965
(Reversal of) provision for loan losses	(632)	(2,257)	(1,014)
Net interest income after provision for loan losses	15,238	16,636	13,979

Noninterest income
Service charges on deposit accounts	1,897	1,776	1,727
Gain on sale of loans	195	101	82
Net gains on sale of securities available for sale	226	10	221
Investment services income	85	101	130
Earnings on bank-owned life insurance policies	257	268	261
ATM income	94	81	129
Other customer fees	65	50	49
Gain on acquisition of subordinated debentures	2,500	—	—
Other noninterest income	41	127	69
Total noninterest income	5,360	2,514	2,668

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years Ended December 31

(Dollar amounts in thousands, except per share data)

	2016	2015	2014
Noninterest expenses
Salaries and employee benefits	$7,450	$6,997	$6,814
Other real estate expense	222	871	870
Occupancy expense	1,024	974	841
Regulatory and compliance expenses	414	628	958
Data processing	1,257	1,242	1,160
Furniture and equipment expense	349	323	314
Audit, accounting and legal	446	457	402
Operational expenses	485	483	406
ATM expense	766	701	660
Advertising and public relations	189	212	190
Postage and freight	220	239	291
Insurance expense	184	309	390
Amortization of intangible asset	137	137	137
Director expense	385	233	244
Loan expense	49	67	37
Other employee expenses	80	81	97
Loss on other investment	—	—	5
Other	602	484	424
Total noninterest expenses	14,259	14,438	14,240

Income before income taxes	6,339	4,712	2,407
Income tax expense (benefit)	2,347	(12,695)	—

Net Income	3,992	17,407	2,407
Preferred stock dividends	4,168	(2,499)	(1,571)
Preferred stock dividends relieved upon redemption of Series A Preferred Stock	—	2,114	—
Accretion of preferred stock discount	—	—	(33)
Net income available to common shareholders	$8,160	$17,022	$803

Income per share available to common shareholders
Basic	$1.97	$5.20	$0.25
Diluted	1.97	5.20	0.25

Weighted average common shares
Basic	4,137,656	3,275,361	3,274,867
Diluted	4,137,656	3,275,361	3,274,867

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years Ended December 31

(Dollar amounts in thousands, except per share data)

	2016	2015	2014
Comprehensive Income
Net income	$3,992	$17,407	$2,407
Reclassification adjustment for realized gains included in net income, net of income taxes of $87 in 2016, $6 in 2015 and $0 in 2014	(139)	(10)	(221)
Change in unrealized (losses)/gains on securities available for sale, net of income taxes of $621 in 2016, $243 in 2015 and $0 in 2014	(862)	(392)	1,654
Comprehensive income	$2,991	$17,005	$3,840

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	Common Shares	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2013	3,274,777	$18,663	$28,590	$(35,760)	$(2,877)	$8,616

Sale of shares of common stock through employee stock purchase plan	169	—	1	—	—	1
Preferred stock dividends	—	—	—	(1,571)	—	(1,571)
Accretion of discount on preferred stock	—	33	—	(33)	—	—
Comprehensive income
Net income	—	—	—	2,407	—	2,407
Other comprehensive income (loss)
Reclassification adjustment for realized gains included in net income, net of $0 income taxes	—	—	—	—	(221)	(221)
Change in unrealized gain on securities available for sale, net of $0 income taxes	—	—	—	—	1,654	1,654
Balance at December 31, 2014	3,274,946	$18,696	$28,591	$(34,957)	$(1,444)	$10,886

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	Common Shares	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2014	3,274,946	$18,696	$28,591	$(34,957)	$(1,444)	$10,886

Sale of shares of common stock through employee stock purchase plan	954	—	21	—	—	21
Redemption of Series A Preferred Stock at $600 per share	—	(5,901)	2,360	—	—	(3,541)
Redemption of Series B Preferred Stock	—	(890)	—	—	—	(890)
Preferred stock dividends	—	—	—	(2,015)	—	(2,015)
Dividends paid upon redemption of Series B Preferred Stock	—	—	—	(484)	—	(484)
Dividends relieved upon redemption of Series A Preferred Stock	—	—	—	2,114	—	2,114
Redemption of REIT Preferred Shares	—	—	—	(125)	—	(125)
REIT Preferred Dividends Declared	—	—	—	(6)	—	(6)
Comprehensive income
Net income	—	—	—	17,407	—	17,407
Other comprehensive income (loss)
Reclassification adjustment for realized gains included in net income, net of $6 income taxes	—	—	—	—	(10)	(10)
Change in unrealized losses on securities available for sale, net of $243 income taxes	—	—	—	—	(392)	(392)
Balance at December 31, 2015	3,275,900	$11,905	$30,972	$(18,066)	$(1,846)	$22,965

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands, except per share data)

	Common Shares	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2015	3,275,900	$11,905	$30,972	$(18,066)	$(1,846)	$22,965

Sale of shares of common stock through employee stock purchase plan	3,007	—	11	—	—	11
Shares of common stock issued in connection with employee stock grant	20,257	—	79	—	—	79
Restricted shares of common stock issued pursuant to 2016 Equity Incentive Plan	39,999	—	—	—	—	—
Dividends declared and paid on preferred stock	—	—	—	(97)	—	(97)
Forgiveness of dividends accrued on preferred stock, net	—	—	—	4,265	—	4,265
Reduction of preferred stock face value	—	(4,167)	4,167	—	—	—
Conversion of Preferred Stock to common stock	1,629,097	(7,738)	7,738	—	—	—
Issuance of common stock through stock offering, net of issuance costs	40,528	—	30	—	—	30
Retirement of common stock shares	(10,000)	—	—	—	—	—
Comprehensive income
Net income	—	—	—	3,992	—	3,992
Other comprehensive income (loss)
Reclassification adjustment for realized gains included in net income, net of $87 income taxes	—	—	—	—	(139)	(139)
Change in unrealized gain on securities available for sale, net of $621 income taxes	—	—	—	—	(862)	(862)
Balance at December 31, 2016	4,998,788	$—	$42,997	$(9,906)	$(2,847)	$30,244

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31

(Dollar amounts in thousands, except per share data)

	2016	2015	2014
Cash flows from operating activities
Net income	$3,992	$17,407	$2,407
Adjustments to reconcile net income to net cash from operating activities
Depreciation of premises and equipment	612	591	551
Amortization on securities, net	828	877	520
Amortization of core deposit and customer relationship intangibles	137	137	137
(Reversal of) provision for loan losses	(632)	(2,257)	(1,014)
Mortgage loans originated for sale	(7,521)	(3,192)	(3,269)
Proceeds from sale of loans	7,323	3,243	3,245
Gain on sale of mortgage loans	(195)	(101)	(82)
Gain on sale of securities	(226)	(10)	(221)
Other real estate write-downs and losses on sale	246	1,085	799
Decrease/(increase) in accrued interest receivable	18	(106)	191
Increase/(decrease) in accrued interest payable	17	(4,487)	634
Earnings on bank owned life insurance policies	(257)	(268)	(261)
Gain on acquisition of subordinated debt, net of tax	(2,500)	—	—
Change in deferred taxes	2,210	(12,755)	—
Other, net	(211)	(440)	2,124
Net cash from/(used in) operating activities	3,841	(276)	5,761
Cash flows from investing activities
Available for sale securities:
Sale of securities:
Mortgage-backed securities	53,603	7,474	8,766
Other	—	15,526	25,661
Purchases:
Mortgage-backed securities	(22,463)	(66,236)	(49,700)
Other	—	(1,086)	(5,133)
Maturities, prepayments, and calls:
Mortgage-backed securities	14,863	15,035	9,342
Other	1,390	385	2,685
Net (increase)/decrease in loans	(50,900)	(6,919)	14,085
Net collected loan recoveries	—	1,361	—
Proceeds from sale of other real estate owned	2,885	4,857	4,629
Additions to premises and equipment, net	(317)	(471)	(1,748)
Net change in time deposits in other financial institutions	(492)	(2,128)	(15,677)
Net cash (used in)/from investing activities	(1,431)	(32,202)	(7,090)
Cash flows from financing activities
Increase/(decrease) in deposits	6,693	18,634	(9,452)
Proceeds from other borrowed money	4,000	—	—
Acquisition of subordinated debentures	(7,500)
Redemption of Series A Preferred Stock	—	(3,541)	—
Redemption of Series B Preferred Stock	—	(890)	—
Cash paid for preferred stock dividends	(97)	(484)	—
Dissolution of REIT preferred stock shares	—	(125)	—
Cash paid for REIT preferred stock dividends	—	(6)	—
Proceeds from issuance of common stock	11	21	1
Proceeds from issuance of common stock through stock offering, net of issuance costs	30	—	—
Net cash from/(used in) financing activities	3,137	13,609	(9,451)
Net change in cash and cash equivalents	5,547	(18,869)	(10,780)
Cash and cash equivalents at beginning of year	19,387	38,256	49,036
Cash and cash equivalents at end of year	$24,934	$19,387	$38,256
Supplemental disclosures of cash flow information:
Cash paid during year for:
Interest	$2,749	$7,284	$2,337
Net income taxes paid	74	30	21
Supplemental noncash disclosures
Forgiveness of Series A Preferred Stock dividend, net	4,265	2,114	—
Forgiveness of Series A Preferred Stock face value	4,167	2,360	—
Transfer from loans to other real estate owned	—	247	1,332
Preferred dividends accrued but not paid	—	385	1,571
Subordinated debenture interest accrued but not paid	30	26	798

See accompanying notes to consolidated financial statements.

COMMUNITY FIRST, INC.

Notes to Consolidated Financial Statements

December 31, 2016

(Dollar amounts in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:  Community First, Inc. is a bank holding company organized under the laws of the State of Tennessee.  The Company provides a wide range of financial services through its wholly-owned subsidiary, Community First Bank & Trust.  The Company’s second subsidiary, Community First TRUPS Holding Company (“TRUPS HC”), was newly formed in 2016 to purchase and hold securities associated with the Company’s subordinated debentures.  The sole subsidiary of Community First Bank & Trust is Community First Properties, Inc., which was originally established as a Real Estate Investment Trust (“REIT”) but which terminated its REIT election in the first quarter of 2012.   Community First Bank & Trust together with its subsidiary is referred to herein as the “Bank”.   Community First, Inc., together with the Bank, is referred to herein as the “Company.”

The Bank conducts its banking activities in Maury, Williamson and Hickman Counties, in Tennessee.  Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans.  Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.  Commercial loans are expected to be repaid from cash flows from operations of businesses.  The significant loan concentrations that exceed 10% of total loans are as follows:  commercial real estate loans, 1-4 family residential loans, and construction loans.  The customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the Company’s market areas.  Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Principles of Consolidation:  The accompanying audited Consolidated Financial Statements and related footnotes have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for year-end financial information and with the Securities and Exchange Commission’s (“SEC”) instructions for Form 10-K, and conform to the general practices within the financial services industry.  All intercompany balances and transactions are eliminated in consolidation.  The Consolidated Financial Statements refer to “management” within the disclosures.  The Company’s definition of management is the executive management team of the Company and its subsidiaries.

Use of Estimates:  To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.  The allowance for loan losses, carrying values of other real estate owned, deferred tax assets and related valuation allowance, assumptions for retirement plans, and fair values of financial instruments are particularly subject to change.

Cash Flows:  Cash and cash equivalents include cash, demand deposits with other financial institutions, and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, time deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Earning Time Deposits in Other Financial Institutions:  Interest-earning time deposits in other financial institutions mature within one to three years and are carried at cost.

Securities:  Debt securities are classified as available for sale when they might be sold before maturity.  Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount.  Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer.  Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income (loss).  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale in Secondary Market:  Loans held for sale in secondary market, at fair value include mortgage loans, consisting of primarily residential real estate loans, that the Bank originates or identifies as loans it expects to sell prior to maturity.  When loans are originated or identified to be sold, they are recorded as loans held for sale and reported at fair value.  Fair value adjustments, as well as realized gains and loss are recorded in current earnings.  Generally, the fair value for loans held for sale on the secondary market is determined by outstanding commitments from third party investors and adjusted for certain direct loan origination costs.  In the normal course of business, at the time of funding the loan held for sale by the Company, there is a commitment from a third party investor to purchase the loan.  All loans held for sale in the secondary market are sold with the servicing rights released and with a service release premium.  Any loan origination fees and discounts on the loans sold are recorded in earnings.  A secondary market mortgage loan’s cost basis includes unearned deferred fees and costs, and premiums and discounts.  If a loan has been reported as held for sale and is then determined that it is unlikely to be sold, the loan is reclassified to loans at the lower of cost or fair value.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase discounts and an allowance for loan losses.  Interest income is accrued on the unpaid principal balance.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.   A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans originated to facilitate the sale of other real estate owned that exceed a loan balance to collateral value ratio of more than a certain percentage, depending on the loan type, are reclassified as other real estate owned on the balance sheet.  When the loan balance to collateral value becomes less than the threshold for that particular loan type, the loans are reported with other loans.  Interest income on loans reported in other real estate owned is included in loan interest income.

Concentration of Credit Risk:  Most of the Company’s business activity is with customers located within Maury, Hickman, and Williamson Counties of Tennessee.  Therefore, the Company’s exposure to credit risk is significantly affected by changes in the real estate market condition and economy in those counties.

Allowance for Loan Losses:  Credit risk is inherent in the business of extending loans to borrowers.  This credit risk is addressed through a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management determines that the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.

A loan is identified as impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest will not be collected when due according to the contractual terms of the loan agreement.  However, there are some loans that are termed impaired because of doubt regarding collectability of interest and principal according to the contractual terms, which are both fully secured by collateral and are current in their interest and principal payments.  Additionally, loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All loans over $250 that are unlikely to collect under existing terms are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.  For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance covers loans collectively evaluated for impairment and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years.  This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.  These economic factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.  The following loan portfolio segments have been identified with a discussion of the risk characteristics of these portfolio segments:

Real Estate Construction loans consist of loans made for both residential and commercial construction and land development.  Residential real estate construction loans are loans secured by real estate to build 1-4 family dwellings.  These are loans made to borrowers obtaining loans in their personal name for the personal construction of their own dwellings, or loans to builders for the purpose of constructing homes for resale.  These loans to builders can be for speculative homes for which there is no specific homeowner for which the home is being built, as well as loans to builders that have a pre-sale contract to another individual.

Commercial Construction loans are loans extended to borrowers secured by and to build commercial structures such as churches, retail strip centers, industrial warehouses or office buildings.  Land development loans are granted to commercial borrowers to finance the improvement of real estate by adding infrastructure so that ensuing construction can take place.  Construction and land development loans are generally short term in maturity to match the expected completion of a particular project.  These loan types are generally more vulnerable to changes in economic conditions in that they project there will be a demand for the project.  They require monitoring to ensure the project is progressing in a timely manner within the expected budgeted amount.  This monitoring is accomplished via periodic physical inspections by an outside third party.

1-4 Family Residential loans consist of both open end and closed end loans secured by first or junior liens on 1-4 family improved residential dwellings.  Open end loans are home equity lines of credit that allow the borrower to use equity in the real estate to borrow and repay as the need arises.  First and junior lien residential real estate loans are closed end loans with a specific maturity that generally does not exceed 7 years.  Economic conditions can affect the borrower’s ability to repay the loans and the value of the real estate securing the loans can change over the life of the loan.

Commercial Real Estate loans consist of loans secured by farmland or by improved commercial property.  Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production, grazing, or pasture land.  Improved commercial property can be owner occupied or non-owner occupied secured by commercial structures such as churches, retail strip centers, hotels, industrial warehouses or office buildings.  The repayment of these loans tends to depend upon the operation and management of a business or lease income from a business, and therefore adverse economic conditions can affect the ability to repay.

Other Real Estate Secured loans consist of loans secured by five or more multi-family dwelling units.  These loans are typically exemplified by apartment buildings or complexes.  The ability to manage and rent units affects the income that usually provides repayment for this type of loan.

Commercial, Financial, and Agricultural loans consist of loans extended for the operation of a business or a farm.  They are not secured by real estate.  Commercial loans are used to provide working capital, acquire inventory, finance the carrying of receivables, purchase equipment or vehicles, or purchase other capital assets. Agricultural loans are typically for purposes such as planting crops, acquiring livestock, or purchasing farm equipment.  The repayment of these loans comes from the cash flow of a business or farm and is generated by sales of crops or inventory or providing of services.  The collateral tends to depreciate over time and is difficult to monitor.  Frequent statements are required from the borrower pertaining to inventory levels or receivables aging.

Consumer loans consist largely of loans extended to individuals for purposes such as to purchase a vehicle or other consumer goods. These loans are not secured by real estate but are frequently collateralized by the consumer items being acquired with the loan proceeds.  This type of collateral tends to depreciate and therefore the term of the loan is tailored to fit the expected value of the collateral as it depreciates, along with specific underwriting policies and guidelines.

Tax Exempt loans consist of loans that are extended to entities such as municipalities.  These loans tend to be dependent on the ability of the borrowing entity to continue to collect taxes to repay the indebtedness.

Other Loans consist of those loans which are not elsewhere classified in these categories and are not secured by real estate.

Other Real Estate Owned:  Real estate acquired through or instead of loan foreclosure is reported as other real estate owned and initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense.  Operating costs after acquisition are expensed as incurred.

Premises and Equipment:  Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.  Premises and equipment that have been identified for future sale or other disposal, if any, are reported as held for sale at fair value.

Restricted Equity Securities:  These securities consist of Federal Home Loan Bank (“FHLB”) stock.  The Bank is a member of the FHLB system.  Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.  These securities are carried at cost, classified as restricted equity securities, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Bank Owned Life Insurance:  Bank owned life insurance (“BOLI”) is life insurance purchased by the Bank on certain current or former key executives.  The Bank is the owner and beneficiary of the policies.  BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Intangible Assets:  Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the Company’s acquisition of the First National Bank of Centerville, in Centerville, Tennessee (“First National”) in 2007.  These assets are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which were determined to be 15 years.

Mortgage Banking Derivatives:  Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market are accounted for as free standing derivatives and recorded at fair value.  Fair values of these mortgage derivatives are estimated based on the anticipated gain from the sale of the underlying loan.  Changes in the fair values of these derivatives are included in noninterest income as gain on sale of loans.

Long-Term Assets:  Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock-Based Compensation:   Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant.  A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.  Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.  A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans:  Supplemental employee retirement plan (“SERP”) expense is the net of service and interest cost. Employee 401(k) and profit sharing plan expense is the amount of matching contributions.  The Company has matched 100% of the first 3% and 50% of the next 2% the employee contributes to their 401(k) annually.

Employee Stock Purchase Plan:  During 2008, the Company approved the Community First, Inc. Employee Stock Purchase Plan (the “Plan”).  Under the Plan, eligible employees may elect for the Company to withhold a portion of their periodic compensation and purchase common shares of the Company at a purchase price equal to 95% of the closing market price of the shares of common stock on the last day of the three-month trading period.  Expenses for the plan consist of administrative fees from the Company’s transfer agent and are immaterial.

Earnings per Common Share:  Basic earnings per share available to common shareholders is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share available to common shareholders include the dilutive effect of additional potential common shares issuable under stock options.  Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Comprehensive Income:  Comprehensive income consists of net income and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.  At December 31, 2016, the Bank was in compliance with its reserve requirements.

Dividend Restriction:  The Company’s primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank.  Applicable state laws and the regulations of the Federal Reserve Bank and the Federal Deposit Insurance Corporation regulate the payment of dividends.  Under the state regulations, the amount of dividends that may be paid by the Bank to the Company without prior approval of the Commissioner of the Tennessee Department of Financial Institutions is limited in any one calendar year to an amount equal to the net income in the calendar year of declaration plus retained net income for the preceding two years; however, future dividends will be dependent on the level of earnings, capital and liquidity requirements and considerations of the Bank and Company.

Fair Value of Financial Instruments:  Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in Note 7.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments:  While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis.  All of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The following table summarizes the amortized cost and fair value of the available for sale securities portfolio at December 31, 2016 and 2015 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2016
Mortgage-backed - residential	$69,938	$21	$(2,060)	$67,899
State and municipals	1,309	3	(4)	1,308
Total	$71,247	$24	$(2,064)	$69,207

2015
Mortgage-backed - residential	$116,537	$176	$(619)	$116,094
State and municipals	2,705	26	(1)	2,730
Total	$119,242	$202	$(620)	$118,824

The proceeds from sales of securities and the associated gains and losses for the three most recently completed fiscal years are listed below:

	2016	2015	2014
Proceeds	$54,993	$23,000	$34,427
Gross gains	226	103	483
Gross losses	—	(93)	(262)

Tax provision related to the net realized gains was $87 for 2016, $6 for 2015 and $0 for 2014.

The amortized cost and fair value of the investment securities portfolio are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity are shown separately.

	December 31, 2016
	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due after one through five years	505	506
Due after five through ten years	804	802
Due after ten years	—	—
Mortgage-backed - residential	69,938	67,899
Total	$71,247	$69,207

Securities pledged at December 31, 2016 and 2015 had carrying amounts of $47,707 and $46,757, respectively, and were pledged to secure public deposits and repurchase agreements.

The Company did not hold securities of any one issuer, other than U.S. Government sponsored entities, with a face amount greater than 10% of shareholders’ equity as of December 31, 2016 or 2015.

The following table summarizes the investment securities with unrealized losses at December 31, 2016 and 2015 aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
2016
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed - residential	$67,475	$(2,060)	$—	$—	$67,475	$(2,060)
State and municipals	1,079	(4)	—	—	1,079	(4)
Total temporarily impaired	$68,554	$(2,064)	$—	$—	$68,554	$(2,064)

	Less than 12 Months		12 Months or More		Total
2015
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed - residential	$91,293	$(614)	$311	$(5)	$91,604	$(619)
State and municipals	403	(1)	—	—	403	(1)
Total temporarily impaired	$91,696	$(615)	$311	$(5)	$92,007	$(620)

Other-Than-Temporary Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) quarterly, and more frequently when economic or market conditions warrant such an evaluation. Securities classified as available for sale are generally evaluated for OTTI under the provisions of ASC 320-10, Investments - Debt and Equity Securities. In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI is identified, the amount of the OTTI that will be recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

As of December 31, 2016, the Company’s securities portfolio consisted of 42 securities, 38 of which were in an unrealized loss position. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is not more likely than not that it will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

NOTE 3 - LOANS

Loans outstanding by category at December 31, 2016 and 2015 were as follows:

	2016	2015
Real estate construction:
Residential construction	$18,834	$11,191
Other construction	13,056	10,178
1-4 family residential:
Revolving, open ended	11,908	15,278
First liens	106,074	83,441
Junior liens	1,909	1,781
Commercial real estate:
Farmland	6,642	7,855
Owner occupied	63,313	50,334
Non-owner occupied	58,259	53,175
Other real estate secured loans	9,427	6,369
Commercial, financial and agricultural:
Agricultural	1,132	1,053
Commercial and industrial	18,103	17,184
Consumer	6,681	6,476
Tax exempt	—	4
Other	145	150
	$315,483	$264,469

Residential mortgage loans intended to be sold to secondary market investors that were not subsequently sold totaled $0 at December 31, 2016 and 2015.  However, prior to 2015, the Bank did have some loans that met this criteria and are still retained in the Bank’s portfolio.  These loans were transferred at fair value to the Bank’s held for investment loan portfolio.  The principal balance and carrying value of the previously mentioned loans reclassified from held for sale to portfolio loans was $55 and $513 at December 31, 2016 and 2015, respectively.

Changes in the allowance for loan losses were as follows:

	2016	2015	2014
Balance at beginning of year	$4,275	$5,171	$8,039
(Reversal of) provision for loan losses	(632)	(2,257)	(1,014)
Loans charged off	(42)	(322)	(2,061)
Recoveries	156	1,683	207
Balance at end of year	$3,757	$4,275	$5,171

The following tables present activity in allowance for loan losses and the outstanding loan balance by portfolio segment and based on impairment method as of December 31, 2016. The balances for “recorded investment” in the following tables related to credit quality do not include approximately $898 and $792 in accrued interest receivable at December 31, 2016 and 2015, respectively.  Accrued interest receivable is a component of the Company’s recorded investment in loans.

	Real Estate Construction	1-4 Family Residential	Commercial Real Estate	Other Real Estate Secured Loans	Commercial, Financial and Agricultural	Consumer	Tax Exempt	Other Loans	Unallocated	Total
December 31, 2016
Allowance for loan losses:
Beginning Balance	$873	$1,679	$720	$12	$588	$17	$—	$—	$386	$4,275
Charge-offs	—	(5)	—	—	—	—	—	(37)	—	(42)
Recoveries	3	42	11	—	9	8	—	83	—	156
(Reversal of) provision	(15)	93	(124)	(7)	(137)	(10)	—	(46)	(386)	(632)
Total ending allowance balance	$861	$1,809	$607	$5	$460	$15	$—	$—	$—	$3,757
December 31, 2015
Allowance for loan losses:
Beginning Balance	$892	$2,332	$994	$22	$399	$22	$—	$—	$510	$5,171
Charge-offs	—	(246)	—	—	(25)	(6)	—	(45)	—	(322)
Recoveries	128	161	620	—	259	5	—	510	—	1,683
(Reversal of) provision	(147)	(568)	(894)	(10)	(45)	(4)	—	(465)	(124)	(2,257)
Total ending allowance balance	$873	$1,679	$720	$12	$588	$17	$—	$—	$386	$4,275

December 31, 2014
Allowance for loan losses:
Beginning Balance	$1,249	$3,235	$1,273	$33	$704	$24	$—	$929	$592	$8,039
Charge-offs	(103)	(341)	(25)	—	(489)	(1)	—	(1,102)	—	(2,061)
Recoveries	44	31	30	—	51	9	—	42	—	207
(Reversal of) provision	(298)	(593)	(284)	(11)	133	(10)	—	131	(82)	(1,014)
Total ending allowance balance	$892	$2,332	$994	$22	$399	$22	$—	$—	$510	$5,171
Ending allowance balance attributable to loans at December 31, 2016:
Individually evaluated for impairment	$—	$18	$55	$—	$—	$—	$—	$—	$—	$73
Collectively evaluated for Impairment	861	1,791	552	5	460	15	—	—	—	3,684
Total ending allowance balance	$861	$1,809	$607	$5	$460	$15	$—	$—	$—	$3,757
Ending allowance balance attributable to loans at December 31, 2015:
Individually evaluated for impairment	$—	$84	$134	$—	$121	$1	$—	$—	$—	$340
Collectively evaluated for Impairment	873	1,595	586	12	467	16	—	—	386	3,935
Total ending allowance balance	$873	$1,679	$720	$12	$588	$17	$—	$—	$386	$4,275

Loans at December 31, 2016:
Individually evaluated for impairment	$2	$554	$761	$—	$7	$10	$—	$—		$1,334
Collectively evaluated for impairment	31,888	119,337	127,453	9,427	19,228	6,671	—	145		314,149
Total loans balance	$31,890	$119,891	$128,214	$9,427	$19,235	$6,681	$—	$145		$315,483
Loans at December 31, 2015:
Individually evaluated for impairment	$50	$2,179	$5,488	$—	$233	$14	$—	$—		$7,964
Collectively evaluated for impairment	21,319	98,321	105,876	6,369	18,004	6,462	4	150		256,505
Total loans balance	$21,369	$100,500	$111,364	$6,369	$18,237	$6,476	$4	$150		$264,469

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$2	$2	$—	$11	$—	$—
1-4 family residential:
Revolving, open ended	34	34	—	38	2	2
First liens	397	397	—	398	13	21
Junior liens	20	20	—	16	1	1
Commercial real estate:
Farmland	120	120	—	115	10	10
Owner occupied	—	—	—	707	—	—
Non-owner occupied	30	30	—	31	2	2
Commercial, financial and agricultural:
Commercial and industrial	10	7	—	8	1	1
Consumer	—	—	—	1	—	—
Other loans	—	—	—	—	—	—
Total with no related allowance recorded	613	610	—	1,325	29	37
With an allowance recorded:
Real estate construction:
Other construction	—	—	—	2	—	—
1-4 family residential:
Revolving, open ended	33	33	12	33	2	2
First liens	71	70	6	984	2	3
Commercial real estate:
Owner occupied	611	611	56	2,079	32	46
Non-owner occupied	—	—	—	656	—	—
Commercial, financial and agricultural:
Commercial and industrial	—	—	(1)	134	—	—
Consumer	10	10	—	11	1	1
Total with an allocated allowance recorded	725	724	73	3,899	37	52
Total	$1,338	$1,334	$73	$5,224	$66	$89

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2015:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$45	$45	$—	$1,476	$4	$4
1-4 family residential:
Revolving, open ended	56	56	—	54	3	3
First liens	383	383	—	76	42	35
Junior liens	—	—	—	32	4	5
Commercial real estate:
Farmland	82	82	—	16	3	3
Owner occupied	1,185	1,185	—	237	55	56
Non-owner occupied	31	31	—	510	3	3
Commercial, financial and agricultural:
Commercial and industrial	13	9	—	2	—	—
Consumer	3	3	—	4	—	—
Other loans	—	—	—	811	—	—
Total with no related allowance recorded	1,798	1,794	—	3,218	114	109
With an allowance recorded:
Real estate construction:
Other construction	5	5	—	834	—	—
1-4 family residential:
Revolving, open ended	33	33	29	35	2	2
First liens	1,707	1,707	55	1,822	91	96
Junior liens	—	—	—	35	—
Commercial real estate:
Owner occupied	3,093	3,093	108	1,050	168	152
Non-owner occupied	1,097	1,097	26	772	62	60
Commercial, financial and agricultural:
Commercial and industrial	224	224	121	90	17	13
Consumer	11	11	1	3	1	1
Other loans	—	—	—	—	—	—
Total with an allocated allowance recorded	6,170	6,170	340	4,641	341	324
Total	$7,968	$7,964	$340	$7,859	$455	$433

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2014:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Residential construction	$—	$—	$—	$821	$—	$—
Other construction	3,952	3,849	—	5,102	—	—
1-4 family residential:
Revolving, open ended	54	54	—	42	3	3
First liens	—	—	—	774	6	6
Junior liens	108	108	—	69	—	(1)
Commercial real estate:
Owner occupied	—	—	—	353	—	—
Non-owner occupied	3,188	1,233	—	1,518	3	3
Other real estate loans	—	—	—	88	—	—
Commercial, financial and agricultural:
Commercial and industrial	—	—	—	28	—	—
Consumer	4	4	—	3	—	—
Other loans	6,652	1,351	—	676	—	—
Total with no related allowance recorded	13,958	6,599	—	9,474	12	11
With an allowance recorded:
Real estate construction:
Residential construction	—	—	—	925	55	56
Other construction	1,402	1,402	66	2,842	1	1
1-4 family residential:
Revolving, open ended	37	37	33	94	3	4
First liens	1,299	1,299	93	2,474	65	69
Commercial real estate:
Owner occupied	545	545	55	734	64	66
Non-owner occupied	—	—	—	604	—	—
Commercial, financial and agricultural:
Commercial and industrial	—	—	—	92	—	—
Consumer	3	3	—	9	—	—
Other loans	—	—	—	926	—	—
Total with an allocated allowance recorded	3,286	3,286	247	8,700	188	196
Total	$17,244	$9,885	$247	$18,174	$200	$207

Troubled Debt Restructurings

The Company has $62 of specific allocations in the allowance for loan losses to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2016 compared to $311 at December 31, 2015.  The Company lost $8 and $43 of interest income in 2016 and 2015, respectively, that would have been recorded in interest income if the specific loans had not been restructured.  The Bank had no commitments to lend additional funds to loans classified as troubled debt restructurings at December 31, 2016 and December 31, 2015.

During 2016, the terms of certain loans were modified as troubled debt restructurings.  The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk.

Modifications involving a reduction of the stated interest rate and extension of the maturity date of the loan were for periods ranging from six months to two years.

Changes in the Company’s restructured loans are set forth in the table below:

	Number of Loans	Recorded Investment
Totals at January 1, 2016	27	$7,931
Additional loans with concessions	1	21
Reductions due to:
Reclassified as nonperforming	—	—
Paid in full	(2)	(225)
Charge-offs	(1)	(2)
Transfer to other real estate owned	—	—
Principal paydowns	—	(73)
Lapse of concession period	—	—
TDR reclassified as performing loan	(6)	(6,350)
Totals at December 31, 2016	19	$1,302

The following table presents loans by class modified as troubled debt restructurings that occurred during 2016 and 2015:

December 31, 2016	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
1-4 family residential:
First liens	1	$21	$21
Total	1	21	21

December 31, 2015	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real estate construction:
Other construction	1	$52	$52
1-4 family residential:
Revolving, open ended	1	4	4
First liens	2	1,677	1,677
Commercial real estate:
Farmland	1	82	82
Owner occupied	1	136	136
Non-owner occupied	1	1,113	1,113
Commercial, financial, and agricultural
Commercial and industrial	2	237	237
Consumer	1	11	11
Total	10	3,312	3,312

Total troubled debt restructurings had an outstanding balance of $1,302 and had $62 in specific allocations of the allowance for loan losses at December 31, 2016.  Total troubled debt restructurings increased the allowance for loan losses by $0 in 2016 and 2015.  Troubled debt restructurings still accruing interest totaled $737 and $6,729 at December 31, 2016 and 2015, respectively.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during 2016 and 2015:

December 31, 2016	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
1-4 family residential
First liens	1	$26	$26
Total	1	$26	$26

December 31, 2015	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial, financial, and agricultural
Commercial and industrial	1	$224	$224
Total	1	$224	$224

A loan is considered to be in payment default once it is more than 90 days contractually past due under the modified terms.  Troubled debt restructurings that subsequently defaulted as described above increased the allowance for loan losses by $0 and resulted in charge-offs of $0 during 2016 and 2015.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification.  This evaluation is performed in accordance with the Company’s internal loan policy.  Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Nonaccrual	Loans past due over 90 days still accruing	Nonaccrual	Loans past due over 90 days still accruing
Real estate construction:
Residential construction	$135	$—	$—	$—
Other construction	14	—	16	—
1-4 family residential:
Revolving, open ended	33	—	82	—
First liens	761	—	173	—
Commercial real estate:
Farmland	—	—	82	—
Owner occupied	221	—	—	—
Non-owner occupied	419	—	—	—
Commercial, financial and agricultural:
Commercial and industrial	12	—	12	—
Other loans	—	—	10	—
Total	$1,595	$—	$375	$—

The following table presents the aging of the recorded investment in past due loans, including nonaccrual loans as of December 31, 2016 and 2015 by class of loans:

December 31, 2016	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Real estate construction:
Residential construction	$175	$—	$—	$175	$18,659	$18,834
Other construction	—	—	—	—	13,056	13,056
1-4 family residential:
Revolving, open ended	28	—	—	28	11,880	11,908
First liens	1,113	412	—	1,525	104,549	106,074
Junior liens	—	—	—	—	1,909	1,909
Commercial real estate:
Farmland	—	—	—	—	6,642	6,642
Owner occupied	—	177	—	177	63,136	63,313
Non-owner occupied	—	—	—	—	58,259	58,259
Other real estate secured loans	—	—	—	—	9,427	9,427
Commercial, financial and agricultural:
Agricultural	—	—	—	—	1,132	1,132
Commercial and industrial	—	—	—	—	18,103	18,103
Consumer	50	10	—	60	6,621	6,681
Tax exempt	—	—	—	—	—	—
Other loans	—	—	—	—	145	145
Total	$1,366	$599	$—	$1,965	$313,518	$315,483

December 31, 2015	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Real estate construction:
Residential construction	$—	$—	$—	$—	$11,191	$11,191
Other construction	5	23	—	28	10,150	10,178
1-4 family residential:
Revolving, open ended	117	75	23	215	15,063	15,278
First liens	712	—	122	834	82,607	83,441
Junior liens	—	—	—	—	1,781	1,781
Commercial real estate:
Farmland	—	—	—	—	7,855	7,855
Owner occupied	221	—	—	221	50,113	50,334
Non-owner occupied	—	350	—	350	52,825	53,175
Other real estate secured loans	—	—	—	—	6,369	6,369
Commercial, financial and agricultural:
Agricultural	—	—	10	10	1,043	1,053
Commercial and industrial	—	400	—	400	16,784	17,184
Consumer	4	—	—	4	6,472	6,476
Tax exempt	—	—	—	—	4	4
Other loans	—	—	—	—	150	150
Total	$1,059	$848	$155	$2,062	$262,407	$264,469

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  The Company assigns an initial credit risk rating on every loan.  All loan relationships with aggregate debt greater than $250 are reviewed at least annually or more frequently if performance of the loan or other factors warrant review.  Smaller balance loans are reviewed and evaluated based on changes in loan performance, such as becoming past due or upon notifying the Bank of a change in the borrower’s financial status.  This analysis is performed on a monthly basis.  The Company uses the following definitions for risk ratings:

Pass.  Loans in this category are to persons or entities with good balance sheets, acceptable liquidity, and acceptable or strong earnings.  Guarantors have reasonable or strong net worth, liquidity and earnings.  Collateral is acceptable or strong, and is at or below policy advance rates.  These borrowers have acceptable quality management if they are entities and have handled previous obligations with the Bank substantially within agreed-upon terms.  Cash flow is adequate to service long-term debt.  These entities may be minimally profitable now, with projections indicating continued profitability into the foreseeable future.  Overall, these loans are basically sound.

Watch.  Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition.  The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments.  While the Bank continues to be adequately secured, the borrower’s margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition.  Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank’s exposure.  This classification includes loans to established borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention.  Loans with potential weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank’s credit position in the future.

Substandard.  Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful.  Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values.   These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank’s portfolio.  Credit quality information related to impaired loans was presented above and is excluded from the tables below.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.  As of December 31, 2016 and 2015, and based on the most recent analysis performed, the risk categories of loans by class of loans are as follows:

December 31, 2016	Pass	Watch	Special Mention	Substandard	Doubtful
Real estate construction:
Residential construction	$18,524	$175	$—	$135	$—
Other construction	12,615	68	6	365	—
1-4 family residential:
Revolving, open ended	11,642	189	—	11	—
First liens	95,795	8,749	412	652	—
Junior liens	1,833	57	—	—	—
Commercial real estate:
Farmland	5,401	—	—	1,121	—
Owner occupied	60,976	1,725	—	—	—
Non-owner occupied	56,778	1,033	—	419	—
Other real estate loans	9,427	—	—	—	—
Commercial, financial and agricultural:
Agricultural	1,131	—	—	—	—
Commercial and industrial	16,396	1,309	—	390	—
Consumer	6,594	64	10	2	—
Tax exempt	—	—	—	—	—
Other loans	145	—	—	—	—
Total	$297,257	$13,369	$428	$3,095	$—

December 31, 2015	Pass	Watch	Special Mention	Substandard	Doubtful
Real estate construction:
Residential construction	$11,147	$45	$—	$—	$—
Other construction	8,182	47	7	1,891	—
1-4 family residential:
Revolving, open ended	14,816	77	—	295	—
First liens	70,656	10,064	—	630	—
Junior liens	1,783	—	—	—	—
Commercial real estate:
Farmland	5,897	185	—	1,691	—
Owner occupied	43,953	2,104	—	—	—
Non-owner occupied	50,473	1,183	—	390	—
Other real estate loans	6,369	—	—	—	—
Commercial, financial and agricultural:
Agricultural	1,043	10	—	—	—
Commercial and industrial	15,452	1,099	—	400	—
Consumer	6,438	16	—	8	—
Tax exempt	4	—	—	—	—
Other loans	150	—	—	—	—
Total	$236,363	$14,830	$7	$5,305	$—

NOTE 4 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2016 and 2015 were as follows:

	2016	2015
Land	$5,025	$5,025
Buildings and improvements	8,804	8,688
Furniture and equipment	5,013	4,812
Construction in process	—	—
	18,842	18,525
Less: Accumulated depreciation	(7,464)	(6,852)
	$11,378	$11,673

Depreciation expense for the years ended 2016, 2015, and 2014 was $612, $591 and $551, respectively.

The Bank leases certain branch properties and equipment under operating leases.  Rent expense for 2016, 2015, and 2014 was $69, $69, and $(21), respectively. Rent commitments under noncancelable operating leases including renewal options expected to be exercised are as follows:

2017	$15
2018	2
2019	—
2020	—
2021	—
Thereafter	—
$17

During 2014, the Bank purchased a parcel of land that had been previously leased for use as a branch location.  This purchase resulted in an increase in the carrying balance of land and a reduction in rent expense during 2014. The decrease in rent expense is due to the reversal of deferred rent in conjunction with the cancellation of the lease for the purchased parcel of land.

NOTE 5 – INTANGIBLE ASSETS

Acquired intangible assets resulting from the Company’s acquisition of First National in 2007 were as follows at December 31, 2016 and 2015:

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangible	$2,812	$(2,008)	$2,812	$(1,871)

Amortization expenses of $137 were recognized in each of 2016, 2015 and 2014.

Estimated amortization expense is $137 per year throughout the remaining estimated life of the intangible asset.

NOTE 6 – OTHER REAL ESTATE OWNED

The carrying amount of other real estate owned is comprised of foreclosed properties, loans made to facilitate the sale of other real estate owned, and a parcel of land purchased by the Bank for construction of a new branch facility that was held for disposal at December 31, 2016.  Foreclosed properties totaled $6,882 offset by a valuation allowance of $2,185 at December 31, 2016 and $10,105 offset by a valuation allowance of $2,277 at December 31, 2015.  There were no loans made to facilitate the sale of other real estate owned at December 31, 2016 and 2015.  Bank properties held for disposal were $0 at December 31, 2016 and 2015.

Expenses related to foreclosed assets include:

	2016	2015	2014
Net loss on sales	$77	$185	$177
Operating expenses, net of rental income	(24)	(214)	71
Other real estate owned valuation write-downs	169	900	622

Total expenses	$222	$871	$870

Activity in the valuation allowance was as follows:

	2016	2015	2014
Beginning of year	$2,277	$1,785	$1,819
Additions charged to expense	169	900	622
Direct write downs	(261)	(408)	(656)

End of year	$2,185	$2,277	$1,785

NOTE 7 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities:  The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on matrix pricing which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities’ relationship to other benchmark quoted securities  (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using estimates of current market rates for each type of security. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Loans Held for Sale in Secondary Market:  Generally, the fair value of loans held for sale is based on what secondary markets are currently offering for loans with similar characteristics or based on an agreed upon sales price with third party investors and typically result in a Level 2 classification of the inputs for determining fair value.

Impaired Loans:  The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned:  Real estate acquired through foreclosure on a loan or by surrender of the real estate in lieu of foreclosure is called “OREO”.  OREO is initially recorded at the fair value of the property less estimated costs to sell, which establishes a new cost basis.  OREO is subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Valuation adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.  Valuation adjustments are also required when the listing price to sell a parcel of OREO has had to be reduced below the current carrying value.  If there is a decrease in the fair value of the property from the last valuation, the decrease in value is charged to noninterest expense.  All income produced from, changes in fair values in, and gains and losses on OREO is also included in noninterest expense.  During the time the property is held, all related operating and maintenance costs are expensed as incurred.

Appraisals for both collateral dependent impaired loans and OREO are performed by certified general appraisers, certified residential appraisers or state licensed appraisers whose qualifications and licenses are annually reviewed and verified by the Bank.  Once received, either Bank personnel or an independent review appraiser reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value, and determines whether the appraisal is reasonable.  Appraisals for collateral dependent impaired loans and OREO are updated annually.  On an annual basis, the Company compares the actual selling costs of collateral that has been liquidated to the selling price to determine what additional adjustment should be made to the appraisal value to arrive at fair value.  The Company’s analysis indicated that an additional discount of 15% should be applied to properties with appraisals performed within 12 months.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market are accounted for as free standing derivatives.  Fair values of these mortgage derivatives are estimated based on the anticipated gain from the sale of the underlying loan.  Changes in the fair values of these derivatives are included in noninterest income as gain on sale of loans.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2016 using
	Carrying Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
Mortgage-backed - residential	$67,899	$67,899	$—
State and municipal	1,308	1,308	—
Total available for sale securities	69,207	69,207	—
Loans held for sale, in secondary market	561	561	—

		Fair Value Measurements at December 31, 2015 using
	Carrying Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
Mortgage-backed - residential	$116,094	$116,094	$—
State and municipal	2,730	2,629	101
Total available for sale securities	118,824	118,723	101
Loans held for sale, in secondary market	156	156	—

Loans held for sale, at fair value had a carrying amount of $547 at December 31, 2016 compared to $153 at December 31, 2015.  The carrying amount includes an adjustment to fair value resulting in additional income of $14 at December 31, 2016.

The following table summarizes the differences between the fair value and the principal balance for loans held for sale measured at fair value as of December 31, 2016:

	Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale, in secondary market	$561	$547	$14

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for each of the periods ended December 31, 2016 and 2015:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	State and County Municipal securities
	2016	2015
Balance at beginning of period	$101	$103
Securities sold	(100)	—
Change in fair value	(1)	(2)
Balance at end of period	$—	$101

The following methods and assumptions were used by the Company in generating its fair value disclosures:

U.S. Government Sponsored Entities and Mortgage-Backed Securities:

The Company uses an independent third party to value its U.S. government sponsored entities and mortgage-backed securities, which are obligations that are not backed by the full faith and credit of the United States government and consist of Government Sponsored Entities that either issue the securities or guarantee the collection of principal and interest payments thereon. The third party’s valuation approach uses relevant information generated by recently executed transactions that have occurred in the market place that involve similar assets, as well as using cash flow information when necessary. These inputs are observable, either directly or indirectly in the market place for similar assets. The Company considers these valuations to be Level 2 pricing; however, when the securities are added to the portfolio after the third party’s system-wide market value monthly update, the valuations are considered Level 3 pricing.

State and Municipal Securities:

The valuation of the Company’s state and municipal securities is supported by analysis prepared by an independent third party.  Their approach to determining fair value involves using recently executed transactions for similar securities and market quotations for similar securities.  For these securities that are rated by the rating agencies and have recent trades, the Company considers these valuations to be Level 2 pricing.  For these securities that are not rated by the rating agencies and for which trading volumes are thin, the valuations are considered Level 3 pricing.

Corporate Securities:

For corporate securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows (Level 3 inputs) as determined by an independent third party. The significant unobservable inputs used in the valuation model include discount rates and yields or current spreads to U.S. Treasury rates.

Assets and Liabilities Measured on a Non-recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	December 31, 2016
	Carrying Value	Fair Value Measurements Using Other Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
1-4 family residential	$21	$21
Commercial real estate	206	206
Total impaired loans	227	227
Other real estate owned:
Construction and development	2,839	2,839
1-4 family residential	149	149
Non-farm, non-residential	1,709	1,709
Total other real estate owned	4,697	4,697

	December 31, 2015
	Carrying Value	Fair Value Measurements Using Other Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
1-4 family residential	$6	$6
Commercial real estate	206	206
Commercial, financial and agricultural	112	112
Total impaired loans	324	324
Other real estate owned:
Construction and development	2,104	2,104
1-4 family residential	665	665
Non-farm, non-residential	3,551	3,551
Total other real estate owned	6,320	6,320

Impaired loans with specific allocations, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had, at December 31, 2016, a principal balance of $254 with a valuation allowance of $27 resulting in an immaterial impact on the allowance for loan losses for the year ended December 31, 2016. At December 31, 2015, impaired loans with specific allocations had a principal balance of $490, with a valuation allowance of $166 resulting in an immaterial impact on the allowance for loan losses for the year ended December 31, 2015.

Other real estate owned, measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $4,697, which is made up of the outstanding balance of $6,086, net of a valuation allowance of $1,389 at December 31, 2016, resulting in a write-down of $168 charged to expense in the year ended December 31, 2016.  Net carrying amount was $6,320 at December 31, 2015, which was made up of the outstanding balance of $8,188, net of a valuation allowance of $1,868, resulting in a write-down of $447 charged to expense during 2015.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments at fair value on a non-recurring basis at December 31, 2016:

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average) (1)
Impaired Loans:
1-4 Family residential	$21	Sales comparison approach	Adjustment for differences between the comparable sales	(0.0%) – (0.0%) (0.0%)
Commercial real estate	206	Sales comparison approach	Adjustment for differences between the comparable sales	(8.0%) – (8.0%) (8.0%)
Other real estate owned:
Construction and development	2,839	Sales comparison approach	Adjustment for differences between the comparable sales	(0.0%) – (22.0%) (6.2%)
Non-farm, non-residential	149	Sales comparison approach	Adjustment for differences between the comparable sales	(9.0%) – (9.0%) (9.0%)
1-4 Family residential	1,709	Sales comparison approach	Adjustment for differences between the comparable sales	(0.0%) – (0.0%) (0.0%)

(1)

The range presented in the table reflects the discounts applied by the independent appraiser in arriving at their conclusion of market value.  Management applies an additional 15% discount to the appraiser’s conclusion of market value to arrive at fair value.

Carrying amount and estimated fair values of significant financial instruments at December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$24,934	$24,934	$24,934	$—	$—
Time deposits in other financial institutions	24,797	24,784	—	24,784	—
Securities available for sale	69,207	69,207	—	69,207	—
Loans held for sale	561	561	—	561	—
Loans, net of allowance	311,726	299,359	—	—	299,359
Restricted equity securities	1,727	NA	NA	NA	NA
Financial liabilities
Deposits with stated maturities	198,770	199,672	—	199,672	—
Deposits without stated maturity	224,637	224,637	224,637	—	—
Subordinated debentures	13,000	13,000	—	—	13,000

	December 31, 2015
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$19,387	$19,387	$19,387	$—	$—
Time deposits in other financial institutions	24,305	24,281	—	24,281	—
Securities available for sale	118,824	118,824	—	118,723	101
Loans held for sale	156	156	—	156	—
Loans, net of allowance	260,194	252,881	—	—	252,881
Restricted equity securities	1,727	NA	NA	NA	NA
Financial liabilities
Deposits with stated maturities	203,902	204,866	—	204,866	—
Deposits without stated maturity	212,812	212,812	212,812	—	—
Subordinated debentures	23,000	23,000	—	—	23,000

Carrying amount is the estimated fair value for cash and cash equivalents, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully resulting in a Level 1 classification.  Fair value for accrued interest receivable and payable is based on the contractual terms of the facility, resulting in a Level 1, Level 2 or Level 3 classification based on the classification of the respective facility.  The method for determining fair values of securities is discussed above.  Restricted equity securities do not have readily determinable fair values due to their restrictions on transferability, therefore no fair value is presented. For fixed rate loans and variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk resulting in a Level 3 classification.  For fixed and variable rate deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk resulting in a Level 2 classification.  Fair value of impaired loans is estimated using discounted cash flow analysis or underlying collateral values resulting in a Level 3 classification.  Fair value of loans held for sale is based on market quotes resulting in a Level 2 classification.  Fair value of FHLB advances is based on discounted cash flows using current rates for similar financing resulting in a Level 2 classification.  Fair value of subordinated debentures is based on discounted cash flows using current rates for similar financing resulting in a Level 3 classification.  The fair value of off-balance-sheet items is not considered material.

NOTE 8 - DEPOSITS

Deposits at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Noninterest-bearing demand accounts	$78,813	$71,874
Interest-bearing demand accounts	145,824	141,129
Savings accounts	34,306	31,255
Time deposits greater than $100	82,292	85,621
Other time deposits	82,172	86,835

	$423,407	$416,714

At December 31, 2016, scheduled maturities of time deposits are as follows:

2017	$127,861
2018	21,056
2019	6,228
2020	6,587
2021	2,732
Thereafter	—
$164,464

Included in other time deposits above are brokered time deposits of $1,392 with a weighted rate of 0.90% at December 31, 2016.  No brokered time deposits were held at December 31, 2015.  These deposits represent funds which the Bank obtained, directly, or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling an interest in those deposits to third parties. As of December 31, 2016, the Bank’s entire portfolio of brokered deposits is scheduled to mature in 2018.

In addition, the Bank has $3,720 in national market time deposits which are purchased by customers through a third-party internet site at December 31, 2016 compared to $5,855 at December 31, 2015.  All of these national market time deposits mature in 2017 and 2018.

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

The Bank has established a line of credit with the FHLB, which is secured by a blanket pledge of the Bank’s 1-4 family residential mortgage loans, commercial real estate loans and open end home equity loans as collateral.  The extent of the line is dependent, in part, on available collateral.  The arrangement is structured so that the carrying value of the loans pledged amounts to 125% on residential 1-4 family loans, 120% on commercial real estate, and 155% of open end home equity loans of the principal balance of the advances from the FHLB.

To participate in this program, the Bank is required to be a member of the FHLB and own stock in the FHLB.  The Bank held $1,727 of such stock at December 31, 2016 and 2015, to satisfy this requirement.  Qualifying loans totaling $239,057 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2016.  At December 31, 2016, the Bank was eligible to borrow $129,010 from the FHLB.

The Bank has a cash management line of credit with the FHLB totaling $10,000 that will mature in September 2017.  At December 31, 2016 and 2015 $0 was drawn on the line.  The interest rate on the line varies daily based on the federal funds rate.   The rate for the line of credit was 0.74% at December 31, 2016.

NOTE 10 - SUBORDINATED DEBENTURES

In 2002, the Company issued $3,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a private offering of trust preferred securities.  The securities mature on December 31, 2032; however, the Company can currently repay the securities at any time without penalty, subject to approval from the FRB.  The interest rate on the subordinated debentures as of December 31, 2016 was 4.25%.  The subordinated debentures bear interest at a floating rate equal to the New York Prime rate plus 50 basis points.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods.  These debentures are presented in liabilities on the balance sheet but count as Tier 1 capital for regulatory capital purposes.  Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities.  Certain of the Company’s principal officers, directors, and their affiliates owned $700 of the $3,000 subordinated debentures at year-end 2016 and 2015.  The proceeds from this offering were utilized to increase the Bank’s capital.

In 2005, the Company issued $5,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a pool offering of trust preferred securities.  These securities mature on September 15, 2035, however, the Company can currently repay the securities at any time without penalty, subject to approval from the FRB.  The interest rate on the subordinated debentures as of December 31, 2016 was 2.463%.  The subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 1.50%.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods.    These debentures are presented in liabilities on the balance sheet but count as Tier 1 capital for regulatory purposes.  There was no debt issuance cost in obtaining the subordinated debentures.  The proceeds from the pooled offering were used to increase the Bank’s capital.

In 2007, the Company issued $15,000 of redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities.  These subordinated debentures mature in 2037; however, the Company can currently repay the securities at any time without penalty, subject to approval from the FRB. The interest rate on the subordinated debentures was 7.96% until December 15, 2012, and thereafter the subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 3.0%.  At December 31, 2016, the interest rate was 3.963%.  The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet but $6,170 of the debentures count as Tier 1 capital and the remaining $8,830 is considered as Tier 2 capital for regulatory purposes.  There was no debt issuance cost in obtaining the subordinated debentures.  On December 20, 2016, a wholly owned subsidiary of the Company acquired $10,000 in face amount of trust preferred capital securities issued by Community First Statutory Trust III for a purchase price of approximately $7,500.  These capital securities were purchased from an unaffiliated investor and remain outstanding; however, the securities and the underlying subordinated debentures are eliminated in the Company’s consolidated financial statements, resulting in a gain of $2,500 included in the Consolidated Statements of Operations and Comprehensive Income as gain on acquisition of subordinated debentures.

The portion of the subordinated debentures qualifying as Tier 1 capital is limited to 25% of total Tier 1 capital.  Subordinated debentures in excess of the Tier 1 capital limitation generally qualify as Tier 2 capital.  Under the Dodd-Frank Act and the federal regulations issued implementing Basel III, these subordinated debentures will, subject to the limitations described in the preceding sentence, continue to qualify as Tier 1 capital.

Distributions on the subordinated debentures are payable quarterly.  As of December 31, 2016, the Company was current in the payment of all interest payments due on its subordinated debentures.

Under the terms of the indenture pursuant to which the debentures were issued, if the Company defers payment of interest on the debentures it may not, during such a deferral period, pay dividends on its common stock or preferred stock or interest on any of the other subordinated debentures issued by the Company.  Furthermore, the indentures pursuant to which the debentures issued in 2005 and 2007 were issued provide that the Company’s subsidiaries are similarly prohibited from paying dividends on the subsidiaries’ common and preferred stock not held by the Company or its subsidiaries.  On December 31, 2015, the deferral period on the Company’s subordinated debentures ended as a result of the Company paying current all interest payments then due.  This ended an existing restriction on Community First Properties, Inc.’s ability to pay dividend payments on its preferred stock.  As a result, on December 31, 2015, Community First Properties, Inc. paid dividends to the holders of its preferred stock totaling $86 which brought current all dividend amounts owed to those holders as of December 31, 2015.  In addition, Community First Properties, Inc. redeemed at face value all of its outstanding preferred stock on December 31, 2015.  It is the Company’s intent to dissolve Community First Properties, Inc. and absorb all of its operations into the Bank at some point in the future.  The dissolution of Community First Properties, Inc. and combination with the Bank will not have an impact on the Company’s consolidated financial statements.

NOTE 11 – OTHER BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, of which the Company has matched 100% of the first 3% and 50% of the next 2% the employee contributes to their 401(k) annually for all  periods presented.  Expense for 2016, 2015 and 2014 was $158, $147 and $146, respectively.

Deferred Compensation and Supplemental Retirement Plans:  Deferred compensation and SERP expense allocates the benefits over years of service.  The Bank approved the SERP in 2006.  The SERP will provide certain current and former officers of the Company or the Bank with benefits upon retirement, death, or disability in certain prescribed circumstances.  SERP expense was $118 in 2016, $39 in 2015 and $195 in 2014, resulting in a deferred compensation liability of $1,345, $1,293 and $1,293 at December 31, 2016, 2015 and 2014, respectively.

NOTE 12 – PREFERRED STOCK RESTRUCTURE AND CONVERSION

Activity through December 31, 2015:

On February 29, 2009, as part of the Capital Purchase Program (“CPP”) of the Troubled Asset Relief Program (“TARP”), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the “Purchase Agreement”) with the United States Department of the Treasury (“U.S. Treasury”), pursuant to which the Company sold 17,806 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”) and also issued warrants (the “Warrants”) to the U.S. Treasury to acquire 890 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B no par value (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) for an aggregate purchase price of $17,806 in cash.  Upon closing, the U.S. Treasury exercised the Warrants and the Company issued 890 shares of the Series B Preferred Stock.

The Series A Preferred Stock qualified as Tier 1 capital and provided for cumulative dividends at a rate of 5.00% per annum for the first five years, and 9.00% per annum thereafter. Beginning on May 15, 2014, the dividend rate on Series A Preferred Stock increased to 9% per annum.  The Series B Preferred Stock also qualified as Tier 1 capital and provided for cumulative dividends at a rate of 9.00% per annum.

On April 14, 2014, the U.S. Treasury, the holder of all the Series A Preferred Stock and Series B Preferred Stock issued by the Company, closed on the sale of the securities in a modified Dutch auction. The clearing price for the Series A Preferred Stock was $300.50 per share and the clearing price for the Series B Preferred Stock was $521.75 per share. The sale was to unaffiliated third party investors as well as certain directors and executive officers of the Company.

The Company received none of the proceeds from the sale of the Series A Preferred Stock or the Series B Preferred Stock by the U.S. Treasury. The sale of the securities had no effect on the terms of the outstanding securities, including the Company’s obligation to satisfy accrued and unpaid dividends or the holders’ right to elect two members to the board of directors of the Company. Further, the sale of the securities had no effect on the Company’s capital, regulatory capital, financial condition or results of operations. Upon the closing of the sale of the securities, the Company was no longer subject to various executive compensation and corporate governance requirements to which participants in the CPP were subject while the U.S. Treasury held the securities.

During the fourth quarter of 2015, the Company received permission for the Bank to pay dividends to the Company and for the Company to utilize those dividends combined with available cash on hand to make interest payments in December 2015 on each of the subordinated debt issuances equal to all of the accrued and outstanding interest as of the payment date.  On December 15, 2015, the Company paid $4,809 and on December 31, 2015 the Company paid $635 of interest payments owed but not previously paid on the Company’s subordinated debt.  As of December 31, 2015, the Company was current in the payment of all interest payments due on its subordinated debentures and the Company was no longer in a deferral period as defined by the indentures.  By virtue of no longer being in a deferral period under the indentures, as of December 31, 2015, the Company was at that date no longer subject to the restrictions outlined above that are a result of deferring interest on the Company’s subordinated debt.

Also during the fourth quarter of 2015, the Company received permission for the Bank to pay additional dividends to the Company for the purpose of redeeming a portion of the outstanding shares of Series A Preferred Stock and all of the outstanding shares of Series B Preferred Stock.   On December 23, 2015, the Company entered into redemption agreements (the “Series B Redemption Agreements”) with the holders of the Series B Preferred Stock pursuant to which the Company redeemed all of the outstanding shares of Series B Preferred Stock (the “Series B Redemption”) for a per share redemption price (the “Series B Redemption Price”) equal to the sum of $1,000 and the amount of any accrued but unpaid dividends through the date the shares were redeemed. The outstanding shares of Series B Preferred Stock were redeemed on December 31, 2015. The total Series B Redemption Price per share was $1,543.34. As of December 31, 2015, there are no outstanding shares of Series B Preferred Stock.

On December 23, 2015, the Company entered into redemption agreements (the “Series A Redemption Agreements” and together with the Series B Redemption Agreements, the “Redemption Agreements”) with the holders of 5,901 of the 17,806 outstanding shares of Series A Preferred Stock pursuant to which the Company agreed to redeem these 5,901 outstanding shares of Series A Preferred Stock (the “Series A Redemption” and together with the Series B Redemption the “Redemptions”) for a per share redemption price (the “Series A Redemption Price”) equal to $600. The Company redeemed the 5,901 shares of Series A Preferred Stock on December 31, 2015. Following the Series A Redemption, 11,905 shares of Series A Preferred Stock, the holders of which consented to the Redemptions, remained outstanding.

As a result of the Series A Redemption, $2,360 of the Company’s capital was reclassified from the Preferred Stock element of capital to Common Stock as a result of the shares having a face value of $1,000 per share and the Company redeeming those shares for $600 per share.  In addition, the 5,901 shares that were redeemed had accumulated and outstanding dividends totaling $2,114 that were no longer payable upon redemption of the shares.   The Company reduced the amount of Preferred Stock dividends that had been accrued in 2015 by that amount, which increased the Company’s retained earnings.

At December 31, 2015, the Company had accumulated $4,265 in deferred dividends on the Series A Preferred Stock.

Activity during 2016:

On February 25, 2016 holders of the Company’s Series A Preferred Stock and the Company’s common stock, no par value per share (the “Common Stock”), approved amendments to the Company’s charter (the “Charter Amendments”) to modify the terms of the Company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) to, among other things, (i) cancel the amount of undeclared dividends in respect of the Series A Preferred Stock; (ii) reduce the liquidation preference on the Series A Preferred Stock to $650 per share plus the amount of any declared and unpaid dividends, without accumulation of any undeclared dividends; (iii) reduce the dividend rate payable on the Series A Preferred Stock from 9% per annum to 5% per annum; (iv) change the designation of the Series A Preferred Stock from “Cumulative” to “Non-Cumulative” and change the rights of the holders of the Series A Preferred Stock such that dividends or distributions on the Series A Preferred Stock will not accumulate unless declared by the Company’s board of directors and subsequently not paid; and (v) eliminate the restrictions on the Company’s ability to pay dividends or make distributions on, or repurchase, shares of its Common Stock or other junior stock or stock ranking in parity with the Series A Preferred Stock prior to paying accumulated but undeclared dividends or distributions on the Series A Preferred Stock.  The Charter Amendments were effective on February 26, 2016.  As a result of the Charter Amendments in the first quarter of 2016, the Company reversed $4,386 of accrued dividends on the Series A Preferred Stock that reduced the Company’s accumulated deficit by the same amount and $4,167 of face value that increased the Company’s additional paid-in capital, which is included in Common Stock, by the same amount.

On April 26, 2016, the Company entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) that provided for the conversion of all of the issued and outstanding shares of the Company’s Series A Preferred Stock, having a liquidation preference of $650 per share, into shares of the Company’s Common Stock. Pursuant to the Conversion Agreement, each holder of shares of the Series A Preferred Stock, including the Company’s directors and executive officers that owned such shares, had each share of his or her Series A Preferred Stock converted into 136.84 shares of Common Stock (the “Conversion Shares”) as of June 30, 2016, representing an effective conversion price for each share of Common Stock of $4.75.  Under the terms of the Conversion Agreement, the Company issued an aggregate of 1,629,097 shares of Common Stock to the holders of the Series A Preferred Stock.  The issuance of the Conversion Shares was approved by the Company’s board of directors and separately by the members of the board of directors that did not own any shares of the Series A Preferred Stock.

On September 27, 2016, the Company completed the issuance of 40,528 shares of its Common Stock in a rights offering resulting in aggregate gross proceeds to the Company of approximately $193.  The Company intends to use the net proceeds from the offering for general corporate purposes.

NOTE 13 – REGULATORY MATTERS

Bank holding companies with total consolidated assets in excess of $1 billion and banks are subject to regulatory capital requirements administered by state and federal banking agencies.  Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet minimum capital requirements can initiate regulatory actions that could have a direct material effect on the financial statements.

Prompt corrective action regulations classify banks into one of five capital categories depending on how well they meet their minimum capital requirements.  Although these terms are not used to represent the overall financial condition of a bank, the classifications are:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.  If adequately capitalized or worse, or subject to a written agreement, consent order, or cease and desist order requiring higher minimum capital levels, regulatory approval was required for the Bank to accept, renew or rollover brokered deposits.  If a bank is classified as undercapitalized or worse, its capital distributions are restricted, as is asset growth and expansion, and capital restoration plans are required.  At December 31, 2016, the Bank’s and the Company’s capital ratios were above those levels necessary to be considered “well capitalized” under the regulatory framework for prompt corrective action.  Because the Company’s total assets were less than $1,000,000 at December 31, 2016, the Company is not required to maintain certain consolidated capital levels.

The Company’s principal source of funds for dividend and/or interest payments is dividends received from the Bank.  Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Under these regulations, the amount of dividends that may be paid by the Bank in any calendar year without approval from the Commissioner of the Tennessee Department of Financial Institutions is limited to the current year’s net income, combined with the retained net income of the preceding two years, subject to the capital requirements described above.  The Company is also restricted in the types and amounts of dividends it can pay pursuant to the terms of the Series A Preferred Stock.

Bank holding companies and banks are subject to various regulatory capital requirements administered by State and Federal banking agencies.  The Company’s and the Bank’s capital amounts and ratios at December 31, 2015 and 2014, were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Applicable Regulatory Provisions(1)
December 31, 2016	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk weighted assets
Community First Bank & Trust	$45,424	13.79%	$26,359	8.00%	$32,948	10.00%
Consolidated	48,266	14.52%	26,593	8.00%	33,241	10.00%

Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$14,827	4.50%	$21,416	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A

Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$19,769	6.00%	$26,359	8.00%
Consolidated	27,680	8.33%	13,296	4.00%	19,945	6.00%

Tier 1 Capital to average assets
Community First Bank & Trust	$41,667	8.91%	$18,704	4.00%	$23,380	5.00%
Consolidated	27,680	5.90%	18,779	4.00%	N/A	N/A

December 31, 2015
Total Capital to risk weighted assets
Community First Bank & Trust	$44,057	14.35%	$24,559	8.00%	$30,699	10.00%
Consolidated	36,896	11.91%	24,779	8.00%	30,974	10.00%

Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$40,159	12.89%	$14,015	4.50%	$20,245	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A

Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$40,159	13.08%	$18,687	6.00%	$24,916	8.00%
Consolidated	21,963	7.09%	12,389	4.00%	18,584	6.00%

Tier 1 Capital to average assets
Community First Bank & Trust	$40,159	8.79%	$18,274	4.00%	$22,843	5.00%
Consolidated	21,963	4.82%	18,242	4.00%	N/A	N/A

(1)	Because the Company’s total assets were less than $1,000,000 at December 31, 2016, the Company was not, at that date, subject to capital level requirements at that level.

The Bank’s capital ratios at December 31, 2016 were above those levels necessary to be considered “well capitalized” under the regulatory framework for prompt corrective action.

Because the Company’s total assets were less than $1,000,000 at December 31, 2016, the Company is not required to meet certain consolidated capital level requirements.  Had the Company’s assets exceeded $1,000,000 at that date, the Company’s capital levels at December 31, 2016 would have been considered “well capitalized”.

In July 2013, the Federal banking regulators, in response to the statutory requirements of The Dodd-Frank Wall Street Reform and Consumer Protection Act, adopted new regulations implementing the Basel Capital Adequacy Accord (“Basel III”) and the related minimum capital ratios.  The new capital requirements which became effective January 1, 2015 and apply to banks and bank holding companies with in excess of $1,000,000 in assets,  include a new “Common Equity Tier 1 Ratio”, which has stricter rules as to what qualifies as Common Equity Tier 1 Capital.  A summary of the changes to the regulatory capital ratios are as follows:

	Guideline in Effect
	At December 31, 2014		Basel III Requirements
	Adequately	Well	Adequately	Well
	Capitalized	Capitalized	Capitalized	Capitalized
Common Equity Tier 1 Ratio (Common Equity to Risk Weighted Assets)	Not Applicable	Not Applicable	4.5%	6.5%

Tier 1 Capital to Risk Weighted Assets	4%	6%	6%	8%
Total Capital to Risk Weighted Assets	8%	10%	8%	10%

Tier 1 Leverage Ratio	4%	5%	4%	5%

The guidelines under Basel III also establish a 2.5% capital conservation buffer requirement that is phased in over four years beginning January 1, 2016.  The buffer is related to risk weighted assets.  The Basel III minimum requirements for capital adequacy after giving effect to the buffer as of January 1st for each indicated year are as follows:

	2016	2017	2018	2019
Common Equity Tier 1 Ratio	5.125%	5.75%	6.375%	7.0%

Tier 1 Capital to Risk-Weighted Assets Ratio	6.625%	7.25%	7.875%	8.5%

Total Capital to Risk-Weighted Assets Ratio	8.625%	9.25%	9.875%	10.5%

As described above, because the Company’s total assets are less than $1,000,000, the Company will not be required to comply with these new capital guidelines required under Basel III until its total assets exceed $1,000,000.

In order to avoid limitations on capital distributions such as dividends and certain discretionary bonus payments to executive officers, a banking organization must maintain capital ratios above the minimum ratios including the buffer.  The requirements of Basel III also place additional restrictions on the inclusion of deferred tax assets and capitalized mortgage servicing rights as a percentage of Tier 1 Capital.  In addition, the risk weights assigned to certain assets such as past due loans and certain real estate loans have been increased. The requirements of Basel III allowed banks and bank holding companies with less than $250 billion in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in accumulated other comprehensive income in their capital calculation.  The Company and the Bank each opted out of this requirement.

NOTE 14 – STOCK BASED COMPENSATION

Prior to the Company’s bank holding company reorganization, the Bank had in place the Community First Bank & Trust Stock Option Plan for organizers of the Bank and certain members of management and employees.  In connection with the bank holding company reorganization, this plan was amended and replaced in its entirety by the Community First, Inc. Stock Option Plan in October 2002.  There were 342,000 shares authorized by the Stock Option Plan in 2002. Additionally, the Community First, Inc. 2005 Stock Incentive Plan was approved at the stockholders meeting on April 26, 2005, authorizing shares of 450,000 and the Community First, Inc. 2016 Equity Incentive Plan was approved at the shareholders meeting held on May 17, 2016, authorizing 200,000 shares.  The 2002 and 2005 plans have expired and no new awards may be granted under these plans.  The 2016 plan allows for the grant of options and other equity securities to key employees and directors.  The exercise price for stock options is the market price at the date of grant.  All options expire within ten years from the date of grant.  The Company has 440,559 authorized shares available for grant as of December 31, 2016.  The Company recognized no compensation expense resulting from stock options and no compensation expense resulting from restricted stock awards in 2016, 2015, and 2014.  There was no income tax benefit from non-qualified stock options in 2016, 2015, or 2014.

Pursuant to the 2016 plan, the board of directors granted 39,999 shares of restricted stock to members of the Company’s management team in 2016.  No stock options were granted under the 2016 plan.

The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below.  Expected volatilities are based on historical volatilities of the Company’s common stock.  The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable.  The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.  The Company granted no new options in 2016, 2015, or 2014.

A summary of option activity under the Company’s stock incentive plans for 2016 is presented in the following table:

	Shares	Weighted Average Exercise Price/Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding January 1, 2016	40,400	$26.66
Granted	—	—
Options exercised	—	—
Forfeited or expired	13,850	29.60
Options outstanding December 31, 2016	26,550	$25.13	1.34	$	n/a

Vested or expected to vest	26,550	$25.13	1.34	$	n/a

Exercisable at December 31, 2016	26,550	$25.13	1.34	$	n/a

As of December 31, 2016 there was no unrecognized compensation cost related to nonvested stock options granted under the Company’s stock incentive plans.

The Company has also issued shares of restricted stock under the stock incentive plans.  Restricted stock is issued to certain officers on a discretionary basis.  Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date.  The fair value of the stock was determined using the market price on the day of issuance.

Restricted stock typically vests over a 2-3 year period.  Vesting occurs ratably on the anniversary day of the issuance. At December 31, 2016, there was $190 in unrecognized compensation cost and 39,999 unvested shares of restricted stock.

 NOTE 15 – EARNINGS PER SHARE

The two-class method is used in the calculation of basic and diluted earnings per share.  Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings.  The factors used in the earnings per share computation follow:

	2016	2015	2014
Basic
Net income	$3,992	$17,407	$2,407
Less: Earnings allocated to preferred stock	4,168	(385)	(1,571)
Less: Accretion of preferred stock discount	—	—	(33)
Less: Earnings allocated to participating securities	(79)	—	—
Net earnings allocated to common stock	8,081	17,022	803

Weighted common shares outstanding including participating securities	4,137,656	3,275,361	3,274,867
Less: Participating securities	(39,999)	—	—
Weighted average shares	4,097,657	3,275,361	3,274,867

Basic earnings per share	$1.97	$5.20	$0.25

	2016	2015	2014
Net earnings allocated to common stock	$8,081	$17,022	$803

Weighted average shares	4,097,657	3,275,361	3,274,867
Add: Diluted effects of assumed exercises of stock options	—	—	—
Average shares and dilutive potential common shares	4,097,657	3,275,361	3,274,867

Dilutive earnings per share	$1.97	$5.20	$0.25

At years ended 2016, 2015, and 2014 there were 26,550, 40,400, and 48,100 antidilutive stock options outstanding, respectively.  As of December 31, 2016, 2015 and 2014, there were no vested options with an exercise price lower than the market value of the Company’s common stock.  As a result, all outstanding options were antidilutive for the fiscal years ended December 31, 2016, 2015 and 2014.

NOTE 16 – INCOME TAXES

The components of income tax expense (benefit) are summarized as follows:

	2016	2015	2014
Current
Federal	$137	$60	$—
State	—	—	—
Total current taxes	137	60	—

Deferred
Federal	1,813	1,361	632
State	397	317	136
Total deferred taxes	2,210	1,678	768

Change in valuation allowance	—	(14,433)	(768)

Income tax expense (benefit)	$2,347	$(12,695)	$—

A reconciliation of actual income tax expense (benefit) in the financial statements to the expected tax benefit (computed by applying the statutory Federal income tax rate of 34% to income (loss) before income taxes) is as follows:

	2016	2015	2014
Federal statutory rate times financial statement income (loss) before income taxes	$2,155	$1,602	$820
Effect of:
Bank owned life insurance	(87)	(91)	(89)
Tax-exempt income	(7)	(16)	(26)
State income taxes, net of federal income effect	262	209	90
Expenses not deductible for U.S. income taxes	8	6	6
Compensation expense related to incentive stock options	—	—	—
General business tax credit	—	—	(30)
Change in valuation allowance	—	(14,433)	(768)
Other expense (benefit), net	16	28	(3)

Income tax (benefit) expense	$2,347	$(12,695)	$—

The major components of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2016 and 2015 were as follows:

	2016	2015
Deferred tax assets:
Allowance for loan losses	$1,438	$1,637
Net operating loss carryforward	8,126	10,313
Deferred compensation	584	495
Tax credit carryforwards	944	823
Unrealized (loss)/gain on securities	(781)	160
Other	648	801
	10,959	14,229
Deferred tax liabilities:
Prepaids	$(89)	$(85)
Depreciation	(630)	(700)
Restricted equity securities dividends	(79)	(79)
Core deposit intangible	(307)	(360)
Unrealized gain on securities	—	—
	(1,105)	(1,224)

Balance at end of year	$9,854	$13,005

Due to economic conditions and losses recognized between 2008 and 2015, the Company established a valuation allowance against materially all of its deferred tax assets.  Due to improvements in the Company’s performance and overall condition, management determined during the fourth quarter of 2015 that it is more likely than not that the Company’s deferred tax asset can be realized through current and future taxable income. The Company has approximately $45,950 in net operating losses for state tax purposes that begin to expire in 2023 and $18,101 for federal tax purposes that begin to expire in 2031 to be utilized by future earnings.

During 2016 and per ASC 740-20-45-7, the Company’s income tax expense related to changes in the unrealized gains and losses on investment securities available-for-sale totaled $621.  The expense was recorded through accumulated other comprehensive income and increased our deferred tax assets.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods.  The Company does not expect any unrecognized tax benefits to significantly increase or decrease in the next twelve months.  It is the Company’s policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Tennessee.  The Company is no longer subject to examination by taxing authorities for tax years prior to 2009.

NOTE 17 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year-end 2016 and 2015:

	2016		2015
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit	$7,101	$23,830	$12,357	$18,205
Letters of credit	485	1,002	424	1,434
Commitments to make loans	5,352	—	2,894	—

These commitments are generally made for periods of one year or less.  The fixed rate unused lines of credit have interest rates ranging from 3.25% to 8.50% and maturities ranging from 1 month to 30.8 years.

NOTE 18 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2016 were as follows:

Beginning balance	$3,253
New loans	1,234
Repayments	(1,255)
Ending balance	$3,232

Deposits from principal officers, directors, and their affiliates at year-end 2016 and 2015 were $6,388 and $8,085, respectively. Principal officers, directors, and their affiliates owned $700 of the $3,000 subordinated debentures due December 31, 2032 at year-end 2016 and 2015.  At December 31, 2016, the approved available unused lines of credit on related party loans were $1,163.

NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of the Company follows:

CONDENSED BALANCE SHEET

December  31

	2016	2015
Assets
Cash and cash equivalents	$222	$849
Investment in banking subsidiary	53,962	46,755
Other assets	4,002	3,180

Total assets	$58,186	$50,784

Liabilities and shareholders’ equity
Subordinated debentures	$23,000	$23,000
Other borrowed money	4,000	—
Accrued interest payable	35	26
Preferred stock dividends accrued but unpaid	—	4,265
Other liabilities	907	528
Total liabilities	27,942	27,819
Shareholders’ equity	30,244	22,965

Total liabilities and shareholders’ equity	$58,186	$50,784

CONDENSED STATEMENTS OF OPERATIONS

Years Ended December 31

	2016	2015	2014
Interest income	$—	$6	$6
Dividends from subsidiary	4,200	9,514	—
Total income	4,200	9,520	6

Interest expense	797	786	798
Other expenses	671	393	334
Total expenses	1,468	1,179	1,132

Income (loss) before income tax and undistributed subsidiary income	2,732	8,341	(1,126)
Income tax benefit	562	2,095	586
Equity in undistributed income of subsidiary	698	6,971	2,947

Net income	$3,992	$17,407	$2,407

Preferred stock dividends	4,168	(385)	(1,571)
Accretion of preferred stock discount	—	—	(33)
Net income allocated to common shareholders	$8,160	$17,022	$803

CONDENSED STATEMENTS OF CASH FLOWS

Years Ended December 31

	2016	2015	2014
Cash flows from operating activities
Net income	$3,992	$17,407	$2,407
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed income of subsidiary	(3,502)	(16,485)	(2,947)
Dividends from subsidiary	4,200	9,514	—
Interest paid on subordinated debentures	(1,010)	(5,444)	—
Reinstatement of deferred tax assets	—	(2,095)	—
Gain on repurchase of subordinated debenture, net of tax	(2,500)	—	—
Change in other, net	1,759	348	861
Net cash from operating activities	2,939	3,245	321

Cash flows from investing activities
Net change in time deposits in other financial institutions	—	—	—
Net cash from investing activities	—	—	—

Cash flows from financing activities
Proceeds from other borrowed money	4,000	—	—
Proceeds from issuance of common stock	11	21	1
Proceeds from issuance of common stock through stock offering, net of issuance costs	30	—	—
Redemption of Series A Preferred Stock	—	(3,541)	—
Redemption of Series B Preferred Stock	—	(890)	—
Cash paid for Preferred Stock dividends	(97)	(484)	—
Cash paid to capitalize new subsidiary	(7,510)
REIT preferred dividend	—	(6)	—
REIT preferred dissolution	—	(125)	—
Net cash (used in) from financing activities	(3,566)	(5,025)	1

Net change in cash and cash equivalents	(627)	(1,780)	322

Beginning cash and cash equivalents	849	2,629	2,307

Ending cash and cash equivalents	$222	$849	$2,629

Supplemental disclosures:
Dividends declared not paid	—	385	1,571
Forgiveness of Series A Preferred Stock dividend, net	4,265	2,114	—
Forgiveness of Series A Preferred Stock face value	4,167	2,360	—
Preferred dividends accrued but not paid	—	385	1,571
Subordinated debenture interest accrued but not paid	30	26	798

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

				Earnings Per Share
	Interest Income	Net Interest Income	Net Income	Basic	Diluted
2016
First quarter	$4,232	$3,547	$750	$1.52	$1.52
Second quarter	4,364	3,683	678	0.21	0.21
Third quarter	4,384	3,676	634	0.11	0.11
Fourth quarter	4,392	3,700	1,930	0.39	0.39

2015
First quarter	$3,985	$3,292	$938	$0.16	$0.16
Second quarter	4,042	3,339	1,503	0.33	0.33
Third quarter	4,901	4,035	1,778	0.21	0.21
Fourth quarter	4,248	3,713	13,188	4.50	4.50

COMMUNITY FIRST, INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016

(Dollar amounts in thousands, except share and per share data)

	June 30, 2017	December 31, 2016
ASSETS
Cash and due from financial institutions	$39,161	$24,934
Time deposits in other financial institutions	23,558	24,797
Securities available for sale, at fair value	72,726	69,207
Loans held for sale, at fair value	84	561
Loans	308,195	315,483
Allowance for loan losses	(3,708)	(3,757)
Net loans	304,487	311,726
Restricted equity securities, at cost	1,727	1,727
Premises and equipment, net	10,630	11,378
Accrued interest receivable	974	1,122
Core deposit and customer relationship intangibles, net	733	804
Other real estate owned, net	2,788	4,697
Bank owned life insurance	10,523	10,389
Other assets	12,246	13,169
Total Assets	$479,637	$474,511

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Noninterest-bearing	$80,746	$78,813
Interest-bearing	345,532	344,594
Total Deposits	426,278	423,407
Subordinated debentures	13,000	13,000
Other borrowed money	3,841	4,000
Accrued interest payable	395	451
Other liabilities	3,516	3,409
Total Liabilities	447,030	444,267

Shareholders’ Equity
Common stock, no par value; 10,000,000 shares authorized; 5,025,199 shares issued and outstanding at June 30, 2017 and 4,998,788 shares issued and outstanding at December 31, 2016.	43,186	42,997
Accumulated deficit	(8,678)	(9,906)
Accumulated other comprehensive loss, net	(1,901)	(2,847)
Total Shareholders' Equity	32,607	30,244
Total Liabilities and Shareholders’ Equity	$479,637	$474,511

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

(Dollar amounts in thousands, except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Interest income
Loans, including fees	$7,630	$7,257	$3,779	$3,758
Taxable securities	874	1,120	445	496
Tax-exempt securities	4	15	2	6
Federal funds sold and other	328	204	185	104
Total interest income	8,836	8,596	4,411	4,364

Interest expense
Deposits	1,027	993	522	494
Subordinated debentures and other	315	373	163	187
Total interest expense	1,342	1,366	685	681

Net interest income	7,494	7,230	3,726	3,683
Provision for (reversal of) loan losses	55	(578)	35	—
Net interest income after provision for loan losses	7,439	7,808	3,691	3,683

Noninterest income
Service charges on deposit accounts	872	926	435	473
Gain on sale of loans	100	92	50	57
Gain on sale of securities available for sale	—	206	—	169
Other noninterest income	242	284	132	145
Total noninterest income	1,214	1,508	617	844

Noninterest expense
Salaries and employee benefits	3,532	3,744	1,716	1,838
Regulatory and compliance	137	197	79	101
Occupancy	512	505	258	250
Furniture and equipment	183	174	87	84
Data processing fees	558	622	275	309
Advertising and public relations	86	87	33	39
Operational expense	248	226	121	107
Other real estate owned expense	265	36	6	34
Other noninterest expense	1,239	1,474	604	745
Total noninterest expenses	6,760	7,065	3,179	3,507

Income before income tax expense	1,893	2,251	1,129	1,020

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

(Dollar amounts in thousands, except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Income tax expense	665	823	402	342

Net Income	1,228	1,428	727	678
Preferred stock dividends reversed, net	—	4,265	—	—
Net income available to common shareholders	$1,228	$5,693	$727	$678

Income per share available to common shareholders
Basic	$0.25	$1.75	$0.15	$0.21
Diluted	$0.25	1.75	$0.15	0.21

Weighted average common shares outstanding
Basic	4,995,755	3,255,151	4,998,480	3,257,979
Diluted	4,995,755	3,255,151	4,998,480	3,257,979

Comprehensive Income
Net income	$1,228	$1,428	$727	$678
Reclassification adjustment for realized gains included in net income, net of income taxes of $0 for the six months and three months ended June 30, 2017, respectively and $79 and $65 for the six months and three months ended June 30, 2016	—	(127)	—	(104)
Unrealized gains on securities, net of income taxes of $587 and $371 for the six months and three months ended June 30, 2017, respectively, and $327 and $127 for the six months and three months ended June 30, 2016, respectively	946	856	596	330
Comprehensive income	$2,174	$2,157	$1,323	$904

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2017

(UNAUDITED)

(Dollar amounts in thousands, except share and per share data)

	Common Shares	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss, Net	Total Shareholders’ Equity
Balance at January 1, 2017	4,998,788	$42,997	$(9,906)	$(2,847)	$30,244
Sale of shares of common stock through employee stock purchase plan	1,304	6	—	—	6
Shares of common stock issued in connection with employee stock grant	25,107	119	—	—	119
Vesting of common stock issued in connection with restricted employee stock grant	—	64	—	—	64
Net income	—	—	1,228	—	1,228
Reclassification adjustment for realized gains included in net income, net of income taxes of $0	—	—	—	—	—
Change in unrealized loss on securities available for sale, net of income taxes of $587	—	—	—	946	946
Balance at June 30, 2017	5,025,199	$43,186	$(8,678)	$(1,901)	$32,607

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

(Dollar amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$1,228	$1,428
Adjustments to reconcile net income to net cash from operating activities
Depreciation	317	308
Amortization on securities, net	289	445
Core deposit intangible amortization	71	70
Provision for/(reversal of provision for) loan losses	55	(578)
Funding of mortgage loans held for sale	(4,353)	(2,939)
Proceeds from sales of loans held for sale	4,917	2,713
Gains on sales of loans held for sale	(100)	(92)
Decrease in accrued interest receivable	148	118
(Decrease)/increase in accrued interest payable	(56)	47
Net collected loan recoveries	—	27
Increase in surrender value of bank owned life insurance	(134)	(126)
Gain on sale of securities	—	(206)
Gain on sale of fixed assets	(13)	—
Net loss on other real estate owned	282	108
Other, net	654	841
Net cash provided from operating activities	3,305	2,164
Cash flows from investing activities
Available for sale securities
Purchases:
Mortgage-backed securities	(4,728)	(1,410)
Other	(2,145)	—
Sales:
Mortgage-backed securities	—	46,476
Maturities, prepayments, and calls:
Mortgage-backed securities	4,598	7,840
Other	—	1,010
Net decrease/(increase) in loans	7,075	(32,690)
Proceeds from sales of other real estate owned	1,736	2,663
Proceeds from sale of premises and equipment	484	—
Decrease/(increase) in time deposits in other financial institutions	1,239	(619)
Purchase of premises and equipment	(55)	(45)
Net cash provided from investing activities	8,204	23,225

COMMUNITY FIRST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED, CONTINUED)

(Dollar amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2017	2016
Cash flows from financing activities
Net increase in deposits	2,871	4,497
Proceeds from issuance of common stock	6	5
Cash paid for preferred stock dividends	—	(97)
Cash paid in repayment of other borrowed money	(159)	—
Net cash provided from financing activities	2,718	4,405
Net increase in cash and cash equivalents	14,227	29,794
Cash and cash equivalents at beginning of period	24,934	19,387
Cash and cash equivalents at end of period	$39,161	$49,181

Supplemental disclosures of cash flow information
Cash paid during year for:
Interest	$1,398	$1,319
Income taxes paid	55	29
Loans transferred to other real estate owned	109	—

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FIRST, INC.

Notes to Consolidated Financial Statements

June 30, 2017

(Unaudited)

(Dollar amounts in thousands, except share and per share data)

The Bank conducts substantially all of its banking activities in Maury, Williamson, and Hickman Counties in Tennessee.  Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans.  Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.  Commercial loans are expected to be repaid from cash flows from operations of businesses.  The significant loan concentrations that exceed 10% of total loans are as follows:  commercial real estate loans, 1-4 family residential loans, and construction loans.  The customers’ ability to repay these types of loans is dependent on the real estate and general economic conditions in the Company’s market areas.  Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

The unaudited consolidated financial statements as of June 30, 2017 and for the six-month and three-month periods ended June 30, 2017 and 2016 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission (the “SEC”) and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information.  They do not include all the information and footnotes required by GAAP for complete financial statements.  Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year. For further information, refer to the 2016 consolidated audited financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 3, 2017 (File No. 000-49966) (the “2016 Form 10-K”).

Critical Accounting Policies:

The consolidated financial statements in this report are prepared in conformity with GAAP and with general practices in the banking industry. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in our 2016 Form 10-K. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Allowance for Loan Losses:  Credit risk is inherent in the business of extending loans to borrowers.  This credit risk is addressed through a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.

A loan is identified as impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest will not be collected when due according to the contractual terms of the loan agreement.  However, some loans are considered impaired because of doubt regarding collectability of interest and principal according to the contractual terms, even though such loans are both fully secured by collateral and current in their interest and principal payments.  Additionally, loans are considered troubled debt restructurings and classified as impaired if their terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties.

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

All loans over $250 that are unlikely to be collected under existing terms are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.  For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the allowance covers loans collectively evaluated for impairment and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent four years.  This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment.  These economic factors include, but are not limited to, consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.  The following loan portfolio segments have been identified with a discussion of the risk characteristics of these portfolio segments:

Real Estate Construction loans consist of loans made for both residential and commercial construction and land development.  Residential real estate construction loans are loans secured by real estate to build 1-4 family dwellings.  These are loans made to borrowers obtaining loans in their personal name for the personal construction of their own dwellings or loans to builders for the purpose of constructing homes for resale.  These loans to builders can be for speculative homes for which there is no specific homeowner for which the home is being built, as well as loans to builders that have a pre-sale contract to another party.

Commercial Construction loans are loans extended to borrowers secured by and to build commercial structures such as churches, retail strip centers, industrial warehouses or office buildings.  Land development loans are granted to commercial borrowers to finance the improvement of real estate by adding infrastructure so that ensuing construction can take place.  Construction and land development loans are generally short term in maturity to match the expected completion of a particular project.  These loan types are generally more vulnerable to changes in economic conditions in that they project there will be a demand for the product.  They require monitoring to ensure the project is progressing in a timely manner within the expected budgeted amount.  This monitoring is accomplished via periodic physical inspections by an outside third party.

1-4 Family Residential loans consist of both open end and closed end loans secured by first or junior liens on 1-4 family improved residential dwellings.  Open end loans are home equity lines of credit that allow the borrower to use equity in the real estate to borrow and repay as the need arises.  First and junior lien residential real estate loans are closed end loans with a specific maturity that generally does not exceed seven years.  Economic conditions can affect the borrower’s ability to repay the loans, and the value of the real estate securing the loans can change over the life of the loan.

Commercial Real Estate loans consist of loans secured by farmland or by improved commercial property. Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production, grazing, or pasture land.  Improved commercial property can be owner occupied or non-owner occupied property secured by commercial structures such as churches, retail strip centers, hotels, industrial warehouses or office buildings.  The repayment of these loans tends to depend upon the operation and management of a business or lease income from a business, and therefore adverse economic conditions can affect the borrower’s ability to repay.

Other Real Estate Secured loans consist of loans secured by five or more multi-family dwelling units.  These loans are typically exemplified by apartment buildings or complexes.  The ability to manage and rent units affects the income that usually provides repayment for this type of loan.

Commercial, Financial, and Agricultural loans consist of loans extended for the operation of a business or a farm.  They are not secured by real estate.  Commercial loans are used to provide working capital, acquire inventory, finance the carrying of receivables, purchase equipment or vehicles, or purchase other capital assets. Agricultural loans are typically for purposes such as planting crops, acquiring livestock, or purchasing farm equipment.  The repayment of these loans comes from the cash flow of a business or farm and is generated by sales of inventory or providing of services.  The collateral tends to depreciate over time and is difficult to monitor.  Frequent statements are required from the borrower pertaining to inventory levels or receivables aging.

Consumer loans consist largely of loans extended to individuals for purposes such as to purchase a vehicle or other consumer goods. These loans are not secured by real estate but are frequently collateralized by the consumer items being acquired with the loan proceeds.  This type of collateral tends to depreciate, and therefore the term of the loan is tailored to fit the expected value of the collateral as it depreciates, along with specific underwriting policies and guidelines.

Tax Exempt loans consist of loans that are extended to entities such as municipalities.  These loans tend to be dependent on the ability of the borrowing entity to continue to collect taxes to repay the indebtedness.

Other loans consist of those loans which are not elsewhere classified in these categories and are not secured by real estate.

Impact of Recently-Issued Accounting Standards Updates:

In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows, including (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions and (8) separately identifiable cash flows and application of the predominance principle. For public companies, this amendment becomes effective for interim and annual periods beginning after December 15, 2017.  The ASU impacts the presentation of specific items within the Statement of Cash Flows and is not expected to have a material impact to the Company.

On June 16, 2016, FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The update will significantly change the way entities recognize impairment on many financial assets by requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life.  FASB describes this impairment recognition model as the current expected credit loss (“CECL”) model and believes the CECL model will result in more timely recognition of credit losses since the CECL model incorporates expected credit losses versus incurred credit losses. The scope of FASB’s CECL model would include loans, held-to-maturity debt instruments, lease receivables, loan commitments and financial guarantees that are not accounted for at fair value. For public companies, this update becomes effective for interim and annual periods beginning after December 15, 2019. Management is currently evaluating the impact this ASU will have on the Company’s consolidated financial statements and will continue to monitor FASB’s progress on this topic.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718):  Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”).  ASU 2016-09 is intended to reduce complexity in accounting standards by simplifying several aspects of the accounting for share-based payment transactions, including (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; and (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax withholding purposes. The amendments of ASU 2016-09 are effective for interim and annual periods beginning after December 15, 2016.  Adoption of ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements for the quarterly period ended June 30, 2017.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 amends the accounting model and disclosure requirements for leases. The current accounting model for leases distinguishes between capital leases, which are recognized on-balance sheet, and operating leases, which are not. Under the new standard, the lease classifications are defined as finance leases, which are similar to capital leases under current GAAP, and operating leases. Further, a lessee will recognize a lease liability and a right-of-use asset for all leases with a term greater than 12 months on its balance sheet regardless of the lease’s classification, which may significantly increase reported assets and liabilities.  The accounting model and disclosure requirements for lessors remains substantially unchanged from current GAAP. ASU 2016-02 is effective for annual and interim periods in fiscal years beginning after December 15, 2018.   Management is currently evaluating the impact ASU 2016-02 will have on the Company's financial position and results of operations as well as its consolidated financial statements.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The following table summarizes the amortized cost and fair value of the available for sale securities portfolio at June 30, 2017 and December 31, 2016 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss), net of applicable income taxes:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2017
Mortgage-backed - residential	$69,796	$116	$(657)	$69,255
State and municipal	1,308	25	—	1,333
Other debt securities	2,129	9	—	2,138
Total	$73,233	$150	$(657)	$72,726
December 31, 2016
Mortgage-backed - residential	$69,938	$21	$(2,060)	$67,899
State and municipal	1,309	3	(4)	1,308
Total	$71,247	$24	$(2,064)	$69,207

The proceeds from sales of securities and the associated gains and losses are listed below:

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Proceeds	$—	$46,476	$—	$31,762
Gross gains	—	237	—	190
Gross losses	—	(31)	—	(21)

The amortized cost and fair value of the securities portfolio are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Mortgage backed securities are presented separately due to varying maturity dates as a result of prepayments.

	June 30, 2017
	Amortized Cost	Fair Value
Due in one year or less	$101	$103
Due after one through five years	403	410
Due after five through ten years	2,933	2,958
Mortgage backed - residential	69,796	69,255
Total	$73,233	$72,726

At June 30, 2017 and December 31, 2016, respectively, securities totaling $47,501 and $47,707 were pledged to secure public deposits.

The Company did not hold securities of any one issuer with a face amount greater than 10% of shareholders’ equity as of June 30, 2017 or December 31, 2016.

The following table summarizes securities with unrealized losses at June 30, 2017 and December 31, 2016 aggregated by major security type and length of time in a continuous unrealized loss position:

June 30, 2017	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
Mortgage-backed - residential	$33,278	$(632)	$1,106	$(25)	$34,384	$(657)
Total temporarily impaired	$33,278	$(632)	$1,106	$(25)	$34,384	$(657)

December 31, 2016	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
Mortgage-backed - residential	$67,475	$(2,060)	$—	$—	$67,475	$(2,060)
State and municipals	1,079	(4)	—	—	1,079	(4)
Total temporarily impaired	$68,554	$(2,064)	$—	$—	$68,554	$(2,064)

Other-Than-Temporary Impairment

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments – securities in a loss position for less than 12 months and securities in a loss position for 12 months or more – and applying the appropriate OTTI model.  Securities classified as available for sale are generally evaluated for OTTI under the provisions of ASC 320-10, Investments - Debt and Equity Securities. In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.  The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in accumulated other comprehensive income becomes the new amortized cost basis of the investment.

As of June 30, 2017, the Company’s securities portfolio consisted of 45 securities, 18 of which were in an unrealized loss position. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company did not have at June 30, 2017 the intent to sell these securities and at that date it was likely that it would not be required to sell the securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at June 30, 2017.

NOTE 3 - LOANS

Loans outstanding by category at June 30, 2017 and December 31, 2016 were as follows:

	June 30, 2017	December 31, 2016
Real estate construction:
Residential construction	$12,014	$18,834
Other construction	19,488	13,056
1-4 family residential:
Revolving, open ended	10,026	11,908
First liens	103,597	106,074
Junior liens	1,856	1,909
Commercial real estate:
Farmland	7,091	6,642
Owner occupied	65,337	63,313
Non-owner occupied	54,960	58,259
Other real estate secured loans	8,223	9,427
Commercial, financial and agricultural:
Agricultural	1,479	1,132
Commercial and industrial	17,516	18,103
Consumer	6,551	6,681
Other	57	145
	$308,195	$315,483

The following tables present activity in the allowance for loan losses for the six-month and three-month periods ended June 30, 2017 and June 30, 2016 and the outstanding loan balance by portfolio segment as of June 30, 2017 and December 31, 2016 and are based on impairment methods as of June 30, 2017, June 30, 2016 and December 31, 2016. The balances for “recorded investment” in the following tables related to credit quality do not include approximately $712, $807 and $898 in accrued interest receivable at June 30, 2017, June 30, 2016 and December 31, 2016, respectively. Accrued interest receivable is a component of the Company’s recorded investment in loans.

	Real Estate Construction	1-4 Family Residential	Commercial Real Estate	Other Real Estate Secured Loans	Commercial, Financial and Agricultural	Consumer	Other Loans	Unallocated	Total
Six months ended June 30, 2017
Activity in the allowance for loan losses:
Beginning balance	$861	$1,809	$607	$5	$460	$15	$—	$—	$3,757
Charge-offs	(2)	(78)	—	—	(3)	—	(52)	—	(135)
Recoveries	—	9	6	—	2	7	7	—	31
Provision/(reversal of provision)	(81)	72	39	7	(61)	(7)	45	41	55
Total ending allowance balance	$778	$1,812	$652	$12	$398	$15	$—	$41	$3,708
Six months ended June 30, 2016
Activity in the allowance for loan losses:
Beginning balance	$873	$1,679	$720	$12	$588	$17	$—	$386	$4,275
Charge-offs	—	(5)	—	—	—	—	(12)	—	(17)
Recoveries	3	19	6	—	2	1	13	—	44
Provision/(reversal of provision)	(154)	(201)	(85)	(12)	2	(3)	(1)	(124)	(578)
Total ending allowance balance	$722	$1,492	$641	$—	$592	$15	$—	$262	$3,724

	Real Estate Construction	1-4 Family Residential	Commercial Real Estate	Other Real Estate Secured Loans	Commercial, Financial and Agricultural	Consumer	Other Loans	Unallocated	Total
Three months ended June 30, 2017
Activity in the allowance for loan losses:
Beginning balance	$850	$1,847	$657	$12	$395	$15	$—	$—	$3,776
Charge-offs	(2)	(68)	—	—	—	—	(45)	—	(115)
Recoveries	—	4	3	—	1	1	3	—	12
Provision/(reversal of provision)	(70)	29	(8)	—	2	(1)	42	41	35
Total ending allowance balance	$778	$1,812	$652	$12	$398	$15	$—	$41	$3,708
Three months ended June 30, 2016
Activity in the allowance for loan losses:
Beginning balance	$580	$1,554	$669	$—	$578	$15	$—	$310	$3,706
Charge-offs	—	—	—	—	—	—	(8)	—	(8)
Recoveries	3	10	4	—	1	—	8	—	26
Provision/(reversal of provision)	139	(72)	(32)	—	13	—	—	(48)	-
Total ending allowance balance	$722	$1,492	$641	$—	$592	$15	$—	$262	$3,724

	Real Estate Construction	1-4 Family Residential	Commercial Real Estate	Other Real Estate Secured Loans	Commercial, Financial and Agricultural	Consumer	Other Loans	Unallocated	Total
Ending allowance balance attributable to loans at June 30, 2017:
Individually evaluated for impairment	$—	$14	$57	$—	$—	$—	$—	$—	$71
Collectively evaluated for Impairment	778	1,798	595	12	398	15	—	41	3,637
Total ending allowance balance	$778	$1,812	$652	$12	$398	$15	$—	$41	$3,708
Ending allowance balance attributable to loans at December 31, 2016:
Individually evaluated for impairment	$—	$18	$55	$—	$—	$—	$—	$—	$73
Collectively evaluated for Impairment	861	1,791	552	5	460	15	—	—	3,684
Total ending allowance balance	$861	$1,809	$607	$5	$460	$15	$—	$—	$3,757
Loans at June 30, 2017:
Individually evaluated for impairment	$—	$482	$749	$—	$1,185	$8	$—		$2,424
Collectively evaluated for impairment	31,502	114,997	126,639	8,223	17,810	6,543	57		305,771
Total loans balance	$31,502	$115,479	$127,388	$8,223	$18,995	$6,551	$57		$308,195
Loans at December 31, 2016:
Individually evaluated for impairment	$2	$554	$761	$—	$7	$10	$—		$1,334
Collectively evaluated for impairment	31,888	119,337	127,453	9,427	19,228	6,671	145		314,149
Total loans balance	$31,890	$119,891	$128,214	$9,427	$19,235	$6,681	$145		$315,483

Loans individually evaluated for impairment by class of loans as of and for the six months ended June 30, 2017:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$—	$—	$—	$1	$—	$—
1-4 family residential:
Revolving, open ended	32	32	—	33	1	1
First liens	395	395	—	397	3	3
Junior liens	19	19	—	20	1	1
Commercial real estate:
Farmland	115	115	—	118	4	4
Non-owner occupied	28	28	—	29	1	1
Commercial, financial and agricultural
Commercial and industrial	1,187	1,185	—	792	30	31
Total with no related allowance recorded	1,776	1,774	—	1,390	40	41
With an allowance recorded:
1-4 family residential:
Revolving, open ended	33	34	14	33	1	1
First liens	2	2	—	48	—	—
Commercial real estate:
Owner occupied	606	606	57	609	9	9
Consumer	8	8	—	9	—	—
Total with an allocated allowance recorded	649	650	71	699	10	10
Total	$2,425	$2,424	$71	$2,089	$50	$51

Loans individually evaluated for impairment by class of loans as of and for the three months ended June 30, 2017:

	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$1	$—	$—
1-4 family residential:
Revolving, open ended	33	1	1
First liens	397	1	1
Junior liens	20	—	—
Commercial real estate:
Farmland	117	2	2
Non-owner occupied	29	—	—
Commercial, financial and agricultural
Commercial and industrial	1,185	15	22
Total with no related allowance recorded	1,782	19	26
With an allowance recorded:
1-4 family residential:
Revolving, open ended	33	—	—
First liens	36	—	—
Commercial real estate:
Owner occupied	609	5	6
Consumer	9	—	—
Total with an allocated allowance recorded	687	5	6
Total	$2,469	$24	$32

Loans individually evaluated for impairment by class of loans as of and for the six months ended June 30, 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$4	$4	$—	$16	$—	$—
1-4 family residential:
Revolving, open ended	35	35	—	41	1	1
First liens	402	402	—	398	9	17
Junior liens	20	20	—	13	1	1
Commercial real estate:
Farmland	125	125	—	111	6	6
Owner occupied	1,172	1,172	—	1,179	26	26
Non-owner occupied	31	31	—	31	1	1
Commercial, financial and agricultural
Commercial and industrial	12	8	—	9	—	—
Consumer	—	—	—	2	—	—
Total with no related allowance recorded	1,801	1,797	—	1,800	44	52
With an allowance recorded:
Real estate construction:
Other construction	—	—	—	3	—	—
1-4 family residential:
Revolving, open ended	33	33	29	33	1	1
First liens	1,506	1,506	44	1,593	40	39
Commercial real estate:
Owner occupied	3,023	3,023	97	3,055	69	85
Non-owner occupied	1,089	1,089	24	1,093	30	32
Commercial, financial and agricultural
Commercial and industrial	224	224	121	224	7	11
Consumer	12	12	1	11	—	—
Total with an allocated allowance recorded	5,887	5,887	316	6,012	147	168
Total	$7,688	$7,684	$316	$7,812	$191	$220

Loans individually evaluated for impairment by class of loans as of and for the three months ended June 30, 2016:

	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$2	$—	$—
1-4 family residential:
Revolving, open ended	34	—	—
First liens	406	15	15
Junior liens	20	1	1
Commercial real estate:
Farmland	126	3	3
Owner occupied	1,176	12	12
Non-owner occupied	31	—	—
Commercial, financial and agricultural
Commercial and industrial	9	—	—
Consumer	1	—	—
Total with no related allowance recorded	1,805	31	31
With an allowance recorded:
Real estate construction:
Other construction	2	—	—
1-4 family residential:
Revolving, open ended	33	—	—
First liens	1,536	20	21
Commercial real estate:
Owner occupied	3,036	32	34
Non-owner occupied	1,092	15	15
Commercial, financial and agricultural
Commercial and industrial	224	2	2
Consumer	11	—	—
Total with an allocated allowance recorded	5,934	69	72
Total	$7,739	$100	$103

Loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Income Recognized	Cash Basis Income Recognized
With no related allowance recorded:
Real estate construction:
Other construction	$2	$2	$—	$11	$—	$—
1-4 family residential:
Revolving, open ended	34	34	—	38	2	2
First liens	397	397	—	398	13	21
Junior liens	20	20	—	16	1	1
Commercial real estate:
Farmland	120	120	—	115	10	10
Owner occupied	—	—	—	707	—	—
Non-owner occupied	30	30	—	31	2	2
Commercial, financial and agricultural:
Commercial and industrial	10	7	—	8	1	1
Consumer	—	—	—	1	—	—
Other Loans	—	—	—	—	—	—
Total with no related allowance recorded	613	610	—	1,325	29	37
With an allowance recorded:
Real estate construction:
Other construction	—	—	—	2	—	—
1-4 family residential:
Revolving, open ended	33	33	12	33	2	2
First liens	71	70	6	984	2	3
Commercial real estate:
Owner occupied	611	611	56	2,079	32	46
Non-owner occupied	—	—	—	656	—	—
Commercial, financial and agricultural:
Commercial and industrial	—	—	(1)	134	—	—
Consumer	10	10	—	11	1	1
Total with an allocated allowance recorded	725	724	73	3,899	37	52
Total	$1,338	$1,334	$73	$5,224	$66	$89

Troubled Debt Restructurings

The Company had $2,390 of loans with allocated specific reserves of $57 to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2017 compared to $1,302 of loans with allocated specific reserves of $62 at December 31, 2016.  The Company lost $2 and $5 of interest income in the six months and $1 and $2 of interest income in the three months ended June 30, 2017 and 2016, respectively, that would have been recorded in interest income if the specific loans had not been restructured.  Troubled debt restructurings still accruing interest totaled $1,887 and $737 at June 30, 2017 and December 31, 2016, respectively. The Bank had no commitments to lend additional funds to loans classified as troubled debt restructurings at June 30, 2017 or December 31, 2016.

Modifications involving a reduction of the stated interest rate and extension of the maturity date of the loan were for periods ranging from six months to two years.

Loans classified as troubled debt restructurings are included in impaired loans.

Changes in the Company’s restructured loans are set forth in the table below:

	Number of Loans	Recorded Investment
Totals at January 1, 2017	19	$1,302
Additional loans with concessions	2	1,178
Reductions due to:
Reclassified as nonperforming	—	—
Paid in full	(1)	(10)
Charge-offs	(2)	(61)
Transfer to other real estate owned	—	—
Principal paydowns	—	(19)
Lapse of concession period	—	—
TDR reclassified as performing loan	—	—
Totals at June 30, 2017	18	$2,390

The following table presents loans by class modified as troubled debt restructurings that occurred during the first six months of 2017 and 2016:

	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
June 30, 2017
Commercial, financial and agricultural
Commercial and industrial	2	$1,178	$1,178
Total	2	$1,178	$1,178
June 30, 2016
1-4 family residential:
First liens	1	$26	$26
Total	1	$26	$26

The pre-modificaiton and post-modification recorded investment amount represents the recorded investment on the date of the loan modification.  Since the modifications on this loan were an interest rate concession and payment term extension, not principal reductions, the pre-modification and post-modification recorded investment is the same.

Troubled debt restructurings described in the table above had an outstanding balance of $1,178 at June 30, 2017.  There was no increase for the allowance for loan losses and no specific reserve recorded during the first six months of 2017 or 2016.

A loan is considered to be in payment default once it is more than 90 days contractually past due under the modified terms.  There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the first six months of 2017 or 2016.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification.  This evaluation is performed in accordance with the Company’s internal loan policy.  Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days still accruing by class of loans as of June 30, 2017 and December 31, 2016:

	June 30, 2017		December 31, 2016
	Nonaccrual	Loans past due over 90 days still accruing	Nonaccrual	Loans past due over 90 days still accruing
Real estate construction:
Residential construction	$135	$—	$135	$—
Other construction	—	—	14	—
1-4 family residential:
Revolving, open ended	33	—	33	—
First liens	895	—	761	—
Commercial real estate:
Farmland	—	—	—	—
Owner occupied	225		221
Non-owner occupied	—	—	419	—
Commercial, financial and agricultural:
Commercial and industrial	118	—	12	—
Consumer	31	—	—	—
Other loans	—	—	—	—
Total	$1,437	$—	$1,595	$—

The following table presents the aging of the recorded investment in past due loans, including nonaccrual loans, as of June 30, 2017 and December 31, 2016 by class of loans:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
June 30, 2017
Real estate construction:
Residential construction	$35	$—	$135	$170	$11,844	$12,014
Other construction	—	—	—	—	19,488	19,488
1-4 family residential:
Revolving, open ended	33	—	—	33	9,993	10,026
First liens	439	—	561	1,000	102,597	103,597
Junior liens	5	50	—	55	1,801	1,856
Commercial real estate:
Farmland	—	—	—	—	7,091	7,091
Owner occupied	—	176	225	401	64,936	65,337
Non-owner occupied	—	—	—	—	54,960	54,960
Other real estate secured loans	—	—	—	—	8,223	8,223
Commercial, financial and agricultural:
Agricultural	—	—	—	—	1,479	1,479
Commercial and industrial	40	—	118	158	17,358	17,516
Consumer	18	—	17	35	6,516	6,551
Tax exempt	—	—	—	—	—	—
Other loans	—	—	—	—	57	57
Total	$570	$226	$1,056	$1,852	$306,343	$308,195

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2016
Real estate construction:
Residential construction	$175	$—	$—	$175	$18,659	$18,834
Other construction	—	—	—	—	13,056	13,056
1-4 family residential:
Revolving, open ended	28	—	—	28	11,880	11,908
First liens	1,113	412	—	1,525	104,549	106,074
Junior liens	—	—	—	—	1,909	1,909
Commercial real estate:
Farmland	—	—	—	—	6,642	6,642
Owner occupied	—	177	—	177	63,136	63,313
Non-owner occupied	—	—	—	—	58,259	58,259
Other real estate secured loans	—	—	—	—	9,427	9,427
Commercial, financial and agricultural:
Agricultural	—	—	—	—	1,132	1,132
Commercial and industrial	—	—	—	—	18,103	18,103
Consumer	50	10	—	60	6,621	6,681
Tax exempt	—	—	—	—	—	—
Other loans	—	—	—	—	145	145
Total	$1,366	$599	$—	$1,965	$313,518	$315,483

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  The Company assigns an initial credit risk rating on every loan.  All loan relationships with aggregate debt greater than $250 are reviewed at least annually or more frequently if performance of the loan or other factors warrants review.  Smaller balance loans are reviewed and evaluated based on changes in loan performance, such as becoming past due or upon notifying the Bank of a change in the borrower’s financial status.  This analysis is performed on a monthly basis.  The Company uses the following definitions for risk ratings:

Watch.  Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition.  The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments.  While the Bank continues to be adequately secured, the borrower’s margins have decreased or are decreasing, despite the borrower’s continued satisfactory condition.  Other characteristics of borrowers in this class include inadequate credit information and weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank’s exposure.  This classification includes loans to established borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention.  Loans with potential weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank’s credit position in the future.

Substandard.  Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful.  Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values.   These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank’s portfolio.  Credit quality information related to impaired loans was presented above and is excluded from the tables below.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.  As of June 30, 2017 and December 31, 2016, and based on the most recent analysis performed, the risk categories of loans by class of loans are as follows:

	Pass	Watch	Special Mention	Substandard	Doubtful
June 30, 2017
Real estate construction:
Residential construction	$11,844	$35	$—	$135	$—
Other construction	19,069	406	—	13	—
1-4 family residential:
Revolving, open ended	9,922	—	—	39	—
First liens	95,124	7,301	—	773	—
Junior liens	1,775	11	50	—	—
Commercial real estate:
Farmland	5,859	—	—	1,116	—
Owner occupied	63,160	1,345	—	227	—
Non-owner occupied	53,576	1,356	—	—	—
Other real estate loans	8,223	—	—	—	—
Commercial, financial and agricultural:
Agricultural	1,479	—	—	—	—
Commercial and industrial	14,845	1,370	—	118	—
Consumer	6,454	66	—	23	—
Other loans	57	—	—	—	—
Total	$291,387	$11,890	$50	$2,444	$—

	Pass	Watch	Special Mention	Substandard	Doubtful
December 31, 2016
Real estate construction:
Residential construction	$18,524	$175	$—	$135	$—
Other construction	12,615	68	6	365	—
1-4 family residential:
Revolving, open ended	11,642	189	—	11	—
First liens	95,795	8,749	412	652	—
Junior liens	1,833	57	—	—	—
Commercial real estate:
Farmland	5,401	—	—	1,121	—
Owner occupied	60,976	1,725	—	—	—
Non-owner occupied	56,778	1,033	—	419	—
Other real estate loans	9,427	—	—	—	—
Commercial, financial and agricultural:
Agricultural	1,131	—	—	—	—
Commercial and industrial	16,396	1,309	—	390	—
Consumer	6,594	64	10	2	—
Other loans	145	—	—	—	—
Total	$297,257	$13,369	$428	$3,095	$—

NOTE 4 - INCOME PER SHARE

In accordance with ASC 260-10, Earnings Per Share, basic income per share available to common shareholders is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted income per share available to common shareholders reflects the potential dilution that could occur if securities, stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company.  The factors used in the income per share computation follow:

	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Basic
Net income	$1,228	$1,428	$727	$678
Less: Preferred stock dividends reversed	—	4,265	—	—
Net Income available to common shareholders	$1,228	$5,693	$727	$678
Weighted common shares outstanding including participating securities	5,022,421	3,295,150	5,025,146	3,297,978
Less: Participating securities	(26,666)	(39,999)	(26,666)	(39,999)
Weighted average shares	4,995,755	3,255,151	4,998,480	3,257,979
Basic net income per share	$0.25	$1.75	$0.15	$0.21
Diluted
Net income available to common shareholders	$1,228	$5,693	$727	$678
Weighted average common shares	4,995,755	3,255,151	4,998,480	3,257,979
Add: Dilutive effects of assumed exercises of stock options	—	—	—	—
Average common shares and dilutive potential common shares outstanding	4,995,755	3,255,151	4,998,480	3,257,979
Diluted net income per share	$0.25	$1.75	$0.15	$0.21

At June 30, 2017 and 2016, respectively, stock options for 26,550 and 40,400 shares of common stock were not considered in computing diluted net income per share for the six-month and three-month periods ended June 30, 2017 and 2016 because they were antidilutive.

NOTE 5 - INCOME TAXES

The Company recorded $665 of income tax expense for the six months and $402 of income tax expense for the three months ended June 30, 2017, which is an effective tax rate of 35.13% and 35.61%, respectively.  Due to economic conditions and losses recognized between 2008 and 2015, the Company established a valuation allowance against materially all of its deferred tax assets.  Due to improvements in the Company’s performance and overall condition, management determined during the fourth quarter of 2015 that it is more likely than not that the Company’s deferred tax asset can be realized through current and future taxable income.  The Company has approximately $44,738 in net operating losses for state tax purposes that begin to expire in 2024 and $16,878 for federal tax purposes that begin to expire in 2031 to be utilized by future earnings.

 NOTE 6 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

U.S. Government Sponsored Entities and Mortgage-Backed Securities:  The Company uses an independent third party to value its U.S. government sponsored entities and mortgage-backed securities, which are obligations that are not backed by the full faith and credit of the United States government and consist of Government Sponsored Entities that either issue the securities or guarantee the collection of principal and interest payments thereon. The third party’s valuation approach uses relevant information generated by recently executed transactions that have occurred in the marketplace that involve similar assets, as well as using cash flow information when necessary. These inputs are observable, either directly or indirectly in the marketplace for similar assets. The Company considers these valuations to be Level 2 pricing; however, when the securities are added to the portfolio after the third party’s system-wide market value monthly update, the valuations are considered Level 3 pricing.

State and Municipal Securities:  The valuation of the Company’s state and municipal securities is supported by analysis prepared by an independent third party. Their approach to determining fair value involves using recently executed transactions for similar securities and market quotations for similar securities. For these securities that are rated by the rating agencies and have recent trades, the Company considers these valuations to be Level 2 pricing. For these securities that are not rated by the rating agencies and for which trading volumes are thin, the valuations are considered Level 3 pricing.

Corporate Securities:  For corporate securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows (Level 3 inputs) as determined by an independent third party. The significant unobservable inputs used in the valuation model include discount rates and yields or current spreads to the United States Department of the Treasury rates.

Loans Held for Sale: Generally, the fair value of loans held for sale is based on what secondary markets are currently offering for loans with similar characteristics or based on an agreed upon sales price with third party investors and typically result in a Level 2 classification of the inputs for determining fair value.  The Company has elected to carry mortgage loans held for sale at fair value on a recurring basis as permitted under the guidance in ASC 825 – Financial Instruments.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Real estate acquired through foreclosure on a loan or by surrender of the real estate in lieu of foreclosure is called “OREO”. OREO is initially recorded at the fair value of the property less estimated costs to sell, which establishes a new cost basis. OREO is subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Valuation adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Valuation adjustments are also required when the listing price to sell an OREO property has had to be reduced below the current carrying value. If there is a decrease in the fair value of the property from the last valuation, the decrease in value is charged to noninterest expense. All income produced from changes in fair values in, and gains and losses on, OREO is also included in noninterest expense. During the time the property is held, all related operating and maintenance costs are expensed as incurred.

Appraisals for both collateral dependent impaired loans and OREO are performed by certified general appraisers, certified residential appraisers or state licensed appraisers whose qualifications and licenses are annually reviewed and verified by the Bank. Once received, either Bank personnel or an independent review appraiser reviews the assumptions and approaches utilized in the appraisal, as well as the overall resulting fair value, and determines whether the appraisal is reasonable. Appraisals for collateral dependent impaired loans and OREO are updated annually. On an annual basis, the Company compares the actual selling costs of collateral that has been liquidated to the selling price to determine what additional adjustment should be made to the appraisal value to arrive at fair value. Beginning in the third quarter of 2010 and continuing through the quarter ended June 30, 2017, the Company’s analysis indicated that a discount of 15% should be applied to properties with appraisals performed within 12 months.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on the anticipated gain from the sale of the underlying loan. Changes in the fair values of these derivatives are included in noninterest income as gain on sale of loans.  Commitments to fund mortgage loans are short-term and, therefore, the carrying value and fair value are considered immaterial for disclosure.

Assets and Liabilities Measured on a Recurring Basis

		Fair Value Measurements at June 30, 2017 using
	Carrying Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
Mortgage-backed - residential	$69,255	$69,255	$—
State and municipals	1,333	1,333	—
Other debt securities	2,138	2,138	—
Total available for sale securities	72,726	72,726	—
Loans held for sale	84	84	—

		Fair Value Measurements at December 31, 2016 using
	Carrying Value	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
Mortgage-backed - residential	$67,899	$67,899	$—
State and municipals	1,308	1,308	—
Total available for sale securities	69,207	69,207	—
Loans held for sale	561	561	—

There were no transfers among fair value pricing levels during the six months and three months ended June 30, 2017 and 2016.

The following table summarizes the differences between the fair value and the principal balance for loans held for sale measured at fair value as of June 30, 2017 and December 31, 2016:

	June 30, 2017			December 31, 2016
	Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference	Aggregate Fair Value	Aggregate Unpaid Principal Balance	Difference
Loans held for sale, in secondary market	$84	$83	$1	$561	$547	$14

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six-month and three-month periods ended June 30, 2017 and 2016:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) State and County Municipal Securities
	Six Months Ended June 30,		Three Months Ended June 30,
	2017	2016	2017	2016
Beginning balance	$—	$101	$—	$100
Securities sold		$(100)		$(100)
Change in fair value	—	(1)	—	—
Ending balance	$—	$—	$—	$—

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	June 30, 2017
	Carrying Value	Fair Value Measurements using other significant unobservable inputs (Level 3)
Assets:
Impaired loans:
1-4 family residential	$19	$19
Commercial real estate	206	206
Commercial, financial and agricultural	6	6
Total impaired loans	231	231
Other real estate owned:
Construction and development	2,220	2,220
1-4 family residential	254	254
Non-farm, non-residential	314	314
Total other real estate owned	2,788	2,788

	December 31, 2016
	Carrying Value	Fair Value Measurements using other significant unobservable inputs (Level 3)
Assets:
Impaired loans:
1-4 family residential	$21	$21
Commercial real estate	206	206
Total impaired loans	227	227
Other real estate owned:
Construction and development	2,839	2,839
1-4 family residential	149	149
Non-farm, non-residential	1,709	1,709
Total other real estate owned	4,697	4,697

Impaired loans, with specific allocations or partial charge offs based on the fair value of the underlying collateral for collateral dependent loans, had a recorded investment of $265 at June 30, 2017, with a valuation allowance of $34, resulting in an immaterial impact on the allowance for loan losses for the six-month period ended June 30, 2017, while no additional provision was recorded in the first six months of 2017 on impaired loans. Impaired loans, with specific allocations or partial charge offs based on the fair value of the underlying collateral for collateral dependent loans, had a recorded investment of $254, with a valuation allowance of $27, resulting in an immaterial impact on the allowance for the loan losses for the year ended December 31, 2016.

Other real estate owned, measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $2,788, which is made up of the outstanding balance of $3,699, net of a valuation allowance of $911 at June 30, 2017, resulting in no writedowns charged to expense in the six months ended June 30, 2017, compared to no write-down charged to expense in the six months ended June 30, 2016. Net carrying amount was $4,697 at December 31, 2016, which was made up of the outstanding balance of $6,086, net of a valuation allowance of $1,389.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments at fair value on a non-recurring basis at June 30, 2017:

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average) (1)
Impaired Loans:
1-4 family residential	$19	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (0.0%) (0.0%)
Commercial real estate	$206	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (8.0%) (8.0%)
Commercial, financial and agricultural	$6	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (0.0%) (0.0%)
Other real estate owned:
Construction and development	$2,220	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (0.0%) (0.0%)
1-4 family residential	$254	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (8.25%) (0.4%)
Non-farm, non-residential	$314	Sales comparison approach	Adjustment for differences between comparable sales	(0.0%) - (0.0%) (0.0%)

(1)

The range presented in the table reflects the discounts applied by the independent appraiser in arriving at their conclusion of market value. Management applies an additional 15% discount to the appraiser’s conclusion of market value to arrive at fair value.

Carrying amount and estimated fair values of significant financial instruments at June 30, 2017 and December 31, 2016 were as follows:

	June 30, 2017
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$39,161	$39,161	$39,161	$—	$—
Time deposits in other financial institutions	23,558	23,541	—	23,541	—
Securities available for sale	72,726	72,726	—	72,726	—
Loans, net of allowance	304,487	291,239	—	—	291,239
Restricted equity securities	1,727	NA	NA	NA	NA
Financial liabilities
Deposits with stated maturities	188,313	189,234	—	189,234	—
Deposits without stated maturities	237,965	237,965	237,965	—	—
Subordinated debentures	13,000	13,000	—	—	13,000

	December 31, 2016
	Carrying Amount	Total	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$24,934	$24,934	$24,934	$—	$—
Time deposits in other financial institutions	24,797	24,784	—	24,784	—
Securities available for sale	69,207	69,207	—	69,207	—
Loans held for sale	561	561	—	561	—
Loans, net of allowance	311,726	299,359	—	—	299,359
Restricted equity securities	1,727	NA	NA	NA	NA
Financial liabilities
Deposits with stated maturities	198,770	199,672	—	199,672	—
Deposits without stated maturities	224,637	224,637	224,637	—	—
Subordinated debentures	13,000	13,000	—	—	13,000

Carrying amount is the estimated fair value for cash and cash equivalents, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully resulting in a Level 1 classification. The method for determining fair values of securities was discussed elsewhere in this footnote. Restricted equity securities do not have readily determinable fair values due to their restrictions on transferability, therefore cost basis is appropriate fair value. For fixed rate loans and variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk resulting in a Level 3 classification. For fixed and variable rate deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk resulting in a Level 2 classification. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values resulting in a Level 3 classification. Fair value of loans held for sale is based on market quotes resulting in a Level 2 classification. Fair value of subordinated debentures is based on discounted cash flows using current rates for similar financing resulting in a Level 3 classification. The fair value of off-balance-sheet items is not considered material.

NOTE 7 – REGULATORY MATTERS

Bank holding companies with total consolidated assets in excess of $1 billion (or with a material amount of debt or equity securities registered with the SEC regardless of asset size) and banks are subject to regulatory capital requirements administered by state and federal banking agencies.  Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet minimum capital requirements can initiate regulatory actions that could have a direct material effect on the financial statements.

Prompt corrective action regulations classify banks into one of five capital categories depending on how well they meet their minimum capital requirements.  Although these terms are not used to represent the overall financial condition of a bank, the classifications are:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.  If adequately capitalized or worse, or subject to a written agreement, consent order, or cease and desist order requiring higher minimum capital levels, regulatory approval would be required for the Bank to accept, renew or rollover brokered deposits.  If a bank is classified as undercapitalized or worse, its capital distributions are restricted, as is its asset growth and expansion, and capital restoration plans are required.  At June 30, 2017, the Bank’s capital ratios were above those levels necessary to be considered “well capitalized” under the regulatory framework for prompt corrective action.

The Company’s principal source of funds for dividend and/or interest payments is dividends received from the Bank.  Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Under these regulations, the amount of dividends that may be paid by the Bank in any calendar year is limited to the current year’s net income, combined with the retained net income of the preceding two years, subject to the capital requirements described above.  At June 30, 2017, the Bank could dividend up to $6,917 to the Company, without the consent of the Commissioner of the Tennessee Department of Financial Institutions (the “Department”) or the FDIC.

The Company’s and the Bank’s capital amounts and ratios at June 30, 2017 and December 31, 2016, were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Applicable Regulatory Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2017
Total Capital to risk weighted assets
Community First Bank & Trust	$46,875	14.39%	$26,057	8.00%	$32,572	10.00%
Consolidated	50,996	15.56%	26,224	8.00%	32,780	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$43,167	13.25%	$14,657	4.50%	$21,172	6.50%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$43,167	13.25%	$19,543	6.00%	$26,057	8.00%
Consolidated	30,761	9.38%	13,112	4.00%	19,668	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$43,167	9.15%	$18,866	4.00%	$23,583	5.00%
Consolidated	30,761	6.50%	18,935	4.00%	N/A	N/A
December 31, 2016
Total Capital to risk weighted assets
Community First Bank & Trust	$45,424	13.79%	$26,359	8.00%	$32,948	10.00%
Consolidated	48,266	14.52%	26,593	8.00%	33,241	10.00%
Common Equity Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$14,827	4.50%	$21,416	6.00%
Consolidated	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 Capital to risk weighted assets
Community First Bank & Trust	$41,667	12.65%	$19,769	6.00%	$26,359	8.00%
Consolidated	27,680	8.33%	13,296	4.00%	19,945	6.00%
Tier 1 Capital to average assets
Community First Bank & Trust	$41,667	8.91%	$18,704	4.00%	$23,380	5.00%
Consolidated	27,680	5.90%	18,779	4.00%	N/A	N/A

In July 2013, the Federal banking regulators, in response to the statutory requirements of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), adopted new regulations implementing the Basel Capital Adequacy Accord (“Basel III”) and the related minimum capital ratios. These capital requirements, which were effective January 1, 2015 and apply to bank holding companies with total assets in excess of $1,000,000 (or that have a material amount of debt and equity securities registered with the SEC regardless of asset size) and to banks, include a new “Common Equity Tier 1 Ratio”, which has stricter rules as to what qualifies as Common Equity Tier 1 Capital.  A summary of the changes to the regulatory capital ratios are as follows:

	Guideline in Effect At December 31, 2014		Basel III Requirements
	Adequately Capitalized	Well Capitalized	Adequately Capitalized	Well Capitalized
Common Equity Tier 1 Ratio (Common Equity to Risk Weighted Assets)	Not Applicable	Not Applicable	4.5%	6.5%
Tier 1 Capital to Risk Weighted Assets	4%	6%	6%	8%
Total Capital to Risk Weighted Assets	8%	10%	8%	10%
Tier 1 Leverage Ratio	4%	5%	4%	5%

The guidelines under Basel III also establish a 2.5% capital conservation buffer requirement that is phased in over three years beginning January 1, 2016. The buffer is related to risk weighted assets. The Basel III minimum requirements for capital adequacy after giving effect to the buffer are as follows:

	2016	2017	2018	2019
Common Equity Tier 1 Ratio	5.125%	5.75%	6.375%	7.0%
Tier 1 Capital to Risk-Weighted Assets Ratio	6.625%	7.25%	7.875%	8.5%
Total Capital to Risk-Weighted Assets Ratio	8.625%	9.25%	9.875%	10.5%

In order to avoid limitations on capital distributions such as dividends and certain discretionary bonus payments to executive officers, a banking organization must maintain capital ratios above the minimum ratios including the buffer. The requirements of Basel III also place additional restrictions on the inclusion of deferred tax assets and capitalized mortgage servicing rights as a percentage of Tier 1 Capital. In addition, the risk weights assigned to certain assets such as past due loans and certain real estate loans have been increased. The requirements of Basel III allowed banks and bank holding companies with less than $250 billion in assets a one-time opportunity to opt-out of a requirement to include unrealized gains and losses in accumulated other comprehensive income in their capital calculation.  The Company and the Bank have opted out of this requirement.

NOTE 8 – PREFERRED STOCK RESTRUCTURE

On February 25, 2016 holders of the Company’s Series A Preferred Stock and the Company’s common stock, no par value per share (the “Common Stock”), approved amendments to the Company’s charter (the “Charter Amendments”) to modify the terms of the Company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) to, among other things, (i) cancel the amount of undeclared dividends in respect of the Series A Preferred Stock; (ii) reduce the liquidation preference on the Series A Preferred Stock to $650 per share plus the amount of any declared and unpaid dividends, without accumulation of any undeclared dividends; (iii) reduce the dividend rate payable on the Series A Preferred Stock from 9% per annum to 5% per annum; (iv) change the designation of the Series A Preferred Stock from “Cumulative” to “Non-Cumulative” and change the rights of the holders of the Series A Preferred Stock such that dividends or distributions on the Series A Preferred Stock will not accumulate unless declared by the Company’s board of directors and subsequently not paid; and (v) eliminate the restrictions on the Company’s ability to pay dividends or make distributions on, or repurchase, shares of its Common Stock or other junior stock or stock ranking in parity with the Series A Preferred Stock prior to paying accumulated but undeclared dividends or distributions on the Series A Preferred Stock.  The Charter Amendments were effective on February 26, 2016.  As a result of the Charter Amendments in the first quarter of 2016, the Company reversed $4,386 of accrued dividends on the Series A Preferred Stock that reduced the Company’s accumulated deficit by the same amount and $4,167 of face value that increased the Company’s additional paid-in capital, which is included in Common Stock, by the same amount.

On April 26, 2016, the Company entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) that provided for the conversion of all of the issued and outstanding shares of the Company’s Series A Preferred Stock, having a liquidation preference of $650 per share, into shares of the Company’s Common Stock. Pursuant to the Conversion Agreement, each holder of shares of the Series A Preferred Stock, including the Company’s directors and executive officers that owned such shares, had each share of his or her Series A Preferred Stock converted into 136.84 shares of Common Stock (the “Conversion Shares”) as of June 30, 2016, representing an effective conversion price for each share of Common Stock of $4.75.  Under the terms of the Conversion Agreement, the Company issued an aggregate of 1,629,097 shares of Common Stock to the holders of the Series A Preferred Stock.  The issuance of the Conversion Shares was approved by the Company’s board of directors and separately by the members of the board of directors that did not own any shares of the Series A Preferred Stock.

On September 27, 2016, the Company completed the issuance of 40,528 shares of its Common Stock in connection with a rights offering resulting in aggregate gross proceeds to the Company of approximately $193.  The Company used the net proceeds from the offering for general corporate purposes.